

OLD MUTUAL®

Funds II

Old Mutual Funds II

ANNUAL REPORT

March 31, 2010

Equity Funds
Old Mutual Analytic U.S. Long/Short Fund
Old Mutual Barrow Hanley Value Fund
Old Mutual Focused Fund
Old Mutual Heitman REIT Fund
Old Mutual Large Cap Growth Fund
Old Mutual Strategic Small Company Fund
Old Mutual TS&W Mid-Cap Value Fund
Old Mutual TS&W Small Cap Value Fund

Fixed-Income Funds
Old Mutual Barrow Hanley Core Bond Fund
Old Mutual Cash Reserves Fund
Old Mutual Dwight High Yield Fund
Old Mutual Dwight Intermediate Fixed Income Fund
Old Mutual Dwight Short Term Fixed Income Fund

TABLE OF CONTENTS

TABLE OF CONTENTS — concluded

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Fund's per-share price, and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Funds' performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call 888-772-2888 or visit oldmutualfunds.com for performance results current to the most recent month-end.

Performance without load assumes that no front-end or contingent deferred sales charge was applied or the investment was not redeemed. Performance with load assumes that a front-end or contingent deferred sales charge was applied to the extent applicable. Each of the Funds offer Class A, Class Z and Institutional Class shares. The Old Mutual Dwight Intermediate Fixed Income Fund and Old Mutual Dwight Short Term Fixed Income Fund also offer Class C shares. Class A shares have a current maximum up-front sales charge of 5.75% (4.75% for Dwight Intermediate Fixed Income Fund, 3.00% for Dwight Short Term Fixed Income Fund and none for Cash Reserves Fund) and are subject to an annual service fee of 0.25%. Class C shares are subject to aggregate annual distribution and service fees of 1.00% (0.75% for Dwight Short Term Fixed Income Fund) and will be subject to a contingent deferred sales charge of 1.00% if redeemed within the first 12 months of purchase. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions, and Fund holdings as of March 31, 2010, the end of the report period, and these views and opinions are subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or of the Funds.

Opinions and forecasts regarding industries, companies and/or themes, and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of March 31, 2010 are included in each Fund's Schedule of Investments. There is no assurance that the securities purchased remain in a Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the real estate sector has been among the most volatile sectors in the market. Investing in fixed income securities such as bonds involves interest rate risk. When interest rates rise, the value of fixed income securities generally decreases. High-yield bonds involve a greater risk of default and price volatility than U.S. government and other higher-quality bonds. An investment in a Fund is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain Funds utilize call options, short selling and derivatives as part of their investment strategy. Call options involve certain risks, such as limited gains and lack of liquidity of the underlying securities, and are not suitable for all investors. There are risks associated with short selling, including the risk that a Fund may have to cover the short position at a higher price than the short price, resulting in a loss. A Fund's loss on a short sale is potentially unlimited as a loss occurs when the value of a security sold short increases. By engaging in certain derivative strategies or investing the proceeds received from selling securities sold short, a Fund is employing leverage, which creates special risks. The use of leverage may increase the Fund's exposure to long equity positions and make any change in the Fund's net asset value greater than without the use of leverage, which could result in increased volatility of returns. Derivatives are often more volatile than other investments and may magnify a Fund's gains or losses. A Fund could be negatively affected if the change in market value of the securities fails to correlate with the value of the derivative purchased or sold.

ABOUT THIS REPORT — concluded

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for comparing the Funds' performance against specific securities indexes. Each index shown accounts for both changes in security price and reinvestment of dividends and distributions and with the exception of the Lipper Money Market Funds Average, each index does not reflect the cost of managing a mutual fund. The Lipper Money Market Funds is an average of managed mutual funds, thus performance of this index includes the underlying funds' management costs. The Funds may significantly differ in holdings and composition from an index. Individuals cannot invest directly in an index.

Barclays Capital U.S. Aggregate Bond Index

The unmanaged Barclays Capital U.S. Aggregate Bond Index is a widely recognized measure of the aggregate bond market. The unmanaged index is market value-weighted inclusive of accrued interest.

Barclays Capital U.S. Corporate High-Yield Bond Index

The Barclays Capital U.S. Corporate High-Yield Bond Index is an unmanaged portfolio of corporate bonds constructed with a rules-based methodology to mirror the U.S. high yield debt market. Performance data for the index includes reinvested income.

Barclays Capital U.S. Intermediate Aggregate Bond Index

The Barclays Capital Intermediate U.S. Aggregate Bond Index is an unmanaged index of fixed-income securities with medium term durations. The unmanaged index is market-value weighted inclusive of accrued interest.

Lipper Money Market Funds Average

The Lipper Money Market Funds Average is an average of managed mutual funds that invest in high-quality financial instruments rated in the top two grades, with dollar-weighted average maturities of less than 90 days. The Lipper Money Market Funds Average represents the average performance of 297 mutual funds (as of March 31, 2010) classified by Lipper, Inc. in the Money Market category.

Merrill Lynch 1-3 Year U.S. Treasuries Index

The Merrill Lynch 1-3 Year U.S. Treasuries Index is a capitalization weighted basket of all outstanding U.S. Treasury notes and bonds having between one and three years remaining term to maturity and a minimum outstanding of $1 billion.

Russell 1000® Growth Index

The unmanaged Russell 1000 Growth Index measures the performance of those Russell 1000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell 1000® Value Index

The Russell 1000 Value Index measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower expected growth values.

Russell 2000® Index

The unmanaged Russell 2000 Index is comprised of smaller cap common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies.

Russell 2000® Growth Index

The Russell 2000 Growth Index measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth rates.

Russell 2000® Value Index

The unmanaged Russell 2000 Value Index measures the performance of those Russell 2000 Index companies with lower price-to-book ratios and lower forecasted growth values.

Russell Midcap® Value Index

Russell Midcap Value Index measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values. The stocks are also members of the Russell 1000 Value Index.

Standard & Poor's 500 Index

The unmanaged Standard & Poor's 500 ("S&P 500") Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Wilshire U.S. Real Estate Securities Index

The unmanaged Wilshire U.S. Real Estate Securities Index is a market weighted capitalization index of publicly traded real estate securities, including real estate investment trusts, real estate operating companies, and partnerships. This index is float adjusted.

Index returns and statistical data included in this report are provided by Bloomberg, Lipper and Factset.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

The twelve-month period ended March 31, 2010, experienced one of the strongest recoveries in stock and bond market history. During this time, the government's stimulus programs aimed at stabilizing the financial markets took hold and companies began to repair their balance sheets. Investors increased their appetite for riskier stocks and large, higher-quality companies were less favored.

All of the major asset classes were up for the year ended March 31, 2010. During this period, the S&P 500 Index returned 49.77%, with the financials and industrials sectors the top performers. Value indexes, with their higher exposure to the financials sector, outperformed their growth counterparts, regardless of market capitalization.

Bonds overall also generated positive results with the Barclays Capital U.S. Aggregate Bond Index returning 7.69%, aided by continued spread tightening among non-Treasury securities. Corporate bonds outperformed Treasuries by 24.98% as strong balance sheets, rising profits, and improving outlooks created a favorable fundamental backdrop for credit. As a result, credit spreads ended the period with the tightest close since November of 2007. High-yield bonds soared over the past twelve months with the Barclays Capital U.S. Corporate High-Yield Bond Index returning 56.18%, the best fiscal-year return since the index's inception in 1983. On the opposite end of the spectrum, money market returns were at all-time lows as the Federal Reserve kept the federal funds rate between 0% and 0.25% during the fiscal year.

The U.S. and global economy and financial markets continued the recovery from the wounds of the financial crisis and the recovery is expected to continue through 2010. This year will be an important, transitional year for the economy as it works to build up sufficient strength to stand on its own once public support is removed. Financial institutions and the markets are also dealing with, and assimilating, the raft of legislative and regulatory changes enacted to address the financial crisis, including increased oversight of financial institutions, increased transparency and reduced leverage, money market reform, and a more aggressive Securities and Exchange Commission.

Old Mutual Capital and the sub-advisers to your funds continue to monitor and evaluate all these factors as we manage the money with which you have entrusted us. As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in the Old Mutual Funds II portfolios. Please do not hesitate to contact us if there is anything we can do to better serve you. Feel free to contact me directly at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Funds II

Old Mutual Analytic U.S. Long/Short Fund

Management Overview (Unaudited)

Sub-Adviser: Analytic Investors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2010, the Old Mutual Analytic U.S. Long/Short Fund (the "Fund") underperformed its benchmark, the S&P 500 Index (the "Index"). The Fund's Class Z shares posted a 38.30% return versus a 49.77% return for the Index. Performance for all share classes can be found on page 7.

Q. What investment environment did the Fund face during the past period?

A. Stock markets around the world rose during most of the year. Around the middle of the period, equity prices began to fall due to weak U.S. macroeconomic reports that left investors uncertain about the strength of the economic recovery. They quickly rallied, however, due to positive economic news that reassured investors that the recovery was still intact.

Toward the second half of the period, there was evidence that the junk rally was fading and that the recession may finally be coming to a close. Factor payoffs in the closing months of a recession tend to reward issues with higher risk (high beta) and lower quality (low return-on-assets). These abnormal factor-payoff periods tend to be brief and are followed by periods where factor returns revert to a more typical pattern.

Q. Which market factors influenced the Fund's relative performance?

A. The investment process of Analytic Investors, LLC ("Analytic") is based on the premise that investor behavior changes, but changes slowly, and is fairly persistent from month to month. The Fund underperformed the Index for the period, as inconsistency in factor performance presented a challenging environment to add value. An emphasis on companies with attractive asset utilization and above average sales-to-price ratios contributed positively to performance, as investors rewarded these factors over the fiscal year. However, positive tilts toward companies with above average interest coverage and recent earnings-per-share growth detracted from overall performance, as investors penalized these characteristics over the period. A de-emphasis on companies with attractive price momentum and growth in market contributed positively to performance, as investors penalized these measures during the period; while negative tilts on companies with high financial leverage and trading volume detracted from performance, as these characteristics were rewarded by investors during the period.

Q. How did portfolio composition affect Fund performance?

A. Short positions drove the Fund's underperformance. Short positions in the financials, information technology, and industrials sectors were the key detractors as positions in these sectors increased during the period. Short positions in media conglomerate Liberty Media Capital, multinational electronics and computer corporation Apple (no longer a Fund holding), and multinational technology and services conglomerate General Electric, detracted from Fund performance. Liberty Media Capital completed a merger between Liberty Entertainment, a division of Liberty Media Capital, and DIRECTV Group, which positively impacted the stock but had negative implications for the Fund's short position. Liberty Entertainment is now a wholly owned subsidiary of DIRECTV holdings, a new public holding company. The Fund's short position in Apple also detracted from performance as the price of the stock increased, in part on news that Vodafone Group and Apple reached an agreement to bring iPhone 3G and iPhone 3GS to the United Kingdom and Ireland in early 2010. Towards the end of the fiscal year, General Electric announced the successful completion of their acquisition of ScanWind, a developer of advanced drive train and control wind turbine technologies. As the price of General Electric's stock increased, the Fund's short position was negatively impacted.

Performance Highlights

- *For the fiscal year ended March 31, 2010, the Old Mutual Analytic U.S. Long/Short Fund (the "Fund") underperformed its benchmark, the S&P 500 Index (the "Index"). The Fund's Class Z shares posted a 38.30% return versus a 49.77% return for the Index.*
- *Stock selection within the materials, health care, and consumer staples sectors contributed positively to the Fund's performance, while short positions in the financials, information technology, and industrials sectors detracted from the Fund's performance.*
- *Among the top contributors were long positions in cable operator Comcast, airline Southwest Airlines (no longer a Fund holding), and the technology-based company Corning, which operates in five reportable business segments.*
- *Short positions in media conglomerate Liberty Media Capital, multinational electronics and computer corporation Apple (no longer a Fund holding), and multinational technology and services conglomerate General Electric, detracted from Fund performance.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Analytic Investors, LLC

Top Ten Holdings
as of March 31, 2010

Microsoft	5.4%
International Business Machines	5.0%
Chevron	4.5%
ConocoPhillips	4.2%
Cardinal Health	3.7%
Amgen	3.6%
Comcast, Cl A	3.5%
Sysco	3.5%
Texas Instruments	3.2%
Ford Motor	3.2%
As a % of Total Fund Investments*	39.8%

* Top ten holdings are all long positions.

On the other side of the equation, stock selection within the materials, health care, and consumer staples sectors contributed positively to the Fund's performance. Among the top contributors were long positions in cable operator Comcast, airline Southwest Airlines (no longer a Fund holding), and the technology-based company Corning, which operates in five reportable business segments. During the fiscal year, Comcast and Home Box Office ("HBO") announced that together they would be offering, for the first time, television and movie content from both HBO and Cinemax online, and this had a positive impact on the performance of Comcast's stock. The HBO and Cinemax broadband services will be available as part of the company's OnDemand Online trial, accessible via Comcast.net and Fancast.com. Southwest Airlines declared their fourth quarter 2009 financial results, with its adjusted net income at $74 million (10¢/share), compared to $61 million (8¢/share) at the same time last year. With the implementation of new cost-effective processes and introduction of new products, 2009 was its 37th consecutive year of profitability. The stock was subsequently sold because it no longer fit within the total portfolio's risk and/or factor constraints. Corning's telecommunications segment announced that it would not only be supplying product to, but also lending design assistance to, Case Western Reserve University for a new project being led by the school. The new initiative involves testing super-high-speed Internet access in inner-city neighborhoods, and the impact it has to help improve and transform the quality of life experienced by members of those communities. This news, in turn, had a positive impact on the company's stock price.

Q. What is the investment outlook for the U.S. equity market?

A. Analytic intends to emphasize stocks with attractive historical sales-to-price ratios and asset utilization. Analytic also intends to focus on select companies with above average cash-flow-to-price ratios, while de-emphasizing companies with higher-than-average analyst dispersion. Analytic further anticipates continuing to move away from companies with attractive growth in market and above average sales/share volatility.

Analytic's process is based on the fundamental belief that there is persistency in the types of characteristics investors prefer. Analytic believes that if this holds going forward, the Fund should benefit from being properly positioned towards stocks with characteristics favored by investors.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2010

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z*	07/01/93	38.30%	0.80%	(0.84)%	7.65%
Class A with load	07/31/03	30.21%	(0.64)%	n/a	2.70%
Class A without load	07/31/03	38.09%	0.56%	n/a	3.62%
Institutional Class	12/20/06[1]	38.60%	n/a	n/a	(6.10)%
S&P 500 Index	07/01/93	49.77%	1.92%	(0.65)%	7.93%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

* Data prior to January 11, 2002 includes performance of a predecessor fund. The predecessor fund was managed by Analytic Investors, LLC and had investment goals, strategies and policies that were substantially similar to the Fund.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to February 2006, the Fund did not take short positions as part of its main investment strategies and the Fund's performance prior to February 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75%. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A and Institutional Class shares (as reported in the July 29, 2009 prospectuses) are 1.70% and 1.84%; 2.60% and 2.04%; and 1.72% and 1.61%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 2000 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2010 — % of Total Fund Investments



Old Mutual Analytic U.S. Long/Short Fund — continued

Schedule of Investments

As of March 31, 2010

Description	Shares	Value (000)
Common Stock — 117.5%		
Aerospace/Defense — 3.1%		
General Dynamics (B)	49,170	$ 3,796
Lockheed Martin	6,619	551
Northrop Grumman	2,209	145
Total Aerospace/Defense		4,492
Agricultural Chemicals — 0.0%		
CF Industries Holdings	663	60
Total Agricultural Chemicals		60
Airlines — 1.6%		
Delta Airlines*	159,321	2,324
Total Airlines		2,324
Applications Software — 6.4%		
Microsoft (B)	317,187	9,284
Total Applications Software		9,284
Auto/Truck Parts & Equipment-Original — 0.0%		
Federal Mogul*	956	18
Total Auto/Truck Parts & Equipment-Original		18
Auto-Cars/Light Trucks — 3.8%		
Ford Motor*	440,471	5,537
Total Auto-Cars/Light Trucks		5,537
Cable/Satellite TV — 5.2%		
Comcast, Cl A (B)	322,295	6,066
DISH Network, Cl A	74,939	1,560
Total Cable/Satellite TV		7,626
Chemicals-Diversified — 3.5%		
E.I. du Pont de Nemours	25,927	966
Huntsman	344,762	4,154
Total Chemicals-Diversified		5,120
Chemicals-Specialty — 0.3%		
Eastman Chemical	6,529	416
Total Chemicals-Specialty		416
Commercial Banks-Eastern US — 0.3%		
M&T Bank	5,944	472
Total Commercial Banks-Eastern US		472
Commercial Banks-Southern US — 0.2%		
First Citizens BancShares, Cl A	1,806	359
Total Commercial Banks-Southern US		359

Description	Shares	Value (000)
Commercial Services-Finance — 1.9%		
Lender Processing Services	1,968	$ 74
Moody's	92,486	2,751
Total Commercial Services-Finance		2,825
Computer Services — 0.1%		
Computer Sciences* (B)	3,698	201
Total Computer Services		201
Computers — 6.7%		
Dell*	81,011	1,216
International Business Machines (B)	67,066	8,601
Total Computers		9,817
Dental Supplies & Equipment — 0.0%		
Patterson	693	22
Total Dental Supplies & Equipment		22
Distribution/Wholesale — 0.3%		
Ingram Micro, Cl A*	24,290	426
Total Distribution/Wholesale		426
Diversified Banking Institution — 1.8%		
Citigroup*	404,383	1,638
Goldman Sachs Group	6,164	1,052
Total Diversified Banking Institution		2,690
Diversified Manufacturing Operations — 0.8%		
General Electric	2,520	46
Illinois Tool Works	24,458	1,158
Total Diversified Manufacturing Operations		1,204
E-Commerce/Products — 0.1%		
Amazon.com*	918	125
Total E-Commerce/Products		125
Electric-Generation — 2.1%		
AES*	272,472	2,997
Total Electric-Generation		2,997
Electric-Integrated — 0.4%		
Allegheny Energy	2,468	57
Constellation Energy Group	4,170	146
DTE Energy	357	16
FirstEnergy	4,275	167
Integrys Energy Group	5,028	238
Total Electric-Integrated		624

Description	Shares	Value (000)
Electronic Components-Miscellaneous — 2.4%		
Jabil Circuit	218,686	$ 3,541
Total Electronic Components-Miscellaneous		3,541
Electronic Components-Semiconductors — 6.0%		
Micron Technology*	301,879	3,137
Texas Instruments (B)	229,171	5,608
Total Electronic Components-Semiconductors		8,745
Electronic Parts Distribution — 1.8%		
Tech Data*	62,589	2,622
Total Electronic Parts Distribution		2,622
Electronics-Military — 0.8%		
L-3 Communications Holdings	13,002	1,191
Total Electronics-Military		1,191
Engineering/R&D Services — 2.5%		
Fluor (B)	79,805	3,712
Total Engineering/R&D Services		3,712
Filtration/Separation Products — 0.2%		
Donaldson	6,274	283
Total Filtration/Separation Products		283
Finance-Credit Cards — 3.8%		
American Express (B)	102,267	4,220
Discover Financial Services (B)	83,343	1,242
Total Finance-Credit Cards		5,462
Finance-Other Services — 0.0%		
NYSE Euronext	2,047	61
Total Finance-Other Services		61
Food-Miscellaneous/Diversified — 1.8%		
Sara Lee	185,609	2,586
Total Food-Miscellaneous/Diversified		2,586
Food-Retail — 0.9%		
SUPERVALU	76,537	1,277
Total Food-Retail		1,277
Food-Wholesale/Distribution — 4.1%		
Sysco (B)	204,106	6,021
Total Food-Wholesale/Distribution		6,021
Industrial Gases — 0.1%		
Airgas	1,205	77
Total Industrial Gases		77

Description	Shares	Value (000)
Internet Security — 0.0%		
VeriSign*	918	$ 24
Total Internet Security		24
Investment Management/Advisory Services — 1.4%		
T Rowe Price Group (B)	35,794	1,966
Total Investment Management/Advisory Services		1,966
Machinery-Construction & Mining — 0.2%		
Bucyrus International	4,757	314
Total Machinery-Construction & Mining		314
Machinery-Pumps — 0.1%		
Graco	4,396	141
Total Machinery-Pumps		141
Medical Products — 2.9%		
Johnson & Johnson (B)	41,264	2,690
Stryker (B)	23,163	1,325
Zimmer Holdings*	3,117	185
Total Medical Products		4,200
Medical-Biomedical/Genetic — 7.1%		
Amgen* (B)	102,592	6,131
Biogen Idec*	71,205	4,084
Millipore*	786	83
Total Medical-Biomedical/Genetic		10,298
Medical-HMO — 0.9%		
WellPoint*	19,264	1,240
Total Medical-HMO		1,240
Medical-Wholesale Drug Distributors — 9.7%		
AmerisourceBergen (B)	112,661	3,258
Cardinal Health (B)	179,413	6,464
McKesson (B)	66,814	4,391
Total Medical-Wholesale Drug Distributors		14,113
Multimedia — 1.1%		
Time Warner	50,903	1,592
Total Multimedia		1,592
Non-Hazardous Waste Disposal — 0.8%		
Waste Management	33,036	1,137
Total Non-Hazardous Waste Disposal		1,137
Oil Companies-Exploration & Production — 0.3%		
XTO Energy	7,924	374
Total Oil Companies-Exploration & Production		374

SCHEDULE OF INVESTMENTS

As of March 31, 2010

Description	Shares	Value (000)
Oil Companies-Integrated — 13.1%		
Chevron (B)	103,036	$ 7,813
ConocoPhillips (B)	141,430	7,237
Murphy Oil	72,831	4,092
Total Oil Companies-Integrated		19,142
Oil-Field Services — 0.2%		
BJ Services	4,008	86
Smith International	3,495	150
Total Oil-Field Services		236
Power Conversion/Supply Equipment — 0.7%		
Hubbell, Cl B	19,177	967
Total Power Conversion/Supply Equipment		967
Publishing-Newspapers — 0.3%		
New York Times, Cl A*	34,344	382
Total Publishing-Newspapers		382
Reinsurance — 0.0%		
Transatlantic Holdings	1,237	65
Total Reinsurance		65
REITs-Mortgage — 1.7%		
Chimera Investment	642,486	2,499
Total REITs-Mortgage		2,499
Rental Auto/Equipment — 0.5%		
Aaron's, Cl B	19,848	662
Total Rental Auto/Equipment		662
Retail-Drug Store — 0.4%		
Walgreen	14,858	551
Total Retail-Drug Store		551
S&L/Thrifts-Eastern US — 0.6%		
New York Community Bancorp	55,606	920
Total S&L/Thrifts-Eastern US		920
Steel-Producers — 0.2%		
Schnitzer Steel Industries, Cl A	4,235	222
Total Steel-Producers		222
Super-Regional Banks-US — 5.5%		
PNC Financial Services Group	20,396	1,218
US Bancorp (B)	176,056	4,556
Wells Fargo	73,629	2,291
Total Super-Regional Banks-US		8,065

Description	Shares/Face Amount (000)	Value (000)
Telecommunications Equipment-Fiber Optics — 1.1%		
Corning (B)	77,027	$ 1,557
Total Telecommunications Equipment-Fiber Optics		1,557
Telephone-Integrated — 2.2%		
Sprint Nextel* (B)	835,088	3,173
Total Telephone-Integrated		3,173
Tobacco — 3.5%		
Philip Morris International (B)	96,655	5,042
Total Tobacco		5,042
Tools-Hand Held — 0.0%		
Stanley Black & Decker	1,083	62
Total Tools-Hand Held		62
Total Common Stock (Cost $146,612)		**171,161**
U.S. Treasury Obligations — 0.6%		
United States Treasury Bill (C) 0.344%, 02/10/11	$ 850	847
Total U.S. Treasury Obligations (Cost $848)		**847**
Money Market Fund — 0.4%		
Dreyfus Cash Management Fund, Institutional Class, 0.062% (A)	652,187	652
Total Money Market Fund (Cost $652)		**652**
Total Investments — 118.5% (Cost $148,112)		**172,660**
Securities Sold Short — (19.7)%		
Advertising Sales — (1.0)%		
Clear Channel Outdoor Holdings, Cl A*	(136,004)	(1,443)
Total Advertising Sales		(1,443)
Applications Software — (1.9)%		
Nuance Communications*	(170,398)	(2,835)
Total Applications Software		(2,835)
Broadcast Services/Programming — (1.9)%		
Liberty Media - Capital, Ser A*	(76,754)	(2,792)
Total Broadcast Services/Programming		(2,792)
Distribution/Wholesale — (0.1)%		
LKQ*	(4,109)	(83)
Total Distribution/Wholesale		(83)
Electronic Components-Semiconductors — (2.6)%		
MEMC Electronic Materials*	(30,418)	(466)
Rambus*	(116,740)	(2,551)
Rovi*	(20,908)	(776)
Total Electronic Components-Semiconductors		(3,793)

Description	Shares	Value (000)
Enterprise Software/Services — (0.1)%		
Novell*	(36,509)	$ (219)
Total Enterprise Software/Services		(219)
Entertainment Software — (0.1)%		
Activision Blizzard	(7,906)	(95)
Total Entertainment Software		(95)
Human Resources — (0.1)%		
Monster Worldwide*	(6,692)	(111)
Total Human Resources		(111)
Medical-Biomedical/Genetic — (3.5)%		
Abraxis Bioscience*	(19,512)	(1,010)
Dendreon*	(35,726)	(1,303)
Vertex Pharmaceuticals*	(68,034)	(2,781)
Total Medical-Biomedical/Genetic		(5,094)
Medical-Drugs — (1.8)%		
King Pharmaceuticals*	(222,860)	(2,621)
Total Medical-Drugs		(2,621)
Multi-line Insurance — (0.3)%		
Old Republic International	(36,195)	(459)
Total Multi-line Insurance		(459)
Oil & Gas Drilling — (0.1)%		
Seahawk Drilling*	(11,110)	(210)
Total Oil & Gas Drilling		(210)
Oil Companies-Exploration & Production — (2.2)%		
Cabot Oil & Gas	(763)	(28)
Comstock Resources*	(68,237)	(2,170)
Petrohawk Energy*	(44,137)	(895)
Range Resources	(2,909)	(136)
Southwestern Energy*	(624)	(25)
Total Oil Companies-Exploration & Production		(3,254)
Oil Field Machinery & Equipment — (0.0)%		
National Oilwell Varco	(1,438)	(58)
Total Oil Field Machinery & Equipment		(58)
Oil Refining & Marketing — (0.1)%		
Holly	(3,137)	(88)
Total Oil Refining & Marketing		(88)
Oil-Field Services — (0.2)%		
Exterran Holdings*	(9,382)	(227)
Total Oil-Field Services		(227)

Description	Shares	Value (000)
REITs-Warehouse/Industrial — (0.1)%		
ProLogis	(6,610)	$ (87)
Total REITs-Warehouse/Industrial		(87)
Telecommunications Equipment-Fiber Optics — (1.8)%		
Ciena*	(174,546)	(2,660)
Total Telecommunications Equipment-Fiber Optics		(2,660)
Television — (0.1)%		
Central European Media Enterprises, Cl A*	(2,668)	(78)
Total Television		(78)
X-Ray Equipment — (1.7)%		
Hologic*	(137,464)	(2,549)
Total X-Ray Equipment		(2,549)
Total Securities Sold Short (Proceeds received $(24,016))		(28,756)
Other Assets and Liabilities, Net — 1.2%		1,784
Total Net Assets — 100.0%		$ 145,688

The Fund had the following futures contracts open as of March 31, 2010:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (000)
S&P 500 EMINI Index - Long	28	$1,631	6/18/2010	$4
				$4

For descriptions of abbreviations and footnotes, please refer to page 91.

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2010

Other Information:

The Old Mutual Analytic U.S. Long/Short Fund invested in futures contracts during the year ended March 31, 2010. The primary types of risk associated with these derivative instruments is equity risk. Refer to Note 2 in the Notes to Financial Statements for further discussion about the risks and objectives for utilizing derivative instruments. The effects of these derivative instruments on the Fund's financial position and financial performance as reflected in the Statement of Assets and Liabilities and Statement of Operations are presented in the tables below.

The fair value of derivative instruments as of March 31, 2010 by risk category:

Derivatives not designated as hedging instruments, carried at fair value	Asset Derivatives		Liability Derivatives	
	Statement of Asset and Liabilities Location	Fair Value (000)	Statement of Asset and Liabilities Location	Fair Value (000)
Equity contracts	Variation Margin Receivable on Futures Contracts	$ 4[†]	Variation Margin Payable on Futures Contracts	$—
Total		$ 4		$—

[†] Includes cumulative appreciation of futures contracts as reported in the Schedule of Investments. Only the current day's variation margin is reported within the Statement of Assets and Liabilities.

The effects of derivative instruments on the Statement of Operations for the year ended March 31, 2010 are as follows (000):

Amount of Realized Gain or (Loss) on Derivatives Recognized in Income

Derivatives not designated as hedging instruments, carried at fair value	Futures Contracts	Total
Equity contracts	$ 1,899	$ 1,899
Total	$ 1,899	$ 1,899

Change in Unrealized Appreciation or (Depreciation) on Derivatives Recognized in Income

Derivatives not designated as hedging instruments, carried at fair value	Futures Contracts	Total
Equity contracts	$ (172)	$ (172)
Total	$ (172)	$ (172)

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of March 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$171,161	$ —	$—	$171,161
U.S. Treasury Obligations	—	847	—	847
Money Market Fund	652	—	—	652
Securities Sold Short				
Securities Sold Short	(28,756)	—	—	(28,756)
Other Financial Instruments				
Futures Contracts*	4	—	—	4
Total Investments	$143,061	$847	$—	$143,908

* Futures Contracts are not reflected in the Schedule of Investments and are valued at the unrealized appreciation/depreciation of the instrument.

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL BARROW HANLEY VALUE FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Barrow, Hanley, Mewhinney & Strauss, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2010, the Old Mutual Barrow Hanley Value Fund (the "Fund") outperformed its benchmarks, the Russell 1000 Value Index (the "Value Index") and the S&P 500 Index. The Fund's Class Z shares posted a 57.65% return versus a 53.56% return for the Value Index and a 49.77% return for the S&P 500 Index. Performance for all share classes can be found on page 15.

Q. What investment environment did the Fund face during the past period?

A. The past 12 months included a dramatic recovery period in the equity market. However, investors' fears resulted in heavy redemptions, hurting individual participants' returns. The Fund retained its focus and was able to best the benchmarks. Stock selection was the most important achievement, as in several sectors the Fund was underweight, but still experienced significant returns. In the financials and consumer discretionary groups, the Fund's holdings performed very strongly. The Fund's defensive holdings, which helped last year, were not much of a penalty in this robust period, as they were reduced during the year, and the resulting weightings were not heavy enough to hurt the Fund.

Q. Which market factors influenced the Fund's relative performance?

A. After such a severe decline and credit correction, the market's recovery allowed huge rebounds in those issues that survived but were unusually vulnerable. The forecast of the failure of the U.S. financial system was wrong, but it did create the potential for some unusually large gains. The 100% rebound in crude prices made oil stocks good performers but natural gas prices declined. This was a year in which the Fund's sub-adviser, Barrow, Hanley, Mewhinney & Strauss, LLC ("Barrow Hanley") had to work very hard to keep the Fund positioned to benefit from these events.

Q. How did portfolio composition affect Fund performance?

A. From a sector perspective, the Fund's technology stocks did well, though some industry participants did not have low price-to-earnings ratios or any dividends. A number of high-quality, stable names declined to the point where they were cheap enough to purchase so that the financial stability of the Fund's technology holdings improved.

Among the individual stocks that contributed to Fund performance were financial services company American Express, hospitality company Wyndham Worldwide, and electrical products and tools company Cooper Industries. All of these top contributors are economically sensitive stocks, which were overly punished in mid-2009. They rebounded nicely as the economy recovered, and continued to perform well in anticipation of further improvement in the economy. On the other side of the equation, utility services company Exelon (no longer a Fund holding), communications services provider FairPoint Communications (no longer a Fund holding), and medical technology company CareFusion (no longer a Fund holding), detracted from the Fund's performance. These stocks were sold because Barrow Hanley's investment themes did not materialize and more attractive investment opportunities were found elsewhere.

Performance Highlights

- *For the fiscal year ended March 31, 2010, the Old Mutual Barrow Hanley Value Fund (the "Fund") outperformed its benchmarks, the Russell 1000 Value Index (the "Index") and the S&P 500 Index. The Fund's Class Z shares posted a 57.65% return versus a 53.56% return for the Value Index and a 49.77% return for the S&P 500 Index.*

- *From a sector perspective, the Fund's technology stocks did well, though some industry participants did not have low price-to-earnings ratios or any dividends. A number of high-quality, stable names declined to the point where they were cheap enough to purchase so that the financial stability of the Fund's technology holdings improved.*

- *Among the individual stocks that contributed to Fund performance were financial services company American Express, hospitality company Wyndham Worldwide, and electrical products and tools company Cooper Industries.*

- *Utility services company Exelon (no longer a Fund holding), communications services provider FairPoint Communications (no longer a Fund holding), and medical technology company CareFusion (no longer a Fund holding), detracted from the Fund's performance.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Barrow, Hanley, Mewhinney & Strauss, LLC

Top Ten Holdings
as of March 31, 2010

Citigroup	3.2%
Hewlett-Packard	3.2%
PNC Financial Services Group	3.2%
Nokia OYJ ADR	3.1%
Philip Morris International	3.0%
Cooper Industries, Cl A	3.0%
Bristol-Myers Squibb	3.0%
Baxter International	3.0%
Raytheon	2.9%
Microsoft	2.9%
As a % of Total Fund Investments	30.5%

Q. What is the investment outlook for the large-cap value equity market?

A. Barrow Hanley expects the outlook for large-cap equities to be positive, in part because of the significant amount of funds in money market accounts earning almost nothing. At some point, Barrow Hanley notes, greed will overcome fear. In most sectors, performance will only come as earnings recover. Barrow Hanley believes the financials sector should continue to be an exception to this because of the lag nature of the reserves for non-performing loans. Barrow Hanley does not expect returns as dramatic as those recently experienced, but nonetheless positive. In Barrow Hanley's opinion, governmental budgets should continue to show blinking caution lights throughout the coming months, but likely will not stop most of the recovery.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of March 31, 2010

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z*	09/10/98	57.65%	0.55%	7.40%	7.12%
Class A with load	07/31/03	48.16%	(0.88)%	n/a	2.00%
Class A without load	07/31/03	57.05%	0.30%	n/a	2.91%
Institutional Class	12/20/06[1]	57.64%	n/a	n/a	(3.91)%
Russell 1000 Value Index[2]	09/10/98	53.56%	1.05%	3.10%	5.14%
S&P 500 Index[2]	09/10/98	49.77%	1.92%	(0.65)%	3.34%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

* Data prior to December 14, 2001 includes performance of a predecessor fund, whose inception date was September 10, 1998. The predecessor fund had investment goals, strategies and policies that were substantially similar to the Fund.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

[2] The Fund changed its performance benchmark from the S&P 500 Index to the Russell 1000 Value Index as the Russell 1000 Value Index better reflects the Fund's investment strategy.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current adviser and sub-adviser and the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75%. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A and Institutional Class shares (as reported in the July 29, 2009 prospectuses) are 1.13% and 0.96%; 2.14% and 1.21%; and 0.93% and 0.86%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 2000 to an investment made in unmanaged securities indexes on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of March 31, 2010 — % of Total Fund Investments



Old Mutual Barrow Hanley Value Fund — concluded

Schedule of Investments

As of March 31, 2010

Description	Shares	Value (000)
Common Stock — 96.6%		
Aerospace/Defense — 2.8%		
Raytheon	71,100	$ 4,061
Total Aerospace/Defense		4,061
Applications Software — 2.8%		
Microsoft	137,300	4,019
Total Applications Software		4,019
Beverages-Wine/Spirits — 2.4%		
Diageo ADR	49,972	3,371
Total Beverages-Wine/Spirits		3,371
Chemicals-Diversified — 1.8%		
E.I. du Pont de Nemours	68,500	2,551
Total Chemicals-Diversified		2,551
Computers — 5.8%		
Hewlett-Packard	82,603	4,390
International Business Machines	30,050	3,854
Total Computers		8,244
Cruise Lines — 1.2%		
Carnival	45,058	1,752
Total Cruise Lines		1,752
Diversified Banking Institution — 7.3%		
Bank of America	133,863	2,389
Citigroup*	1,089,100	4,411
JPMorgan Chase	81,757	3,659
Total Diversified Banking Institution		10,459
Diversified Manufacturing Operations — 11.1%		
Cooper Industries, Cl A	85,900	4,118
General Electric	185,630	3,379
Honeywell International	63,238	2,863
Illinois Tool Works	55,855	2,645
ITT	53,500	2,868
Total Diversified Manufacturing Operations		15,873
Electric-Integrated — 4.4%		
Dominion Resources	73,724	3,031
Duke Energy	160,120	2,613
Entergy	8,200	667
Total Electric-Integrated		6,311
Electronic Components-Semiconductors — 2.4%		
Intel	155,800	3,468
Total Electronic Components-Semiconductors		3,468

Description	Shares	Value (000)
Fiduciary Banks — 0.5%		
State Street	15,800	$ 713
Total Fiduciary Banks		713
Finance-Consumer Loans — 1.1%		
SLM*	120,388	1,507
Total Finance-Consumer Loans		1,507
Finance-Credit Cards — 2.5%		
American Express	87,562	3,613
Total Finance-Credit Cards		3,613
Food-Wholesale/Distribution — 0.6%		
Sysco	29,860	881
Total Food-Wholesale/Distribution		881
Funeral Services & Related Items — 1.0%		
Service Corp International	155,300	1,426
Total Funeral Services & Related Items		1,426
Gas-Distribution — 1.2%		
CenterPoint Energy	114,900	1,650
Total Gas-Distribution		1,650
Hotels & Motels — 1.6%		
Wyndham Worldwide	88,487	2,277
Total Hotels & Motels		2,277
Medical Labs & Testing Services — 2.6%		
Quest Diagnostics	63,144	3,681
Total Medical Labs & Testing Services		3,681
Medical Products — 3.3%		
Baxter International	70,158	4,083
Johnson & Johnson	9,100	593
Total Medical Products		4,676
Medical-Drugs — 5.4%		
Bristol-Myers Squibb	153,401	4,096
Pfizer	211,904	3,634
Total Medical-Drugs		7,730
Medical-HMO — 1.6%		
WellPoint*	35,112	2,261
Total Medical-HMO		2,261
Medical-Wholesale Drug Distributors — 2.0%		
Cardinal Health	77,200	2,782
Total Medical-Wholesale Drug Distributors		2,782

Description	Shares	Value (000)
Multi-line Insurance — 0.9%		
XL Capital, Cl A	68,461	$ 1,294
Total Multi-line Insurance		1,294
Oil Companies-Exploration & Production — 2.8%		
Occidental Petroleum	47,422	4,009
Total Oil Companies-Exploration & Production		4,009
Oil Companies-Integrated — 4.4%		
BP ADR	44,600	2,545
ConocoPhillips	72,395	3,704
Total Oil Companies-Integrated		6,249
Pipelines — 2.6%		
Spectra Energy	165,772	3,735
Total Pipelines		3,735
Retail-Drug Store — 1.1%		
CVS Caremark	42,700	1,561
Total Retail-Drug Store		1,561
Super-Regional Banks-US — 7.4%		
Capital One Financial	50,940	2,109
PNC Financial Services Group	73,236	4,372
Wells Fargo	128,615	4,003
Total Super-Regional Banks-US		10,484
Telephone-Integrated — 1.7%		
AT&T	45,314	1,171
Verizon Communications	39,858	1,236
Total Telephone-Integrated		2,407
Television — 0.7%		
CBS, Cl B	66,400	926
Total Television		926
Tobacco — 6.6%		
Altria Group	78,432	1,609
Imperial Tobacco Group ADR	59,847	3,651
Philip Morris International	80,600	4,204
Total Tobacco		9,464

Description	Shares	Value (000)
Wireless Equipment — 3.0%		
Nokia OYJ ADR	278,324	$ 4,325
Total Wireless Equipment		4,325
Total Common Stock (Cost $120,730)		137,760
Total Investments — 96.6% (Cost $120,730)		137,760
Other Assets and Liabilities, Net — 3.4%		4,794
Total Net Assets — 100.0%		$ 142,554

For descriptions of abbreviations and footnotes, please refer to page 91.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of March 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$137,760	$—	$—	$137,760
Total Investments	$137,760	$—	$—	$137,760

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL FOCUSED FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Adviser: OMCAP Investors, a division of Old Mutual Capital, Inc.[1]

Performance Highlights

- *For the fiscal year ended March 31, 2010, the Old Mutual Focused Fund (the "Fund") outperformed its benchmark, the S&P 500 Index (the "Index"). The Fund's Class Z shares posted a 50.14% return versus a 49.77% return for the Index.*

- *The Fund was overweight the insurance and technology sectors because of the relative value OMCAP Investors sees in these sectors. However, the large overweight in technology was a detractor to performance, whereas the overweight position in insurance contributed to performance.*

- *Among the stocks that contributed positively to Fund performance were El Paso and Halliburton, both energy-related companies, and MetLife, a provider of insurance and financial services products.*

- *Detractors from Fund performance included software company Symantec and utility services company Exelon (no longer a Fund holding).*

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2010, the Old Mutual Focused Fund (the "Fund") outperformed its benchmark, the S&P 500 Index (the "Index"). The Fund's Class Z shares posted a 50.14% return versus a 49.77% return for the Index. Performance for all share classes can be found on page 20.

Q. What investment environment did the Fund face during the past period?

A. The easy comparisons from results posted a year ago combined with the government's multi-faceted intervention programs (and zero interest rate policy) have created just enough buyers to grind markets higher in the absence of sellers. Given the fact that the market has risen with little pause for over a year, expectations have become more muted in terms of expected returns from stocks. Stocks seem to be closer to fair value now than the past quarter, and certainly from over a year ago.

Q. Which market factors influenced the Fund's relative performance?

A. OMCAP Investors, a division of Old Mutual Capital, Inc. ("OMCAP Investors"), the Fund's adviser, points out that its style does not necessarily lend itself to a market that consistently goes straight up. The challenge faced in markets such as these is keeping the Fund positioned for maximum long-term benefit while trying to keep up with the benchmark that is benefiting from market participants' focus on the short term. As such, OMCAP Investors continues to focus on individual companies that provide the best trade-off between valuation, near-term dynamics and long-term growth.

Q. How did portfolio composition affect Fund performance?

A. The Fund was overweight the insurance and technology sectors because of the relative value OMCAP Investors sees in these sectors. However, the large overweight in technology was a detractor to performance, whereas the overweight position in insurance contributed to performance. The Fund continues to avoid the banking industry, as OMCAP Investors believes banks are most negatively levered to a potential pullback in the domestic economy.

Among the stocks that contributed positively to Fund performance were El Paso and Halliburton, both energy-related companies, and MetLife, a provider of insurance and financial services products. El Paso and Halliburton rebounded during the period, which was driven by higher oil prices, signs of an economic recovery, and low valuation starting points. MetLife was able to rebound from its depressed levels due to the recovery of the credit markets and stabilization of the economy. Detractors from Fund performance included software company Symantec and utility services company Exelon (no longer a Fund holding). Although Symantec has a strong balance sheet and a recovering business, the company is not showing the same growth as many other technology companies and OMCAP Investors believes the stock is undervalued. Exelon is a traditional utility that has suffered compared to many other companies as the market's risk appetite resumed.

Q. What is the investment outlook?

A. OMCAP Investors believes the U.S. consumer has stabilized from the shock of a year ago and the U.S.'s major trade partners have resumed their impressive growth. There is, however, still concern that the U.S. seems to be in a jobless recovery, which may dampen expectations. In addition, the U.S.'s fastest-growing large customer, China, is working hard to dampen its own inflation expectations, which could result in a slowing Chinese economy. Furthermore, the end of many government stimulus programs may also provide a stiff headwind to revenue growth as 2011 approaches.

Given OMCAP Investors' concerns regarding the economy and market, OMCAP Investors believes the Fund's positioning will provide a balanced trade-off between upside participation due to investor enthusiasm or economic recovery, and downside protection if growth slows or tightens.

Top Ten Holdings as of March 31, 2010*	
MetLife	5.0%
Microsoft	4.6%
NRG Energy	4.6%
Wal-Mart Stores	4.2%
Qualcomm	4.2%
Johnson & Johnson	4.1%
XTO Energy	3.9%
CVS Caremark	3.7%
Allstate	3.7%
Pfizer	3.6%
As a % of Total Fund Investments	41.6%

* Excludes short-term money market fund.

---

[1] OMCAP Investors, a division of Old Mutual Capital, Inc., provides investment advisory services to the Old Mutual Focused Fund, pursuant to the management agreement between Old Mutual Funds II, on behalf of the Old Mutual Focused Fund, and Old Mutual Capital, Inc.

Old Mutual Focused Fund — continued

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of March 31, 2010

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	02/12/99	50.14%	4.73%	2.73%	8.62%
Class A with load	09/30/03	41.19%	3.24%	n/a	6.12%
Class A without load	09/30/03	49.80%	4.47%	n/a	7.09%
Institutional Class	12/20/06[1]	50.44%	n/a	n/a	(1.00)%
S&P 500 Index	02/12/99	49.77%	1.92%	(0.65)%	1.32%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action settlements regarding prior fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Class A shares have a current maximum up-front sales charge of 5.75%. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A and Institutional Class shares (as reported in the July 29, 2009 prospectuses) are 1.46% and 0.96%; 2.77% and 1.21%; and 0.99% and 0.81%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 2000 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2010 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2010

Description	Shares	Value (000)
Common Stock — 96.3%		
Applications Software — 4.6%		
Microsoft	1,017,135	$ 29,772
Total Applications Software		29,772
Beverages-Non-Alcoholic — 2.9%		
PepsiCo	278,484	18,425
Total Beverages-Non-Alcoholic		18,425
Cable/Satellite TV — 1.6%		
Comcast, Special Cl A	569,200	10,229
Total Cable/Satellite TV		10,229
Computers — 6.1%		
Apple*	71,981	16,911
Dell*	1,488,502	22,342
Total Computers		39,253
Diversified Banking Institution — 3.3%		
JPMorgan Chase	472,301	21,136
Total Diversified Banking Institution		21,136
Electronic Components-Semiconductors — 5.7%		
Intel	730,000	16,250
Texas Instruments	820,000	20,065
Total Electronic Components-Semiconductors		36,315
Fiduciary Banks — 3.5%		
State Street	492,629	22,237
Total Fiduciary Banks		22,237
Independent Power Producer — 4.5%		
NRG Energy*	1,397,326	29,204
Total Independent Power Producer		29,204
Internet Security — 3.2%		
Symantec*	1,220,000	20,642
Total Internet Security		20,642
Investment Management/Advisory Services — 3.4%		
Invesco	995,000	21,801
Total Investment Management/Advisory Services		21,801
Medical Instruments — 1.7%		
Medtronic	237,304	10,686
Total Medical Instruments		10,686
Medical Products — 4.1%		
Johnson & Johnson	402,957	26,273
Total Medical Products		26,273

Description	Shares	Value (000)
Medical-Drugs — 6.2%		
Merck	455,186	$ 17,001
Pfizer	1,327,547	22,767
Total Medical-Drugs		39,768
Medical-HMO — 2.9%		
UnitedHealth Group*	572,457	18,702
Total Medical-HMO		18,702
Multi-line Insurance — 8.7%		
Allstate	735,724	23,771
MetLife	745,760	32,321
Total Multi-line Insurance		56,092
Networking Products — 2.8%		
Cisco Systems*	685,113	17,834
Total Networking Products		17,834
Oil Companies-Exploration & Production — 3.9%		
XTO Energy	533,040	25,149
Total Oil Companies-Exploration & Production		25,149
Oil Companies-Integrated — 2.8%		
BP ADR	311,605	17,783
Total Oil Companies-Integrated		17,783
Oil-Field Services — 2.2%		
Halliburton	458,618	13,818
Total Oil-Field Services		13,818
Pipelines — 2.5%		
El Paso	1,507,680	16,343
Total Pipelines		16,343
Reinsurance — 3.2%		
Berkshire Hathaway, Cl B*	255,350	20,752
Total Reinsurance		20,752
Retail-Discount — 4.2%		
Wal-Mart Stores	486,839	27,068
Total Retail-Discount		27,068
Retail-Drug Store — 3.7%		
CVS Caremark	657,010	24,020
Total Retail-Drug Store		24,020
Transport-Services — 2.0%		
United Parcel Service, Cl B	200,516	12,915
Total Transport-Services		12,915
Web Portals/ISP — 2.4%		
Google, Cl A*	27,000	15,309
Total Web Portals/ISP		15,309

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2010

Description	Shares	Value (000)
Wireless Equipment — 4.2%		
Qualcomm	640,000	$ 26,874
Total Wireless Equipment		26,874
Total Common Stock (Cost $556,451)		**618,400**
Money Market Fund — 3.7%		
Dreyfus Cash Management Fund, Institutional Class, 0.062% (A)	23,541,870	23,542
Total Money Market Fund (Cost $23,542)		**23,542**
Total Investments — 100.0% (Cost $579,993)		**641,942**
Other Assets and Liabilities, Net — 0.0%		**127**
Total Net Assets — 100.0%		**$ 642,069**

For descriptions of abbreviations and footnotes, please refer to page 91.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of March 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$618,400	$—	$—	$618,400
Money Market Fund	23,542	—	—	23,542
Total Investments	**$641,942**	**$—**	**$—**	**$641,942**

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL HEITMAN REIT FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Heitman Real Estate Securities LLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2010, the Old Mutual Heitman REIT Fund (the "Fund") posted strong absolute performance but underperformed its benchmark, the Wilshire U.S. Real Estate Securities Index (the "Index"). The Fund's Class Z shares posted a 98.07% return versus a 115.40% return for the Index. Performance for all share classes can be found on page 25.

Q. What investment environment did the Fund face during the past period?

A. The real estate investment trust ("REIT") market saw extremely strong returns over the past year. A year ago, REITs began raising equity to recapitalize their balance sheets. This was well received by investors and set off a positive feedback loop that sent REIT prices higher. The significant improvement in the credit markets over the past year also lifted REIT prices higher. REITs have continued to march higher as investors have begun to focus on the improving economy now that the recapitalization phase of the cycle is complete.

Q. Which market factors influenced the Fund's relative performance?

A. Heitman Real Estate Securities LLC ("Heitman") underestimated the capital flows into the REIT sector by generalist investors as it saw value in REITs that declined dramatically in 2008 and early 2009. Heitman also underestimated the reversal in short interest in the REIT sector, which dropped from 10.73% in December 2008 to 8.43% in December 2009, forcing investors to close out short positions in stocks, which were rising. This drop in short interest, in combination with positive capital flows, resulted in significant positive returns in some stocks. For example, several stocks were up over 100% during 2009. These same stocks were also down significantly during late 2008 and early 2009 as a result of concerns over too much leverage. Furthermore, Heitman underestimated the significant improvement in the credit markets during 2009. The improvement in the credit markets allowed REITs to raise both equity and debt capital.

Q. How did portfolio composition affect Fund performance?

A. Among the stocks that contributed positively to the Fund's performance were Simon Property Group, Vornado Realty Trust, and Public Storage. Simon Property Group was the largest holding over the time period and was the Fund's top contributor as the stock led the way in the recapitalization of the REIT industry. Simon Property Group successfully executed multiple equity and unsecured debt raises to fortify its balance sheet and place it in an excellent position to acquire assets. Vornado Realty Trust was also a top contributor as demand returned for Central Business District office assets in Washington, D.C., and New York City as the credit markets normalized and the economy began to recover. Public Storage underperformed the benchmark but was a top contributor to the Fund's performance given its size in the portfolio. Public Storage's strong balance sheet and industry-leading position are expected to allow it to acquire assets at attractive pricing.

Detractors from Fund performance included General Growth Properties, HRPT Properties Trust (no longer a Fund holding), and Duke Realty (no longer a Fund holding). General Growth Properties was a recent addition to the Fund in March 2010 when it was added back to the benchmark after being removed due to its bankruptcy proceedings. General Growth Properties is expected to emerge from bankruptcy due to an infusion of capital from several large investors. HRPT Properties Trust and Duke Realty were shorter-term holdings in the Fund due to a period of attractive pricing but were not large contributors to performance.

Performance Highlights

- *For the fiscal year ended March 31, 2010, the Old Mutual Heitman REIT Fund (the "Fund") posted strong absolute performance but underperformed its benchmark, the Wilshire U.S. Real Estate Securities Index (the "Index"). The Fund's Class Z shares posted a 98.07% return versus a 115.40% return for the Index.*

- *The real estate investment trust ("REIT") market saw extremely strong returns over the past year.*

- *Among the stocks that contributed positively to the Fund's performance were Simon Property Group, Vornado Realty Trust, and Public Storage.*

- *Detractors from Fund performance included General Growth Properties, HRPT Properties Trust (no longer a Fund holding), and Duke Realty (no longer a Fund holding).*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Heitman Real Estate Securities LLC

Top Ten Holdings as of March 31, 2010	
Vornado Realty Trust	8.3%
Simon Property Group	8.0%
Public Storage	6.3%
Equity Residential	4.7%
AvalonBay Communities	4.7%
Boston Properties	4.7%
ProLogis	4.7%
Health Care REIT	4.6%
HCP	4.6%
Host Hotels & Resorts	4.4%
As a % of Total Fund Investments	55.0%

Q. What is the investment outlook for the REIT market?

A. Heitman notes that long-term bond yields appear to have stabilized at historically low levels. Heitman believes this should continue to be supportive of REIT valuations and ultimately serve to increase the private real estate values of the properties underpinning REITs. Given the stabilization in bond yields following the significant drop in 2009, Heitman believes that much of the re-pricing of real estate is in the past. Looking forward, Heitman expects the market to begin to focus more on growth in fundamentals as the economy continues to recover.

Given that expectation, Heitman is looking closely at companies and sectors that benefit quickly during an economic recovery like the short lease sectors of hotels, apartments, and self-storage. Heitman is also looking for companies that perhaps suffered greatly during the recession and face brighter prospects ahead as the economy continues to improve. Finally, given the significant cost of capital advantage that REITs currently possess over private market participants, Heitman is looking at companies that are willing to use that advantage to acquire assets at attractive, albeit not distressed, pricing.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2010

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z*	03/13/89	98.07%	1.69%	10.03%	8.62%
Class A with load	09/30/03	86.32%	0.22%	n/a	4.96%
Class A without load	09/30/03	97.55%	1.42%	n/a	5.92%
Institutional Class	12/20/06[1]	98.52%	n/a	n/a	(10.71)%
Wilshire U.S. Real Estate Securities Index	02/28/89[2]	115.40%	3.14%	11.25%	7.38%

Past performance is not a guarantee of future results. Information about these performance results and the comparative indexes can be found on pages 1-3.

* Data includes performance of a predecessor fund class whose inception date was March 13, 1989.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

[2] The inception date used for this index is February 28, 1989 since at the time the index was priced monthly.

Class A shares have a current maximum up-front sales charge of 5.75%. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A and Institutional Class shares (as reported in the July 29, 2009 prospectuses) are 1.23% and 1.25%; 1.95% and 1.50%; and 1.31% and 0.95%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 2000 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2010 — % of Total Fund Investments



OLD MUTUAL HEITMAN REIT FUND — concluded

SCHEDULE OF INVESTMENTS

As of March 31, 2010

Description	Shares	Value (000)
Common Stock — 99.1%		
Real Estate Operation/Development — 1.4%		
Brookfield Properties	45,500	$ 699
Terreno Realty*	8,100	160
Total Real Estate Operation/Development		859
REITs-Apartments — 16.2%		
Apartment Investment & Management, Cl A	54,725	1,008
AvalonBay Communities	34,637	2,991
BRE Properties	12,775	457
Equity Residential	76,707	3,003
Essex Property Trust	12,700	1,142
Home Properties	35,625	1,667
Total REITs-Apartments		10,268
REITs-Diversified — 12.0%		
Digital Realty Trust	42,302	2,293
Vornado Realty Trust	69,801	5,284
Total REITs-Diversified		7,577
REITs-Health Care — 11.2%		
HCP	87,475	2,887
Health Care REIT	64,867	2,934
Nationwide Health Properties	8,800	309
Ventas	20,142	956
Total REITs-Health Care		7,086
REITs-Hotels — 7.8%		
DiamondRock Hospitality*	133,645	1,351
Host Hotels & Resorts	190,814	2,795
LaSalle Hotel Properties	8,757	204
Pebblebrook Hotel Trust*	8,400	177
Sunstone Hotel Investors*	39,250	438
Total REITs-Hotels		4,965
REITs-Manufactured Homes — 1.2%		
Equity Lifestyle Properties	14,080	759
Total REITs-Manufactured Homes		759
REITs-Office Property — 14.9%		
Boston Properties	39,560	2,984
Brandywine Realty Trust	25,600	313
Corporate Office Properties Trust SBI	24,536	985
Highwoods Properties	75,075	2,382
Mack-Cali Realty	34,031	1,200
SL Green Realty	27,300	1,563
Total REITs-Office Property		9,427

Description	Shares	Value (000)
REITs-Regional Malls — 13.9%		
General Growth Properties	58,250	$ 937
Macerich	31,700	1,214
Simon Property Group	59,962	5,031
Taubman Centers	40,850	1,631
Total REITs-Regional Malls		8,813
REITs-Shopping Centers — 8.8%		
Federal Realty Investment Trust	27,703	2,017
Kimco Realty	168,700	2,638
Tanger Factory Outlet Centers	20,800	898
Total REITs-Shopping Centers		5,553
REITs-Storage — 6.3%		
Public Storage	43,298	3,983
Total REITs-Storage		3,983
REITs-Warehouse/Industrial — 5.4%		
AMB Property	18,000	490
ProLogis	224,382	2,962
Total REITs-Warehouse/Industrial		3,452
Total Common Stock (Cost $45,677)		62,742
Money Market Fund — 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 0.062% (A)	617,191	617
Total Money Market Fund (Cost $617)		617
Total Investments — 100.1% (Cost $46,294)		63,359
Other Assets and Liabilities, Net — (0.1)%		(63)
Total Net Assets — 100.0%		$ 63,296

For descriptions of abbreviations and footnotes, please refer to page 91.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of March 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$62,742	$—	$—	$62,742
Money Market Fund	617	—	—	617
Total Investments	$63,359	$—	$—	$63,359

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL LARGE CAP GROWTH FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ashfield Capital Partners, LLC[1]

Performance Highlights

- *For the fiscal year ended March 31, 2010, the Old Mutual Large Cap Growth Fund (the "Fund") posted strong absolute returns but underperformed its benchmark, the Russell 1000 Growth Index (the "Index"). The Fund's Class Z shares posted a 45.52% return versus a 49.75% return for the Index.*

- *While the Fund's overweight to the financials sector was positive, stock selection detracted from the Fund's performance. Stock selection in both the health care and energy sectors offset stock selection in the financials sector.*

- *Among the individual stocks that contributed to Fund performance were Apple, a designer and manufacturer of computers and mobile devices, priceline.com, an Internet travel/e-commerce company, and Google, an Internet search engine.*

- *Stocks that detracted from Fund performance included Family Dollar Stores (no longer a Fund holding), an operator of variety stores offering discount merchandise, and Monsanto, a worldwide producer of agricultural products for farmers.*

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2010, the Old Mutual Large Cap Growth Fund (the "Fund") posted strong absolute returns but underperformed its benchmark, the Russell 1000 Growth Index (the "Index"). The Fund's Class Z shares posted a 45.52% return versus a 49.75% return for the Index. Performance for all share classes can be found on page 30.

Q. What investment environment did the Fund face during the past period?

A. After maintaining a rapid pace in the first two months of the second quarter of 2009, the financial markets slowed down in June. Much of the rally was due in part to an improvement in recent economic and financial news including massive government intervention, which has led to a thawing in the credit markets and a gradual easing of the recession. Confidence is on the rise, and most observers are cautiously optimistic about a gradual improvement in consumption outlays and economic prosperity.

As the year progressed, stocks continued to gallop to new highs as fears dissipated, and investors witnessed the power of extensive global monetary and fiscal stimuli begin to reflate economic activity. Risk assets, namely equities, have outperformed safe assets as sidelined cash moved back into the markets. Emerging markets have handily beat developed markets and inflation fell in most countries. Quality spreads have narrowed, while equity markets remained volatile, but ended the period higher. Low-quality securities led the rally for most of 2009 while information technology was the standout sector performer. Corporate profits have been rebounding nicely, while analysts continue to upwardly revise their estimates for 2011. The rebound in profits bodes well for employment and capital spending, both important elements of a sustainable economic recovery. On the global front, large emerging economies such as Brazil and India have already begun their recovery, while more established economies have yet to see a significant pick-up in demand growth.

Q. Which market factors influenced the Fund's relative performance?

A. Given the uncertainty and liquidity in the markets, stock selection overall proved to be a challenge. During much of the period, lower-quality stocks rallied as higher-quality large-cap stocks were left behind. From a sector perspective, the Fund's overweight to energy was disappointing as the price of oil continued to be extremely volatile. In addition, the Fund's underweight to health care was a detractor. Much of the period remained in a more defensive posture due to a continued lack of consumer and investor confidence.

Q. How did portfolio composition affect Fund performance?

A. While the Fund's overweight to the financials sector was positive, stock selection detracted from the Fund's performance. Stock selection in both the health care and energy sectors offset stock selection in the financials sector.

Among the individual stocks that contributed to Fund performance were Apple, a designer and manufacturer of computers and mobile devices, priceline.com, an Internet travel/e-commerce company, and Google, an Internet search engine. Apple has a very strong brand name, loyal customer base, and defensible installed base. Ashfield believes that the iPod is still a major revenue driver and that the iPhone has enabled Apple to reposition the portable-players business for growth, as well as enter the high-end segment of the smartphone market at the same time. Priceline.com continues to gain share and grow rapidly in the United States. In addition, Ashfield Capital Partners, LLC ("Ashfield") believes the company is well positioned to outperform most competitors internationally through the secular shift of European travel bookings to online from offline. Priceline's continued shift to additional product lines also helps provide the company with a diverse and currently profitable revenue stream. Ashfield believes Google is one of the best players of secular growth in Internet advertising, and technology-based innovations and new product launches have made it a market leader. Furthermore, traffic growth of Google remains significantly higher than its competitors, which is expected to positively impact the company's assets, which includes content, social networking sites, e-commerce listings, and mobile software.

On the other side of the equation, stocks that detracted from Fund performance included Family Dollar Stores (no longer a Fund holding), an operator of variety stores offering discount merchandise, and Monsanto, a worldwide producer of agricultural products for farmers. With regard to Family Dollar Stores, unfavorable macroeconomic conditions such as higher energy prices and a high level of unemployment adversely impacted same-store sales, margins and earnings per share. Ashfield also believes that competition will continue to prevail in the small-format retail space, and, given this environment, the stock was sold for a better opportunity. Monsanto faced increased competition within its brand product, Roundup, which put pressure on earnings, margins and the stock price. As a result, Monsanto has lost significant volumes to generics. Furthermore, Ashfield believes there is potential loss of pricing power due to the reversion to the mean of corn and soybean prices, and increased competition on seeds and traits. Other risks to the stock include environmental laws and regulations, unpredictable weather, and fluctuations in the pricing of energy and raw materials.

Q. What is the investment outlook for the large-cap growth equity market?

A. Ashfield notes that in this challenging environment, the focus is investing in businesses for the long term and as trends evolve, necessary adjustments will be made. In this deleveraging world, where access to debt financing may be limited, Ashfield believes that the balance sheet strength of larger companies able to internally fund future growth opportunities may result in market leadership.

Ashfield believes the economy continues to show signs of improvement and the Fund is positioned for a sustained economic recovery. Ashfield believes firms with pricing power will increase profitability while those companies in commoditized markets could continue to struggle. Ashfield notes that businesses with a global presence should fare better than those that are domestically oriented. Ashfield anticipates low-leverage stocks will perform better than high-leverage stocks and expects the rest of the year to reflect this divergence between winners and losers. In Ashfield's opinion, this is an environment where active managers can add significant value, as opposed to passive investing.

Top Ten Holdings as of March 31, 2010	
Apple	3.6%
Microsoft	2.7%
Cisco Systems	2.6%
International Business Machines	2.5%
Google, Cl A	2.3%
McDonald's	2.3%
Cia de Bebidas das Americas ADR	2.3%
Henry Schein	2.2%
T Rowe Price Group	2.2%
Qualcomm	2.1%
As a % of Total Fund Investments	24.8%

[1] Effective August 8, 2009, the Fund's assets managed by Turner Investment Partners, Inc. were transferred to Ashfield Capital Partners, LLC ("Ashfield") and Ashfield became the sole sub-adviser for the Fund.

OLD MUTUAL LARGE CAP GROWTH FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2010

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	11/29/96	45.52%	3.01%	(8.27)%	6.24%
Class A with load	09/30/03	36.89%	1.53%	n/a	1.93%
Class A without load	09/30/03	45.22%	2.74%	n/a	2.86%
Institutional Class	12/20/06[1]	45.69%	n/a	n/a	(3.36)%
Russell 1000 Growth Index	11/29/96	49.75%	3.42%	(4.21)%	3.81%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action and/or regulatory settlements. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current adviser and sub-adviser. In addition, prior to February 10, 2007, the Fund was co-managed by a sub-adviser other than Ashfield Capital Partners, LLC ("Ashfield"), and effective August 8, 2009, Ashfield became the sole sub-adviser to the Fund. As a result, the Fund's performance prior to these dates, may not be indicative of how the Fund will perform in the future. Prior to April 29, 2008, the Fund was named the Old Mutual Large Cap Growth Concentrated Fund.

Class A shares have a current maximum up-front sales charge of 5.75%. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A and Institutional Class shares (as reported in the supplement dated July 29, 2009 to the July 29, 2009 prospectuses) are 1.47% and 1.01%; 2.30% and 1.26%; and 8.84% and 0.91%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 2000 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2010 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2010

Description	Shares	Value (000)
Common Stock — 98.3%		
Agricultural Chemicals — 0.7%		
Monsanto	21,478	$ 1,534
Total Agricultural Chemicals		1,534
Applications Software — 3.7%		
Microsoft	188,318	5,512
Red Hat*	70,005	2,049
Total Applications Software		7,561
Athletic Footwear — 2.1%		
Nike, Cl B	58,830	4,324
Total Athletic Footwear		4,324
Beverages-Non-Alcoholic — 2.1%		
PepsiCo	65,415	4,328
Total Beverages-Non-Alcoholic		4,328
Brewery — 2.3%		
Cia de Bebidas das Americas ADR	51,980	4,764
Total Brewery		4,764
Cable/Satellite TV — 1.9%		
DIRECTV, Cl A*	115,409	3,902
Total Cable/Satellite TV		3,902
Chemicals-Specialty — 1.6%		
Ecolab	74,375	3,269
Total Chemicals-Specialty		3,269
Commercial Services-Finance — 1.2%		
Visa, Cl A	26,190	2,384
Total Commercial Services-Finance		2,384
Computer Services - 3.0%		
Accenture, Cl A	56,795	2,383
Cognizant Technology Solutions, Cl A*	77,000	3,925
Total Computer Services		6,308
Computers — 7.9%		
Apple*	31,430	7,384
Hewlett-Packard	74,445	3,957
International Business Machines	39,495	5,065
Total Computers		16,406
Computers-Memory Devices — 1.5%		
Western Digital*	79,430	3,097
Total Computers-Memory Devices		3,097

Description	Shares	Value (000)
Consumer Products-Miscellaneous — 1.3%		
Clorox	41,655	$ 2,672
Total Consumer Products-Miscellaneous		2,672
Cosmetics & Toiletries — 3.5%		
Avon Products	86,575	2,932
Procter & Gamble	67,185	4,251
Total Cosmetics & Toiletries		7,183
Cruise Lines — 1.6%		
Carnival	84,585	3,289
Total Cruise Lines		3,289
Disposable Medical Products — 1.7%		
C.R. Bard	40,515	3,509
Total Disposable Medical Products		3,509
Diversified Banking Institution — 1.8%		
Goldman Sachs Group	22,125	3,775
Total Diversified Banking Institution		3,775
Diversified Manufacturing Operations - 3.5%		
Danaher	41,205	3,293
Dover	86,765	4,056
Total Diversified Manufacturing Operations		7,349
E-Commerce/Services — 2.0%		
priceline.com*	16,090	4,103
Total E-Commerce/Services		4,103
Electronic Components-Semiconductors — 5.0%		
Intel	154,955	3,449
Texas Instruments	151,540	3,708
Xilinx	123,635	3,153
Total Electronic Components-Semiconductors		10,310
Engineering/R&D Services — 4.5%		
ABB ADR	194,660	4,251
Aecom Technology*	104,790	2,973
Jacobs Engineering Group*	48,495	2,191
Total Engineering/R&D Services		9,415
Enterprise Software/Services — 1.4%		
Oracle	114,125	2,932
Total Enterprise Software/Services		2,932
Fiduciary Banks — 1.0%		
State Street	43,700	1,973
Total Fiduciary Banks		1,973

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2010

Description	Shares	Value (000)
Industrial Audio & Video Products — 1.3%		
Dolby Laboratories, Cl A*	44,760	$ 2,626
Total Industrial Audio & Video Products		2,626
Industrial Gases — 2.0%		
Praxair	49,753	4,129
Total Industrial Gases		4,129
Instruments-Scientific — 1.5%		
Thermo Fisher Scientific*	61,165	3,146
Total Instruments-Scientific		3,146
Investment Management/Advisory Services — 2.2%		
T Rowe Price Group	82,406	4,527
Total Investment Management/Advisory Services		4,527
Machinery-Farm — 0.7%		
AGCO*	38,180	1,370
Total Machinery-Farm		1,370
Machinery-Pumps — 1.4%		
Flowserve	26,410	2,912
Total Machinery-Pumps		2,912
Medical Information Systems —1.5%		
Cerner*	35,462	3,016
Total Medical Information Systems		3,016
Medical Products — 6.2%		
Henry Schein*	78,155	4,603
Johnson & Johnson	60,370	3,936
Varian Medical Systems*	76,716	4,245
Total Medical Products		12,784
Medical-Biomedical/Genetic — 1.9%		
Amgen*	65,664	3,924
Total Medical-Biomedical/Genetic		3,924
Networking Products — 2.6%		
Cisco Systems*	209,996	5,466
Total Networking Products		5,466
Oil Companies-Integrated — 0.8%		
Petroleo Brasileiro ADR	39,290	1,748
Total Oil Companies-Integrated		1,748
Oil Field Machinery & Equipment — 3.2%		
Cameron International*	92,350	3,958
National Oilwell Varco	65,120	2,643
Total Oil Field Machinery & Equipment		6,601

Description	Shares	Value (000)
Oil-Field Services — 2.6%		
Halliburton	87,180	$ 2,627
Schlumberger	44,346	2,814
Total Oil-Field Services		5,441
Pharmacy Services — 1.6%		
Express Scripts*	31,805	3,236
Total Pharmacy Services		3,236
Retail-Apparel/Shoe — 1.4%		
Gap	125,745	2,906
Total Retail-Apparel/Shoe		2,906
Retail-Discount — 1.3%		
Wal-Mart Stores	47,670	2,650
Total Retail-Discount		2,650
Retail-Restaurants — 3.2%		
Darden Restaurants	40,855	1,820
McDonald's	72,355	4,828
Total Retail-Restaurants		6,648
Telecommunications Equipment — 1.2%		
Harris	50,450	2,396
Total Telecommunications Equipment		2,396
Transport-Rail — 2.0%		
Union Pacific	58,015	4,253
Total Transport-Rail		4,253
Web Portals/ISP — 2.3%		
Google, Cl A*	8,559	4,853
Total Web Portals/ISP		4,853
Wireless Equipment — 2.1%		
Qualcomm	104,682	4,396
Total Wireless Equipment		4,396
Total Common Stock (Cost $163,481)		203,415
Money Market Fund — 1.8%		
Dreyfus Cash Management Fund, Institutional Class, 0.062% (A)	3,806,517	3,807
Total Money Market Fund (Cost $3,807)		3,807
Total Investments — 100.1% (Cost $167,288)		207,222
Other Assets and Liabilities, Net — (0.1)%		(238)
Total Net Assets — 100.0%		$ 206,984

For descriptions of abbreviations and footnotes, please refer to page 91.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of March 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$203,415	$—	$—	$203,415
Money Market Fund	3,807	—	—	3,807
Total Investments	$207,222	$—	$—	$207,222

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL STRATEGIC SMALL COMPANY FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisers: Ashfield Capital Partners, LLC; Copper Rock Capital Partners, LLC; and Eagle Asset Management, Inc.

Performance Highlights

- *For the fiscal year ended March 31, 2010, the Old Mutual Strategic Small Company Fund (the "Fund") posted strong absolute returns but underperformed its primary benchmark, the Russell 2000 Growth Index (the "Index"). The Fund's Class Z shares posted a 48.56% return versus a 60.32% return for the Index and a 62.76% return for the Russell 2000 Index.*

- *Among the individual stocks that contributed to Fund performance were specialty coffee and coffeemaker company Green Mountain Coffee Roasters, online marketing provider VistaPrint, and gaming company Bally Technologies.*

- *Among the stocks that detracted from performance were operational and financial consultant Huron Consulting Group (no longer a Fund holding), and ambulant outpatient management solutions provider CardioNet (no longer a Fund holding).*

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2010, the Old Mutual Strategic Small Company Fund (the "Fund") posted strong absolute returns but underperformed its primary benchmark, the Russell 2000 Growth Index (the "Index"). The Fund's Class Z shares posted a 48.56% return versus a 60.32% return for the Index and a 62.76% return for the Russell 2000 Index. Performance for all share classes can be found on page 38.

Q. What investment environment did the Fund face during the past period?

A. The past 12 months saw a tremendous rebound in small-cap stocks. The market has sprung back strongly with low-market-cap, low-return-on-equity, low-price and non-earning stocks leading the way. These types of stocks typically have very little market power or competitive advantage. Yet, this behavior is characteristic of economic recoveries and bears a resemblance to the stock-return patterns witnessed in 2003 when the economy last experienced a recovery. Corporate profits have also been rebounding nicely. The rebound in profits bodes well for employment and capital spending, both important elements of a sustainable economic recovery.

On the global front, large emerging economies such as Brazil and India have already begun their recovery, while more established economies have yet to see a significant pick-up in demand growth. Recently, "sovereign debt" became part of the lexicon as investors became wary of heavily indebted nations in the face of potential defaults by smaller economies such as Greece and Spain.

Q. Which market factors influenced the Fund's relative performance?

A. Ashfield Capital Partners, LLC ("Ashfield") notes that the underperformance for its portion of the Fund was attributable to the significant outperformance of companies with negative forward four quarters earnings-per-share estimates, and the significant outperformance of the lowest quality quintile of stocks. Both are areas wherein Ashfield was considerably underweight versus the benchmark. Ashfield's research emphasizes companies with above average earnings growth as confirmed by earnings momentum indicators. Typically, companies with negative forward four quarters earnings forecasts would rank poorly and not be considered. Similarly, Ashfield's focus is on high-quality companies with significant capacity to self-finance growth. Ashfield's top-performing stocks were largely impacted by these factors, as improving earnings drove consumer discretionary stocks. By the same token, many of the detractors included stocks from the industrial, telecommunications, and energy sectors.

Copper Rock Capital Partners, LLC ("Copper Rock") notes that the underperformance for its portion of the Fund was generally driven by underperformance in the health care sector, some stock disappointments in a handful of names, and the continuation of the low-quality rally. The health care sector continued to be a challenge throughout much of 2009 due to the uncertainty around policy changes in Washington, D.C., with respect to health care reform. In retrospect, Copper Rock believes it did not anticipate, nor react quickly enough, to the potential impact health care reform could have on the names in its portion of the Fund and small-cap growth strategy. Copper Rock's investment process favors those companies with higher earnings growth rates — exactly the type of company that is in the crosshairs of policy change. Also, the smaller biotech companies in the sector have benefited in an environment with a performance bias towards smaller, micro-capitalization stocks. Copper Rock's process tends not to own stocks whose returns are based on binary events or U.S. Federal Drug and Administration approval letters. As a result, Copper Rock has historically been underweight these names, which proved negative in most of 2009. However, Copper Rock's decision to reduce the overall individual stock weights in health care to mitigate any uncertainty in policy reform proved additive by the end of 2009 and into 2010.

Eagle Asset Management, Inc. ("Eagle") notes that over the past 12 months its portion of the Fund has underperformed the market as investors pushed some companies far past what they were worth to growth-at-a-reasonable-price style investors like Eagle. Health care was the best relative sector for the Fund. Eagle tried to stay neutral to health care reform to avoid the risk because some health care providers started becoming very volatile and took on premiums that would predicate their entire expense of bad debt being wiped away. In Eagle's opinion, that felt too ambitious. The worst sector for the Fund on a relative basis was consumer discretionary. The Fund was underweight specialty retailers because Eagle could not get comfortable with the idea that the consumer would be returning en masse and, therefore, picked healthier retailers that did not need an overleveraged consumer to survive. Nevertheless, when it became apparent that some of these companies were not going out of business, investors seemed to invest back into them without compunction.

Q. How did portfolio composition affect Fund performance?

A. Among the individual stocks that contributed to Fund performance were specialty coffee and coffeemaker company Green Mountain Coffee Roasters, online marketing provider VistaPrint, and gaming company Bally Technologies. Green Mountain Coffee Roasters, which manufactures the Keurig single-cup brewing system, reported very strong holiday sales and additional licensing agreements, which led to very strong, positive fourth quarter earnings, despite some short-term volatility in the stock throughout the fiscal period. VistaPrint, an online provider of marketing products and services to small businesses, opened a new Canadian facility during the summer which will add additional capacity to meet further demand tracking close to 20% growth-on-an-expected-profits basis. Bally Technologies is a global gaming company that focuses on gaming (making and operating slot- and video-game machines) and system-unit designs (specialized computerized-monitoring systems that provide casinos with networked accounting and security services). The stock price rose in reaction to news of gaming-expansion initiatives in several states.

On the other side of the equation, among the stocks that detracted from performance were operational and financial consultant Huron Consulting Group (no longer a Fund holding), and ambulant outpatient management solutions provider CardioNet (no longer a Fund holding). Huron Consulting Group provides financial and operational consulting services in four business segments: legal consulting, health and education consulting, corporate consulting, and financial consulting. The company announced it would restate earnings for past years and the first quarter of 2009, and ultimately took a large write-down, which caused the stock to sell off 70%. The restatement was for non-cash charges relating to how payments were received by the sellers of certain acquired businesses and were subsequently redistributed among themselves and to other select Huron Consulting Group employees. This was surprising in light of the fact that the company provides forensic accounting services. Thus, the stock was sold to zero. CardioNet, a provider of ambulatory, real-time outpatient monitory solutions and devices — including a wearable life vest for cardiac arrest victims — also detracted during the period. Some manageable price compression on Medicare and commercial rates was expected in 2010 but not in 2009. The pressure in commercial pricing trends was more severe and earlier than expected, and the Fund exited the position because margins were going to deteriorate substantially.

Top Ten Holdings as of March 31, 2010	
Capella Education	1.3%
Polycom	1.3%
Zoll Medical	1.2%
Solutia	1.2%
TransDigm Group	1.2%
Catalyst Health Solutions	1.1%
Impax Laboratories	1.0%
Green Mountain Coffee Roasters	0.9%
Gymboree	0.9%
Solera Holdings	0.9%
As a % of Total Fund Investments	11.0%

Strategic Small Company Fund

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisers: Ashfield Capital Partners, LLC; Copper Rock Capital Partners, LLC; and Eagle Asset Management, Inc.

Q. What is the investment outlook for the small-cap equity market?

A. Ashfield notes that in January, the leading economic indicators rose for the tenth consecutive month at a rate exceeding the rate of the prior six recoveries, suggesting a normal recovery is underway. Nonetheless, Ashfield believes investor sentiment continues to be cautious, driven by concerns about the dampening effects of a burgeoning budget deficit on longer-term growth. This sentiment is measurable as asset flows continued to favor bonds over stocks. On the other hand, one might argue that these assets are unproductively deployed given the low prevailing rates, and that they will provide significant liquidity and growth as they find their way back into the equity market. On balance, Ashfield is optimistic about the economic recovery and the prospects for equity valuations over the next couple years. Nonetheless, Ashfield believes that earnings drive stock prices and smaller companies offer the potential opportunity to grow at above average rates over the coming business cycle. To that end, recent data suggests that consumer demand may be stronger than expected and that retail sales and even housing may be on the upswing. A rising stock market is also an enormous help to the overall economy, as higher-income families are particularly tuned to the market, and this group controls a considerable slice of disposable income. Ashfield notes its emphasis is placed on high-quality companies with above average longer-term prospects based upon exposure to niche markets and/or companies with exposure to areas of the world with more rapid growth. As a result, Ashfield's portion of the Fund may be particularly well suited for the coming environment.

Copper Rock notes that while their portion of the Fund has been overweight relative to the Index in the industrials, materials, and energy sectors, collectively, much of the stock-specific positioning has been driven by companies with exposure outside the U.S. — particularly those tied to the explosive growth in China and other emerging markets. As the U.S. economy continues to recover with more certainty, Copper Rock has identified opportunities within the industrials sector that are exposed to the U.S. growth directly. With the recent passage of health care reform, Copper Rock is more encouraged about the opportunity for the health care sector and has identified new positions that will grow regardless of the direction of reform. In addition, with the announcement of the passage of a health care reform bill, stocks within the sector should lift from a relative valuation perspective, as the uncertainty over reform is no longer present. By historical standards, the sector is cheap on a relative basis to where it has been over time and to the overall market, with foreseeable stable growth in the overall sector. This level of certainty has also helped move Copper Rock's portion of the Fund from a relative underweight at the end of 2009 to a relative overweight at the beginning of the second quarter of 2010. Copper Rock also remains predisposed to the information technology sector and to new ideas benefiting from the growth of data centers, software-as-service applications that provide an immediate return on investment, and the proliferation of video technology across networks. Alternatively, Copper Rock does not favor the consumer discretionary and staples sectors. Copper Rock remains more tilted to high-quality retailers and education service providers, and is less inclined to chase later-cycle consumer companies that depend on credit. Copper Rock is not convinced that the credit environment has eased enough and credit concerns could still negatively impact these companies in the near term.

Copper Rock expects the market dynamics will look considerably different throughout the remainder of the year. Copper Rock expects to see a return to quality over the next several quarters and a period where low quality will eventually take a back seat. Copper Rock has been anticipating this for some time, as far back as the beginning of the fourth quarter of 2009, but recognizes it has taken longer as short-term interest rates have remained extremely low and have helped prolong a very steep yield curve. This attractive financing environment has allowed weakened companies the opportunity to rebound longer than normal. More signs are pointing to the reversion to quality being just around the corner with peaking upward revisions to earnings just one of the indicators that change is coming. As investors navigate the next three earnings periods of 2010, Copper Rock expects all the focus will be on earnings and fundamentals; the higher-quality companies will exceed Wall Street estimates while the burden of proof will be on the smaller, lower-quality companies to put up earnings that justify the move in prices their stocks have had over the last year. Thus, Copper Rock continues to be patient in its execution and remains positioned with high-quality companies that can grow into much larger ones.

Eagle notes the continued outperformance of low-quality stocks is still puzzling, and perhaps the economic recovery is going to be much stronger than anticipated. Housing — usually the first sector to go into a recession and the first one to come out — remains a question mark. Eagle has long argued that it is unlikely for the economy to have a quick snap-back without a substantial rebound in housing. However, housing starts remain at historically low levels. Bulls might argue that since housing is currently only 2.5% of current gross domestic product, its health doesn't matter much for future growth. Many of those same bulls argued that a housing bust wouldn't take us into a recession when housing was 6% of gross domestic product. Bulls may argue further that the economy is flexible and resources will shift to other uses. Eagle counters with the opinion that people may not be able to move quite as easily since many could be tied to an underwater mortgage. Nevertheless, Eagle believes the domestic economy will see modest growth. Macroeconomic risk — due to the consumer's general weakness and continued deleveraging (i.e., paying down debt) — is still high even though volatility in financial markets is low. However, any increase in volatility may cause investors to pay more attention to stable, high free-cash-flow stocks — the very type of stocks Eagle prefers to own.

OLD MUTUAL STRATEGIC SMALL COMPANY FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2010

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	12/31/96	48.56%	1.75%	(0.48)%	6.34%
Class A with load	07/31/03	39.63%	0.31%	n/a	3.38%
Class A without load	07/31/03	48.12%	1.51%	n/a	4.31%
Institutional Class	12/20/06[1]	49.05%	n/a	n/a	(3.08)%
Russell 2000 Index[2]	12/31/96	62.76%	3.36%	3.68%	6.22%
Russell 2000 Growth Index[2]	12/31/96	60.32%	3.82%	(1.53)%	3.28%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from regulatory settlements. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative indexes can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

[2] The Fund changed its performance benchmark from the Russell 2000 Index to the Russell 2000 Growth Index as the Russell 2000 Growth Index better reflects the Fund's investment strategy.

As of January 1, 2006, certain of the Fund's assets began to be managed by sub-advisers different than the Fund's former adviser, and the Fund's former adviser became a sub-adviser to the Fund. In addition, effective following the close of business on February 27, 2009, the Fund's former co-sub-adviser was replaced with Ashfield Capital Partners, LLC. As a result, the Fund's performance prior to these dates may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75%. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A and Institutional Class shares (as reported in the July 29, 2009 prospectuses) are 1.76% and 1.31%; 4.21% and 1.56%; and 18.24% and 1.06%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 2000 to an investment made in unmanaged securities indexes on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2010 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2010

Description	Shares	Value (000)
Common Stock — 98.5%		
Aerospace/Defense — 1.5%		
Teledyne Technologies*	8,880	$ 366
TransDigm Group	25,163	1,335
Total Aerospace/Defense		1,701
Aerospace/Defense-Equipment — 0.2%		
Orbital Sciences*	14,264	271
Total Aerospace/Defense-Equipment		271
Airlines — 0.5%		
Copa Holdings, Cl A	9,197	559
Total Airlines		559
Alternative Waste Technologies — 0.4%		
Calgon Carbon*	29,203	500
Total Alternative Waste Technologies		500
Apparel Manufacturers — 1.6%		
Carter's*	16,055	484
G-III Apparel Group*	9,995	275
True Religion Apparel*	20,051	609
VF	2,960	237
Volcom*	10,710	209
Total Apparel Manufacturers		1,814
Applications Software — 0.9%		
Progress Software*	10,210	321
Quest Software*	35,599	633
Total Applications Software		954
Auction House/Art Dealer — 0.3%		
Sotheby's	12,557	390
Total Auction House/Art Dealer		390
Audio/Video Products — 0.4%		
TiVo*	29,078	498
Total Audio/Video Products		498
Auto Repair Centers — 0.4%		
Monro Muffler Brake	13,205	472
Total Auto Repair Centers		472
Auto/Truck Parts & Equipment-Original — 0.4%		
WABCO Holdings	15,585	466
Total Auto/Truck Parts & Equipment-Original		466
Auto-Medium & Heavy Duty Trucks — 0.3%		
Oshkosh	9,015	364
Total Auto-Medium & Heavy Duty Trucks		364

Description	Shares	Value (000)
Batteries/Battery Systems — 0.8%		
EnerSys*	35,450	$ 874
Total Batteries/Battery Systems		874
Beverages-Non-Alcoholic — 0.3%		
Dr Pepper Snapple Group	10,760	378
Total Beverages-Non-Alcoholic		378
Building & Construction-Miscellaneous — 0.5%		
Insituform Technologies, Cl A*	19,140	509
Total Building & Construction-Miscellaneous		509
Building-Heavy Construction — 0.4%		
Orion Marine Group*	22,227	401
Total Building-Heavy Construction		401
Building-Mobile Home/Manufactured Housing — 0.2%		
Thor Industries	8,670	262
Total Building-Mobile Home/Manufactured Housing		262
Casino Services — 0.4%		
Bally Technologies*	9,823	398
Total Casino Services		398
Cellular Telecommunications — 0.2%		
Cellcom Israel	7,985	273
Total Cellular Telecommunications		273
Chemicals-Diversified — 1.6%		
Olin	24,433	479
Solutia*	84,139	1,356
Total Chemicals-Diversified		1,835
Chemicals-Specialty — 1.2%		
Albemarle	6,340	270
Balchem	12,648	312
NewMarket	5,540	571
Stepan	3,710	207
Total Chemicals-Specialty		1,360
Circuit Boards — 0.3%		
TTM Technologies*	34,790	309
Total Circuit Boards		309
Coffee — 0.9%		
Green Mountain Coffee Roasters*	10,619	1,028
Total Coffee		1,028
Commercial Banks-Central US — 0.5%		
First Midwest Bancorp	28,630	388
Old National Bancorp	17,100	204
Total Commercial Banks-Central US		592

SCHEDULE OF INVESTMENTS

As of March 31, 2010

Description	Shares	Value (000)
Commercial Banks-Eastern US — 0.3%		
Signature Bank*	10,055	$ 373
Total Commercial Banks-Eastern US		373
Commercial Banks-Southern US — 0.5%		
Cardinal Financial	20,651	221
First Citizens BancShares, Cl A	1,885	375
Total Commercial Banks-Southern US		596
Commercial Services — 1.3%		
ExlService Holdings*	18,257	305
HMS Holdings*	8,002	408
Live Nation Entertainment*	33,090	480
Steiner Leisure*	6,587	292
Total Commercial Services		1,485
Commercial Services-Finance — 1.3%		
Cardtronics*	7,538	95
Dollar Financial*	11,477	276
Morningstar*	5,905	284
Net 1 UEPS Technologies*	17,045	313
SEI Investments	14,880	327
TNS*	8,350	186
Total Commercial Services-Finance		1,481
Computer Graphics — 0.3%		
Monotype Imaging Holdings*	29,384	286
Total Computer Graphics		286
Computer Services — 1.9%		
CACI International, Cl A*	7,461	364
IHS, Cl A*	10,388	555
SYKES Enterprises*	42,742	976
VanceInfo Technologies ADR*	11,094	247
Total Computer Services		2,142
Computer Software — 0.1%		
Blackbaud	6,160	155
Total Computer Software		155
Computers-Integrated Systems — 0.3%		
Micros Systems*	8,797	289
Total Computers-Integrated Systems		289
Consulting Services — 0.7%		
FTI Consulting*	9,905	389
Gartner*	16,667	371
Total Consulting Services		760
Consumer Products-Miscellaneous — 0.2%		
Scotts Miracle-Gro, Cl A	3,915	181
Total Consumer Products-Miscellaneous		181

Description	Shares	Value (000)
Containers-Metal/Glass — 0.6%		
Crown Holdings*	23,075	$ 622
Total Containers-Metal/Glass		622
Containers-Paper/Plastic — 0.7%		
Rock-Tenn, Cl A	16,831	767
Total Containers-Paper/Plastic		767
Data Processing/Management — 1.4%		
Acxiom*	16,486	296
Broadridge Financial Solutions	18,894	404
CommVault Systems*	19,286	412
Fiserv*	9,945	505
Total Data Processing/Management		1,617
Decision Support Software — 0.2%		
MSCI, Cl A*	6,585	238
Total Decision Support Software		238
Dental Supplies & Equipment — 0.7%		
Align Technology*	38,175	738
Total Dental Supplies & Equipment		738
Diagnostic Kits — 0.6%		
Idexx Laboratories*	5,650	325
Meridian Bioscience	11,186	228
Qiagen*	5,495	126
Total Diagnostic Kits		679
Disposable Medical Products — 0.3%		
ICU Medical*	8,505	293
Total Disposable Medical Products		293
Distribution/Wholesale — 1.4%		
Beacon Roofing Supply*	25,989	497
Brightpoint*	45,560	343
Fossil*	5,085	192
Owens & Minor	8,533	396
Watsco	3,143	179
Total Distribution/Wholesale		1,607
Diversified Manufacturing Operations — 1.0%		
Acuity Brands	11,687	493
Leggett & Platt	19,850	430
Trinity Industries	10,660	213
Total Diversified Manufacturing Operations		1,136
Drug Delivery Systems — 0.3%		
Nektar Therapeutics*	21,279	324
Total Drug Delivery Systems		324

Description	Shares	Value (000)
E-Commerce/Products — 0.3%		
Shutterfly*	12,671	$ 305
Total E-Commerce/Products		305
E-Commerce/Services — 0.4%		
NetFlix*	6,452	476
Total E-Commerce/Services		476
Educational Software — 0.9%		
Blackboard*	22,661	944
Total Educational Software		944
Electric Products-Miscellaneous — 0.3%		
Ametek	7,040	292
Total Electric Products-Miscellaneous		292
Electric-Transmission — 0.3%		
ITC Holdings	6,547	360
Total Electric-Transmission		360
Electronic Components-Miscellaneous — 1.1%		
OSI Systems*	14,760	414
Plexus*	21,795	785
Total Electronic Components-Miscellaneous		1,199
Electronic Components-Semiconductors — 2.0%		
Diodes*	14,174	318
Netlogic Microsystems*	14,474	426
Rovi*	14,140	525
Skyworks Solutions*	28,180	440
Volterra Semiconductor*	18,850	473
Total Electronic Components-Semiconductors		2,182
Electronic Connectors — 0.2%		
Amphenol, Cl A	6,055	255
Total Electronic Connectors		255
Electronic Design Automation — 0.3%		
Synopsys*	15,695	351
Total Electronic Design Automation		351
Electronic Measuring Instruments — 0.2%		
Flir Systems*	7,162	202
Total Electronic Measuring Instruments		202
Electronic Security Devices — 0.4%		
American Science & Engineering	5,142	385
Total Electronic Security Devices		385
E-Marketing/Information — 0.5%		
comScore*	17,702	295
ValueClick*	30,085	305
Total E-Marketing/Information		600

Description	Shares	Value (000)
Energy-Alternate Sources — 0.4%		
Trina Solar ADR*	17,048	$ 416
Total Energy-Alternate Sources		416
Engineering/R&D Services — 0.3%		
Stanley*	10,468	296
Total Engineering/R&D Services		296
Engines-Internal Combustion — 0.3%		
Briggs & Stratton	15,270	298
Total Engines-Internal Combustion		298
Enterprise Software/Services — 2.1%		
Informatica*	20,576	553
Mantech International, Cl A*	7,517	367
Open Text*	4,550	216
SYNNEX*	12,880	381
Ultimate Software Group*	24,504	807
Total Enterprise Software/Services		2,324
E-Services/Consulting — 0.6%		
Sapient*	72,688	664
Total E-Services/Consulting		664
Finance-Consumer Loans — 0.6%		
Portfolio Recovery Associates*	11,716	643
Total Finance-Consumer Loans		643
Finance-Credit Cards — 0.3%		
Discover Financial Services	24,870	371
Total Finance-Credit Cards		371
Finance-Investment Banker/Broker — 1.3%		
Evercore Partners, Cl A	25,027	751
MF Global Holdings*	41,473	335
Penson Worldwide*	39,935	402
Total Finance-Investment Banker/Broker		1,488
Finance-Other Services — 0.3%		
IntercontinentalExchange*	3,090	347
Total Finance-Other Services		347
Food-Baking — 0.4%		
Flowers Foods	16,535	409
Total Food-Baking		409
Footwear & Related Apparel — 1.1%		
Steven Madden*	11,250	549
Wolverine World Wide	22,979	670
Total Footwear & Related Apparel		1,219

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2010

Description	Shares	Value (000)
Hazardous Waste Disposal — 0.2%		
Stericycle*	4,985	$ 272
Total Hazardous Waste Disposal		272
Home Furnishings — 0.4%		
Tempur-Pedic International*	15,666	472
Total Home Furnishings		472
Hotels & Motels — 0.3%		
Home Inns & Hotels Management ADR*	8,596	281
Total Hotels & Motels		281
Human Resources — 1.3%		
Emergency Medical Services, Cl A*	7,691	435
Hewitt Associates, Cl A*	11,124	443
Monster Worldwide*	17,569	292
SuccessFactors*	12,227	233
Total Human Resources		1,403
Industrial Audio & Video Products — 0.3%		
Dolby Laboratories, Cl A*	5,829	342
Total Industrial Audio & Video Products		342
Instruments-Scientific — 0.4%		
FEI*	20,720	475
Total Instruments-Scientific		475
Insurance Brokers — 0.2%		
Cninsure ADR	8,295	221
Total Insurance Brokers		221
Internet Application Software — 1.3%		
Art Technology Group*	86,315	381
Cybersource*	51,956	917
DealerTrack Holdings*	10,228	175
Total Internet Application Software		1,473
Internet Content-Entertainment — 0.5%		
Perfect World ADR*	13,745	515
Total Internet Content-Entertainment		515
Internet Infrastructure Software — 0.4%		
AsiaInfo Holdings*	17,035	451
Total Internet Infrastructure Software		451
Internet Security — 0.5%		
Blue Coat Systems*	17,310	537
Total Internet Security		537
Intimate Apparel — 0.5%		
Warnaco Group*	12,452	594
Total Intimate Apparel		594

Description	Shares	Value (000)
Investment Management/Advisory Services — 0.9%		
Affiliated Managers Group*	7,140	$ 564
Och-Ziff Capital Management Group, Cl A	28,115	450
Total Investment Management/Advisory Services		1,014
Lasers-Systems/Components — 0.4%		
Coherent*	13,290	425
Total Lasers-Systems/Components		425
Leisure & Recreational Products — 0.4%		
WMS Industries*	11,084	465
Total Leisure & Recreational Products		465
Machine Tools & Related Products — 0.2%		
Lincoln Electric Holdings	3,355	182
Total Machine Tools & Related Products		182
Machinery-General Industry — 1.5%		
Albany International, Cl A	9,600	207
Chart Industries*	17,355	347
Middleby*	7,825	451
Roper Industries	5,635	326
Wabtec	6,765	285
Total Machinery-General Industry		1,616
Marine Services — 0.3%		
Aegean Marine Petroleum Network	10,469	297
Total Marine Services		297
Medical Information Systems — 0.3%		
Phase Forward*	20,973	274
Total Medical Information Systems		274
Medical Instruments — 1.9%		
Bruker*	25,115	368
Conceptus*	40,399	806
ev3*	15,572	247
NuVasive*	6,348	287
Techne	2,750	175
Thoratec*	8,161	273
Total Medical Instruments		2,156
Medical Labs & Testing Services — 0.6%		
Genoptix*	11,570	411
Laboratory Corp of America Holdings*	3,605	273
Total Medical Labs & Testing Services		684
Medical Products — 2.1%		
American Medical Systems Holdings*	21,930	407
Hanger Orthopedic Group*	32,678	594
Zoll Medical*	51,735	1,364
Total Medical Products		2,365

Description	Shares	Value (000)
Medical-Biomedical/Genetic — 3.0%		
Acorda Therapeutics*	7,841	$ 268
Affymax*	8,571	201
Alnylam Pharmaceuticals*	10,608	181
Bio-Rad Laboratories, Cl A*	5,905	611
Cubist Pharmaceuticals*	11,031	249
Human Genome Sciences*	8,611	260
InterMune*	4,678	209
Martek Biosciences*	20,263	456
Medicines*	23,563	185
Momenta Pharmaceuticals*	12,943	194
Regeneron Pharmaceuticals*	9,798	260
Talecris Biotherapeutics Holdings*	15,505	309
Total Medical-Biomedical/Genetic		3,383
Medical-Drugs — 0.6%		
Auxilium Pharmaceuticals*	7,424	231
Salix Pharmaceuticals*	7,123	265
Savient Pharmaceuticals*	15,174	219
Total Medical-Drugs		715
Medical-Generic Drugs — 0.9%		
Impax Laboratories*	57,929	1,036
Total Medical-Generic Drugs		1,036
Medical-Outpatient/Home Medical — 1.9%		
Air Methods*	7,121	242
Almost Family*	6,266	236
Amedisys*	4,179	231
Gentiva Health Services*	14,920	422
LHC Group*	12,568	421
Lincare Holdings*	12,199	548
Total Medical-Outpatient/Home Medical		2,100
Multi-line Insurance — 0.5%		
Unitrin	20,730	581
Total Multi-line Insurance		581
Networking Products — 2.5%		
Acme Packet*	18,354	354
Atheros Communications*	11,388	441
LogMeIn*	11,465	237
Netgear*	12,950	338
Polycom*	47,045	1,439
Total Networking Products		2,809
Non-Hazardous Waste Disposal — 0.4%		
Waste Connections*	11,536	392
Total Non-Hazardous Waste Disposal		392
Office Furnishings-Original — 0.5%		
Herman Miller	29,533	533
Total Office Furnishings-Original		533

Description	Shares	Value (000)
Oil & Gas Drilling — 0.6%		
Atlas Energy	22,499	$ 700
Total Oil & Gas Drilling		700
Oil Companies-Exploration & Production — 2.0%		
Arena Resources*	14,396	481
Brigham Exploration*	15,523	248
Carrizo Oil & Gas*	18,415	423
Rosetta Resources*	15,070	355
Whiting Petroleum*	9,000	728
Total Oil Companies-Exploration & Production		2,235
Oil Field Machinery & Equipment — 0.6%		
Dresser-Rand Group*	13,500	424
Dril-Quip*	4,471	272
Total Oil Field Machinery & Equipment		696
Oil-Field Services — 0.9%		
CARBO Ceramics	8,980	560
Core Laboratories	1,787	234
Tesco*	21,570	252
Total Oil-Field Services		1,046
Paper & Related Products — 0.6%		
Buckeye Technologies*	22,180	290
Rayonier	8,735	397
Total Paper & Related Products		687
Pharmacy Services — 1.5%		
BioScrip*	29,570	236
Catalyst Health Solutions*	28,689	1,187
SXC Health Solutions*	3,976	268
Total Pharmacy Services		1,691
Physical Therapy/Rehabilitation Centers — 0.3%		
RehabCare Group*	12,930	353
Total Physical Therapy/Rehabilitation Centers		353
Physician Practice Management — 0.9%		
IPC The Hospitalist*	24,752	869
Mednax*	2,995	174
Total Physician Practice Management		1,043
Power Conversion/Supply Equipment — 0.8%		
Advanced Energy Industries*	19,710	326
Canadian Solar*	24,840	604
Total Power Conversion/Supply Equipment		930
Printing-Commercial — 0.6%		
VistaPrint*	10,668	611
Total Printing-Commercial		611

OLD MUTUAL STRATEGIC SMALL COMPANY FUND — concluded

SCHEDULE OF INVESTMENTS
As of March 31, 2010

Description	Shares	Value (000)
Property/Casualty Insurance — 1.5%		
Amerisafe*	22,325	$ 365
Enstar Group*	7,495	518
Hanover Insurance Group	8,440	368
Wesco Financial	995	384
Total Property/Casualty Insurance		1,635
Publishing-Books — 0.5%		
John Wiley & Sons, Cl A	13,815	598
Total Publishing-Books		598
Recreational Vehicles — 0.3%		
Polaris Industries	5,769	295
Total Recreational Vehicles		295
Reinsurance — 1.0%		
Allied World Assurance Holdings	16,027	719
Reinsurance Group of America	7,060	371
Total Reinsurance		1,090
Research & Development — 0.7%		
Parexel International*	33,715	786
Total Research & Development		786
Retail-Apparel/Shoe — 2.0%		
Aeropostale*	23,176	668
Gymboree*	19,391	1,001
J Crew Group*	11,206	514
Total Retail-Apparel/Shoe		2,183
Retail-Auto Parts — 0.2%		
O'Reilly Automotive*	6,110	255
Total Retail-Auto Parts		255
Retail-Automobile — 0.5%		
America's Car-Mart*	7,750	187
Group 1 Automotive*	11,825	377
Total Retail-Automobile		564
Retail-Building Products — 0.3%		
Lumber Liquidators Holdings*	12,121	323
Total Retail-Building Products		323
Retail-Discount — 0.9%		
99 Cents Only Stores*	27,285	445
HSN*	17,389	512
Total Retail-Discount		957
Retail-Fabric Store — 0.7%		
Jo-Ann Stores*	17,180	721
Total Retail-Fabric Store		721

Description	Shares	Value (000)
Retail-Pawn Shops — 0.2%		
First Cash Financial Services*	12,150	$ 262
Total Retail-Pawn Shops		262
Retail-Restaurants — 1.7%		
Buffalo Wild Wings*	20,551	989
California Pizza Kitchen*	20,170	339
Texas Roadhouse*	37,780	525
Total Retail-Restaurants		1,853
Retail-Sporting Goods — 0.4%		
Hibbett Sports*	19,045	487
Total Retail-Sporting Goods		487
S&L/Thrifts-Western US — 0.3%		
Washington Federal	17,635	358
Total S&L/Thrifts-Western US		358
Schools — 2.6%		
American Public Education*	7,869	367
Capella Education*	15,933	1,479
Grand Canyon Education*	22,579	590
Lincoln Educational Services*	16,025	405
Total Schools		2,841
Semiconductor Components-Integrated Circuits — 1.3%		
Cirrus Logic*	48,530	407
Emulex*	51,036	678
Power Integrations	8,481	349
Total Semiconductor Components-Integrated Circuits		1,434
Semiconductor Equipment — 1.5%		
Cabot Microelectronics*	9,327	353
MKS Instruments*	40,487	793
Veeco Instruments*	10,925	475
Total Semiconductor Equipment		1,621
Superconductor Production & Systems — 0.3%		
American Superconductor*	12,224	353
Total Superconductor Production & Systems		353
Telecommunications Equipment — 0.9%		
Comtech Telecommunications*	7,356	235
Plantronics	24,325	761
Total Telecommunications Equipment		996
Telecommunications Equipment-Fiber Optics — 0.3%		
Finisar*	22,874	359
Total Telecommunications Equipment-Fiber Optics		359
Textile-Apparel — 0.2%		
Cherokee	14,295	257
Total Textile-Apparel		257

Description	Shares	Value (000)
Therapeutics — 0.3%		
Onyx Pharmaceuticals*	9,580	$ 290
Total Therapeutics		290
Tobacco — 0.3%		
Universal	7,095	374
Total Tobacco		374
Transactional Software — 1.1%		
Bottomline Technologies*	13,830	233
Solera Holdings	25,762	996
Total Transactional Software		1,229
Travel Services — 0.4%		
Interval Leisure Group*	30,845	449
Total Travel Services		449
Veterinary Diagnostics — 0.5%		
VCA Antech*	18,948	531
Total Veterinary Diagnostics		531
Water — 0.3%		
Pico Holdings*	8,205	305
Total Water		305
Web Hosting/Design — 0.4%		
Rackspace Hosting*	21,627	405
Total Web Hosting/Design		405
Total Common Stock (Cost $88,194)		109,869
Investment Company — 0.3%		
Growth-Small Cap — 0.3%		
iShares Russell 2000 Growth Index Fund	4,812	352
Total Growth-Small Cap		352
Total Investment Company (Cost $348)		352
Money Market Fund — 0.7%		
Dreyfus Cash Management Fund, Institutional Class, 0.062% (A)	793,487	793
Total Money Market Fund (Cost $793)		793
Total Investments — 99.5% (Cost $89,335)		111,014
Other Assets and Liabilities, Net — 0.5%		550
Total Net Assets — 100.0%		$ 111,564

For descriptions of abbreviations and footnotes, please refer to page 91.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of March 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$109,869	$—	$—	$109,869
Investment Company	352	—	—	352
Money Market Fund	793	—	—	793
Total Investments	$111,014	$—	$—	$111,014

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL TS&W MID-CAP VALUE FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Thompson, Siegel & Walmsley LLC

Performance Highlights

• *For the fiscal year ended March 31, 2010, the Old Mutual TS&W Mid-Cap Value Fund (the "Fund") posted strong absolute returns but still underperformed its benchmark, the Russell Midcap Value Index (the "Index"). The Fund's Institutional Class shares posted a 41.01% return versus a 72.41% return for the Index.*

• *There were three market factors that had the most significant impact on the Fund's performance over the fiscal year: beta, relative strength, and price-to-book versus price-to-cash-flow valuation.*

• *Stocks that contributed to the Fund's performance included specialty chemical company Lubrizol, hard drive manufacturer Western Digital, and health care information technology provider Cerner (no longer a Fund holding).*

• *Among the top detractors were truckload carrier Old Dominion Freight Line (no longer a Fund holding), engineering and construction trucking company Foster Wheeler, and online education provider Apollo Group (no longer a Fund holding).*

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2010, the Old Mutual TS&W Mid-Cap Value Fund (the "Fund") posted strong absolute returns but still underperformed its benchmark, the Russell Midcap Value Index (the "Index"). The Fund's Institutional Class shares posted a 41.01% return versus a 72.41% return for the Index. Performance for all share classes can be found on page 48.

Q. What investment environment did the Fund face during the past period?

A. The investment environment during the fiscal year can best be described as a low-quality rally. Massive government stimulus helped revive investors' appetites for risk and fueled a remarkable rally in financial markets around the world as evidenced by the Russell indexes of U.S. large-, mid-, and small-cap stocks, which were up between 51% and 73% over that time period. Higher risk issues have led these markets — whether risk is measured by market beta of the stocks or by the fundamentals of the companies. Companies with lower credit and equity ratings, heavy debt, and deteriorating earnings — companies that had to make draconian cost cuts just to survive — all outperformed.

Q. Which market factors influenced the Fund's relative performance?

A. There were three market factors that had the most significant impact on the Fund's performance over the fiscal year: beta, relative strength, and price-to-book versus price-to-cash-flow valuation. Beta is a measure of market risk and, as with virtually all such measures last year, riskier stocks outperformed less risky ones. Thompson, Siegel & Walmsley LLC ("TS&W") portfolios often have lower betas than their indexes because the emphasis on stable and improving cash flow generally leads to companies with less volatile earnings, which cause the portfolios to be less market sensitive. During the second and third quarters of 2009 especially, positive exposure to relative price strength had a negative impact on Fund performance simply because this measure takes time to catch up with a rapid turn in the market. The last year has also been challenging for investors focused on cash flow valuation because the market was more attuned to price-to-book metrics.

All sectors and market caps participated in the rally, although more cyclical sectors like consumer discretionary generally performed better. As a group, consumer discretionary stocks in the Index were one of the leading contributors to return as the stocks more than doubled during the fiscal year. The Fund was roughly equal weight the benchmark in consumer discretionary; however, its selections had much lower betas than their better performing peers and were the leading detractor for the time period. Many discount retailers in the Fund performed well during the downturn and delivered on TS&W's fundamental expectations, but did not keep pace once stocks began to rally.

The Fund was significantly underweight financials, which detracted from performance. Some of the top performers in the sector were REITs. The Fund was underweight this industry due to ongoing concerns about real estate values especially in the commercial space. Also detracting from performance was an overweight to property and casualty insurers at the expense of positions in multi-line and life insurers that performed better.

Q. How did portfolio composition affect Fund performance?

A. Stocks that contributed to the Fund's performance included specialty chemical company Lubrizol, hard drive manufacturer Western Digital, and health care information technology provider Cerner (no longer a Fund holding). Lubrizol continues to outperform, citing improving volume trends and results of cost reduction initiatives. Western Digital has benefited from improving demand in the computer/hard drive market. Cerner has seen an increased demand for its IT services as a result of the recent stimulus package aimed at digitalizing health care records.

Among the top detractors were truckload carrier Old Dominion Freight Line (no longer a Fund holding), engineering and construction trucking company Foster Wheeler, and online education provider Apollo Group (no longer a Fund holding). Old Dominion Freight Line's stock was sold after improvement of their major competitor's (Yellow Transportation) financial situation. Old Dominion Freight Line would be a significant beneficiary of a bankruptcy at Yellow Transportation. TS&W eliminated this position after the catalyst failed to play out (i.e., the competitor's financial situation stabilized). Foster Wheeler traded down after reporting weaker than anticipated backlog growth, despite posting a good quarter. Apollo Group was sold on concerns regarding bad debt, despite growth in enrollment rates and student retention. This was one of the Fund's best performing stocks in 2008, though the stock was eliminated, as its market capitalization had gotten too big for the Fund after the price appreciation.

Q. What is the investment outlook for the mid-cap value equity market?

A. TS&W notes the yearlong rally has been driven by macro trends, and investors have clearly favored riskier stocks over those exhibiting strong fundamentals. This has been a difficult environment for TS&W's bottom-up investment process, which favors stocks that are inexpensive relative to their cash flow, have improving earnings, and exhibit price strength relative to peers. Nevertheless, companies with these characteristics are trading at a discount in the market now and TS&W believes they represent strong investment opportunities.

TS&W believes the economy and the markets still face serious challenges, and the deleveraging process that both the public and private sector face will continue to create operating challenges for corporate America. In TS&W's opinion, stable growth will likely be a scarcity, which is a good environment for stock pickers. TS&W is optimistic that its emphasis on valuation and fundamentals will be rewarded. At this stage, TS&W is especially disciplined about selling/trimming stocks that have run their course, and redeploying proceeds into the best risk/reward opportunities.

Top Ten Holdings as of March 31, 2010*	
Aeropostale	3.2%
Hewitt Associates, Cl A	3.0%
Forest Laboratories	2.8%
AmerisourceBergen	2.7%
HCC Insurance Holdings	2.6%
Foster Wheeler	2.6%
PG&E	2.5%
CenterPoint Energy	2.3%
CMS Energy	2.2%
ITT	2.2%
As a % of Total Fund Investments	26.1%

* Excludes short-term money market fund.

TS&W Mid-Cap Value Fund

OLD MUTUAL TS&W MID-CAP VALUE FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (Unaudited)

Average Annual Total Returns as of March 31, 2010

	Inception Date	1 Year Return	Annualized Inception to Date
Class Z	12/09/08	40.90%	24.39%
Class A with load	06/04/07	32.38%	(9.83)%
Class A without load	06/04/07	40.41%	(7.92)%
Institutional Class	06/04/07	41.01%	(7.51)%
Russell Midcap Value Index	06/04/07	72.41%	(7.92)%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

Class A shares have a current maximum up-front sales charge of 5.75%. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A and Institutional Class shares (as reported in the July 29, 2009 prospectuses) are 3.21% and 1.13%; 2.54% and 1.41%; and 1.19% and 1.01%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of June 4, 2007 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2010 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2010

Description	Shares	Value (000)
Common Stock — 96.1%		
Aerospace/Defense-Equipment — 1.3%		
Alliant Techsystems*	39,250	$ 3,191
Total Aerospace/Defense-Equipment		3,191
Agricultural Chemicals — 1.0%		
CF Industries Holdings	28,400	2,590
Total Agricultural Chemicals		2,590
Apparel Manufacturers — 1.0%		
VF	31,200	2,501
Total Apparel Manufacturers		2,501
Brewery — 0.5%		
Molson Coors Brewing, Cl B	30,500	1,283
Total Brewery		1,283
Cable/Satellite TV — 0.7%		
Cablevision Systems, Cl A	74,700	1,803
Total Cable/Satellite TV		1,803
Chemicals-Specialty — 1.5%		
Lubrizol	41,900	3,843
Total Chemicals-Specialty		3,843
Commercial Services-Finance — 4.0%		
H&R Block	262,200	4,667
Lender Processing Services	147,400	5,564
Total Commercial Services-Finance		10,231
Computers-Memory Devices — 2.2%		
Western Digital*	143,200	5,583
Total Computers-Memory Devices		5,583
Consulting Services — 2.2%		
SAIC*	312,800	5,537
Total Consulting Services		5,537
Containers-Metal/Glass — 2.7%		
Crown Holdings*	117,700	3,173
Owens-Illinois*	105,400	3,746
Total Containers-Metal/Glass		6,919
Containers-Paper/Plastic — 2.5%		
Bemis	87,500	2,513
Packaging Corp of America	156,500	3,852
Total Containers-Paper/Plastic		6,365
Data Processing/Management — 2.0%		
Fidelity National Information Services	216,500	5,075
Total Data Processing/Management		5,075

Description	Shares	Value (000)
Diversified Manufacturing Operations — 2.2%		
ITT	106,200	$ 5,693
Total Diversified Manufacturing Operations		5,693
E-Commerce/Services — 0.5%		
Expedia	52,300	1,305
Total E-Commerce/Services		1,305
Electric-Generation — 0.7%		
AES*	169,800	1,868
Total Electric-Generation		1,868
Electric-Integrated — 6.5%		
CMS Energy	370,000	5,720
OGE Energy	118,300	4,607
PG&E	147,600	6,261
Total Electric-Integrated		16,588
Electronic Components-Miscellaneous — 2.2%		
Garmin	146,200	5,626
Total Electronic Components-Miscellaneous		5,626
Electronic Components-Semiconductors — 1.2%		
Skyworks Solutions*	194,700	3,037
Total Electronic Components-Semiconductors		3,037
Engineering/R&D Services — 2.6%		
Foster Wheeler*	246,500	6,690
Total Engineering/R&D Services		6,690
Enterprise Software/Services — 1.3%		
Sybase*	73,150	3,410
Total Enterprise Software/Services		3,410
Finance-Investment Banker/Broker — 1.8%		
TD Ameritrade Holding*	240,100	4,576
Total Finance-Investment Banker/Broker		4,576
Gas-Distribution — 5.6%		
CenterPoint Energy	406,750	5,841
NiSource	244,000	3,855
Sempra Energy	91,800	4,581
Total Gas-Distribution		14,277
Human Resources — 3.0%		
Hewitt Associates, Cl A*	190,969	7,597
Total Human Resources		7,597
Independent Power Producer — 0.5%		
NRG Energy*	60,400	1,262
Total Independent Power Producer		1,262

OLD MUTUAL TS&W MID-CAP VALUE FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2010

Description	Shares	Value (000)
Insurance Brokers — 1.7%		
Willis Group Holdings	140,820	$ 4,406
Total Insurance Brokers		4,406
Internet Security — 1.0%		
Symantec*	147,800	2,501
Total Internet Security		2,501
Machinery-Construction & Mining — 1.4%		
Joy Global	63,100	3,572
Total Machinery-Construction & Mining		3,572
Medical Labs & Testing Services — 1.3%		
Quest Diagnostics	56,200	3,276
Total Medical Labs & Testing Services		3,276
Medical Products — 0.8%		
Hospira*	33,700	1,909
Total Medical Products		1,909
Medical-Drugs — 5.0%		
Biovail	152,900	2,564
Forest Laboratories*	230,000	7,213
King Pharmaceuticals*	245,100	2,882
Total Medical-Drugs		12,659
Medical-Wholesale Drug Distributors — 2.8%		
AmerisourceBergen	242,900	7,025
Total Medical-Wholesale Drug Distributors		7,025
Motion Pictures & Services — 0.9%		
DreamWorks Animation SKG, Cl A*	59,100	2,328
Total Motion Pictures & Services		2,328
Non-Hazardous Waste Disposal — 1.2%		
Republic Services	107,515	3,120
Total Non-Hazardous Waste Disposal		3,120
Oil & Gas Drilling — 0.9%		
Noble	53,000	2,217
Total Oil & Gas Drilling		2,217
Oil Companies-Exploration & Production — 3.1%		
Petrohawk Energy*	125,500	2,545
Questar	42,200	1,823
Whiting Petroleum*	43,300	3,500
Total Oil Companies-Exploration & Production		7,868
Oil Field Machinery & Equipment — 1.5%		
Dresser-Rand Group*	122,300	3,843
Total Oil Field Machinery & Equipment		3,843

Description	Shares	Value (000)
Property/Casualty Insurance — 4.4%		
Arch Capital Group*	56,950	$ 4,342
HCC Insurance Holdings	243,800	6,729
Total Property/Casualty Insurance		11,071
Real Estate Management/Services — 0.6%		
CB Richard Ellis Group, Cl A*	93,800	1,487
Total Real Estate Management/Services		1,487
Reinsurance — 1.8%		
PartnerRe	57,700	4,600
Total Reinsurance		4,600
REITs-Health Care — 3.0%		
Health Care REIT	111,500	5,043
Nationwide Health Properties	71,700	2,520
Total REITs-Health Care		7,563
REITs-Mortgage — 2.0%		
MFA Financial	690,700	5,084
Total REITs-Mortgage		5,084
Retail-Apparel/Shoe — 4.7%		
Aeropostale*	288,450	8,316
Ross Stores	69,300	3,706
Total Retail-Apparel/Shoe		12,022
Retail-Consumer Electronics — 1.6%		
RadioShack	184,500	4,175
Total Retail-Consumer Electronics		4,175
Retail-Discount — 0.8%		
Dollar Tree*	31,900	1,889
Total Retail-Discount		1,889
Retail-Major Department Store — 1.4%		
TJX	84,300	3,584
Total Retail-Major Department Store		3,584
Satellite Telecommunications — 1.8%		
EchoStar, Cl A*	220,925	4,480
Total Satellite Telecommunications		4,480
Telephone-Integrated — 1.5%		
Windstream	339,100	3,693
Total Telephone-Integrated		3,693
Therapeutics — 0.5%		
Warner Chilcott, Cl A*	49,400	1,262
Total Therapeutics		1,262

Description	Shares	Value (000)
Web Portals/ISP — 0.7%		
Netease.com ADR*	47,100	$ 1,671
Total Web Portals/ISP		1,671
Total Common Stock (Cost $211,966)		**244,155**
Money Market Fund — 5.1%		
Dreyfus Cash Management Fund, Institutional Class, 0.062% (A)	13,049,306	13,049
Total Money Market Fund (Cost $13,049)		**13,049**
Total Investments — 101.2% (Cost $225,015)		**257,204**
Other Assets and Liabilities, Net — (1.2)%		**(3,024)**
Total Net Assets — 100.0%		**$254,180**

For descriptions of abbreviations and footnotes, please refer to page 91.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of March 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$244,155	$—	$—	$244,155
Money Market Fund	13,049	—	—	13,049
Total Investments	**$257,204**	**$—**	**$—**	**$257,204**

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

Old Mutual TS&W Small Cap Value Fund

Management Overview (Unaudited)

Sub-Adviser: Thompson, Siegel & Walmsley LLC

Performance Highlights

• For the fiscal year ended March 31, 2010, the Old Mutual TS&W Small Cap Value Fund (the "Fund") had strong absolute returns but underperformed its benchmark, the Russell 2000 Value Index (the "Index"). The Fund's Class Z shares posted a 49.10% return versus a 65.07% return for the Index.

• There were three market factors that had the most significant impact on the Fund's performance over the fiscal year: beta, relative strength, and price-to-book versus price-to-cash-flow valuation.

• Stocks that contributed to the Fund's performance included health care technology company SXC Health Solutions, containerboard producer Temple-Inland, and financial services company Cash America International.

• Among the top detractors to Fund performance were bank holding company CIT Group (no longer a Fund holding), financial technology provider Investment Technology Group (no longer a Fund holding), and armored-vehicle manufacturer Force Protection (no longer a Fund holding).

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2010, the Old Mutual TS&W Small Cap Value Fund (the "Fund") had strong absolute returns but underperformed its benchmark, the Russell 2000 Value Index (the "Index"). The Fund's Class Z shares posted a 49.10% return versus a 65.07% return for the Index. Performance for all share classes can be found on page 54.

Q. What investment environment did the Fund face during the past period?

A. The investment environment of the fiscal year can best be described as a low-quality rally. Massive government stimulus helped revive investors' appetites for risk and fueled a remarkable rally in financial markets around the world as evidenced by the Russell indexes of U.S. large-, mid-, and small-cap stocks, which were up between 51% and 73% over that time period. Higher-risk issues led these markets — whether risk was measured by market beta of the stocks or by the fundamentals of the companies. Companies with lower credit and equity ratings, heavy debt, and deteriorating earnings — companies that had to make draconian cost cuts just to survive — all outperformed.

Q. Which market factors influenced the Fund's relative performance?

A. There were three market factors that had the most significant impact on the Fund's performance over the fiscal year: beta, relative strength, and price-to-book versus price-to-cash-flow valuation. Beta is a measure of market risk and, as with virtually all such measures during the fiscal year, riskier stocks outperformed less risky ones. Thompson, Siegel & Walmsley LLC ("TS&W") portfolios often have lower betas than their indexes because TS&W's emphasis on stable and improving cash flow generally leads to investments in companies with less volatile earnings, which cause the portfolios to be less market sensitive. During the second and third quarters of 2009 especially, positive exposure to relative price strength had a negative impact on Fund performance simply because this measure takes time to catch up with a rapid turn in the market. The fiscal year has also been challenging for investors focused on cash flow valuation because the market was more attuned to price-to-book metrics.

All sectors and market caps participated in the rally, although more cyclical sectors like consumer discretionary generally performed better. Consumer discretionary stocks within the Index were among the leading contributors to return. On average, these stocks more than doubled during the fiscal year. Though the Fund had significant exposure to cyclical sectors, with overweight positions in consumer discretionary and technology, this was the leading detractor from relative performance. TS&W's focus on recurring cash flows led the Fund towards companies that invested through the economic downturn. Despite trailing the Fund's peers during the current rally, TS&W believes these companies are well positioned for future growth and have solid potential to outperform going forward.

The Fund benefited from a significant underweight in financials, by far the largest sector in the Index. Good opportunities in financials were scarce as both residential and commercial real estate were challenged throughout the fiscal year, and TS&W believes the new banking legislation could pressure bank revenues further. The Fund remains underweight this sector, especially small banks and REITs, as TS&W does not see near-term improvement in real estate.

Q. How did portfolio composition affect Fund performance?

A. Stocks that contributed to the Fund's performance included health care technology company SXC Health Solutions, containerboard producer Temple-Inland, and financial services company Cash America International. SXC Health Solutions continues to outperform, driven by new contract wins (including Ohio Bureau Worker's Compensation, which is the largest workers' compensation organization in the U.S.), operational synergies from their acquisition of National Medical Health Card Systems, and increased demand from health care IT spending. Temple-Inland is the fourth-largest North American containerboard (cardboard boxes) producer with 10% market share. Temple-Inland has been a significant beneficiary to the economic turnaround as volumes and pricing on cardboard boxes have begun to improve. The company also benefited as Smurfit-Stone, the number two player in the space, declared bankruptcy early last year. Cash America International provides specialty financial services in the U.S. and Mexico, and is the largest provider of secured non-recourse loans (i.e., pawn loans). The company operates under the storefronts Cash America Pawn, SuperPawn, and Prenda Facil. Cash America International has seen a large increase in customers, given the recent economic downturn, as pawnshops tend to be beneficiaries to cash-strapped consumers and tough economic times.

Among the top detractors to Fund performance were bank holding company CIT Group (no longer a Fund holding), financial technology provider Investment Technology Group (no longer a Fund holding), and armored-vehicle manufacturer Force Protection (no longer a Fund holding). CIT Group provides lending, advisory, and leasing services to small and mid-sized businesses. The company was sold earlier in the year as the company experienced liquidity and financing issues, amidst the economic downturn. TS&W eliminated the position on concerns regarding risk/reward. Investment Technology Group partners with asset managers to provide services ranging from portfolio management and pre-trade analysis to trade execution and post-trade evaluation. Declining industry-wide trading volumes have weighed down on the company's results and stock price, and TS&W eliminated the holding. Force Protection's stock suffered after the loss of a government contract bid for new armored combat vehicles to one of its competitors earlier in the year.

Q. What is the investment outlook for the small-cap value equity market?

A. TS&W notes the yearlong rally has been driven by macro trends and investors have clearly favored riskier stocks over those exhibiting strong fundamentals. This has been a difficult environment for TS&W's bottom-up investment process, which seeks to invest in stocks that are inexpensive relative to their cash flow, have improving earnings, and exhibit price strength relative to their peers. Nevertheless, companies with these types of characteristics seem to have been discounted in the market and TS&W believes they represent excellent investment opportunities today.

TS&W believes the economy and the markets still face serious challenges, and the deleveraging process the public and private sectors still face will continue to create operating challenges for corporate America. This should be a good environment for stock pickers, and TS&W is optimistic its emphasis on valuation and fundamentals will be rewarded.

At the Fund level, TS&W does not anticipate significant changes in portfolio structure. And, TS&W continues to be disciplined about selling/trimming stocks that have run their course and redeploying proceeds into the best risk/reward opportunities.

Top Ten Holdings as of March 31, 2010*	
Cleco	1.7%
Omega Healthcare Investors	1.7%
Carter's	1.7%
Jo-Ann Stores	1.7%
Gymboree	1.7%
Atlas Air Worldwide Holdings	1.7%
Syniverse Holdings	1.6%
SXC Health Solutions	1.6%
Aaron's, Cl B	1.6%
Arris Group	1.6%
As a % of Total Fund Investments	16.6%

* Excludes short-term money market fund.

OLD MUTUAL TS&W SMALL CAP VALUE FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2010

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class Z*	07/31/00	49.10%	2.87%	11.98%
Class A with load	07/31/03	40.21%	1.42%	8.32%
Class A without load	07/31/03	48.71%	2.62%	9.29%
Institutional Class	12/09/08	49.46%	n/a	25.98%
Russell 2000 Value Index	07/31/00	65.07%	2.75%	4.58%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

* Data prior to the Fund's inception on July 25, 2003 includes performance of a predecessor fund whose inception date was July 31, 2000. The predecessor fund was managed by TS&W and had investment goals, strategies and policies that were substantially similar to the Fund. However, the predecessor fund was not registered under the Investment Company Act of 1940, as amended ("1940 Act"), nor was it subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code, and the Fund's performance prior to July 25, 2003 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75%. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A and Institutional Class shares (as reported in the July 29, 2009 prospectuses) are 1.38% and 1.26%; 3.26% and 1.51%; and 1.23% and 1.11%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on the inception date of July 31, 2000 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2010 — % of Total Fund Investments



Description	Shares	Value (000)
Common Stock — 97.3%		
Aerospace/Defense-Equipment — 2.9%		
Curtiss-Wright	40,500	$ 1,409
Kaman	20,000	500
Orbital Sciences*	79,300	1,508
Total Aerospace/Defense-Equipment		3,417
Agricultural Operations — 1.2%		
Andersons	44,200	1,480
Total Agricultural Operations		1,480
Airlines — 1.3%		
Hawaiian Holdings*	211,800	1,561
Total Airlines		1,561
Apparel Manufacturers — 3.1%		
Carter's*	66,300	1,999
True Religion Apparel*	53,600	1,627
Total Apparel Manufacturers		3,626
Batteries/Battery Systems —1.3%		
EnerSys*	60,600	1,494
Total Batteries/Battery Systems		1,494
Building Products-Doors & Windows — 0.5%		
Apogee Enterprises	35,700	564
Total Building Products-Doors & Windows		564
Casino Hotels — 0.6%		
Ameristar Casinos	38,200	696
Total Casino Hotels		696
Cellular Telecommunications — 1.7%		
Syniverse Holdings*	101,000	1,966
Total Cellular Telecommunications		1,966
Chemicals-Diversified — 2.6%		
Olin	80,200	1,574
Solutia*	91,900	1,481
Total Chemicals-Diversified		3,055
Chemicals-Plastics — 2.0%		
A Schulman	75,000	1,835
Spartech*	50,600	592
Total Chemicals-Plastics		2,427
Circuit Boards — 0.6%		
Multi-Fineline Electronix*	29,900	770
Total Circuit Boards		770
Coffee — 1.5%		
Peet's Coffee & Tea*	43,800	1,737
Total Coffee		1,737

Description	Shares	Value (000)
Commercial Banks-Central US — 1.7%		
First Financial Bankshares	8,700	$ 449
Sterling Bancshares	127,450	711
Texas Capital Bancshares*	46,000	874
Total Commercial Banks-Central US		2,034
Commercial Banks-Western US — 1.1%		
SVB Financial Group*	27,200	1,269
Total Commercial Banks-Western US		1,269
Commercial Services-Finance — 3.2%		
Euronet Worldwide*	70,465	1,299
Net 1 UEPS Technologies*	72,800	1,339
Wright Express*	37,300	1,123
Total Commercial Services-Finance		3,761
Containers-Paper/Plastic — 1.2%		
Temple-Inland	68,700	1,404
Total Containers-Paper/Plastic		1,404
Data Processing/Management — 2.2%		
Acxiom*	50,100	899
Fair Isaac	65,300	1,655
Total Data Processing/Management		2,554
Distribution/Wholesale — 1.1%		
MWI Veterinary Supply*	13,600	549
Watsco	12,300	700
Total Distribution/Wholesale		1,249
E-Commerce/Products — 0.5%		
NutriSystem	32,700	582
Total E-Commerce/Products		582
Electric-Integrated — 3.1%		
Cleco	77,700	2,063
El Paso Electric*	76,700	1,580
Total Electric-Integrated		3,643
Electronic Components-Miscellaneous — 0.9%		
Methode Electronics	70,200	695
Technitrol	69,100	365
Total Electronic Components-Miscellaneous		1,060
Electronic Components-Semiconductors — 0.6%		
International Rectifier*	30,500	698
Total Electronic Components-Semiconductors		698
Electronic Security Devices — 0.8%		
American Science & Engineering	13,500	1,011
Total Electronic Security Devices		1,011

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2010

Description	Shares	Value (000)
Enterprise Software/Services — 0.6%		
SYNNEX*	25,700	$ 760
Total Enterprise Software/Services		760
Finance-Auto Loans — 1.3%		
AmeriCredit*	63,800	1,516
Total Finance-Auto Loans		1,516
Finance-Consumer Loans — 0.8%		
Ocwen Financial*	82,100	911
Total Finance-Consumer Loans		911
Finance-Investment Banker/Broker — 0.3%		
SWS Group	29,900	345
Total Finance-Investment Banker/Broker		345
Financial Guarantee Insurance — 0.9%		
Assured Guaranty	47,200	1,037
Total Financial Guarantee Insurance		1,037
Food-Miscellaneous/Diversified — 0.4%		
Hain Celestial Group*	28,500	494
Total Food-Miscellaneous/Diversified		494
Footwear & Related Apparel — 1.5%		
Deckers Outdoor*	13,100	1,808
Total Footwear & Related Apparel		1,808
Gas-Distribution — 1.0%		
Southwest Gas	40,600	1,215
Total Gas-Distribution		1,215
Gold Mining — 0.7%		
Royal Gold	18,900	873
Total Gold Mining		873
Internet Infrastructure Software — 2.3%		
TeleCommunication Systems, Cl A*	164,000	1,202
TIBCO Software*	142,500	1,538
Total Internet Infrastructure Software		2,740
Investment Management/Advisory Services — 0.3%		
Altisource Portfolio Solutions*	18,666	418
Total Investment Management/Advisory Services		418
Machinery-General Industry — 0.9%		
Manitowoc	78,000	1,014
Total Machinery-General Industry		1,014
Medical Information Systems — 0.8%		
Computer Programs & Systems	23,000	899
Total Medical Information Systems		899

Description	Shares	Value (000)
Medical Instruments — 0.4%		
NuVasive*	11,500	$ 520
Total Medical Instruments		520
Medical-Biomedical/Genetic — 0.9%		
PDL BioPharma	165,600	1,028
Total Medical-Biomedical/Genetic		1,028
Medical-HMO — 0.7%		
Healthspring*	44,100	776
Total Medical-HMO		776
Medical-Hospitals — 1.5%		
Health Management Associates, Cl A*	205,300	1,766
Total Medical-Hospitals		1,766
Medical-Nursing Homes — 0.3%		
Kindred Healthcare*	19,700	356
Total Medical-Nursing Homes		356
Medical-Outpatient/Home Medical — 1.3%		
Amedisys*	27,516	1,519
Total Medical-Outpatient/Home Medical		1,519
Metal Processors & Fabricators — 0.6%		
Dynamic Materials	23,100	361
LB Foster, Cl A*	13,710	396
Total Metal Processors & Fabricators		757
Multimedia — 0.8%		
EW Scripps, Cl A*	110,800	936
Total Multimedia		936
Non-Ferrous Metals — 2.4%		
Horsehead Holding*	91,700	1,086
Thompson Creek Metals*	132,500	1,793
Total Non-Ferrous Metals		2,879
Oil & Gas Drilling — 0.5%		
Patterson-UTI Energy	40,900	571
Total Oil & Gas Drilling		571
Oil Companies-Exploration & Production — 1.8%		
GMX Resources*	96,200	791
McMoRan Exploration*	94,800	1,387
Total Oil Companies-Exploration & Production		2,178
Oil Refining & Marketing — 1.2%		
Holly	51,900	1,449
Total Oil Refining & Marketing		1,449
Oil-Field Services — 0.5%		
Helix Energy Solutions Group*	49,200	641
Total Oil-Field Services		641

Description	Shares	Value (000)
Paper & Related Products — 1.1%		
Schweitzer-Mauduit International	28,000	$ 1,332
Total Paper & Related Products		1,332
Pharmacy Services — 1.6%		
SXC Health Solutions*	28,875	1,943
Total Pharmacy Services		1,943
Property/Casualty Insurance — 2.1%		
Navigators Group*	20,800	818
Tower Group	44,250	981
Zenith National Insurance	16,660	638
Total Property/Casualty Insurance		2,437
REITs-Diversified — 1.2%		
PS Business Parks	25,900	1,383
Total REITs-Diversified		1,383
REITs-Health Care — 1.7%		
Omega Healthcare Investors	105,000	2,046
Total REITs-Health Care		2,046
REITs-Hotels — 0.9%		
LaSalle Hotel Properties	48,000	1,118
Total REITs-Hotels		1,118
REITs-Mortgage — 1.1%		
Capstead Mortgage	112,800	1,349
Total REITs-Mortgage		1,349
REITs-Office Property — 1.2%		
BioMed Realty Trust	85,265	1,410
Total REITs-Office Property		1,410
Rental Auto/Equipment — 2.7%		
Aaron's, Cl B	56,700	1,890
Dollar Thrifty Automotive Group*	42,300	1,359
Total Rental Auto/Equipment		3,249
Retail-Apparel/Shoe — 2.9%		
Gymboree*	38,300	1,977
JOS A Bank Clothiers*	26,000	1,421
Total Retail-Apparel/Shoe		3,398
Retail-Building Products — 1.4%		
Lumber Liquidators Holdings*	64,200	1,712
Total Retail-Building Products		1,712
Retail-Fabric Store — 1.7%		
Jo-Ann Stores*	47,600	1,998
Total Retail-Fabric Store		1,998

Description	Shares	Value (000)
Retail-Pawn Shops — 3.4%		
Cash America International	36,400	$ 1,437
Ezcorp, Cl A*	57,700	1,189
First Cash Financial Services*	65,700	1,417
Total Retail-Pawn Shops		4,043
Satellite Telecommunications — 1.0%		
GeoEye*	38,800	1,145
Total Satellite Telecommunications		1,145
Schools — 0.6%		
Corinthian Colleges*	38,100	670
Total Schools		670
Semiconductor Components-Integrated Circuits — 0.8%		
Standard Microsystems*	42,300	985
Total Semiconductor Components-Integrated Circuits		985
Telecommunications Equipment — 2.9%		
Arris Group*	155,300	1,865
Comtech Telecommunications*	50,636	1,620
Total Telecommunications Equipment		3,485
Theaters — 1.2%		
Cinemark Holdings	78,500	1,440
Total Theaters		1,440
Tobacco — 0.7%		
Universal	14,900	785
Total Tobacco		785
Transport-Air Freight — 1.7%		
Atlas Air Worldwide Holdings*	37,100	1,968
Total Transport-Air Freight		1,968
Transport-Equipment & Leasing — 0.8%		
TAL International Group	44,900	897
Total Transport-Equipment & Leasing		897
Transport-Marine — 0.4%		
Gulfmark Offshore, Cl A*	18,200	483
Total Transport-Marine		483
Transport-Services — 1.4%		
Bristow Group*	43,500	1,641
Total Transport-Services		1,641
Transport-Truck — 0.5%		
Old Dominion Freight Line*	19,400	648
Total Transport-Truck		648

OLD MUTUAL TS&W SMALL CAP VALUE FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2010

Description	Shares	Value (000)
Wireless Equipment — 1.9%		
Ceragon Networks*	97,400	$ 1,064
RF Micro Devices*	236,000	1,175
Total Wireless Equipment		2,239
Total Common Stock (Cost $86,927)		115,268
Money Market Fund — 3.0%		
Dreyfus Cash Management Fund, Institutional Class, 0.062% (A)	3,555,335	3,555
Total Money Market Fund (Cost $3,555)		3,555
Total Investments — 100.3% (Cost $90,482)		118,823
Other Assets and Liabilities, Net — (0.3)%		(356)
Total Net Assets — 100.0%		$118,467

For descriptions of abbreviations and footnotes, please refer to page 91.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of March 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$115,268	$—	$—	$115,268
Money Market Fund	3,555	—	—	3,555
Total Investments	$118,823	$—	$—	$118,823

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL BARROW HANLEY CORE BOND FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Barrow, Hanley, Mewhinney & Strauss, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2010, the Old Mutual Barrow Hanley Core Bond Fund (the "Fund") outperformed its benchmark, the Barclays Capital U.S. Aggregate Bond Index (the "Index"). The Fund's Institutional Class shares posted a 12.42% return versus a 7.69% return for the Index.

Q. What investment environment did the Fund face during the past period?

A. Investors in investment-grade fixed-income markets, and, therefore the Fund, witnessed a historic recovery in non-U.S. Treasury sectors and securities during the fiscal year. Having endured a virtual "Financial Market Armageddon" during most of the prior 12 months, stabilization of the nation's banking system and a return to more normal functioning in the credit markets sparked an unprecedented rally in "spread product" (i.e., every sector other than U.S. Treasury issues). The stunning recovery in the valuations of U.S. government agency issues, agency mortgage issues, as well as corporate and high-quality structured products (i.e., commercial mortgage-backed securities and asset-backed securities), generated particularly strong total returns.

Q. Which market factors influenced the Fund's relative performance?

A. The same factors that drove performance during the first quarter of 2010 prevailed throughout the past fiscal year. That is, yield-hungry investors continued to pour more money into investment-grade corporate bonds. Institutional and individual investors seeking a stable risk/return strategy, and those adopting an asset/liability matching strategy, increasingly shunned the volatility of the equity markets and low-yielding money market funds. The "Great Recovery Trade" in credit drove yield spreads in investment-grade securities to twelve month lows.

Q. How did portfolio composition affect Fund performance?

A. Fund performance was enhanced through Barrow, Hanley, Mewhinney & Strauss, LLC's ("Barrow Hanley's") strategic decisions: (1) an overweight in credit; (2) an overweight in senior-level commercial mortgage-backed securities; and (3) an underweight in U.S. Treasuries.

The continuing investor appetite for yield in a market noted for near-zero money market rates supported the continued compression of spreads, and benefited Barrow Hanley's credit overweight, driving total return advantage. Barrow Hanley's preference for "modest premium" agency mortgage-backed securities over "current coupon" was also a benefit as the market began to adjust to the March 31, 2010, end of U.S. Federal Reserve Board ("Fed") purchases. The entire sector remains too expensive and is at risk of a significant negative price adjustment. Individual security selection through fundamental credit research will become an increasingly important factor in future performance, but Barrow Hanley is already well positioned for such through its preference for corporate issuers that have strong and improving balance sheets and can maintain current credit ratings, if not enjoy upgrades. Barrow Hanley's cautious view of the macro economy has also led it to favor more defensive industry exposure (i.e., utilities, pharmaceuticals and "mega banks").

Performance Highlights

- *For the fiscal year ended March 31, 2010, the Old Mutual Barrow Hanley Core Bond Fund (the "Fund") outperformed its benchmark, the Barclays Capital U.S. Aggregate Bond Index (the "Index"). The Fund's Institutional Class shares posted a 12.42% return versus a 7.69% return for the Index.*

- *Fund performance was enhanced through Barrow Hanley's strategic decisions: (1) an overweight in credit; (2) an overweight in senior-level commercial mortgage-backed securities; and (3) an underweight in U.S. Treasuries.*

- *The continuing investor appetite for yield in a market noted for near-zero money market rates supported the continued compression of spreads, and benefited Barrow Hanley's credit overweight, driving total return advantage. Barrow Hanley's preference for "modest premium" agency mortgage-backed securities over "current coupon" was also a benefit as the market began to adjust to the March 31, 2010, end of U.S. Federal Reserve Board purchases.*

OLD MUTUAL BARROW HANLEY CORE BOND FUND — continued

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisers: Barrow, Hanley, Mewhinney & Strauss, LLC

Top Ten Holdings as of March 31, 2010*	
U.S. Treasury Note 3.625%, 02/15/20	2.7%
U.S. Treasury Note 2.375%, 02/28/15	2.3%
FHLMC Gold 5.500%, 12/01/37	2.3%
FNMA 5.500%, 11/01/36	2.2%
FNMA 5.000%, 03/01/38	2.2%
FNMA 5.000%, 05/01/38	2.1%
Berkshire Hathaway 1.400%, 02/10/12	1.5%
GNMA 5.500%, 06/29/38	1.5%
U.S. Treasury Note 1.375%, 02/15/12	1.4%
FNMA 6.500%, 09/01/36	1.3%
As a % of Total Fund Investments	19.5%

* Excludes short-term money market fund.

Q. What is the investment outlook for the intermediate-term fixed-income market?

A. Barrow Hanley believes the noteworthy returns generated by high-quality, investment-grade fixed-income securities during the fiscal year — primarily the result of asset allocation decisions — will not be repeated during the next 12 months. While broad-market valuations continue to offer attractive opportunities to produce reasonable total returns, performance will increasingly be driven by individual security selection rather than from macro strategies.

The most important factors impacting the market, Barrow Hanley's investment strategy, and consequently performance for the balance of 2010, will be the pace of economic recovery and the shift in the Fed's monetary policy to restraint. Should the current "recovery" transition further into an "expansion" mode, the Fed will become more aggressive in its shift toward restraint. Such action will likely generate a sharp sell-off in U.S. Treasury issues and "spread sectors" as well, at least over the short run. However, if the economic evidence remains mixed, Barrow Hanley believes the credit markets will remain in a trading range until later in the year.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of March 31, 2010

	Inception Date	1 Year Return	Annualized Inception to Date
Institutional Class	11/19/07	12.42%	8.34%
Barclays Capital U.S. Aggregate Bond Index	11/19/07	7.69%	5.91%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Institutional Class shares (as reported in the July 29, 2009 prospectus) are 0.76% and 0.71%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund on the inception date of November 19, 2007 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of March 31, 2010 — % of Total Fund Investments



OLD MUTUAL BARROW HANLEY CORE BOND FUND — continued

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2010

Description	Face Amount (000)	Value (000)
Corporate Bond — 52.3%		
Alltel		
7.000%, 07/01/12	$ 155	$ 172
Altria Group		
9.700%, 11/10/18	205	252
American Express		
8.150%, 03/19/38	110	142
American Express Credit, MTN,		
5.875%, 05/02/13	290	314
Ameriprise Financial		
5.350%, 11/15/10	305	314
Anheuser-Busch InBev Worldwide		
3.000%, 10/15/12	200	205
AT&T		
5.100%, 09/15/14	450	487
Avis Budget Finance		
7.750%, 05/15/16	200	196
Bank of New York Mellon		
4.950%, 11/01/12	95	103
Bank One		
5.900%, 11/15/11	330	352
Baxter International		
1.800%, 03/15/13	95	95
Bear Stearns		
7.250%, 02/01/18	145	168
6.400%, 10/02/17	310	342
Berkshire Hathaway		
1.400%, 02/10/12	855	859
Berkshire Hathaway Finance		
5.750%, 01/15/40	150	148
Best Buy		
6.750%, 07/15/13	190	213
BP Capital Markets		
3.125%, 03/10/12	165	171
Burlington Northern Santa Fe		
7.950%, 08/15/30	85	104
CA		
5.375%, 12/01/19	125	126
Cameron International		
6.375%, 07/15/18	95	103
Canadian National Railway		
5.550%, 03/01/19	135	145
Canadian Natural Resources		
6.700%, 07/15/11	130	139
Caterpillar Financial Services, MTN,		
4.850%, 12/07/12	270	290
Cequel Communications Holdings I and Cequel Capital 144A,		
8.625%, 11/15/17	175	180
Citigroup		
6.125%, 11/21/17	240	247
CME Group		
5.750%, 02/15/14	230	252
CNA Financial		
7.350%, 11/15/19	100	104

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
Columbus Southern Power		
5.500%, 03/01/13	$ 235	$ 254
Comcast		
5.875%, 02/15/18	90	96
5.300%, 01/15/14	235	253
Computer Sciences		
5.500%, 03/15/13	145	156
ConocoPhillips		
5.750%, 02/01/19	175	191
4.600%, 01/15/15	345	370
Costco Wholesale		
5.300%, 03/15/12	370	397
Countrywide Financial		
5.800%, 06/07/12	95	101
Covidien International Finance		
5.450%, 10/15/12	105	115
CRH America		
6.000%, 09/30/16	215	231
Cricket Communications		
9.375%, 11/01/14	340	346
CSC Holdings 144A,		
8.625%, 02/15/19	175	192
Dell		
3.375%, 06/15/12	110	114
DIRECTV Holdings 144A,		
6.350%, 03/15/40	65	65
3.550%, 03/15/15	215	212
Dominion Resources		
8.875%, 01/15/19	70	88
5.600%, 11/15/16	160	173
Duke Energy Indiana		
6.050%, 06/15/16	220	239
E.I. du Pont de Nemours		
5.875%, 01/15/14	215	239
3.250%, 01/15/15	260	262
Eaton		
5.600%, 05/15/18	150	160
Energy Transfer Partners LP		
9.000%, 04/15/19	95	117
8.500%, 04/15/14	245	285
Enterprise Products Operating		
6.125%, 10/15/39	135	133
EQT		
8.125%, 06/01/19	80	95
ERP Operating LP		
5.125%, 03/15/16	195	201
Exelon Generation		
6.250%, 10/01/39	135	136
Express Scripts		
6.250%, 06/15/14	245	271
France Telecom		
4.375%, 07/08/14	125	132

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
General Electric Capital		
5.875%, 01/14/38	$ 345	$ 328
5.625%, 05/01/18	160	167
5.250%, 10/19/12	115	123
Goldman Sachs Group		
6.750%, 10/01/37	95	95
5.950%, 01/18/18	130	136
5.125%, 01/15/15	115	121
Goodyear Tire & Rubber		
10.500%, 05/15/16	95	103
Hewlett-Packard		
6.125%, 03/01/14	180	203
4.250%, 02/24/12	200	211
Home Depot		
5.200%, 03/01/11	180	187
Honeywell International		
4.250%, 03/01/13	215	228
Hospira		
6.050%, 03/30/17	190	204
International Business Machines		
7.625%, 10/15/18	250	308
4.750%, 11/29/12	180	195
Ipalco Enterprises 144A,		
7.250%, 04/01/16	145	150
ITT		
4.900%, 05/01/14	315	335
John Deere Capital, MTN,		
5.250%, 10/01/12	290	315
Johnson Controls		
5.000%, 03/30/20	75	75
Kerr-McGee		
6.950%, 07/01/24	200	222
Koninklijke Philips Electronics		
5.750%, 03/11/18	100	107
Kraft Foods		
6.500%, 02/09/40	100	104
L-3 Communications 144A,		
5.200%, 10/15/19	85	85
Leucadia National		
7.125%, 03/15/17	100	99
Lorillard Tobacco		
8.125%, 06/23/19	115	127
Lowe's		
6.650%, 09/15/37	80	90
5.500%, 10/15/35	110	107
Marathon Oil		
6.000%, 10/01/17	135	145
Masco		
6.125%, 10/03/16	125	125
Mead Johnson Nutrition 144A,		
4.900%, 11/01/19	120	119
Medtronic		
3.000%, 03/15/15	430	428
Merrill Lynch		
6.500%, 07/15/18	250	261
6.400%, 08/28/17	450	474

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
MetLife		
5.375%, 12/15/12	$ 140	$ 151
Midamerican Energy Holdings		
5.875%, 10/01/12	200	218
NASDAQ OMX Group		
5.550%, 01/15/20	75	75
4.000%, 01/15/15	75	75
National Fuel Gas		
8.750%, 05/01/19	105	126
Navistar International		
8.250%, 11/01/21	175	178
New Albertsons		
8.000%, 05/01/31	175	150
New Cingular Wireless Services		
8.750%, 03/01/31	160	207
Nisource Finance		
10.750%, 03/15/16	95	121
Nokia OYJ		
5.375%, 05/15/19	210	221
Nova Chemicals 144A,		
8.625%, 11/01/19	175	180
Novartis Capital		
4.125%, 02/10/14	240	254
1.900%, 04/24/13	280	280
NRG Energy		
7.375%, 01/15/17	175	173
Petrobras International Finance		
6.875%, 01/20/40	50	52
Pfizer		
4.450%, 03/15/12	305	323
PNC Funding		
4.250%, 09/21/15	200	206
Prudential Financial, MTN,		
5.100%, 09/20/14	155	164
PSEG Power		
7.750%, 04/15/11	55	59
6.950%, 06/01/12	435	480
Quest Diagnostics		
4.750%, 01/30/20	125	122
QVC 144A,		
7.500%, 10/01/19	275	280
Qwest		
8.875%, 03/15/12	155	170
Raytheon		
4.400%, 02/15/20	185	182
Rogers Communications		
6.800%, 08/15/18	195	222
Safeway		
6.250%, 03/15/14	215	239
Sempra Energy		
6.500%, 06/01/16	115	128
Simon Property Group LP		
5.750%, 12/01/15	215	227
SLM, MTN,		
5.375%, 01/15/13	175	173

OLD MUTUAL BARROW HANLEY CORE BOND FUND — concluded

SCHEDULE OF INVESTMENTS

As of March 31, 2010

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
Southern Power		
6.250%, 07/15/12	$ 355	$ 388
Spectra Energy Capital		
5.668%, 08/15/14	135	145
5.650%, 03/01/20	135	139
Starwood Hotels & Resorts Worldwide		
7.875%, 10/15/14	300	325
State Street		
4.300%, 05/30/14	110	116
Teck Resources		
10.250%, 05/15/16	205	244
Telecom Italia Capital		
4.950%, 09/30/14	180	185
Telefonica Emisiones SAU		
4.949%, 01/15/15	190	201
Tesoro		
9.750%, 06/01/19	245	256
Time Warner Cable		
8.250%, 02/14/14	170	199
6.750%, 07/01/18	215	240
TransCanada PipeLines		
7.625%, 01/15/39	200	244
Tyson Foods		
10.500%, 03/01/14	270	321
Union Electric		
6.700%, 02/01/19	140	155
United Rentals North America		
9.250%, 12/15/19	200	204
United Technologies		
6.125%, 02/01/19	80	90
UnitedHealth Group		
5.250%, 03/15/11	340	353
Valero Energy		
9.375%, 03/15/19	60	71
6.625%, 06/15/37	75	71
Verizon Wireless Capital		
8.500%, 11/15/18	225	281
Washington Mutual Finance		
6.875%, 05/15/11	125	131
Waste Management		
7.375%, 03/11/19	105	122
6.125%, 11/30/39	60	60
Westar Energy		
6.000%, 07/01/14	70	77
Westpac Banking		
2.250%, 11/19/12	175	176
Willis North America		
6.200%, 03/28/17	100	101
Wisconsin Electric Power		
6.250%, 12/01/15	245	280
Wyeth		
5.500%, 02/01/14	335	370
Wynn Las Vegas		
6.625%, 12/01/14	400	399
Xcel Energy		
5.613%, 04/01/17	377	397

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
Tyco Electronics Group		
6.550%, 10/01/17	$ 210	$ 231
Tyco International Finance		
8.500%, 01/15/19	145	180
Total Corporate Bond (Cost $28,314)		30,012
U.S. Government Agency Obligations — 27.4%		
FHLMC Gold		
6.000%, 09/01/37	243	261
6.000%, 12/01/37	128	138
5.500%, 11/01/36	197	208
5.500%, 12/01/36	304	321
5.500%, 12/01/37	1,215	1,284
5.500%, 10/01/39	408	431
5.000%, 04/01/23	275	291
5.000%, 11/01/23	197	209
5.000%, 09/01/35	423	438
FNMA		
6.500%, 09/01/36	665	724
6.000%, 11/01/36	155	166
6.000%, 04/01/39	550	585
5.500%, 12/01/35	432	457
5.500%, 01/01/36	341	360
5.500%, 02/01/36	229	242
5.500%, 04/01/36	76	80
5.500%, 11/01/36	1,191	1,256
5.500%, 12/01/36	642	678
5.500%, 08/01/37	314	332
5.500%, 03/01/38	410	433
5.500%, 06/01/38	440	464
5.500%, 12/01/38	584	616
5.125%, 01/02/14	235	255
5.000%, 12/01/23	171	181
5.000%, 03/01/36	357	370
5.000%, 03/01/38	1,174	1,213
5.000%, 04/01/38	88	91
5.000%, 05/01/38	674	696
5.000%, 05/01/38	1,112	1,149
FNMA TBA		
5.500%, 11/01/36	364	384
5.000%, 03/01/24	263	278
4.500%, 04/01/24	294	306
GNMA		
5.500%, 04/01/40	780	825
Total U.S. Government Agency Obligations (Cost $15,252)		15,722

Description	Face Amount (000)	Value (000)
U.S. Treasury Obligations — 7.4%		
U.S. Treasury Bond		
4.375%, 11/15/39	$ 755	$ 714
U.S. Treasury Note		
3.625%, 02/15/20	1,525	1,499
2.375%, 02/28/15	1,295	1,286
1.375%, 02/15/12	765	771
Total U.S. Treasury Obligations		
(Cost $4,287)		4,270
Mortgage Related — 5.5%		
Banc of America Mortgage Securities, CMO,		
Ser 2005-D, Cl 2A4 (D)		
4.681%, 05/25/35	55	55
Bear Stearns Commercial Mortgage		
Securities, CMBS,		
Ser 2004-PWR5, Cl A4		
4.831%, 07/11/42	485	488
Bear Stearns Commercial Mortgage		
Securities, CMBS,		
Ser 2006-PW13, Cl A4		
5.540%, 09/11/41	635	654
Bear Stearns Commercial Mortgage		
Securities, CMBS,		
Ser 2006-PW14, Cl A4		
5.201%, 12/11/38	290	290
Citigroup Commercial Mortgage		
Trust, CMBS,		
Ser 2004-C2, Cl A3		
4.380%, 10/15/41	475	483
Citigroup/Deutsche Bank Commercial		
Mortgage Trust, CMBS,		
Ser 2007-CD5, Cl A4 (E)		
5.886%, 11/15/44	420	420
JP Morgan Chase Commercial		
Mortgage Securities, CMBS,		
Ser 2004-CBX, Cl A4		
4.529%, 01/12/37	150	152
JP Morgan Chase Commercial		
Mortgage Securities, CMBS,		
Ser 2005-LDP1, Cl A2		
4.625%, 03/15/46	311	315
Prime Mortgage Trust, CMO,		
Ser 2005-2, Cl 1A3		
5.250%, 07/25/20	352	347
Total Mortgage Related (Cost $2,978)		3,204
Asset-Backed Securities — 0.9%		
Automobile — 0.4%		
Honda Auto Receivables Owner Trust,		
Ser 2009-3, Cl A4		
3.300%, 09/15/15	205	212
Total Automobile		212

Description	Face Amount (000)/Shares	Value (000)
Other — 0.5%		
John Deere Owner Trust,		
Ser 2009-A, Cl A3		
2.590%, 10/15/13	$ 180	$ 183
John Deere Owner Trust,		
Ser 2009-A, Cl A4		
3.960%, 05/16/16	100	105
Total Other		288
Total Asset-Backed Securities (Cost $485)		500
Money Market Fund — 3.5%		
Dreyfus Cash Management Fund,		
Institutional Class, 0.062% (A)	1,989,012	1,989
Total Money Market Fund (Cost $1,989)		1,989
Total Investments — 97.0% (Cost $53,305)		55,697
Other Assets and Liabilities, Net — 3.0%		1,694
Total Net Assets — 100.0%		$ 57,391

For descriptions of abbreviations and footnotes, please refer to page 91.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of March 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Corporate Bond	$ —	$30,012	$—	$30,012
U.S. Government				
Agency Obligations	—	15,722	—	15,722
U.S. Treasury Obligations	—	4,270	—	4,270
Mortgage Related	—	3,204	—	3,204
Asset-Backed Securities	—	500	—	500
Money Market Fund	1,989	—	—	1,989
Total Investments	$1,989	$53,708	$—	$55,697

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisers: Wellington Management Company, LLP (through March 12, 2010) and
Dwight Asset Management Company LLC (from March 12, 2010 until present)[1]

Performance Highlights

- *For the fiscal year ended March 31, 2010, the Old Mutual Cash Reserves Fund (the "Fund") outperformed its benchmark, the Lipper Money Market Funds Average (the "Index"). The Fund's Class Z shares posted a 0.10% return due, in part, to expense waivers in place during the period, versus a 0.07% return for the Index.*

- *Fixed-income market conditions were positive during the period. All fixed-income sectors outperformed duration-equivalent Treasuries due to increased demand for riskier assets as investors' confidence grew as global equity markets significantly rallied.*

- *The Fund was concentrated in higher-quality government issues during the period, which contributed positively to the Fund's performance.*

Q. **How did the Fund perform relative to its benchmark?**

A. For the fiscal year ended March 31, 2010, the Old Mutual Cash Reserves Fund (the "Fund") outperformed its benchmark, the Lipper Money Market Funds Average (the "Index"). The Fund's Class Z shares posted a 0.10% return due, in part, to expense waivers in place during the period, versus a 0.07% return for the Index. Performance for all share classes can be found on page 67.

Q. **What investment environment did the Fund face during the past period?**

A. Fixed-income market conditions were positive during the period. All fixed-income sectors outperformed duration-equivalent Treasuries due to increased demand for riskier assets as investors' confidence grew as global equity markets significantly rallied. The positive performance of fixed-income sectors was due to tightening spreads helped by the expansion of the Term Asset-Backed Securities Loan Facility to include commercial mortgage-backed securities in the second half of 2009, and historically wide spreads in these sectors remained attractive compared to the low yields from U.S. Treasuries. The demand for riskier assets grew due to improving economic results through the end of 2009 that came in generally better than expected. The positive performance of fixed-income sectors versus Treasuries was the result of spread tightening as interest rates were mostly higher as the market began to price in earlier rate hikes by the U.S. Federal Reserve Board (the "Fed") than had previously been expected.

Q. **Which market factors influenced the Fund's relative performance?**

A. Short-term bond yields declined significantly during the period of April 1, 2009, through March 31, 2010, due to concerns about the financial system and economic weakness, and introduction of quantitative easing by the Fed. Yields on the two-year Treasury modestly increased 14 basis points to end the period at 1.0%. Six-month and one-year London Inter-Bank Offer Rates ("LIBOR") both decreased during the period as six-month LIBOR decreased 132 basis points to 0.40% and one-year LIBOR decreased 108 basis points to 0.87%.

Q. **How did portfolio composition affect Fund performance?**

A. The Fund was concentrated in higher-quality government issues during the period, which contributed positively to the Fund's performance.

Q. **What is the investment outlook for the short-term fixed income market?**

A. The U.S. Securities and Exchange Commission ("SEC") recently enacted amendments to Rule 2a-7 in an effort to reform the rules governing money market funds. These changes, which aim to increase transparency while decreasing risk, are slated to be phased-in beginning in May of this year. Dwight Asset Management Company LLC ("Dwight"), the Fund's current sub-adviser, believes that in anticipation of new SEC guidelines regarding the governance of money market mutual funds taking effect, many managers are shortening their weighted-average maturities and increasing their allocation to U.S. Treasuries.

Dwight notes that while the Fed has committed to keeping rates low for an extended period, the LIBOR curve has begun to decompress. Albeit slight, the backup in rates has seen the three-month LIBOR increase nearly five basis points to 0.29% from the historically low levels reached in the fourth quarter of last year, marking the first consecutive monthly increase since September 2008. Dwight believes this dynamic may be attributable in part to the announcement by the Treasury of an increase in the Supplementary Financing Program ("SFP") from $5 billion to $200 billion (the SFP was used to fund various Fed liquidity programs during the height of the credit crisis.) Dwight feels the increase in the supply of Treasury bills is being embraced by money market investors and is forcing banks to increase offered rates as they have to contend with fewer assets in the front end of the curve.

[1] Dwight Asset Management Company LLC replaced Wellington Management Company, LLP as the sub-adviser to the fund effective following the close of business on March 12, 2010.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2010

	Inception Date	7-Day Yield	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	04/04/95	0.00%	0.10%	2.65%	2.38%	3.24%
Class A	06/04/07	0.00%	0.10%	n/a	n/a	1.56%
Institutional Class	06/04/07	0.03%	0.66%	n/a	n/a	2.09%
Lipper Money Market Funds Average	03/31/95	n/a	0.07%	2.59%	2.35%	3.27%

Past performance is not a guarantee of future results. The Adviser has voluntarily agreed to reimburse expenses to the extent necessary to maintain a minimum yield of 0.10% for each share class. The agreement to reimburse expenses is voluntary and may be modified or discontinued by the Adviser at any time. Absent this voluntary expense reimbursement, the Fund's return would have been lower. Information about these performance results and the comparative index can be found on pages 1-3.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A and Institutional Class shares (as reported in the supplement dated March 12, 2010 to the July 29, 2009 prospectuses) are 0.88% and 0.30%; 4.01% and 0.55%; and 6,149.63% and 0.20%, respectively.

Return on a $10,000 Investment



Past performance is not a guarantee of future results. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Asset Class Weightings as of March 31, 2010 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2010

Description	Face Amount (000)	Value (000)
Commercial Paper (F) — 54.3%		
Allied Irish		
0.270%, 04/07/10	$ 1,000	$ 1,000
Amsterdam Funding		
0.230%, 05/03/10	400	400
0.210%, 04/01/10	400	400
Antalis Funding		
0.250%, 05/17/10	1,200	1,199
Atlantic Asset Securitization 144A,		
0.200%, 04/12/10	1,000	1,000
Australia and New Zealand Banking Group		
0.260%, 06/15/10	400	400
Bank of America		
0.300%, 06/08/10	400	400
0.290%, 07/07/10	300	300
Barton Capital		
0.200%, 04/05/10	1,000	1,000
Cancara Asset Securitisation 144A,		
0.230%, 04/14/10	1,000	1,000
Chariot Funding		
0.200%, 04/06/10	500	500
Charta 144A		
0.260%, 06/02/10	1,200	1,199
Ciesco		
0.180%, 04/27/10	400	400
CRC Funding		
0.200%, 05/24/10	400	400
Fairway Finance		
0.190%, 04/01/10	1,000	1,000
General Electric Capital		
0.180%, 04/20/10	400	400
Grampian Funding 144A,		
0.230%, 04/12/10	1,200	1,200
HSBC Bank		
0.280%, 07/08/10	300	300
KBC Finance		
0.260%, 05/17/10	1,000	1,000
KFW		
0.150%, 04/01/10	1,200	1,200
Old Line		
0.190%, 04/08/10	1,000	1,000
Ranger Funding		
0.180%, 04/22/10	300	300
Regency		
0.220%, 04/15/10	1,000	1,000
Royal Park Funding		
0.230%, 06/01/10	1,000	999
Scaldis		
0.250%, 04/16/10	1,000	1,000
Thames Asset Global Securitization No 1 144A,		
0.220%, 04/20/10	1,000	1,000
Total Capital		
0.195%, 06/04/10	400	400

Description	Face Amount (000)	Value (000)
Commercial Paper (F) — continued		
Versaille		
0.250%, 05/17/10	$ 1,000	$ 1,000
Yorktown Capital		
0.180%, 04/21/10	400	400
Total Commercial Paper (Cost $21,797)		21,797
Certificates of Deposit — 22.6%		
Bank of Nova Scotia		
0.290%, 08/03/10	250	250
0.285%, 09/02/10	300	300
Barclays Bank		
0.430%, 05/05/10	300	300
BNP Paribas Finance		
0.300%, 05/14/10	600	600
Calyon		
0.310%, 05/11/10	300	300
Canadian Imperial Bank of Commerce		
0.890%, 05/26/10 (D)	300	300
Citibank		
0.200%, 05/03/10	500	500
Commonwealth		
0.290%, 06/08/10	300	300
Credit Agricole		
0.330%, 09/01/10	300	300
Dexia		
0.320%, 05/12/10	1,000	1,001
DNB Bank		
0.270%, 06/09/10	300	300
0.260%, 07/19/10	300	300
Nordea Bank Finland		
0.280%, 04/07/10	450	450
Rabobank		
0.270%, 07/20/10	400	400
Royal Bank of Canada NY		
0.229%, 02/24/11 (D)	300	300
Societe Generale		
0.300%, 05/17/10	200	200
0.290%, 07/13/10	300	300
Svenska Handelsbanken		
0.871%, 06/10/10 (D)	200	200
0.300%, 05/13/10	200	200
Toronto Dominion		
0.300%, 04/12/10	300	300
UBS		
0.320%, 09/02/10	500	500
Unicredit		
0.280%, 05/25/10	1,000	1,000
Westpac Banking		
0.290%, 04/07/10	450	450
Total Certificates of Deposit (Cost $9,051)		9,051

Description	Face Amount (000)	Value (000)
U.S. Government Agency Obligations — 14.0%		
FFCB		
0.187%, 04/07/10	$ 400	$ 400
FHLMC (F)		
0.240%, 09/14/10	600	599
0.200%, 04/07/10	600	600
0.200%, 04/19/10	400	400
0.185%, 05/17/10	500	500
0.182%, 05/04/10	300	300
0.180%, 05/11/10	1,000	1,000
FNMA (F)		
0.215%, 08/18/10	400	399
0.210%, 08/04/10	700	699
0.190%, 05/05/10	400	400
0.170%, 07/14/10	300	300
Total U.S. Government Agency Obligations (Cost $5,597)		5,597
Corporate Bond — 0.3%		
Procter & Gamble International Funding SCA 0.259%, 05/07/10 (D)	120	120
Total Corporate Bond (Cost $120)		120
Repurchase Agreement — 8.7%		
Bank of America Agency Backed 0.01%, dated 03/31/2010, to be repurchased on 04/01/2010, repurchase price $3,500,001 (collateralized by various U.S. Government Obligations valued at $3,732,430, 4.000%, 06/01/2024, total market value $3,558,325) (G)	3,500	3,500
Total Repurchase Agreement (Cost $3,500)		3,500
Total Investments — 99.9% (Cost $40,065)		40,065
Other Assets and Liabilities, Net — 0.1%		27
Total Net Assets — 100.0%		40,092

For descriptions of abbreviations and footnotes, please refer to page 91.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of March 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Commercial Paper	$—	$21,797	$—	$21,797
Certificates of Deposit	—	9,051	—	9,051
U.S. Government Agency Obligations	—	5,597	—	5,597
Corporate Bond	—	120	—	120
Repurchase Agreement	—	3,500	—	3,500
Total Investments	$—	$40,065	$—	$40,065

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL DWIGHT HIGH YIELD FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Dwight Asset Management Company LLC

Performance Highlights

- *For the fiscal year ended March 31, 2010, the Old Mutual Dwight High Yield Fund (the "Fund") outperformed its benchmark, the Barclays Capital U.S. Corporate High-Yield Bond Index (the "Index"). The Fund's Institutional Class shares posted a 59.30% return versus a 56.18% return for the Index.*

- *Fixed-income investors across several asset classes continued to reach for more risk in lower-rated securities. This demand, coupled with the complete reopening of the primary market, allowed companies to refinance near-term maturities, which lowered default risk and led to spread compression — especially in the lowest credit tiers.*

- *As the fiscal year progressed, Dwight Asset Management Company LLC reached lower in the credit spectrum for higher-yielding securities that would benefit from continued economic recovery and ready access to the primary capital market.*

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2010, the Old Mutual Dwight High Yield Fund (the "Fund") outperformed its benchmark, the Barclays Capital U.S. Corporate High-Yield Bond Index (the "Index"). The Fund's Institutional Class shares posted a 59.30% return versus a 56.18% return for the Index.

Q. What investment environment did the Fund face during the past period?

A. The high-yield market has had a remarkable rally as market sentiment improved markedly since 2008. The reopening of the new-issuance market and the default rate declining closer to the historical average have been positive trends in the sector. As 2009 progressed, investors continued to add portfolio risk, as evidenced by persistently positive inflows into high-yield mutual funds, driving primary issuance over the past fiscal year to a record-setting $244 billion. Demand for new issuance affords companies the flexibility to refinance near-term maturities and smooth out their term structures. Accordingly, this positive feedback loop has served to lessen borrowing costs through spread compression and lower company risk.

Q. Which market factors influenced the Fund's relative performance?

A. Fixed-income investors across several asset classes continued to reach for more risk in lower-rated securities. This demand, coupled with the complete reopening of the primary market, allowed companies to refinance near-term maturities, which lowered default risk and led to spread compression — especially in the lowest credit tiers.

Q. How did portfolio composition affect Fund performance?

A. As the fiscal year progressed, Dwight Asset Management Company LLC ("Dwight") reached lower in the credit spectrum for higher-yielding securities that would benefit from continued economic recovery and ready access to the primary capital market.

Q. What is the investment outlook for the high-yield fixed-income market?

A. Despite the remarkable rally in high yield, Dwight believes that spreads remain compensatory given its constructive economic view. Dwight will retain its high-quality bias as spreads of lower-quality CCC-rated names have rallied much more relative to higher-quality tiers and offer less compelling risk-adjusted return potential. In addition, Dwight expects to continue to actively participate in the primary market given attractive pricing and deal structure. Lastly, Dwight will continue to actively reassess the Fund's overall strategy pending changes in its economic view and in the quality and depth of the primary market.

*Top Ten Holdings
as of March 31, 2010**

Casella Waste Systems 144A 11.000%, 07/15/14	3.1%
CNH America 7.250%, 01/15/16	3.1%
Alliance One International 144A 10.000%, 07/15/16	3.1%
Navistar International 8.250%, 11/01/21	3.0%
Ashtead Holdings 144A 8.625%, 08/01/15	2.9%
CEVA Group 144A 11.625%, 10/01/16	2.9%
Syniverse Technologies 7.750%, 08/15/13	2.7%
Terex 10.875%, 06/01/16	2.7%
Goodyear Tire & Rubber 10.500%, 05/15/16	2.6%
Headwaters 144A 11.375%, 11/01/14	2.5%
As a % of Total Fund Investments	28.6%

* Excludes short-term money market fund.

Dwight High Yield Fund

OLD MUTUAL DWIGHT HIGH YIELD FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2010

	Inception Date	1 Year Return	Annualized Inception to Date
Institutional Class	11/19/07	59.30%	16.03%
Barclays Capital U.S. Corporate High-Yield Bond Index	11/19/07	56.18%	9.28%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Institutional Class shares (as reported in the July 29, 2009 prospectus) are 1.06% and 0.81%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund on the inception date of November 19, 2007 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of March 31, 2010 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2010

Description	Face Amount (000)	Value (000)
Corporate Bond — 92.5%		
Alliance One International 144A,		
10.000%, 07/15/16	$ 300	$ 313
American Axle & Manufacturing		
Holdings 144A,		
9.250%, 01/15/17	20	21
Appleton Papers 144A,		
10.500%, 06/15/15	100	100
Aramark		
3.749%, 02/01/15 (D)	173	161
Ashtead Holdings 144A,		
8.625%, 08/01/15	300	300
Axtel SAB de CV 144A,		
9.000%, 09/22/19	200	204
Bon-Ton Department Stores		
10.250%, 03/15/14	104	101
Casella Waste Systems 144A,		
11.000%, 07/15/14	300	322
CEVA Group 144A,		
11.625%, 10/01/16	275	294
Chesapeake Energy		
6.375%, 06/15/15	128	126
Clear Channel Worldwide Holdings 144A,		
9.250%, 12/15/17	160	167
CNH America		
7.250%, 01/15/16	310	315
Consol Energy 144A,		
8.250%, 04/01/20	4	4
Con-way		
7.250%, 01/15/18	125	132
6.700%, 05/01/34	275	249
Denbury Resources		
7.500%, 12/15/15	200	204
E*Trade Financial		
7.875%, 12/01/15	111	107
Equinox Holdings 144A,		
9.500%, 02/01/16	110	111
Express Finance 144A,		
8.750%, 03/01/18	104	106
Ford Motor Credit		
7.500%, 08/01/12	200	207
Freedom Group 144A,		
10.250%, 08/01/15	150	159
Geokinetics Holdings 144A,		
9.750%, 12/15/14	100	94
GMAC 144A,		
7.000%, 02/01/12	153	156
Goodyear Tire & Rubber		
10.500%, 05/15/16	250	270
Headwaters 144A,		
11.375%, 11/01/14 (L)	250	261
Holly Energy Finance 144A,		
8.250%, 03/15/18	110	111
Interface		
11.375%, 11/01/13	125	141
9.500%, 02/01/14	106	109

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
JBS USA Finance 144A,		
11.625%, 05/01/14	$ 98	$ 112
Kansas City Southern		
9.375%, 05/01/12	24	25
Kansas City Southern Railway		
8.000%, 06/01/15	125	130
Linn Energy Finance 144A,		
8.625%, 04/15/20	101	101
Macy's Retail Holdings		
8.875%, 07/15/15	125	141
Manitowoc		
9.500%, 02/15/18	225	235
Mashantucket Western		
Pequot Tribe 144A,		
8.500%, 11/15/15 (N)	700	175
Maxim Crane Works LP 144A,		
12.250%, 04/15/15	200	201
MGM Mirage		
6.625%, 07/15/15	80	66
5.875%, 02/27/14	90	76
Navistar International		
8.250%, 11/01/21	300	306
NCL 144A,		
11.750%, 11/15/16	200	217
New Communications Holdings 144A,		
8.500%, 04/15/20	200	201
Omega Healthcare Investors 144A,		
7.500%, 02/15/20	100	101
Overseas Shipholding Group		
8.125%, 03/30/18	32	32
PE Paper Escrow 144A,		
12.000%, 08/01/14	150	169
PharmaNet Development Group 144A,		
10.875%, 04/15/17	110	111
Plains Exploration & Production		
7.625%, 04/01/20	100	99
RDS Ultra-Deepwater 144A,		
11.875%, 03/15/17	200	205
SLM, MTN,		
8.000%, 03/25/20	15	15
Steel Dynamics		
6.750%, 04/01/15	150	151
Stratus Technologies 144A,		
12.000%, 03/29/15 (M)	200	193
Syniverse Technologies		
7.750%, 08/15/13	275	277
Terex		
10.875%, 06/01/16	250	277
Tops Markets 144A,		
10.125%, 10/15/15	35	36
Toys R US		
7.875%, 04/15/13	80	82
Trico Shipping AS 144A,		
11.875%, 11/01/14	100	95

Old Mutual Dwight High Yield Fund — concluded

Schedule of Investments

As of March 31, 2010

Description	Face Amount (000)/Shares	Value (000)
Corporate Bond — continued		
United Airlines		
12.750%, 07/15/12 (L)	$ 205	$ 225
United Maritime Group Finance 144A,		
11.750%, 06/15/15 (L)	150	154
Valassis Communications		
8.250%, 03/01/15	100	103
Xerox Capital Trust I		
8.000%, 02/01/27	100	98
Total Corporate Bond (Cost $9,017)		**9,254**
Asset-Backed Securities — 2.3%		
Home Equity — 0.3%		
Residential Funding Mortgage Securities II,		
Ser 2006-HSA2, Cl AI2 (E)		
5.500%, 03/25/36	34	32
Total Home Equity		**32**
Other — 2.0%		
Countrywide Asset-Backed Certificates,		
Ser 2003-2, Cl M2 (D)		
2.721%, 03/26/33	245	60
Textainer Marine Containers 144A,		
Ser 2005-1A, Cl A (D)		
0.480%, 05/15/20	155	137
Total Other		**197**
Total Asset-Backed Securities (Cost $386)		**229**
Mortgage Related — 1.1%		
Deutsche ALT-A Securities Alternate		
Loan Trust, CMO,		
Ser 2007-RMP1, Cl A1B (D)		
0.366%, 12/25/36	3	3
Granite Master Issuer, CMO,		
Ser 2007-1, Cl 2A1 (D)		
0.310%, 12/20/54	116	107
Total Mortgage Related (Cost $112)		**110**
Money Market Fund — 6.5%		
Dreyfus Cash Management Fund,		
Institutional Class, 0.062% (A)	649,431	649
Total Money Market Fund (Cost $649)		**649**
Total Investments — 102.4% (Cost $10,164)		**10,242**
Other Assets and Liabilities, Net — (2.4)%		**(242)**
Total Net Assets — 100.0%		**$ 10,000**

For descriptions of abbreviations and footnotes, please refer to page 91.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of March 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Corporate Bond	$ —	$9,254	$—	$ 9,254
Asset-Backed Securities	—	229	—	229
Mortgage Related	—	110	—	110
Money Market Fund	649	—	—	649
Total Investments	**$649**	**$9,593**	**$—**	**$10,242**

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used in determining fair value (000).

	Investments
Balance as of March 31, 2009	$ 187
Realized gain (loss)	58
Change in unrealized appreciation (depreciation)	4
Accrued discounts/premiums	2
Net purchases (sales)	(251)
Transfers in and/or out of Level 3	—
Balance as of March 31, 2010	**$ —**

The information used in the above reconciliation represents fiscal year to date activity for any investment in securities identified as using Level 3 inputs at either the beginning or the end of the current reporting period. Transfers in and/or out of Level 3 represents either the beginning value (for transfers in), or the ending value (for transfers out) of any security where a change in the input level occurred from the beginning to the end of the reporting period.

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL DWIGHT INTERMEDIATE FIXED INCOME FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Dwight Asset Management Company LLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2010, the Old Mutual Dwight Intermediate Fixed Income Fund (the "Fund") outperformed its benchmark, the Barclays Capital U.S. Intermediate Aggregate Bond Index (the "Index"). The Fund's Class Z shares posted a 9.62% return versus a 7.40% return for the Index. Performance for all share classes can be found on page 77.

Q. What investment environment did the Fund face during the past period?

A. The U.S. Federal Reserve Board ("the Fed") has implemented unprecedented monetary easing policies to soften the blow of pervasive deleveraging in the private sector. These measures began to generate their desired effects over the course of 2009, as evidenced by dramatically improved liquidity in the structured product universe. Washington, D.C.'s, initiatives in the mortgage market have proven largely effective in supporting housing, with the collateral effect of extremely rich valuations across the agency mortgage sector. Meanwhile, positive economic data, bank capital repair and replenishment, attractive valuations, and a powerful technical environment combined to drive strong performance in the investment-grade corporate bond sector. The high-yield sector experienced a remarkable rally as improved market sentiment, the reopening of the primary market, and a declining default rate provided positive trends for the sector.

Q. Which market factors influenced the Fund's relative performance?

A. The transition of the U.S. economy over the course of the last year from contractionary to expansionary carried important implications for the Fund. The Fund's exposure to, and security selection within, sectors of the fixed-income market that benefit from an improving economy proved remunerative to the Fund's shareholders.

Q. How did portfolio composition affect Fund performance?

A. During the fiscal year, the Fund's investments in both investment-grade and high-yield corporate bonds, particularly those of industrial issuers, proved timely. Likewise, the Fund's investments in asset-backed securities, residential mortgage pools and commercial mortgage-backed securities contributed significantly to Fund performance as the perceived risks associated with owning these securities receded as the year progressed. Acting as a drag on performance was security selection within the commercial mortgage-backed securities sector. The Fund's bias towards owning higher quality tranches of these securities resulted in underperformance as the market evidenced a preference for the riskiest tranches.

Q. What is the investment outlook for the fixed-income market?

A. Dwight Asset Management Company LLC ("Dwight") believes that while credit spreads have recovered meaningfully from their crisis wides, there may still be room for improvement. Dwight notes that barring any significant exogenous shocks, improving economic conditions and limited new supply should continue to bolster the case for outperformance of spread product. As such, Dwight believes rising Treasury yields could threaten the absolute return potential for bond markets in the coming months.

Dwight believes the theme for outperformance in investment-grade corporates will continue to be diligent credit and security selection, as well as sector rotation. Dwight points out that many of the supportive dynamics that helped corporate performance during the first quarter are still in place. While mergers and acquisitions activity is a concern, Dwight does not expect broad-based leveraging events in the near term and looks for strong first-quarter earnings results to support the positive tone. Dwight notes that these factors argue for maintaining an overweight position in the sector.

Performance Highlights

- *For the fiscal year ended March 31, 2010, the Old Mutual Dwight Intermediate Fixed Income Fund (the "Fund") outperformed its benchmark, the Barclays Capital U.S. Intermediate Aggregate Bond Index (the "Index"). The Fund's Class Z shares posted a 9.62% return versus a 7.40% return for the Index.*

- *The transition of the U.S. economy over the course of the last year from contractionary to expansionary carried important implications for the Fund. The Fund's exposure to, and security selection within, sectors of the fixed-income market that benefit from an improving economy proved highly remunerative to the Fund's shareholders.*

- *During the fiscal year, the Fund's investments in both investment-grade and high-yield corporate bonds, particularly those of industrial issuers, proved timely. Likewise, the Fund's investments in asset-backed securities, residential mortgage pools and commercial mortgage-backed securities contributed significantly to Fund performance as the perceived risks associated with owning these securities receded as the year progressed.*

Management Overview (Unaudited)

Sub-Adviser: Dwight Asset Management Company LLC

Top Ten Holdings as of March 31, 2010*	
FNMA 5.500%, 04/01/37	6.3%
U.S. Treasury Note 1.375%, 03/15/13	5.2%
U.S. Treasury Note 2.500%, 03/31/15	4.9%
FNMA 6.000%, 04/01/39	2.8%
FNMA 6.000%, 06/01/36	2.1%
GNMA 5.000%, 10/15/39	2.0%
FNMA 5.000%, 05/15/37	1.9%
GNMA 5.000%, 11/15/39	1.6%
FNMA 5.000%, 08/01/24	1.3%
FNMA 4.500%, 08/01/24	1.3%
As a % of Total Fund Investments	29.4%

* Excludes short-term money market fund.

Dwight maintained the Fund's underweight position in agency residential mortgage-backed securities during the first quarter of 2010 as mortgages reached their richest levels as the Fed's $1.25 trillion purchase program of agency mortgage-backed securities came to a close. Going forward, Dwight expects spread widening in this sector, which should benefit the Fund, given its current positioning. Dwight continues to favor an overweight to the commercial mortgage-backed securities sector to take advantage of the positive yield carry and the attractive relative valuation the sector continues to enjoy. Within commercial mortgage-backed securities, Dwight maintains a bias toward earlier-vintage deals (those originated prior to 2006) and bonds at the top of the capital structure in an effort to mitigate the risk associated with deteriorating commercial real estate fundamentals, as well as any meaningful backup in spreads for credits that may have appreciated too far for their risk profile. With regard to asset-backed securities, Dwight is currently comfortable with the Fund's overweight position relative to the Index given the improved economic outlook, and will opportunistically reinvest in the consumer sector, concentrating on top-tier AAA-rated classes with low spread duration.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2010

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class Z	07/31/03	9.62%	5.54%	5.64%
Class A with load	07/31/03	4.04%	4.29%	4.63%
Class A without load	07/31/03	9.24%	5.30%	5.40%
Class C with load	07/31/03	7.54%	4.51%	4.61%
Class C without load	07/31/03	8.54%	4.51%	4.61%
Institutional Class	12/20/06[1]	9.70%	n/a	6.46%
Barclays Capital U.S. Intermediate Aggregate Bond Index	07/31/03	7.40%	5.46%	5.03%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Class A shares have a current maximum up-front sales charge of 4.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the July 29, 2009 prospectuses) are 1.92% and 0.60%; 1.17% and 0.85%; 2.35% and 1.60%; and 0.77% and 0.52%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on the inception date of July 31, 2003 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of March 31, 2010 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2010

Description	Face Amount (000)		Value (000)	
Corporate Bond — 29.4%				
America Movil SAB de CV 144A,				
5.000%, 03/30/20	$	280	$	276
3.625%, 03/30/15		250		251
American Axle & Manufacturing Holdings 144A,				
9.250%, 01/15/17		160		171
Anadarko Petroleum				
8.700%, 03/15/19		344		426
Appleton Papers 144A,				
10.500%, 06/15/15		260		259
ArcelorMittal				
9.000%, 02/15/15		700		836
Ashtead Capital 144A,				
9.000%, 08/15/16		258		261
Ashtead Holdings 144A,				
8.625%, 08/01/15		44		44
AT&T				
5.800%, 02/15/19		149		159
Axtel SAB de CV 144A,				
9.000%, 09/22/19		210		214
Bank of America				
5.650%, 05/01/18		440		445
Barclays Bank				
5.000%, 09/22/16		464		477
BP Capital Markets				
3.125%, 03/10/12		247		256
Canadian Imperial Bank of Commerce 144A,				
2.000%, 02/04/13		565		567
Case New Holland				
7.125%, 03/01/14		25		25
Citigroup				
5.850%, 07/02/13		400		420
Cliffs Natural Resources				
5.900%, 03/15/20		97		99
CNH America				
7.250%, 01/15/16		230		233
Comcast				
5.150%, 03/01/20		439		443
Consol Energy 144A,				
8.250%, 04/01/20		49		50
Con-way				
7.250%, 01/15/18		48		51
6.700%, 05/01/34		182		165
D.R. Horton				
9.750%, 09/15/10		60		62
Denbury Resources				
9.750%, 03/01/16		186		205
Diamond Offshore Drilling				
5.875%, 05/01/19		168		182
Discover Bank				
8.700%, 11/18/19		316		346
DP World Sukuk 144A,				
6.250%, 07/02/17		330		302
Embarq				
7.082%, 06/01/16		560		610

Description	Face Amount (000)		Value (000)	
Corporate Bond — continued				
Enterprise Products Operating				
9.750%, 01/31/14	$	154	$	187
Equinox Holdings 144A,				
9.500%, 02/01/16		250		252
Exelon				
4.900%, 06/15/15		300		313
Fiserv				
6.800%, 11/20/17		725		804
Ford Motor Credit				
7.500%, 08/01/12		223		231
Freeport-McMoRan Copper & Gold				
8.375%, 04/01/17		109		121
Frontier Communications				
8.125%, 10/01/18		57		57
General Electric Capital				
2.800%, 01/08/13		700		708
General Electric Capital, MTN,				
5.720%, 08/22/11		305		309
Geokinetics Holdings 144A,				
9.750%, 12/15/14		209		196
Goldman Sachs Group				
5.950%, 01/18/18		265		278
Goodyear Tire & Rubber				
10.500%, 05/15/16		405		437
Halliburton				
6.150%, 09/15/19		171		192
Headwaters 144A,				
11.375%, 11/01/14		492		514
Ingersoll-Rand Global Holding				
9.500%, 04/15/14		95		115
Interface				
11.375%, 11/01/13		190		214
9.500%, 02/01/14		139		143
JBS USA Finance 144A,				
11.625%, 05/01/14		49		56
JC Penney				
9.000%, 08/01/12		25		28
John Deere Capital, MTN,				
5.250%, 10/01/12		225		244
Johnson Controls				
5.000%, 03/30/20		132		132
JPMorgan Chase				
6.300%, 04/23/19		845		933
Kansas City Southern				
9.375%, 05/01/12		32		33
Kraft Foods				
5.375%, 02/10/20		251		255
Landry's Restaurants 144A,				
11.625%, 12/01/15		250		269
Life Technologies				
4.400%, 03/01/15		290		292
Ltd Brands				
8.500%, 06/15/19		220		245

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
Macy's Retail Holdings		
8.875%, 07/15/15	$ 241	$ 272
Macy's Retail Holdings		
5.350%, 03/15/12	46	48
Manufacturers & Traders Trust		
6.625%, 12/04/17	225	241
Morgan Stanley		
4.200%, 11/20/14	677	679
National Semiconductor		
3.950%, 04/15/15	290	287
Navistar International		
8.250%, 11/01/21	256	261
NCL 144A,		
11.750%, 11/15/16	195	212
Nevada Power		
7.125%, 03/15/19	206	232
Nexen		
6.200%, 07/30/19	185	199
Novartis Capital		
4.400%, 04/24/20	85	85
Overseas Shipholding Group		
8.125%, 03/30/18	333	331
Philip Morris International		
6.875%, 03/17/14	805	922
Pioneer Natural Resources		
7.500%, 01/15/20	230	237
PNC Bank NA		
6.000%, 12/07/17	565	599
Protective Life		
7.375%, 10/15/19	400	425
Qwest Communications		
International 144A,		
8.000%, 10/01/15	172	183
Regions Bank		
7.500%, 05/15/18	250	248
Royal Bank of Scotland		
4.875%, 03/16/15	505	505
Royal Caribbean Cruises		
7.000%, 06/15/13	18	18
6.875%, 12/01/13	123	124
Sempra Energy		
6.500%, 06/01/16	145	162
Simon Property Group LP		
5.650%, 02/01/20	608	593
SLM, MTN,		
8.000%, 03/25/20	152	148
Steel Dynamics		
6.750%, 04/01/15	272	274
Suncor Energy		
6.100%, 06/01/18	181	195
SunTrust Bank		
7.250%, 03/15/18	548	586
Teck Resources		
10.750%, 05/15/19	117	143
10.250%, 05/15/16	25	30
9.750%, 05/15/14	50	59

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
Tengizchevroil Finance SARL 144A,		
6.124%, 11/15/14	$ 393	$ 419
Terex		
10.875%, 06/01/16	284	315
Trico Shipping AS 144A,		
11.875%, 11/01/14	130	124
UBS AG, MTN,		
2.750%, 01/08/13	576	573
United Airlines		
12.750%, 07/15/12	415	456
United Maritime Group		
Finance 144A,		
11.750%, 06/15/15	376	385
Vale Overseas		
6.250%, 01/11/16	355	385
Verizon Wireless Capital 144A,		
5.550%, 02/01/14	1	1
Waste Management		
6.375%, 03/11/15	90	101
WEA Finance 144A,		
7.125%, 04/15/18	436	472
Wells Fargo		
4.375%, 01/31/13	407	430
Western Union 144A,		
5.253%, 04/01/20	94	95
Williams Partners LP 144A,		
3.800%, 02/15/15	455	454
Woodside Finance 144A,		
8.125%, 03/01/14	470	538
WPP Finance UK		
8.000%, 09/15/14	500	575
Xcel Energy		
5.613%, 04/01/17	293	308
Xerox		
8.250%, 05/15/14	385	447
4.250%, 02/15/15	335	338
Xstrata Finance Canada 144A,		
5.500%, 11/16/11	55	58
Total Corporate Bond (Cost $28,420)		**30,165**
U.S. Government Agency Obligations — 26.8%		
FNMA		
6.500%, 11/01/36 (L)	754	819
6.014%, 10/01/36 (D)	39	41
6.000%, 02/01/23	51	56
6.000%, 06/01/36 (L)	2,038	2,181
6.000%, 11/01/36	71	76
6.000%, 09/01/37	98	104
6.000%, 10/01/37 (I)	112	119
6.000%, 04/01/39 (L)	2,719	2,902
5.000%, 06/01/23 (L)	1,121	1,184
5.000%, 08/01/24	1,323	1,397
4.500%, 08/01/24	1,325	1,376
4.500%, 02/01/35 (L)	757	765

OLD MUTUAL DWIGHT INTERMEDIATE FIXED INCOME FUND — continued

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2010

Description	Face Amount (000)	Value (000)
U.S. Government Agency Obligations — continued		
FNMA TBA		
5.500%, 04/01/37	$ 6,306	$ 6,646
5.000%, 04/15/21	100	105
5.000%, 05/01/37	1,900	1,951
FHLMC Gold		
6.500%, 08/01/38	279	304
6.500%, 01/01/39	259	282
6.000%, 01/01/38	461	498
6.000%, 03/01/38	291	312
6.000%, 09/01/39	500	540
6.000%, 11/01/39	400	432
5.500%, 09/01/17	48	52
5.500%, 02/01/21	196	210
5.500%, 08/01/37	105	111
GNMA		
5.000%, 09/15/39	99	103
5.000%, 10/15/39 (L)	1,960	2,042
5.000%, 11/15/39 (L)	1,186	1,235
5.000%, 11/15/39 (L)	1,593	1,659
Total U.S. Government Agency Obligations (Cost $27,300)		27,502
U.S. Treasury Obligations — 13.7%		
U.S. Treasury Inflation Indexed Note		
2.000%, 01/15/14 (J)	520	648
2.000%, 07/15/14 (J)	520	636
U.S. Treasury Inflation Indexed Bond		
2.375%, 01/15/25 (J)	260	313
U.S. Treasury Note		
3.625%, 02/15/20	701	689
2.375%, 02/28/15	500	497
2.500%, 03/31/15	5,200	5,185
1.750%, 11/15/11	50	51
1.375%, 03/15/13	5,484	5,451
1.125%, 12/15/12	100	99
0.875%, 01/31/12	499	498
Total U.S. Treasury Obligations (Cost $13,969)		14,067
Mortgage Related — 10.2%		
Adjustable Rate Mortgage Trust, CMO, Ser 2004-4, Cl 3A1 (E)		
3.446%, 03/25/35	10	9
Asset Securitization, CMBS, Ser 1997-D5, Cl A1D (L)		
6.850%, 02/14/43	224	233
Banc of America Commercial Mortgage, CMBS, Ser 2001-1, Cl A2		
6.503%, 04/15/36	400	413
Banc of America Commercial Mortgage, CMBS, Ser 2001-PB1, Cl A2 (L)		
5.787%, 05/11/35	436	453

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
Banc of America Commercial Mortgage, CMBS, Ser 2004-5, Cl A4 (E)		
4.936%, 11/10/41	$ 746	$ 767
Banc of America Commercial Mortgage, CMBS, Ser 2005-6, Cl A4 (E)(L)		
5.350%, 09/10/47	1,000	1,041
Banc of America Commercial Mortgage, CMBS, Ser 2006-5, Cl A1 (L)		
5.185%, 09/10/47	729	738
Commercial Mortgage Asset Trust, CMBS, Ser 1999-C1, Cl C (E)		
7.350%, 01/17/32	424	454
Credit Suisse First Boston Mortgage Securities, CMBS, Ser 1997-C2, Cl D (L)		
7.270%, 01/17/35	146	151
Developers Diversified Realty 144A, CMBS, Ser 2009-DDR1, Cl A (L)		
3.807%, 10/14/22	544	554
DLJ Commercial Mortgage, CMBS, Ser 2000-CF1, Cl A4 (E)(L)		
8.020%, 06/10/33	50	50
FHLMC Multifamily Structured Pass Through Certificates, CMBS, K001, Cl A3 (E)(L)		
5.469%, 01/25/12	16	16
GMAC Commercial Mortgage Securities, CMBS, Ser 2003-C2, Cl A1 (L)		
4.576%, 05/10/40	833	862
GS Mortgage Securities II, CMBS, Ser 2004-GG2, Cl A4		
4.964%, 08/10/38	555	571
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2001-CIB2, Cl D (E)(L)		
6.847%, 04/15/35	150	152
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2005-CB13, Cl A1 (L)		
3.635%, 01/12/43	2	2
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2005-C7, Cl AM (E)		
5.263%, 11/15/40	1,000	942
Merrill Lynch/Countrywide Commercial Mortgage Trust, CMBS, Ser 2006-4, Cl A1 (E)(L)		
3.642%, 12/12/49	30	30

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
MLCC Mortgage Investors, CMO, Ser 2005-A, Cl A1 (D)(L) 0.476%, 03/25/30	$ 14	$ 12
Morgan Stanley Capital I, CMBS, Ser 2005-HQ7, Cl A1 (L) 3.864%, 11/14/42	9	9
Morgan Stanley Dean Witter Capital I, CMBS, Ser 2001-TOP3, Cl A4 (L) 6.390%, 07/15/33	860	897
Morgan Stanley Dean Witter Capital I, CMBS, Ser 2002-HQ, Cl A3 (L) 6.510%, 04/15/34	54	57
PNC Mortgage Acceptance, CMBS, Ser 2001-C1, Cl A2 6.360%, 03/12/34 (L)	677	700
Protective Finance 144A, CMBS, Ser 2007-PLA, Cl A1 (L) 5.325%, 03/14/38	674	700
TIAA Seasoned Commercial Mortgage Trust, CMBS, Ser 2007-C4, Cl A1 (E)(L) 5.669%, 08/15/39	549	569
Wachovia Bank Commercial Mortgage Trust, CMBS, Ser 2005-C20, Cl AMFX (E)(L) 5.179%, 07/15/42	80	74
Total Mortgage Related (Cost $10,296)		10,456
Asset-Backed Securities — 7.9%		
Automobile — 3.7%		
Ford Credit Auto Owner Trust, Ser 2009-E, Cl A3 1.510%, 01/15/14	1,000	1,004
Honda Auto Receivables Owner Trust, Ser 2009-2, Cl A3 (L) 2.790%, 01/15/13	1,010	1,033
Nissan Auto Receivables Owner Trust, Ser 2008-B, Cl A3 (L) 4.460%, 04/16/12	905	924
Volkswagen Auto Loan Enhanced Trust, Ser 2008-1, Cl A3 (L) 4.500%, 07/20/12	831	848
Total Automobile		3,809
Credit Card — 3.2%		
American Express Credit Account Master Trust, Ser 2007-6, Cl A (D) 0.230%, 01/15/13	733	733
American Express Credit Account Master Trust, Ser 2009-1, Cl A (D) 1.580%, 12/15/14	240	245

Description	Face Amount (000)	Value (000)
Credit Card — continued		
BA Credit Card Trust, Ser 2006-A16, Cl A16 (L) 4.720%, 05/15/13	$ 629	$ 647
Capital One Multi-Asset Execution Trust, Ser 2009-A2, Cl A2 (L) 3.200%, 04/15/14	864	886
Chase Issuance Trust, Ser 2005-A7, Cl A7 4.550%, 03/15/13	750	773
Total Credit Card		3,284
Home Equity — 0.2%		
CIT Group Home Equity Loan Trust, Ser 2002-1, Cl AF5 (H)(L) 6.710%, 02/25/33	4	2
Equivantage Home Equity Loan Trust, Ser 1996-3, Cl A3 (L) 7.700%, 09/25/27	5	4
HSBC Home Equity Loan Trust, Ser 2006-2, Cl A1 (D)(L) 0.390%, 03/20/36	67	62
Residential Asset Securities, Ser 2001-KS3, Cl AI6 (E)(L) 5.960%, 09/25/31	20	18
Soundview Home Equity Loan Trust, Ser 2006-OPT3, Cl 2A2 (D)(L) 0.356%, 06/25/36	12	11
Terwin Mortgage Trust, Ser 2005-14HE, Cl AF2 (H)(L) 4.849%, 08/25/36	86	65
Wells Fargo Home Equity Trust, Ser 2004-2, Cl AI3 (E) 3.970%, 05/25/34	13	12
Total Home Equity		174
Other — 0.8%		
Countrywide Asset-Backed Certificates, Ser 2003-2, Cl M2 (D)(L) 2.721%, 03/26/33	13	3
Countrywide Asset-Backed Certificates, Ser 2003-5, Cl MF2 (E) 5.959%, 11/25/33	39	23
Countrywide Asset-Backed Certificates,Ser 2005-7, Cl AF6 (E) 4.693%, 10/25/35	35	31
Oil and Gas Royalty Trust 144A, Ser 2005-1A, Cl A (K) 5.090%, 07/28/12	92	95
Peco Energy Transition Trust, Ser 2001-A, Cl A1 6.520%, 12/31/10	231	236

OLD MUTUAL DWIGHT INTERMEDIATE FIXED INCOME FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2010

Description	Face Amount (000)/Shares/ Contracts	Value (000)
Other — continued		
TXU Electric Delivery Transition Bond, Ser 2004-1, Cl A2 (L) 4.810%, 11/17/14	$ 379	$ 400
Total Other		788
Total Asset-Backed Securities (Cost $7,983)		8,055
Municipal Bond — 0.6%		
East Bay Municipal Utility District 5.874%, 06/01/40	400	401
New York City Municipal Water Finance Authority 6.011%, 06/15/42	230	232
Total Municipal Bond (Cost $630)		633
Purchased Option Contracts — 0.0%		
Eurodollars 1-year Mid Curve June 2010, 2,500 Put Strike Price: $97.5*	21	4
Total Purchased Option Contracts (Cost $11)		4
Money Market Fund — 13.7%		
Dreyfus Cash Management Fund, Institutional Class, 0.062% (A)	13,978,051	13,978
Total Money Market Fund (Cost $13,978)		13,978
Total Investments — 102.3% (Cost $102,587)		104,860
Written Option Contracts — (0.0)%		
Put Option — (0.0)%		
Eurodollars 1-year Mid Curve June 2010, 2,500 Put Strike Price: $98*	(21)	(1)
Total Put Option		(1)
Total Written Option Contracts (Proceeds received $(5))		(1)
Other Assets and Liabilities, Net — (2.3)%		(2,310)
Total Net Assets — 100.0%		$ 102,549

For descriptions of abbreviations and footnotes, please refer to page 91.

Other Information:

The Old Mutual Dwight Intermediate Fixed Income Fund invested in futures contracts and option contracts during the year ended March 31, 2010. The primary types of risk associated with these derivative instruments are foreign exchange risk and interest rate risk. Refer to Note 2 in the Notes to Financial Statements for further discussion about these risks and the objectives for utilizing derivative instruments. The effects of these derivative instruments on the Fund's financial position and financial performance as reflected in the Statement of Assets and Liabilities and Statement of Operations are presented in the tables below.

The fair value of derivative instruments as of March 31, 2010 by risk category:

Derivatives not designated as hedging instruments, carried at fair value	Asset Derivatives		Liability Derivatives	
	Statement of Asset and Liabilities Location	Fair Value (000)	Statement of Asset and Liabilities Location	Fair Value (000)
Foreign exchange contracts	Investment Securities, at value	$ 4	Written Option Contracts, at Value	$(1)
Total		$ 4		$(1)

The effects of derivative instruments on the Statement of Operations for the year ended March 31, 2010 are as follows (000):

Amount of Realized Gain or (Loss) on Derivatives Recognized in Income

Derivatives not designated as hedging instruments, carried at fair value	Futures Contracts	Purchased Option Contracts	Written Option Contracts	Total
Interest rate contracts	$28	$—	$—	$ 28
Total	$28	$—	$—	$ 28

Change in Unrealized Appreciation or (Depreciation) on Derivatives Recognized in Income

Derivatives not designated as hedging instruments, carried at fair value	Futures Contracts	Purchased Option Contracts	Written Option Contracts	Total
Interest rate contracts	$(22)	$—	$—	$(22)
Foreign exchange contracts	—	(7)	4	(3)
Total	$(22)	$ (7)	$ 4	$(25)

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of March 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Corporate Bond	$ —	$30,165	$ —	$ 30,165
U.S. Government Agency Obligations	—	26,530	972	27,502
U.S. Treasury Obligations	—	14,067	—	14,067
Mortgage Related	—	9,756	700	10,456
Asset-Backed Securities	—	7,960	95	8,055
Municipal Bond	—	633	—	633
Money Market Fund	13,978	—	—	13,978
Purchased Option Contracts	4	—	—	4
Other Financial Instruments				
Written Option Contracts	(1)	—	—	(1)
Total Investments	$13,981	$89,111	$1,767	$104,859

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used in determining fair value (000).

	Investments
Balance as of March 31, 2009	$1,667
Realized gain (loss)	(8)
Change in unrealized appreciation (depreciation)	39
Accrued discounts/premiums	1
Net purchases (sales)	506
Transfers in and/or out of Level 3	(438)
Balance as of March 31, 2010	$1,767

The information used in the above reconciliation represents fiscal year to date activity for any investment in securities identified as using Level 3 inputs at either the beginning or the end of the current reporting period. Transfers in and/or out of Level 3 represents either the beginning value (for transfers in), or the ending value (for transfers out) of any security where a change in the input level occurred from the beginning to the end of the reporting period.

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL DWIGHT SHORT TERM FIXED INCOME FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Dwight Asset Management Company LLC

Performance Highlights

- *For the fiscal year ended March 31, 2010, the Old Mutual Dwight Short Term Fixed Income Fund (the "Fund") outperformed its benchmark, the Merrill Lynch 1-3 Year U.S. Treasuries Index (the "Index"). The Fund's Class Z shares posted a 5.73% return versus a 1.41% return for the Index.*

- *The transition of the U.S. economy over the course of the last year from contractionary to expansionary carried important implications for the Fund. The Fund's exposure to, and security selection within, sectors of the fixed-income market that benefit from an improving economy proved highly remunerative to the Fund's shareholders.*

- *During the fiscal year, the Fund's investments in short-dated non-agency collateralized mortgage obligations, commercial mortgage-backed securities and investment-grade corporate bonds, particularly those of industrial issuers, proved particularly rewarding as the perceived risks associated with owning these securities receded as the year progressed. Likewise, the Fund's investments in residential mortgage pools and asset-backed securities contributed meaningfully to Fund performance.*

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2010, the Old Mutual Dwight Short Term Fixed Income Fund (the "Fund") outperformed its benchmark, the Merrill Lynch 1-3 Year U.S. Treasuries Index (the "Index"). The Fund's Class Z shares posted a 5.73% return versus a 1.41% return for the Index. Performance for all share classes can be found on page 86.

Q. What investment environment did the Fund face during the past period?

A. The U.S. Federal Reserve Board ("the Fed") has implemented unprecedented monetary easing policies to soften the blow of pervasive deleveraging in the private sector. These measures began to generate their desired effects over the course of 2009, as evidenced by dramatically improved liquidity in the structured product universe. Washington, D.C.'s, initiatives in the mortgage market have proven largely effective in supporting housing, with the collateral effect of extremely rich valuations across the agency mortgage sector. Meanwhile, positive economic data, bank capital repair and replenishment, attractive valuations, and a powerful technical environment combined to drive strong performance in the investment-grade corporate bond sector.

Q. Which market factors influenced the Fund's relative performance?

A. The transition of the U.S. economy over the course of the last year from contractionary to expansionary carried important implications for the Fund. The Fund's exposure to, and security selection within, sectors of the fixed-income market that benefit from an improving economy proved highly remunerative to the Fund's shareholders.

Q. How did portfolio composition affect Fund performance?

A. During the fiscal year, the Fund's investments in short-dated non-agency collateralized mortgage obligations, commercial mortgage-backed securities and investment-grade corporate bonds, particularly those of industrial issuers, proved particularly rewarding as the perceived risks associated with owning these securities receded as the year progressed. Likewise, the Fund's investments in residential mortgage pools and asset-backed securities contributed meaningfully to Fund performance.

Q. What is the investment outlook for the fixed-income market?

A. Dwight Asset Management Company LLC ("Dwight") believes that while credit spreads have recovered meaningfully from their crisis wides, there may still be room for improvement. Dwight notes that barring any significant exogenous shocks, improving economic conditions and limited new supply should continue to bolster the case for outperformance of spread product. That said, Dwight believes rising Treasury yields could threaten the absolute return potential for bond markets in the coming months.

Dwight believes that the theme for outperformance in investment-grade corporates will continue to be diligent credit and security selection, as well as sector rotation. Dwight points out that many of the supportive dynamics that helped corporate performance during the first quarter are still in place. While mergers and acquisitions activity is a concern, Dwight does not expect broad-based leveraging events in the near term and looks for strong first-quarter earnings results to support the positive tone. Dwight notes that these factors argue for maintaining an overweight position in the sector.

Dwight continues to substitute other higher yielding sectors such as agencies, commercial mortgage-backed securities and asset-backed securities for lower yielding U.S. Treasury securities. Within commercial mortgage-backed securities, Dwight maintains a bias toward earlier-vintage deals (those originated prior to 2006) and bonds at the top of the capital structure in an effort to mitigate the risk associated with deteriorating commercial real estate fundamentals, as well as any meaningful backup in spreads for credits that may have appreciated too far for their risk profile. With regard to asset-backed securities, Dwight is currently comfortable with the Fund's positioning given the improved economic outlook, and will opportunistically reinvest in the consumer sector, concentrating on top-tier AAA-rated classes with low spread duration.

*Top Ten Holdings
as of March 31, 2010**

U.S. Treasury Note 2.500%, 03/31/15	5.7%
U.S. Treasury Note 1.375%, 02/15/13	2.8%
FNMA 5.000%, 04/15/21	2.6%
U.S. Treasury Note 1.125%, 12/15/12	2.3%
U.S. Treasury Note 0.875%, 01/31/12	2.2%
FNMA 5.500%, 08/01/22	2.1%
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2005-LDP5, Cl A1 5.035%, 12/15/44	2.1%
GNMA 5.000%, 09/15/39	2.0%
U.S. Treasury Inflation Indexed Note 2.375%, 04/15/11	1.7%
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2005-C7, Cl A2 5.103%, 11/15/30	1.7%
As a % of Total Fund Investments	25.2%

* Excludes short-term money market fund.

Dwight Short Term Fixed Income Fund

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2010

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	08/31/99	5.73%	3.98%	4.10%	4.24%
Class A with load	07/31/03	2.33%	2.76%	n/a	2.48%
Class A without load	07/31/03	5.48%	3.76%	n/a	3.23%
Class C with load	07/31/03	3.95%	3.19%	n/a	2.69%
Class C without load	07/31/03	4.95%	3.19%	n/a	2.69%
Institutional Class	12/20/06[1]	5.88%	n/a	n/a	4.30%
Merrill Lynch 1-3 Year U.S. Treasuries Index	08/31/99	1.41%	4.24%	4.42%	4.42%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

On October 1, 2004, the Fund's Shareholders approved a change in the Fund's investment goal and the Fund's investment strategy was changed accordingly. The performance information prior to October 1, 2004 shown is the performance of the Fund's previous strategy, which was to seek to provide investors with a level of current income higher than that of money market funds, while attempting to preserve principal and maintain a stable NAV per share. The Fund's performance prior to October 1, 2004 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 3.00% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the July 29, 2009 prospectuses) are 0.73% and 0.72%; 1.08% and 0.97%; 1.76% and 1.47%; and 39.51% and 0.57%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on the March 31, 2000 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of March 31, 2010 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2010

Description	Face Amount (000)	Value (000)
Corporate Bond — 28.2%		
Alabama Power		
4.850%, 12/15/12	$ 1,800	$ 1,942
Andrew W Mellon Foundation		
3.950%, 08/01/14	2,500	2,615
Bank of America		
5.375%, 09/11/12	1,350	1,434
Bank One		
7.875%, 08/01/10	3,000	3,072
BP Capital Markets		
3.125%, 03/10/12	500	518
Canadian Imperial Bank		
of Commerce 144A,		
2.000%, 02/04/13	1,740	1,747
CDP Financial 144A,		
3.000%, 11/25/14	3,500	3,446
Citigroup		
2.875%, 12/09/11	1,100	1,135
Citigroup Funding		
1.875%, 11/15/12	3,000	3,022
European Investment Bank		
3.250%, 02/15/11	1,680	1,721
3.000%, 04/08/14	2,200	2,250
FIH Erhvervsbank A/S 144A,		
0.645%, 09/29/10	2,500	2,499
Goldman Sachs Group		
3.250%, 06/15/12	2,000	2,085
Hewlett-Packard		
2.950%, 08/15/12	1,800	1,859
HSBC USA		
3.125%, 12/16/11	2,438	2,524
International Bank for Reconstruction		
& Development		
0.427%, 03/04/11 (D)	2,000	2,005
Kreditanstalt fuer Wiederaufbau		
3.500%, 03/10/14 (D)	2,450	2,550
Kreditanstalt fuer Wiederaufbau, MTN,		
0.527%, 03/02/11	2,000	2,002
Morgan Stanley		
2.900%, 12/01/10	2,000	2,033
Pfizer 4.450%, 03/15/12	1,800	1,908
PNC Funding		
2.300%, 06/22/12	1,500	1,534
Principal Life Income Funding Trusts		
5.150%, 06/17/11	2,500	2,590
Regions Bank		
3.250%, 12/09/11	2,124	2,203
Roche Holdings 144A,		
4.500%, 03/01/12	1,800	1,903
US Central Federal Credit Union		
1.900%, 10/19/12	3,300	3,330
Westfield Capital Corp Ltd/WT Finance		
Aust/WEA Finance 144A,		
4.375%, 11/15/10	2,410	2,448
Yale University, MTN,		
2.900%, 10/15/14	3,212	3,239
Total Corporate Bond (Cost $58,489)		**59,614**

Description	Face Amount (000)	Value (000)
Mortgage Related — 26.6%		
Banc of America Commercial		
Mortgage, CMBS,		
Ser 2001-PB1, Cl A2		
5.787%, 05/11/35	$ 1,309	$ 1,359
Banc of America Commercial		
Mortgage, CMBS,		
Ser 2004-4, Cl A3		
4.128%, 07/10/42	503	503
Bear Stearns Commercial		
Mortgage Securities, CMBS,		
Ser 2000-WF2, Cl B (E)		
7.460%, 10/15/32	1,500	1,525
Bear Stearns Commercial		
Mortgage Securities, CMBS,		
Ser 2001-TOP4, Cl A1		
5.060%, 11/15/16	269	272
Bear Stearns Commercial		
Mortgage Securities, CMBS,		
Ser 2002-PBW1, Cl A1 (E)		
3.970%, 11/11/35	215	219
Citigroup Commercial		
Mortgage Trust, CMBS,		
Ser 2005-C3, Cl A1		
4.391%, 05/15/43	524	524
Commercial Mortgage Pass Through		
Certificates, CMBS,		
Ser 2005-LP5, Cl A2		
4.630%, 05/10/43	252	254
Credit Suisse First Boston Mortgage		
Securities, CMBS,		
Ser 1997-C2, Cl D		
7.270%, 01/17/35	416	430
Fannie Mae REMICS, CMO,		
Ser 2003-92, Cl JW		
5.000%, 07/25/28	2,747	2,858
Fannie Mae REMICS, CMO,		
Ser 2006-63, Cl QB		
5.500%, 09/25/27	591	608
Fannie Mae REMICS, CMO,		
Ser 2007-79, Cl MA		
5.500%, 12/25/28	1,568	1,634
Fannie Mae REMICS, CMO,		
Ser 2008-16, Cl A (I)		
5.500%, 12/25/28	417	418
FDIC Structured Sale Guaranteed Notes		
144A, CMO,		
Ser 2010-S1, Cl 2A		
3.250%, 04/25/38	2,040	2,024
Freddie Mac REMICS, CMO,		
Ser 2592, Cl PE (L)		
5.000%, 01/15/17	1,189	1,231
Freddie Mac REMICS, CMO,		
Ser 2623, Cl AJ		
4.500%, 07/15/16	2,169	2,226
Freddie Mac REMICS, CMO,		
Ser 2868, Cl BE		
4.250%, 08/15/24	1,278	1,317

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2010

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
Freddie Mac REMICS, CMO, Ser 2890, Cl QA 5.000%, 01/15/18	$ 673	$ 693
Freddie Mac REMICS, CMO, Ser 2916, Cl YE 5.000%, 11/15/26	1,319	1,359
Freddie Mac REMICS, CMO, Ser 2989, Cl TE 5.000%, 12/15/22	1,305	1,338
Freddie Mac REMICS, CMO, Ser 3176, Cl HL 5.000%, 02/15/28	2,035	2,061
Freddie Mac REMICS, CMO, Ser 3316, Cl EA 5.500%, 10/15/29	2,866	2,927
Freddie Mac REMICS, CMO, Ser 3405, Cl PA 5.000%, 10/15/31	1,693	1,757
GE Capital Commercial Mortgage, CMBS, Ser 2001-2, Cl A4 6.290%, 08/11/33	2,000	2,087
Greenwich Capital Commercial Funding, CMBS, Ser 2005-GG3, Cl A2 4.305%, 08/10/42	1,486	1,510
GSR Mortgage Loan Trust, CMO, Ser 2005-AR3, Cl 3A2 (E)(K) 3.114%, 05/25/35	1,239	366
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2001-CIB2, Cl A2 6.244%, 04/15/35	58	58
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2003-CB6, Cl A1 4.393%, 07/12/37	2,089	2,155
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2005-LDP1, Cl A2 4.625%, 03/15/46	757	769
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2005-LDP5, Cl A1 (L) 5.035%, 12/15/44	4,409	4,437
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2006-CB14, Cl A1 3.845%, 12/12/44	364	365
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2007-CB19, Cl A1 5.538%, 02/12/49	1,935	1,985
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2003-C8, Cl A2 4.207%, 11/15/27	385	387

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2005-C7, Cl A2 5.103%, 11/15/30	$ 3,501	$ 3,530
Merrill Lynch/Countrywide Commercial Mortgage Trust, CMBS, Ser 2006-2, Cl A1 (E) 5.773%, 06/12/46	414	419
Merrill Lynch/Countrywide Commercial Mortgage Trust, CMBS, Ser 2007-9, Cl A1 4.277%, 09/12/49	1,677	1,701
MLCC Mortgage Investors, CMO, Ser 2004-1, Cl 1A (E)(L) 3.355%, 12/25/34	959	895
Morgan Stanley Capital I, CMBS, Ser 2004-HQ3, Cl A2 4.050%, 01/13/41	2,124	2,128
Morgan Stanley Capital I, CMBS, Ser 2005-T19, Cl A1 4.478%, 06/12/47	135	135
Protective Finance 144A, CMBS, Ser 2007-PLA, Cl A1 5.325%, 03/14/38	757	787
Prudential Commercial Mortgage Trust, CMBS, Ser 2003-PWR1, Cl A1 3.669%, 02/11/36	573	578
Sequoia Mortgage Trust, CMO, Ser 2004-12, Cl A1 (D)(L) 0.510%, 01/20/35	954	794
Structured Asset Securities, CMO, Ser 2002-21A, Cl 4A1 (E) 3.052%, 11/25/32	1,689	1,430
Wells Fargo Mortgage Backed Securities Trust, CMO, Ser 2002-18, Cl 2A4 (L) 6.000%, 12/25/32	223	224
Wells Fargo Mortgage Backed Securities Trust, CMO, Ser 2005-AR3, Cl 2A1 (E)(L) 3.248%, 03/25/35	1,981	1,837
Total Mortgage Related (Cost $56,960)		56,114
U.S. Government Agency Obligations — 15.8%		
FHLB		
1.750%, 08/22/12	2,500	2,519
FNMA		
5.500%, 03/15/11 (L)	2,400	2,512
5.500%, 08/01/17	1,242	1,340
5.500%, 08/01/22	4,204	4,502
1.520%, 01/27/12	1,415	1,419
FNMA TBA		
5.500%, 04/01/37	550	580
5.000%, 04/15/21	5,200	5,484

Description	Face Amount (000)	Value (000)
U.S. Government Agency Obligations — continued		
FHLMC		
2.125%, 03/23/12 (L)	$ 2,000	$ 2,036
1.750%, 06/15/12	1,800	1,817
1.250%, 12/15/11	3,500	3,489
0.550%, 03/09/12 (H)	3,200	3,198
GNMA		
5.000%, 09/15/39	4,185	4,360
Total U.S. Government Agency Obligations (Cost $32,867)		**33,256**
U.S. Treasury Obligations — 15.0%		
U.S. Treasury Inflation Indexed Note		
2.375%, 04/15/11 (J)	3,300	3,719
U.S. Treasury Note		
2.500%, 03/31/15	12,290	12,255
1.375%, 02/15/13	6,000	5,972
1.125%, 12/15/12	5,000	4,957
0.875%, 01/31/12	4,699	4,693
Total U.S. Treasury Obligations (Cost $31,475)		**31,596**
Asset-Backed Securities — 9.2%		
Automobile — 5.9%		
Ally Auto Receivables Trust, Ser 2010-1, Cl A3 1.450%, 05/15/14	433	433
AmeriCredit Automobile Receivables Trust, Ser 2009-1, Cl A3 3.040%, 10/15/13	2,820	2,891
Ford Credit Auto Owner Trust, Ser 2008-B, Cl A3A 4.280%, 05/15/12	1,791	1,825
Ford Credit Auto Owner Trust, Ser 2009-E, Cl A3 1.510%, 01/15/14	3,425	3,440
Huntington Auto Trust 144A, Ser 2008-1A, Cl A3A 4.810%, 04/16/12	1,226	1,254
Nissan Auto Receivables Owner Trust, Ser 2008-B, Cl A3 (L) 4.460%, 04/16/12	2,537	2,589
Total Automobile		**12,432**
Credit Card — 1.5%		
American Express Credit Account Master Trust, Ser 2009-1, Cl A (D) 1.580%, 12/15/14	1,500	1,534
Capital One Multi-Asset Execution Trust, Ser 2009-A2, Cl A2 3.200%, 04/15/14	1,581	1,622
Total Credit Card		**3,156**

Description	Face Amount (000)/Shares	Value (000)
Home Equity — 0.0%		
Wells Fargo Home Equity Trust, Ser 2004-2, Cl AI3 (E) 3.970%, 05/25/34	$ 25	$ 25
Total Home Equity		**25**
Other — 1.8%		
Entergy Gulf States Reconstruction Funding, Ser 2007-A, Cl A1 5.510%, 10/01/13	2,609	2,759
Fannie Mae Whole Loan, Ser 2001-W4, Cl AF5 (H)(L) 6.114%, 02/25/32	142	138
Oil and Gas Royalty Trust 144A, Ser 2005-1A, Cl A (K) 5.090%, 07/28/12	885	914
Total Other		**3,811**
Total Asset-Backed Securities (Cost $19,092)		**19,424**
Money Market Fund — 6.7%		
Dreyfus Cash Management Fund, Institutional Class, 0.062% (A)	14,211,482	14,211
Total Money Market Fund (Cost $14,211)		**14,211**
Total Investments — 101.5% (Cost $213,094)		**214,215**
Other Assets and Liabilities, Net — (1.5)%		**(3,164)**
Total Net Assets — 100.0%		**$ 211,051**

For descriptions of abbreviations and footnotes, please refer to page 91.

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2010

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of March 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Corporate Bond	$ —	$ 59,614	$ —	$ 59,614
Mortgage Related	—	53,303	2,811	56,114
U.S. Government Agency Obligations	—	33,256	—	33,256
U.S. Treasury Obligations	—	31,596	—	31,596
Asset-Backed Securities	—	18,077	1,347	19,424
Money Market Fund	14,211	—	—	14,211
Total Investments	$14,211	$195,846	$4,158	$214,215

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used in determining fair value (000).

	Investments
Balance as of March 31, 2009	$ 4,165
Realized gain (loss)	7
Change in unrealized appreciation (depreciation)	68
Accrued discounts/premiums	—
Net purchases (sales)	1,171
Transfers in and/or out of Level 3	(1,253)
Balance as of March 31, 2010	$ 4,158

The information used in the above reconciliation represents fiscal year to date activity for any investment in securities identified as using Level 3 inputs at either the beginning or the end of the current reporting period. Transfers in and/or out of Level 3 represents either the beginning value (for transfers in), or the ending value (for transfers out) of any security where a change in the input level occurred from the beginning to the end of the reporting period.

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

Notes to Schedule of Investments

* Non-income producing security.

144A — Security exempt from registration under Rule 144A of the securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On March 31, 2010, the value of these securities amounted to $1,463 (000), representing 2.5% of the net assets of the Old Mutual Barrow Hanley Core Bond Fund, $5,399 (000), representing 13.5% of the net assets of the Old Mutual Cash Reserves Fund, $4,775 (000), representing 47.8% of the net assets of the Old Mutual Dwight High Yield Fund, $7,972 (000), representing 7.8% of the net assets of the Dwight Intermediate Fixed Income Fund and $17,022 (000), representing 8.1% of the net assets of the Dwight Short Term Fixed Income Fund.

(A) — The rate reported represents the 7-day effective yield as of March 31, 2010.

(B) — All or a portion of this security is held as cover for securities sold short.

(C) — All or a portion of this security is held as required margin for open futures contracts. The rate reported represents the effective yield at the time of purchase.

(D) — Floating Rate Security - The rate reported represents the security's rate as of March 31, 2010.

(E) — Variable Rate Security - The rate reported represents the effective yield at the time of purchase.

(F) — Discount Note - the rate reported on the Schedule of Investments represents the effective yield at the time of purchase.

(G) — Tri-party repurchase agreement.

(H) — The rate shown reflects the coupon rate after the step date.

(I) — Interest Only.

(J) — Inflation-Indexed Bond - The principal amount of this security is adjusted for inflation.

(K) — Security deemed to be illiquid. The Fund may not invest more than 15% of its net assets in illiquid securities. On March 31, 2010, the value of these securities amounted to $95 (000), representing 0.1% of the net assets of the Old Mutual Dwight Intermediate Fixed Income Fund, $1,280 (000), representing 0.6% of the net assets of the Old Mutual Dwight Short Term Fixed Income Fund.

(L) — All or portion of this security is held as cover for TBAs.

(M) — Principal amount represents units consisting of fixed income and equity components.

(N) — Security is in default. Issuer has failed to make a timely payment of either principal or interest or has failed to comply with some provision of the bond indenture.

ADR — American Depositary Receipt

Cl — Class

CMBS — Commercial Mortgage-Backed Security

CMO — Collateralized Mortgage Obligation

FFCB — Federal Farm Credit Bank

FHLB — Federal Home Loan Bank

FHLMC — Federal Home Loan Mortgage Corporation

FNMA — Federal National Mortgage Association

GNMA — Government National Mortgage Association

HMO — Health Maintenance Organization

ISP — Internet Service Provider

LP — Limited Partnership

MTN — Medium Term Note

R&D — Research and Development

REITs — Real Estate Investment Trusts

S&L — Savings and Loan

Ser — Series

TBA — Security traded under delayed delivery commitments settling after March 31, 2010. Income on this security will not be earned until the settlement date.

Amounts designated as "—" are either $0 or have been rounded to $0.

Cost figures are shown with "000's" omitted.

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares)

AS OF MARCH 31, 2010

		Old Mutual Analytic U.S. Long/Short Fund
Assets:		
Investment Securities, at cost	$	148,112
Investment Securities, at value	$	172,660
Cash		—
Cash Deposits Held at Prime Broker		194
Receivable for Capital Shares Sold		100
Receivable for Investment Securities Sold		2,453
Receivable for Dividends and Interest		342
Receivable from Investment Adviser		—
Other Assets		3
Total Assets		175,752
Liabilities:		
Securities Sold Short, at Value (Proceeds received of $24,016, $—, $—, $—,$—)		28,756
Payable to Investment Adviser		30
Payable for Management Fees		100
Payable for Capital Shares Redeemed		590
Payable for Investment Securities Purchased		480
Payable to Custodian		4
Payable for Trustees' Fees		14
Payable for Distribution and Service Fees		—
Variation Margin Payable on Futures Contracts		6
Accrued Expenses		84
Total Liabilities		30,064
Net Assets	$	145,688
Net Assets:		
Paid-in Capital†	$	209,276
Undistributed (Distributions in Excess of) Net Investment Income/ (Accumulated Net Investment Loss)		582
Accumulated Net Realized Loss on Investments, Futures Contracts and Securities Sold Short		(83,982)
Net Unrealized Appreciation on Investments, Securities Sold Short and Futures Contracts		19,812
Net Assets	$	145,688
Net Assets – Class Z	$	125,337
Net Assets – Class A		4,616
Net Assets – Institutional Class		15,735
Outstanding Shares of Beneficial Interest – Class Z		11,645,367
Outstanding Shares of Beneficial Interest – Class A		432,689
Outstanding Shares of Beneficial Interest – Institutional Class		1,461,055
Net Asset Value, Offering and Redemption Price Per Share – Class Z*	$	10.76
Net Asset Value and Redemption Price Per Share – Class A*	$	10.67
Maximum Offering Price Per Share – Class A**	$	11.32
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class*	$	10.77

† Par Value of $0.001, unlimited authorization

* Net assets divided by shares may not calculate to the stated NAV because the amounts are shown rounded.

** Maximum Offering Price Per Share is equal to Net Asset Value/94.25%

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Barrow Hanley Value Fund	Old Mutual Focused Fund	Old Mutual Heitman REIT Fund	Old Mutual Large Cap Growth Fund
	$ 120,730	$ 579,993	$ 46,294	$ 167,288
	$ 137,760	$ 641,942	$ 63,359	$ 207,222
	—	194	—	—
	—	—	—	—
	3,979	634	269	16
	5,032	—	2,410	—
	336	534	163	136
	3	294	—	16
	2	296	1	2
	147,112	643,894	66,202	207,392
	—	—	—	—
	—	—	8	—
	90	385	47	122
	3,770	1,089	27	102
	593	—	2,789	—
	44	—	—	—
	11	51	4	15
	—	1	—	—
	—	—	—	—
	50	299	31	169
	4,558	1,825	2,906	408
	$ 142,554	$ 642,069	$ 63,296	$ 206,984
	$ 148,655	$ 1,791,562	$ 68,130	$ 506,928
	593	1,087	(2,726)	—
	(23,724)	(1,212,529)	(19,173)	(339,878)
	17,030	61,949	17,065	39,934
	$ 142,554	$ 642,069	$ 63,296	$ 206,984
	$ 88,766	$ 577,028	$ 41,059	$ 178,941
	2,514	33,875	9,457	1,066
	51,274	31,166	12,780	26,977
	14,342,399	26,529,636	5,786,329	11,035,999
	407,657	1,576,376	1,339,692	66,737
	8,296,357	1,428,860	1,810,136	1,654,478
	$ 6.19	$ 21.75	$ 7.10	$ 16.21
	$ 6.17	$ 21.49	$ 7.06	$ 15.98
	$ 6.55	$ 22.80	$ 7.49	$ 16.95
	$ 6.18	$ 21.81	$ 7.06	$ 16.31

		Old Mutual Strategic Small Company Fund
Assets:		
Investment Securities, at cost	$	89,335
Investment Securities, at value	$	111,014
Repurchase Agreement, at value		—
Cash		—
Receivable for Capital Shares Sold		4
Receivable for Investment Securities Sold		1,563
Receivable for Dividends and Interest		41
Receivable from Investment Adviser		26
Other Assets		432
Total Assets		113,080
Liabilities:		
Payable for Capital Shares Redeemed		59
Payable for Management Fees		89
Payable for Trustees' Fees		9
Payable for Investment Securities Purchased		1,247
Accrued Expenses		112
Total Liabilities		1,516
Net Assets	$	111,564
Net Assets:		
Paid-in Capital†	$	152,389
Undistributed (Distribution in Excess of) Net Investment Income/ (Accumulated Net Investment Loss)		187
Accumulated Net Realized Loss on Investments		(62,691)
Net Unrealized Appreciation on Investments		21,679
Net Assets	$	111,564
Net Assets – Class Z	$	107,478
Net Assets – Class A		918
Net Assets – Institutional Class		3,168
Outstanding Shares of Beneficial Interest – Class Z		11,381,203
Outstanding Shares of Beneficial Interest – Class A		99,239
Outstanding Shares of Beneficial Interest – Institutional Class		333,903
Net Asset Value, Offering and Redemption Price Per Share – Class Z*	$	9.44
Net Asset Value and Redemption Price Per Share – Class A*	$	9.25
Maximum Offering Price Per Share – Class A**	$	9.81
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class*	$	9.49

† Par Value of $0.001, unlimited authorization

* Net assets divided by shares may not calculate to the stated NAV because the amounts are shown rounded.

** Maximum Offering Price Per Share is equal to Net Asset Value/94.25%

N/A — Not Applicable

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual TS&W Mid-Cap Value Fund	Old Mutual TS&W Small Cap Value Fund	Old Mutual Barrow Hanley Core Bond Fund	Old Mutual Cash Reserves Fund
	$ 225,015	$ 90,482	$ 53,305	$ 40,065
	$ 257,204	$ 118,823	$ 55,697	$ 36,565
	—	—	—	3,500
	—	—	—	23
	530	26	2,650	11
	4,200	737	—	—
	366	144	547	16
	28	—	1	46
	2	3	1	1
	262,330	119,733	58,896	40,162
	2,017	1,047	625	20
	204	100	28	7
	17	8	4	3
	5,839	63	831	—
	73	48	17	40
	8,150	1,266	1,505	70
	$ 254,180	$ 118,467	$ 57,391	$ 40,092
	$ 279,608	$ 107,413	$ 55,265	$ 40,092
	110	—	1	—
	(57,727)	(17,287)	(267)	—
	32,189	28,341	2,392	—
	$ 254,180	$ 118,467	$ 57,391	$ 40,092
	$ 76,965	$ 86,737	N/A	$ 25,019
	5,408	4,815	N/A	1,072
	171,807	26,915	$ 57,391	14,001
	9,712,584	5,162,028	N/A	25,026,969
	688,098	293,106	N/A	1,071,867
	21,683,426	1,595,666	5,483,635	14,000,699
	$ 7.92	$ 16.80	N/A	$ 1.00
	$ 7.86	$ 16.43	N/A	$ 1.00
	$ 8.34	$ 17.43	N/A	N/A
	$ 7.92	$ 16.87	$ 10.47	$ 1.00

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares) — concluded

AS OF MARCH 31, 2010

	Old Mutual Dwight High Yield Fund	Old Mutual Dwight Intermediate Fixed Income Fund	Old Mutual Dwight Short Term Fixed Income Fund
Assets:			
Investment Securities, at cost	$ 10,164	$ 102,587	$ 213,094
Investment Securities, at value	$ 10,242	$ 104,860	$ 214,215
Receivable for Capital Shares Sold	—	3,372	2,470
Receivable for Investment Securities Sold	708	17,167	—
Receivable for Dividends and Interest	196	677	925
Receivable from Investment Adviser	—	23	—
Other Assets	—	1	2
Total Assets	11,146	126,100	217,612
Liabilities:			
Payable to Investment Adviser	3	—	25
Payable for Management Fees	6	39	81
Payable for Capital Shares Redeemed	—	152	248
Payable for Investment Securities Purchased	1,128	23,179	6,075
Income Distribution Payable	—	116	54
Payable for Trustees' Fees	1	9	17
Payable for Distribution and Service Fees	—	7	4
Written Option Contracts, at Value, (Proceeds received of $—, $5, $—)	—	1	—
Accrued Expenses	8	48	57
Total Liabilities	1,146	23,551	6,561
Net Assets	$ 10,000	$ 102,549	$ 211,051
Net Assets:			
Paid-in Capital†	$ 9,460	$ 98,839	$ 211,733
Undistributed (Distributions in Excess of) Net Investment Income/ (Accumulated Net Investment Loss)	18	1	(8)
Accumulated Net Realized Gain (Loss) on Investments and Future Contracts	444	1,432	(1,795)
Net Unrealized Appreciation on Investments and Written Options	78	2,277	1,121
Net Assets	$ 10,000	$ 102,549	$ 211,051
Net Assets – Class Z	N/A	$ 10,659	$ 135,568
Net Assets – Class A	N/A	52,148	40,848
Net Assets – Class C	N/A	20,717	17,726
Net Assets – Institutional Class	$ 10,000	19,025	16,909
Outstanding Shares of Beneficial Interest – Class Z	N/A	1,041,193	13,492,229
Outstanding Shares of Beneficial Interest – Class A	N/A	5,091,010	4,064,357
Outstanding Shares of Beneficial Interest – Class C	N/A	2,023,654	1,765,015
Outstanding Shares of Beneficial Interest – Institutional Class	937,404	1,856,498	1,683,571
Net Asset Value, Offering and Redemption Price Per Share – Class Z*	N/A	$ 10.24	$ 10.05
Net Asset Value and Redemption Price Per Share – Class A*	N/A	$ 10.24	$ 10.05
Maximum Offering Price Per Share – Class A	N/A	$ 10.75**	$ 10.36***
Net Asset Value, Offering and Redemption Price Per Share – Class C††*	N/A	$ 10.24	$ 10.04
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class*	$ 10.67	$ 10.25	$ 10.04

† Par Value of $0.001, unlimited authorization

†† Class C shares have a contingent deferred sales charge. For a description of a possible sales charge, please see the Fund's prospectus.

* Net assets divided by shares may not calculate to the stated NAV because the amounts are shown rounded.

** Maximum Offering Price Per Share is equal to Net Asset Value/95.25%

*** Maximum Offering Price Per Share is equal to Net Asset Value/97.00%

N/A — Not Applicable

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

96

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STATEMENTS OF OPERATIONS (000)

FOR THE YEAR ENDED MARCH 31, 2010

	Old Mutual Analytic U.S. Long/Short Fund
Investment Income:	
Dividends	$ 3,957
Interest	10
Less: Foreign Taxes Withheld	—
Total Investment Income	3,967
Expenses:	
Management Fees	1,392
Distribution and Service fees:	
Class A	12
Class C	15
Professional Fees	88
Registration and SEC Fees	49
Custodian Fees	30
Printing Fees	26
Trustees' Fees	35
Transfer Agent Fees	192
Dividend Expense on Securities Sold Short	141
Interest Expense on Securities Sold Short	179
Other Expenses	33
Total Expenses	2,192
Less:	
Net (Waiver) Recoupment of Management Fees	21
Net Expenses	2,213
Net Investment Income	1,754
Net Realized Gain (Loss) from Security Transactions (including Securities Sold Short)	24,687
Net Realized Gain on Futures Contracts	1,899
Net Change in Unrealized Appreciation (Depreciation) on Investments (including securities Sold Short)	31,607
Net Change in Unrealized Depreciation on Futures Contracts	(172)
Net Realized and Unrealized Gain on Investments	58,021
Increase in Net Assets Resulting from Operations	$ 59,775

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual Barrow Hanley Value Fund	Old Mutual Focused Fund	Old Mutual Heitman REIT Fund	Old Mutual Large Cap Growth Fund
$ 4,072	$ 3,920	$ 1,604	$ 2,543
—	—	—	—
(23)	(18)	—	(14)
4,049	3,902	1,604	2,529
1,100	1,886	428	1,401
7	41	19	4
8	8	3	11
65	155	24	93
43	20	34	(29)
8	5	7	12
20	402	17	136
29	78	10	39
146	895	95	872
—	—	—	—
—	—	—	—
24	31	11	31
1,450	3,521	648	2,570
(104)	(1,007)	(51)	(556)
1,346	2,514	597	2,014
2,703	1,388	1,007	515
(19,147)	103,041	3,159	5,496
—	—	—	—
78,252	(41,764)	26,027	60,472
—	—	—	—
59,105	61,277	29,186	65,968
$ 61,808	$ 62,665	$ 30,193	$ 66,483

STATEMENTS OF OPERATIONS (000) — continued

FOR THE YEAR ENDED MARCH 31, 2010

	Old Mutual Strategic Small Company Fund
Investment Income:	
Dividends	$ 714
Interest	—
Less: Foreign Taxes Withheld	(9)
Total Investment Income	705
Expenses:	
Management Fees	1,021
Distribution and Service Fees:	
Class A	2
Class C	—
Professional Fees	49
Registration and SEC Fees	(10)
Custodian Fees	30
Printing Fees	135
Trustees' Fees	23
Transfer Agent Fees	519
Offering Costs	—
Pricing Fees	5
Other Expenses	24
Total Expenses	1,798
Less:	
Net (Waiver) Recoupment of Management Fees	(422)
Reimbursement of Other Expenses by Adviser	—
Net Expenses	1,376
Net Investment Income (Loss)	(671)
Net Increase from Payment by Affiliates[2]	46
Net Realized Gain (Loss) from Security Transactions	14,866
Net Change in Unrealized Appreciation on Investments	25,979
Net Realized and Unrealized Gain on Investments	40,891
Increase in Net Assets Resulting from Operations	$ 40,220

[1] See Note 3.

[2] See Note 2.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

100

	Old Mutual TS&W Mid-Cap Value Fund	Old Mutual TS&W Small Cap Value Fund	Old Mutual Barrow Hanley Core Bond Fund	Old Mutual Cash Reserves Fund
	$ 3,757	$ 1,421	$ 4	$ —
	—	—	2,706	119
	(9)	—	—	—
	3,748	1,421	2,710	119
	1,979	994	312	123
	15	10	—	3
	9	9	—	13
	96	46	23	15
	7	(3)	19	45
	13	10	6	14
	59	27	—	34
	44	21	10	6
	241	130	1	100
	9	11	—	—
	1	1	27	7
	30	18	10	37
	2,503	1,274	408	397
	(300)	(44)	(44)	(123)[1]
	—	—	—	(185)[1]
	2,203	1,230	364	89
	1,545	191	2,346	30
	—	—	—	—
	19,740	2,004	(225)	—
	43,872	33,426	3,755	—
	63,612	35,430	3,530	—
	$ 65,157	$ 35,621	$ 5,876	$ 30

STATEMENTS OF OPERATIONS (000) — concluded

FOR THE YEAR ENDED MARCH 31, 2010

	Old Mutual Dwight High Yield Fund	Old Mutual Dwight Intermediate Fixed Income Fund	Old Mutual Dwight Short Term Fixed Income Fund
Investment Income:			
Dividends	$ 2	$ 34	$ 40
Interest	1,787	4,507	6,786
Total Investment Income	1,789	4,541	6,826
Expenses:			
Management Fees	88	476	926
Distribution and Service Fees:			
Class A	—	139	113
Class C	—	236	126
Professional Fees	6	52	101
Registration and SEC Fees	19	35	48
Custodian Fees	4	13	12
Printing Fees	—	33	41
Trustees' Fees	2	21	42
Transfer Agent Fees	1	105	134
Pricing Fees	6	38	16
Other Expenses	5	20	32
Total Expenses	131	1,168	1,591
Less:			
Net (Waiver) Recoupment of Management Fees	(30)	(194)	76
Net Expenses	101	974	1,667
Net Investment Income	1,688	3,567	5,159
Net Realized Gain from Security Transactions	1,116	2,285	936
Net Realized Gain on Futures Contracts	—	28	—
Net Change in Unrealized Appreciation on Investments	2,869	3,317	5,091
Net Change in Unrealized Depreciation on Futures Contracts	—	(22)	—
Net Change in Unrealized Appreciation on Written Option Contracts	—	4	—
Net Realized and Unrealized Gain on Investments	3,985	5,612	6,027
Increase in Net Assets Resulting from Operations	$ 5,673	$ 9,179	$ 11,186

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

This page is intentionally left blank.

Statements of Changes in Net Assets (000)

	Old Mutual Analytic U.S. Long/Short Fund	
	4/1/09 to 3/31/10	4/1/08 to 3/31/09
Investment Activities:		
Net Investment Income	$ 1,754	$ 905
Net Realized Gain (Loss) from Investments (including Securities Sold Short) and Futures Contracts	26,586	(89,014)
Net Change in Unrealized Appreciation (Depreciation) on Investments (including Securities Sold Short) and Futures Contracts	31,435	(13,735)
Net Increase (Decrease) in Net Assets Resulting from Operations	59,775	(101,844)
Dividends and Distributions to Shareholders From:		
Net Investment Income:		
Class Z	(1,239)	(614)
Class A	(27)	(26)
Class C	—	(11)
Institutional Class	(252)	(90)
Net Realized Gains from Investment Transactions:		
Class Z	—	—
Class A	—	—
Class C	—	—
Institutional Class	—	—
Return of Capital:		
Class Z	—	—
Institutional Class	—	—
Total Dividends and Distributions	(1,518)	(741)
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions[1]	(95,467)	172,116
Total Increase (Decrease) in Net Assets	(37,210)	69,531
Net Assets:		
Beginning of Period	182,898	113,367
End of Period	$ 145,688	$ 182,898
Undistributed (Distributions in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	$ 582	$ 345

[1] See Note 5.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Barrow Hanley Value Fund		Old Mutual Focused Fund		Old Mutual Heitman REIT Fund		Old Mutual Large Cap Growth Fund	
	4/1/09 to 3/31/10	4/1/08 to 3/31/09	4/1/09 to 3/31/10	4/1/08 to 3/31/09	4/1/09 to 3/31/10	4/1/08 to 3/31/09	4/1/09 to 3/31/10	4/1/08 to 3/31/09
	$ 2,703	$ 4,057	$ 1,388	$ 1,088	$ 1,007	$ 1,952	$ 515	$ 154
	(19,147)	(4,111)	103,041	(33,358)	3,159	(21,864)	5,496	(40,013)
	78,252	(60,420)	(41,764)	446	26,027	(25,800)	60,472	(31,416)
	61,808	(60,474)	62,665	(31,824)	30,193	(45,712)	66,483	(71,275)
	(1,702)	(1,781)	(561)	(723)	(788)	(1,060)	(567)	—
	(46)	(63)	(140)	(33)	(154)	(161)	(1)	—
	(8)	(39)	—	(11)	(5)	(8)	—	—
	(1,330)	(1,198)	(148)	(271)	(160)	(202)	(111)	—
	—	—	—	(199)	—	—	—	—
	—	—	—	(9)	—	—	—	—
	—	—	—	(3)	—	—	—	—
	—	—	—	(73)	—	—	—	—
	—	—	—	—	—	—	(63)	—
	—	—	—	—	—	—	(55)	—
	(3,086)	(3,081)	(849)	(1,322)	(1,107)	(1,431)	(797)	—
	(31,253)	35,203	519,249	51,125	4,034	(26,574)	(854)	114,226
	27,469	(28,352)	581,065	17,979	33,120	(73,717)	64,832	42,951
	115,085	143,437	61,004	43,025	30,176	103,893	142,152	99,201
	$ 142,554	$ 115,085	$ 642,069	$ 61,004	$ 63,296	$ 30,176	$ 206,984	$ 142,152
	$ 593	$ 976	$ 1,087	$ 258	$ (2,726)	$ (2,348)	$ —	$ 164

Statements of Changes in Net Assets (000) — continued

	Old Mutual Strategic Small Company Fund	
	4/1/09 to 3/31/10	4/1/08 to 3/31/09
Investment Activities:		
Net Investment Income (Loss)	$ (671)	$ (7)
Net Increase from Payment by Affiliates[1]	46	15
Net Realized Gain (Loss) from Investments	14,866	(10,866)
Net Change in Unrealized Appreciation (Depreciation) on Investments	25,979	1,727
Net Increase (Decrease) in Net Assets Resulting from Operations	40,220	(9,131)
Dividends and Distributions to Shareholders From:		
Net Investment Income:		
Class Z	(250)	—
Class A	(1)	—
Class C	—	—
Institutional Class	(14)	—
Net Realized Gains from Investment Transactions:		
Class Z	—	—
Class A	—	—
Class C	—	—
Institutional Class	—	—
Total Dividends and Distributions	(265)	—
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions[2]	(20,625)	75,915
Total Increase (Decrease) in Net Assets	19,330	66,784
Net Assets:		
Beginning of Period	92,234	25,450
End of Period	$ 111,564	$ 92,234
Undistributed (Distributions in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	$ 187	$ (11)

[1] See Note 2.
[2] See Note 5.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual TS&W Mid-Cap Value Fund		Old Mutual TS&W Small Cap Value Fund		Old Mutual Barrow Hanley Core Bond Fund		Old Mutual Cash Reserves Fund	
	4/1/09 to 3/31/10	4/1/08 to 3/31/09	4/1/09 to 3/31/10	4/1/08 to 3/31/09	4/1/09 to 3/31/10	4/1/08 to 3/31/09	4/1/09 to 3/31/10	4/1/08 to 3/31/09
	$ 1,545	$ 323	$ 191	$ 59	$ 2,346	$ 2,500	$ 30	$ 550
	—	—	—	2	—	—	—	—
	19,740	(35,871)	2,004	(11,121)	(225)	1,508	—	2
	43,872	9,148	33,426	(7,989)	3,755	(2,208)	—	—
	65,157	(26,400)	35,621	(19,049)	5,876	1,800	30	552
	(375)	—	(146)	(43)	—	—	(29)	(530)
	(12)	(21)	(1)	(2)	—	—	(1)	(9)
	—	(8)	—	(1)	—	—	(1)	(10)
	(927)	(268)	(88)	—	(2,357)	(2,486)	—	—
	—	—	—	(3,991)	—	—	—	—
	—	—	—	(218)	—	—	—	—
	—	—	—	(116)	—	—	—	—
	—	—	—	—	(1,256)	(759)	—	—
	(1,314)	(297)	(235)	(4,371)	(3,613)	(3,245)	(31)	(549)
	65,306	91,027	23,388	35,306	12,037	(2,524)	3,086	(3,135)
	129,149	64,330	58,774	11,886	14,300	(3,969)	3,085	(3,132)
	125,031	60,701	59,693	47,807	43,091	47,060	37,007	40,139
	$ 254,180	$ 125,031	$ 118,467	$ 59,693	$ 57,391	$ 43,091	$ 40,092	$ 37,007
	$ 110	$ 106	$ —	$ 10	$ 1	$ —	$ —	$ 1

Statements of Changes in Net Assets (000) — concluded

	Old Mutual Dwight High Yield Fund	
	4/1/09 to 3/31/10	4/1/08 to 3/31/09
Investment Activities:		
Net Investment Income	$ 1,688	$ 1,114
Net Increase from Payment by Affiliates[1]	—	—
Net Realized Gain (Loss) from Investments and Futures Contracts	1,116	(402)
Net Change in Unrealized Appreciation (Depreciation) on Investments, Futures Contracts and Written Option Contracts	2,869	(1,890)
Net Increase (Decrease) in Net Assets Resulting from Operations and Futures Contracts	5,673	(1,178)
Dividends and Distributions to Shareholders From:		
Net Investment Income:		
Class Z	—	—
Class A	—	—
Class C	—	—
Institutional Class	(1,645)	(1,134)
Net Realized Gains from Investment Transactions:		
Class Z	—	—
Class A	—	—
Class C	—	—
Institutional Class	(165)	—
Total Dividends and Distributions	(1,810)	(1,134)
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions[2]	(3,189)	3,036
Total Increase in Net Assets	674	724
Net Assets:		
Beginning of Period	9,326	8,602
End of Period	$10,000	$ 9,326
Undistributed (Distributions in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	$ 18	$ (14)

[1] See Note 2.
[2] See Note 5.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Dwight Intermediate Fixed Income Fund		Old Mutual Dwight Short Term Fixed Income Fund	
	4/1/09 to 3/31/10	4/1/08 to 3/31/09	4/1/09 to 3/31/10	4/1/08 to 3/31/09
	$ 3,567	$ 2,939	$ 5,159	$ 6,142
	—	3	—	—
	2,313	616	936	(3)
	3,299	(1,606)	5,091	(4,090)
	9,179	1,952	11,186	2,049
	(374)	(177)	(3,601)	(5,322)
	(1,981)	(693)	(1,070)	(320)
	(665)	(125)	(312)	(147)
	(643)	(1,892)	(202)	(2)
	(91)	(114)	—	—
	(539)	(545)	—	—
	(218)	(118)	—	—
	(167)	(838)	—	—
	(4,678)	(4,502)	(5,185)	(5,791)
	21,375	4,939	33,934	12,616
	25,876	2,389	39,935	8,874
	76,673	74,284	171,116	162,242
	$102,549	$ 76,673	$211,051	$171,116
	$ 1	$ —	$ (8)	$ 3

STATEMENT OF CASH FLOWS (000)

FOR THE YEAR ENDED MARCH 31, 2010

	Old Mutual Analytic U.S. Long/Short Fund
Cash Flows Provided From (Used In) Operating Activities:	
Interest and Dividends Received (Excludes Net Amortization/Accretion of $4)	$ 3,933
Purchases of Long-term Investments Securities	(403,244)
Proceeds from Sales of Long-term Investments Securities	534,708
Net Cash Provided From Futures Contracts	1,772
Net Cash Used in Short Sale Transactions	(38,533)
Net Decrease in Short-term Investments	257
Operating Expenses Paid	(2,213)
Net Cash Provided From Operating Activities	96,680
Cash Flows Provided From (Used In) Financing Activities:	
Decrease in Shares of Beneficial Interest Sold	(96,045)
Cash Dividends Paid, Excluding Reinvestment of $713	(805)
Decrease in Deposits with Brokers	146
Increase in Payable to Custodian	4
Net Cash Used In Financing Activities	(96,700)
Net Change in Cash	(20)
Cash at Beginning of Year	20
Cash at End of Year	$ —
Reconciliation of Net Increase in Net Assets from Operations to Net Cash Provided from Operating Activities:	
Net Increase in Net Assets Resulting from Operations	$ 59,775
Decrease in Investments	38,131
Accretion of Discount on Investments	(4)
Increase in Dividends and Interest Receivable	(30)
Increase in Payable for Securities Purchased	480
Increase in Variation Margin Payable	45
Increase in Other Assets	(3)
Decrease in Accrued Expenses	(317)
Increase in Receivable for Securities Sold	(1,397)
Total Adjustments	36,905
Net Cash Provided From Operating Activities	$ 96,680

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED MARCH 31, (UNLESS OTHERWISE NOTED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL ANALYTIC U.S. LONG/SHORT FUND															
Class Z															
2010	$ 7.85	$ 0.10	$ 2.90	$ 3.00	$(0.09)	$ —	$(0.09)	$ —	$ 10.76	38.30%	$ 125,337	1.28%@	1.23%	1.01%	199.77%
2009	13.11	0.06	(5.29)	(5.23)	(0.03)	—	(0.03)	—	7.85	(39.91)%	149,755	1.83%@	1.69%	0.57%	184.31%
2008	14.20	0.03	(1.09)	(1.06)	(0.03)	—	(0.03)	—	13.11	(7.47)%	46,374	1.45%@	1.83%	0.18%	235.64%
2007	11.70	0.08	2.46	2.54	(0.04)	—	(0.04)	—	14.20	21.74%	150,654	1.24%@	1.56%	0.59%	171.44%[8]
2006	10.60	0.05	1.13	1.18	(0.08)	—	(0.08)	—	11.70	11.16%	27,771	1.27%@	1.30%	0.47%	208.15%
Class A															
2010	$ 7.77	$ 0.07	$ 2.89	$ 2.96	$(0.06)	$ —	$(0.06)	$ —	$ 10.67	38.09%	$ 4,616	1.53%@	1.97%	0.76%	199.77%
2009	13.02	0.01	(5.23)	(5.22)	(0.03)	—	(0.03)	—	7.77	(40.12)%	5,222	2.03%@	2.59%	0.07%	184.31%
2008	14.15	(0.03)	(1.05)	(1.08)	(0.05)	—	(0.05)	—	13.02	(7.66)%	14,468	1.87%@	2.75%	(0.19)%	235.64%
2007	11.68	0.05	2.44	2.49	(0.02)	—	(0.02)	—	14.15	21.33%	2,546	1.48%@	2.47%	0.39%	171.44%[8]
2006	10.58	0.03	1.13	1.16	(0.06)	—	(0.06)	—	11.68	10.97%	387	1.49%@	1.54%	0.29%	208.15%
Institutional Class															
2010	$ 7.86	$ 0.11	$ 2.92	$ 3.03	$(0.12)	$ —	$(0.12)	$ —	$ 10.77	38.60%	$ 15,735	1.09%@	1.18%	1.16%	199.77%
2009	13.09	0.05	(5.25)	(5.20)	(0.03)	—	(0.03)	—	7.86	(39.73)%	24,956	1.60%@	1.71%	0.50%	184.31%
2008	14.20	0.02	(1.05)	(1.03)	(0.08)	—	(0.08)	—	13.09	(7.32)%	44,322	1.47%@	1.63%	0.18%	235.64%
2007[2]	13.51	0.03	0.66	0.69	—	—	—	—	14.20	5.11%	—	1.01%@	2,495.13%	0.73%	171.44%[8]
OLD MUTUAL BARROW HANLEY VALUE FUND															
Class Z															
2010	$ 4.01	$ 0.10	$ 2.19	$ 2.29	$(0.11)	$ —	$(0.11)	$ —	$ 6.19	57.65%	$ 88,766	1.00%	1.07%	1.87%	24.80%
2009	6.65	0.16	(2.68)	(2.52)	(0.12)	—	(0.12)	—	4.01	(38.29)%	67,325	1.10%	1.22%	3.03%	17.05%
2008	8.82	0.14	(0.97)	(0.83)	(0.20)	(1.14)	(1.34)	—	6.65	(11.49)%	86,801	1.10%	1.37%	1.59%	9.69%
2007	16.61	0.19	1.37	1.56	(0.21)	(9.14)	(9.35)	—	8.82	14.03%	124,884	1.10%	1.43%	1.52%	62.56%
2006	16.65	0.09	0.68	0.77	(0.14)	(0.67)	(0.81)	—	16.61	4.69%	311,142	1.37%	1.45%	0.51%	26.88%
Class A															
2010	$ 4.00	$ 0.09	$ 2.17	$ 2.26	$(0.09)	$ —	$(0.09)	$ —	$ 6.17	57.05%	$ 2,514	1.26%	1.76%	1.72%	24.80%
2009	6.64	0.14	(2.66)	(2.52)	(0.12)	—	(0.12)	—	4.00	(38.39)%	2,530	1.35%	2.23%	2.76%	17.05%
2008	8.80	0.12	(0.97)	(0.85)	(0.17)	(1.14)	(1.31)	—	6.64	(11.68)%	2,379	1.35%	2.38%	1.36%	9.69%
2007	16.58	0.15	1.38	1.53	(0.17)	(9.14)	(9.31)	—	8.80	13.86%	2,806	1.35%	1.79%	1.27%	62.56%
2006	16.62	0.06	0.65	0.71	(0.08)	(0.67)	(0.75)	—	16.58	4.34%	3,791	1.59%	1.66%	0.38%	26.88%
Institutional Class															
2010	$ 4.01	$ 0.11	$ 2.18	$ 2.29	$(0.12)	$ —	$(0.12)	$ —	$ 6.18	57.64%	$ 51,274	0.87%	0.90%	2.01%	24.80%
2009	6.63	0.17	(2.66)	(2.49)	(0.13)	—	(0.13)	—	4.01	(38.06)%	44,011	0.90%	1.02%	3.24%	17.05%
2008	8.83	0.41	(1.25)	(0.84)	(0.22)	(1.14)	(1.36)	—	6.63	(11.57)%	51,690	0.90%	1.02%	2.00%	9.69%
2007[2]	8.69	0.05	0.09	0.14	—	—	—	—	8.83	1.61%	—	0.93%	2,546.53%	2.10%	62.56%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*.^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL FOCUSED FUND																
Class Z																
2010	$14.58	$ 0.10	$ 7.20	$ 7.30	$(0.13)	$ —	$ —	$(0.13)	$ —	$21.75	50.14%	$ 577,028	0.95%	1.38%	0.50%	318.10%
2009	21.84	0.25	(7.20)	(6.95)	(0.24)	(0.07)	—	(0.31)	—	14.58	(31.88)%	42,976	1.12%	1.45%	1.33%	309.24%
2008	23.53	0.19	(0.86)	(0.67)	(0.06)	(0.96)	—	(1.02)	—	21.84	(3.21)%	17,780	1.15%	1.36%	0.78%	97.93%
2007	20.36	0.13	3.10	3.23	(0.06)	—	—	(0.06)	—	23.53	15.85%	25,555	1.15%	1.44%	0.57%	95.63%
2006	18.61	0.02	1.82	1.84	(0.09)	—	—	(0.09)	—	20.36	9.88%	17,566	1.39%	1.47%	0.08%	110.47%
Class A																
2010	$14.44	$ 0.10	$ 7.08	$ 7.18	$(0.13)	$ —	$ —	$(0.13)	$ —	$21.49	49.80%	$ 33,875	1.20%	1.38%	0.49%	318.10%
2009	21.68	0.18	(7.11)	(6.93)	(0.24)	(0.07)	—	(0.31)	—	14.44	(32.04)%	1,950	1.35%	2.76%	1.01%	309.24%
2008	23.39	0.11	(0.83)	(0.72)	(0.03)	(0.96)	—	(0.99)	—	21.68	(3.46)%	1,690	1.40%	2.20%	0.44%	97.93%
2007	20.29	0.12	3.03	3.15	(0.05)	—	—	(0.05)	—	23.39	15.52%	3,265	1.40%	1.73%	0.50%	95.63%
2006	18.55	(0.03)	1.81	1.78	(0.04)	—	—	(0.04)	—	20.29	9.59%	69	1.64%	1.72%	(0.15)%	110.47%
Institutional Class																
2010	$14.62	$ 0.18	$ 7.18	$ 7.36	$(0.17)	$ —	$ —	$(0.17)	$ —	$21.81	50.44%	$ 31,166	0.80%	0.91%	0.91%	318.10%
2009	21.81	0.30	(7.17)	(6.87)	(0.25)	(0.07)	—	(0.32)	—	14.62	(31.58)%	15,451	0.71%	0.98%	1.60%	309.24%
2008	23.54	0.29	(0.93)	(0.64)	(0.13)	(0.96)	—	(1.09)	—	21.81	(3.12)%	23,097	0.80%	1.02%	1.46%	97.93%
2007[2]	24.26	0.06	(0.78)	(0.72)	—	—	—	—	—	23.54	(2.97)%	—	0.83%	2,604.40%	0.91%	95.63%
OLD MUTUAL HEITMAN REIT FUND																
Class Z																
2010	$ 3.67	$ 0.12	$ 3.44	$ 3.56	$(0.13)	$ —	$ —	$(0.13)	$ —	$ 7.10	98.07%	$ 41,059	1.25%	1.32%	2.20%	182.26%
2009	9.12	0.21	(5.50)	(5.29)	(0.16)	—	—	(0.16)	—	3.67	(58.68)%	23,233	1.07%	1.23%	2.97%	86.69%
2008	15.34	0.09	(2.85)	(2.76)	(0.27)	(3.19)	—	(3.46)	—	9.12	(18.90)%	68,843	1.25%	1.36%	0.71%	66.23%
2007	14.28	0.12	2.57	2.69	(0.30)	(1.33)	—	(1.63)	—	15.34	19.20%	181,763	1.25%	1.30%	0.79%	67.95%
2006	11.77	0.10	4.07	4.17	(0.19)	(1.36)	(0.11)[3]	(1.66)	—	14.28	37.47%	182,951	1.31%	1.31%	0.73%	69.95%
Class A																
2010	$ 3.65	$ 0.11	$ 3.42	$ 3.53	$(0.12)	$ —	$ —	$(0.12)	$ —	$ 7.06	97.55%	$ 9,457	1.50%	1.63%	1.92%	182.26%
2009	9.08	0.20	(5.49)	(5.29)	(0.14)	—	—	(0.14)	—	3.65	(58.85)%	4,333	1.40%	1.95%	2.78%	86.69%
2008	15.34	0.29	(3.07)	(2.78)	(0.29)	(3.19)	—	(3.48)	—	9.08	(19.05)%	10,438	1.50%	1.64%	3.14%	66.23%
2007	14.28	0.08	2.57	2.65	(0.26)	(1.33)	—	(1.59)	—	15.34	18.89%	389	1.50%	2.71%	0.56%	67.95%
2006	11.77	0.07	4.07	4.14	(0.16)	(1.36)	(0.11)[3]	(1.63)	—	14.28	37.16%	267	1.56%	1.56%	0.54%	69.95%
Institutional Class																
2010	$ 3.65	$ 0.12	$ 3.44	$ 3.56	$(0.15)	$ —	$ —	$(0.15)	$ —	$ 7.06	98.52%	$ 12,780	0.95%	1.22%	1.92%	182.26%
2009	9.06	0.17	(5.41)	(5.24)	(0.17)	—	—	(0.17)	—	3.65	(58.56)%	2,304	0.91%	1.31%	2.06%	86.69%
2008	15.34	0.32	(3.07)	(2.75)	(0.34)	(3.19)	—	(3.53)	—	9.06	(18.85)%	24,318	0.95%	1.26%	3.98%	66.23%
2007[2]	15.00	0.10	0.40	0.50	(0.16)	—	—	(0.16)	—	15.34	3.37%	—	0.96%	2,435.56%	2.22%	67.95%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL LARGE CAP GROWTH FUND																
Class Z																
2010	$11.18	$ 0.04	$ 5.05	$ 5.09	$(0.05)	$ —	$(0.01)	$(0.06)	$ —	$ 16.21	45.52%	$ 178,941	1.08%	1.44%	0.27%	99.02%
2009	18.91	0.02	(7.75)	(7.73)	—	—	—	—	—	11.18	(40.88)%	136,809	1.25%	1.61%	0.14%	160.62%
2008	18.28	(0.06)	0.69	0.63	—	—	—	—	—	18.91	3.45%	94,245	1.25%	1.68%	(0.31)%	112.65%
2007	17.78	(0.08)	0.58	0.50	—	—	—	—	—	18.28	2.81%	111,341	1.25%	1.51%	(0.44)%	157.06%
2006	14.03	(0.14)	3.89	3.75	—	—	—	—	—	17.78	26.73%	140,148	1.41%	1.44%	(0.90)%	128.58%
Class A																
2010	$11.01	$ —	$ 4.98	$ 4.98	$(0.01)	$ —	$ —	$(0.01)	$ —	$ 15.98	45.22%	$ 1,066	1.36%	0.36%	0.01%	99.02%
2009	18.69	(0.01)	(7.67)	(7.68)	—	—	—	—	—	11.01	(41.09)%	1,700	1.50%	2.44%	(0.06)%	160.62%
2008	18.11	(0.10)	0.68	0.58	—	—	—	—	—	18.69	3.20%	2,002	1.50%	3.31%	(0.51)%	112.65%
2007	17.66	(0.12)	0.57	0.45	—	—	—	—	—	18.11	2.55%	660	1.50%	2.78%	(0.67)%	157.06%
2006	13.97	(0.17)	3.86	3.69	—	—	—	—	—	17.66	26.41%	84	1.64%	1.68%	(1.05)%	128.58%
Institutional Class																
2010	$11.25	$ 0.06	$ 5.07	$ 5.13	$(0.05)	$ —	$(0.02)	$(0.07)	$ —	$ 16.31	45.69%	$ 26,977	0.90%	0.79%	0.41%	99.02%
2009	18.96	0.19	(7.90)	(7.71)	—	—	—	—	—	11.25	(40.66)%	1,610	0.95%	8.98%	1.74%	160.62%
2008	18.29	(0.01)	0.68	0.67	—	—	—	—	—	18.96	3.66%	—	0.95%	3,758.64%	(0.05)%	112.65%
2007[2]	18.33	(0.01)	(0.03)	(0.04)	—	—	—	—	—	18.29	(0.22)%	—	0.97%	2,564.04%	(0.16)%	157.06%
OLD MUTUAL STRATEGIC SMALL COMPANY FUND																
Class Z																
2010	$ 6.37	$(0.05)	$ 3.14[6]	$ 3.09	$(0.02)	$ —	$ —	$(0.02)	$ —	$ 9.44	48.56%[6]	$ 107,478	1.30%	1.74%	(0.65)%	171.87%
2009	9.78	—	(3.41)[6]	(3.41)	—	—	—	—	—	6.37	(34.87)%[6]	79,518	1.10%	1.75%	(0.01)%	289.91%
2008	13.47	(0.03)	(0.96)	(0.99)	—	(2.70)	—	(2.70)	—	9.78	(11.00)%	24,156	1.35%	1.74%	(0.19)%	142.78%
2007	17.43	(0.12)	0.33	0.21	—	(4.17)	—	(4.17)	—	13.47	5.12%	35,712	1.35%	1.63%	(0.84)%	160.24%
2006	14.47	(0.13)	3.09	2.96	—	—	—	—	—	17.43	20.46%	48,107	1.46%	1.54%	(0.82)%	148.73%
Class A																
2010	$ 6.25	$(0.08)	$ 3.09[6]	$ 3.01	$(0.01)	$ —	$ —	$(0.01)	$ —	$ 9.25	48.12%[6]	$ 918	1.55%	0.44%	(0.97)%	171.87%
2009	9.61	(0.03)	(3.33)[6]	(3.36)	—	—	—	—	—	6.25	(34.96)%[6]	720	1.36%	4.20%	(0.32)%	289.91%
2008	13.31	(0.06)	(0.94)	(1.00)	—	(2.70)	—	(2.70)	—	9.61	(11.22)%	1,261	1.60%	3.03%	(0.49)%	142.78%
2007	17.31	(0.14)	0.31	0.17	—	(4.17)	—	(4.17)	—	13.31	4.88%	1,296	1.60%	2.13%	(1.08)%	160.24%
2006	14.41	(0.16)	3.06	2.90	—	—	—	—	—	17.31	20.12%	233	1.70%	1.78%	(1.00)%	148.73%
Institutional Class																
2010	$ 6.39	$(0.03)	$ 3.16[6]	$ 3.13	$(0.03)	$ —	$ —	$(0.03)	$ —	$ 9.49	49.05%[6]	$ 3,168	1.05%	1.14%	(0.35)%	171.87%
2009	9.80	(0.02)	(3.39)[6]	(3.41)	—	—	—	—	—	6.39	(34.80)%[6]	11,923	1.06%	18.23%	(0.32)%	289.91%
2008	13.48	—	(0.98)	(0.98)	—	(2.70)	—	(2.70)	—	9.80	(10.92)%	—	1.10%	3,635.24%	(0.02)%	142.78%
2007[2]	12.93	(0.03)	0.58	0.55	—	—	—	—	—	13.48	4.25%	—	1.12%	2,509.06%	(0.69)%	160.24%

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*.^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL TS&W MID-CAP VALUE FUND															
Class Z															
2010	$ 5.65	$ 0.05	$ 2.26	$ 2.31	$(0.04)	$ —	$(0.04)	$ —	$ 7.92	40.90%	$ 76,965	1.12%	1.38%	0.64%	125.29%
2009[††]	6.02	0.07	(0.41)	(0.34)	(0.03)	—	(0.03)	—	5.65	(5.60)%	60,618	1.12%	3.20%	1.29%	163.38%
Class A															
2010	$ 5.61	$ 0.03	$ 2.24	$ 2.27	$(0.02)	$ —	$(0.02)	$ —	$ 7.86	40.41%	$ 5,408	1.40%	1.94%	0.36%	125.29%
2009	8.69	0.02	(3.07)	(3.05)	(0.03)	—	(0.03)	—	5.61	(35.07)%	5,304	1.40%	2.53%	0.29%	163.38%
2008[5]	10.00	0.01	(1.32)	(1.31)	—	—	—	—	8.69	(13.10)%	2,340	1.40%	3.69%	0.17%	66.60%
Institutional Class															
2010	$ 5.65	$ 0.06	$ 2.25	$ 2.31	$(0.04)	$ —	$(0.04)	$ —	$ 7.92	41.01%	$ 171,807	1.00%	1.06%	0.82%	125.29%
2009	8.72	0.05	(3.08)	(3.03)	(0.04)	—	(0.04)	—	5.65	(34.81)%	57,430	1.00%	1.18%	0.58%	163.38%
2008[5]	10.00	0.04	(1.31)	(1.27)	(0.01)	—	(0.01)	—	8.72	(12.75)%	56,426	1.00%	1.10%	0.57%	66.60%
OLD MUTUAL TS&W SMALL CAP VALUE FUND															
Class Z															
2010	$11.29	$ 0.03	$ 5.51	$ 5.54	$(0.03)	$ —	$(0.03)	$ —	$16.80	49.10%	$ 86,737	1.25%	1.30%	0.18%	83.31%
2009	19.76	0.02	(6.77)[6]	(6.75)	(0.02)	(1.70)	(1.72)	—	11.29	(34.57)%[6]	55,976	1.23%	1.37%	0.15%	139.92%
2008	26.30	(0.13)	(2.52)	(2.65)	—	(3.89)	(3.89)	—	19.76	(11.53)%	45,862	1.30%	1.49%	(0.51)%	40.37%
2007	28.15	(0.14)	2.48	2.34	—	(4.19)	(4.19)	—	26.30	8.80%	67,029	1.30%	1.45%	(0.53)%	35.43%
2006	25.20	(0.15)	5.57	5.42	—	(2.47)	(2.47)	—	28.15	22.69%	68,271	1.46%	1.47%	(0.56)%	41.45%
Class A															
2010	$11.05	$(0.01)	$ 5.39	$ 5.38	$ —	$ —	$ —	$ —	$16.43	48.71%	$ 4,815	1.50%	1.47%	(0.08)%	83.31%
2009	19.43	—	(6.66)[6]	(6.66)	(0.02)	(1.70)	(1.72)	—	11.05	(34.71)%[6]	2,160	1.53%	3.25%	(0.01)%	139.92%
2008	25.99	(0.16)	(2.51)	(2.67)	—	(3.89)	(3.89)	—	19.43	(11.75)%	1,137	1.55%	4.57%	(0.71)%	40.37%
2007	27.93	(0.21)	2.46	2.25	—	(4.19)	(4.19)	—	25.99	8.54%	856	1.55%	2.17%	(0.78)%	35.43%
2006	25.08	(0.21)	5.53	5.32	—	(2.47)	(2.47)	—	27.93	22.39%	975	1.70%	1.71%	(0.81)%	41.45%
Institutional Class															
2010	$11.32	$ 0.05	$ 5.54	$ 5.59	$(0.04)	$ —	$(0.04)	$ —	$16.87	49.46%	$ 26,915	1.10%	1.16%	0.34%	83.31%
2009[††]	14.28	0.02	(1.26)[6]	(1.24)	(0.02)	(1.70)	(1.72)	—	11.32	(9.52)%[6]	—	1.09%	24,873.11%	0.15%	139.92%
OLD MUTUAL BARROW HANLEY CORE BOND FUND															
Institutional Class															
2010	$ 9.96	$ 0.47	$ 0.75	$ 1.22	$(0.48)	$(0.23)	$(0.71)	$ —	$10.47	12.42%	$ 57,391	0.70%	0.78%	4.51%	114.66%
2009	10.19	0.45	(0.09)	0.36	(0.45)	(0.14)	(0.59)	—	9.96	3.72%	43,091	0.70%	0.75%	4.57%	201.34%
2008[4]	10.00	0.17	0.19	0.36	(0.17)	—	(0.17)	—	10.19	3.58%	47,060	0.70%	0.95%	4.68%	70.77%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL CASH RESERVES FUND															
Class Z															
2010	$ 1.00	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 1.00	0.10%	$ 25,019	0.27%	1.09%	0.10%	n/a
2009	1.00	0.01	—	0.01	(0.01)	—	(0.01)	—	1.00	1.49%	32,732	0.72%	1.10%	1.51%	n/a
2008	1.00	0.04	—	0.04	(0.04)	—	(0.04)	—	1.00	4.18%	37,542	0.73%	0.99%	4.11%	n/a
2007	1.00	0.04	—	0.04	(0.04)	—	(0.04)	—	1.00	4.56%	32,909	0.73%	0.94%	4.47%	n/a
2006	1.00	0.03	—	0.03	(0.03)	—	(0.03)	—	1.00	2.96%	34,503	0.84%	0.85%	2.88%	n/a
Class A															
2010	$ 1.00	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 1.00	0.10%	$ 1,072	0.25%	2.45%	0.10%	n/a
2009	1.00	0.01	—	0.01	(0.01)	—	(0.01)	—	1.00	1.26%	1,045	0.93%	4.23%	1.10%	n/a
2008[7]	1.00	0.02	0.01	0.03	(0.03)	—	(0.03)	—	1.00	3.05%	907	0.98%	7.21%	2.99%	n/a
Institutional Class															
2010	$ 1.00	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 1.00	0.66%	$ 14,001	0.20%	4.26%	0.03%	n/a
2009	1.00	0.02	(0.00)	0.02	(0.02)	—	(0.02)	—	1.00	1.78%	1	0.43%	6,149.85%	1.77%	n/a
2008[7]	1.00	0.03	0.01	0.04	(0.04)	—	(0.04)	—	1.00	3.54%	1	0.73%	1,509.12%	3.96%	n/a
OLD MUTUAL DWIGHT HIGH YIELD FUND															
Institutional Class															
2010	$ 7.72	$ 1.31	$ 3.07	$ 4.38	$(1.28)	$(0.15)	$(1.43)	$ —	$10.67	59.30%	$ 10,000	0.80%	1.04%	13.34%	292.11%
2009	9.29	0.85	(1.55)	(0.70)	(0.87)	—	(0.87)	—	7.72	(7.78)%	9,326	0.80%	1.05%	10.04%	74.19%
2008[4]	10.00	0.36	(0.69)	(0.33)	(0.38)	—	(0.38)	—	9.29	(3.39)%	8,602	0.80%	1.86%	10.90%	10.78%
OLD MUTUAL DWIGHT INTERMEDIATE FIXED INCOME FUND															
Class Z															
2010	$ 9.79	$ 0.38	$ 0.55	$ 0.93	$(0.39)	$(0.09)	$(0.48)	$ —	$10.24	9.62%	$ 10,659	0.58%	0.79%	3.71%	456.70%
2009	10.17	0.47	(0.09)[6]	0.38	(0.47)	(0.29)	(0.76)	—	9.79	3.97%[6]	6,489	0.53%	1.90%	4.78%	214.25%
2008	10.09	0.50	0.04	0.54	(0.46)	—	(0.46)	—	10.17	5.50%	2,721	0.82%	1.79%	4.64%	277.91%
2007	9.97	0.46	0.12	0.58	(0.46)	—	(0.46)	—	10.09	5.99%	7,574	0.85%	1.60%	4.62%	462.98%
2006	10.12	0.39	(0.12)	0.27	(0.40)	(0.02)	(0.42)	—	9.97	2.70%	7,620	0.85%	1.74%	3.88%	435.30%
Class A															
2010	$ 9.80	$ 0.35	$ 0.54	$ 0.89	$(0.36)	$(0.09)	$(0.45)	$ —	$10.24	9.24%	$ 52,148	0.83%	1.00%	3.47%	456.70%
2009	10.18	0.44	(0.09)[6]	0.35	(0.44)	(0.29)	(0.73)	—	9.80	3.75%[6]	34,967	0.83%	1.15%	4.51%	214.25%
2008	10.09	0.43	0.10	0.53	(0.44)	—	(0.44)	—	10.18	5.37%	808	1.04%	4.71%	4.40%	277.91%
2007	9.97	0.44	0.12	0.56	(0.44)	—	(0.44)	—	10.09	5.78%	590	1.10%	3.68%	4.41%	462.98%
2006	10.12	0.37	(0.13)	0.24	(0.37)	(0.02)	(0.39)	—	9.97	2.45%	56	1.10%	2.00%	3.63%	435.30%
Class C															
2010	$ 9.79	$ 0.28	$ 0.55	$ 0.83	$(0.29)	$(0.09)	$(0.38)	$ —	$10.24	8.54%	$ 20,717	1.58%	1.79%	2.73%	456.70%
2009	10.17	0.36	(0.08)[6]	0.28	(0.37)	(0.29)	(0.66)	—	9.79	2.97%[6]	14,759	1.58%	2.33%	3.72%	214.25%
2008	10.09	0.32	0.12	0.44	(0.36)	—	(0.36)	—	10.17	4.51%	1,102	1.70%	7.92%	3.74%	277.91%
2007	9.98	0.36	0.11	0.47	(0.36)	—	(0.36)	—	10.09	4.84%	93	1.85%	7.98%	3.63%	462.98%
2006	10.12	0.29	(0.11)	0.18	(0.30)	(0.02)	(0.32)	—	9.98	1.78%	55	1.85%	2.73%	2.90%	435.30%
Institutional Class															
2010	$ 9.80	$ 0.38	$ 0.55	$ 0.93	$(0.39)	$(0.09)	$(0.48)	$ —	$10.25	9.70%	$ 19,025	0.50%	0.66%	3.75%	456.70%
2009	10.17	0.47	(0.08)[6]	0.39	(0.47)	(0.29)	(0.76)	—	9.80	4.07%[6]	20,458	0.50%	0.75%	4.69%	214.25%
2008	10.09	0.43	0.16	0.59	(0.51)	—	(0.51)	—	10.17	6.04%	69,653	0.54%	0.58%	4.75%	277.91%
2007[2]	10.10	0.14	—	0.14	(0.15)	—	(0.15)	—	10.09	1.36%	—	0.58%	2,560.19%	5.21%	462.98%

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL DWIGHT SHORT TERM FIXED INCOME FUND																
Class Z																
2010	$ 9.76	$ 0.26	$ 0.29	$ 0.55	$(0.26)	$ —	$ —	$(0.26)	$ —	$10.05	5.73%	$ 135,568	0.70%	0.62%	2.63%	186.26%
2009	9.98	0.38	(0.24)	0.14	(0.36)	—	—	(0.36)	—	9.76	1.45%	131,759	0.70%	0.71%	3.90%	262.55%
2008	9.90	0.42	0.06	0.48	(0.40)	—	—	(0.40)	—	9.98	4.90%	158,524	0.70%	0.87%	4.15%	188.14%
2007	9.77	0.37	0.12	0.49	(0.36)	—	—	(0.36)	—	9.90	5.14%	187,897	0.70%	0.91%	3.74%	163.81%
2006	9.81	0.30	(0.03)	0.27	(0.31)	—	—	(0.31)	—	9.77	2.74%	254,300	0.74%	0.93%	3.01%	196.42%
Class A																
2010	$ 9.76	$ 0.24	$ 0.29	$ 0.53	$(0.24)	$ —	$ —	$(0.24)	$ —	$10.05	5.48%	$ 40,848	0.95%	0.96%	2.36%	186.26%
2009	9.99	0.35	(0.23)	0.12	(0.35)	—	—	(0.35)	—	9.76	1.23%	27,262	0.95%	1.06%	3.56%	262.55%
2008	9.90	0.39	0.08	0.47	(0.38)	—	—	(0.38)	—	9.99	4.80%	1,104	0.95%	2.75%	3.86%	188.14%
2007	9.77	0.34	0.13	0.47	(0.34)	—	—	(0.34)	—	9.90	4.88%	58	0.95%	8.65%	3.50%	163.81%
2006	9.82	0.27	(0.04)	0.23	(0.28)	—	—	(0.28)	—	9.77	2.38%	53	0.99%	1.17%	2.79%	196.42%
Class C																
2010	$ 9.75	$ 0.18	$ 0.30	$ 0.48	$(0.19)	$ —	$ —	$(0.19)	$ —	$10.04	4.95%	$ 17,726	1.45%	1.50%	1.85%	186.26%
2009	9.98	0.30	(0.24)	0.06	(0.29)	—	—	(0.29)	—	9.75	0.63%	11,939	1.45%	1.74%	3.07%	262.55%
2008	9.90	0.30	0.11	0.41	(0.33)	—	—	(0.33)	—	9.98	4.21%	2,589	1.45%	2.73%	3.43%	188.14%
2007	9.77	0.29	0.13	0.42	(0.29)	—	—	(0.29)	—	9.90	4.36%	55	1.45%	9.27%	3.00%	163.81%
2006	9.82	0.23	(0.05)	0.18	(0.23)	—	—	(0.23)	—	9.77	1.87%	52	1.49%	1.67%	2.29%	196.42%
Institutional Class																
2010	$ 9.75	$ 0.26	$ 0.31	$ 0.57	$(0.28)	$ —	$ —	$(0.28)	$ —	$10.04	5.88%	$ 16,909	0.55%	0.73%	2.55%	186.26%
2009	9.97	0.39	(0.23)	0.16	(0.38)	—	—	(0.38)	—	9.75	1.64%	156	0.55%	39.49%	3.99%	262.55%
2008	9.90	0.42	0.07	0.49	(0.42)	—	—	(0.42)	—	9.97	5.07%	25	0.55%	566.32%	4.60%	188.14%
2007[2]	9.87	0.12	0.03	0.15	(0.12)	—	—	(0.12)	—	9.90	1.48%	—	0.56%	2,553.82%	4.30%	163.81%

n/a Not Applicable

* Ratios for periods of less than one year have been annualized.

† Total returns and portfolio turnover rates are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Adviser during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Returns shown exclude any applicable sales charge.

†† Class commenced operations on December 9, 2008.

^ See Note 10.

1 Per share amounts for the year or period are calculated based on average outstanding shares.

2 Class commenced operations on December 20, 2006.

3 Historically, the Old Mutual Heitman REIT Fund has distributed to its shareholders amounts approximating dividends received from the REITs. A portion of such distributions may include a return of capital.

4 Old Mutual Barrow Hanley Core Bond Fund and Old Mutual Dwight High Yield Fund commenced operations on November 19, 2007.

5 The Old Mutual TS&W Mid-Cap Value Fund commenced operations on June 4, 2007.

6 Impact of payment from affiliate was less than $0.01 per share and 0.01%, respectively.

7 Class A and Institutional Class shares commenced operations on June 4, 2007.

8 Ratio has been revised to present a corrected calculation. A higher turnover rate increases transaction costs (e.g. brokerage commissions) and increases realized gains and losses. There were no changes in the net realized gains and losses as reported in the March 31, 2007 annual report as a result of the corrected calculation.

@ For Analytic U.S. Long/Short Fund, the ratio of expenses to average net assets includes dividend expense on securities sold short. Following is the impact of these expenses as a ratio to average net assets:

	Class Z	Class A	Institutional Class
2010	0.08%	0.08%	0.08%
2009	0.58%	0.54%	0.55%
2008	0.26%	0.27%	0.26%
2007	0.16%	0.16%	0.13%
2006	0.25%	0.25%	n/a

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

This page is intentionally left blank.

Notes to Financial Statements

As of March 31, 2010

1. Organization

Old Mutual Funds II (the "Trust"), a Delaware statutory trust incorporated effective July 16, 2001, is registered under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end management investment company. The Trust currently offers the following Funds: the Old Mutual Analytic U.S. Long/Short Fund (the "Analytic U.S. Long/Short Fund"), the Old Mutual Barrow Hanley Value Fund (the "Barrow Hanley Value Fund"), the Old Mutual Focused Fund (the "Focused Fund"), the Old Mutual Heitman REIT Fund (the "Heitman REIT Fund"), the Old Mutual Large Cap Growth Fund (the "Large Cap Growth Fund"), the Old Mutual Strategic Small Company Fund (the "Strategic Small Company Fund"), the Old Mutual TS&W Mid-Cap Value Fund (the "TS&W Mid-Cap Value Fund"), the Old Mutual TS&W Small Cap Value Fund (the "TS&W Small Cap Value Fund"), the Old Mutual Barrow Hanley Core Bond Fund (the "Barrow Hanley Core Bond Fund"), the Old Mutual Cash Reserves Fund (the "Cash Reserves Fund"), the Old Mutual Dwight High Yield Fund (the "Dwight High Yield Fund"), the Old Mutual Dwight Intermediate Fixed Income Fund (the "Dwight Intermediate Fixed Income Fund") and the Old Mutual Dwight Short Term Fixed Income Fund (the "Dwight Short Term Fixed Income Fund"), each a "Fund" and, collectively, the "Funds".

Effective April 28, 2008, the Focused Fund acquired all of the assets and liabilities of the Old Mutual Large Cap Fund (the "Large Cap Fund") pursuant to a Plan of Reorganization approved by shareholders of the Large Cap Fund at a meeting of shareholders held on April 22, 2008. The reclassification of Large Cap Fund shares was accounted for as a tax-free reorganization of investment companies. The Focused Fund issued 2,810 (000) shares (valued at $62,894 (000)) for the 4,093 (000) shares outstanding in the Large Cap Fund as of the close of business on April 25, 2008. The net assets of the Focused Fund and Large Cap Fund immediately before the acquisition were $44,361 (000) and $62,894 (000), respectively. The Large Cap Fund's net unrealized depreciation of $56 (000) was combined with that of the Focused Fund. Immediately after the acquisition, the combined net assets were $107,255 (000).

Effective April 28, 2008, the Old Mutual Large Cap Growth Concentrated Fund acquired all of the assets and liabilities of the Old Mutual Large Cap Growth Fund pursuant to a Plan of Reorganization approved by shareholders of the Old Mutual Large Cap Growth Fund at a meeting of shareholders held on April 22, 2008. The reclassification of Old Mutual Large Cap Growth Fund shares was accounted for as a tax-free reorganization of investment companies. The Old Mutual Large Cap Growth Concentrated Fund issued 3,843 (000) shares (valued at $76,631 (000)) for 3,039 (000) shares outstanding in the Old Mutual Large Cap Growth Fund as of the close of business on April 25, 2008. The net assets of the Old Mutual Large Cap Growth Concentrated Fund and Old Mutual Large Cap Growth Fund immediately before the acquisition were $103,801 (000) and $76,631 (000), respectively. The Old Mutual Large Cap Growth Fund's net unrealized appreciation of $10,905 (000) was combined with that of the Old Mutual Large Cap Growth Concentrated Fund. Immediately after the acquisition, the combined net assets were $180,432 (000). Effective April 29, 2008, the name of the Old Mutual Large Cap Growth Concentrated Fund was changed to the "Old Mutual Large Cap Growth Fund."

Effective March 30, 2009, the Large Cap Growth Fund acquired all of the assets and liabilities of the Old Mutual Select Growth Fund (the "Select Growth Fund") pursuant to a Plan of Reorganization approved by shareholders of the Select Growth Fund at a meeting of shareholders held on March 10, 2009. The reclassification of Select Growth Fund shares was accounted for as a tax-free reorganization of investment companies. The Large Cap Growth Fund issued 4,617 (000) shares (valued at $52,510 (000)) for the 3,561 (000) shares outstanding in the Select Growth Fund as of the close of business on March 27, 2009. The net assets of the Large Cap Growth Fund and Select Growth Fund immediately before the acquisition were $92,284 (000) and $52,510 (000), respectively. The Select Growth Fund's net unrealized depreciation of $8,266 (000) was combined with that of the Large Cap Growth Fund. Immediately after the acquisition, the combined net assets were $144,794 (000).

Effective March 30, 2009, the Strategic Small Company Fund acquired all of the assets and liabilities of the Old Mutual Developing Growth Fund (the "Developing Growth Fund") pursuant to a Plan of Reorganization approved by shareholders of the Developing Growth Fund at a meeting of shareholders held on February 27, 2009. The reclassification of Developing Growth Fund shares was accounted for as a tax-free reorganization of investment companies. The Strategic Small Company Fund issued 10,939 (000) shares (valued at $70,268 (000)) for the 7,937 (000) shares outstanding in the Developing Growth Fund as of the close of business on March 27, 2009. The net assets of the Strategic Small Company Fund and Developing Growth Fund immediately before the acquisition were $22,829 (000) and $70,268 (000), respectively. The Developing Growth Fund's net unrealized depreciation of $6,735 (000) was combined with that of the Strategic Small Company Fund. Immediately after the acquisition, the combined net assets were $93,097 (000).

Effective March 30, 2009, the TS&W Mid-Cap Value Fund acquired all of the assets and liabilities of the Old Mutual Mid-Cap Fund (the "Mid-Cap Fund") pursuant to a Plan of Reorganization approved by shareholders of the Mid-Cap Fund at a meeting of shareholders held on February 27, 2009. The reclassification of Mid-Cap Fund shares was accounted for as a tax-free reorganization of investment companies. The TS&W Mid-Cap Value Fund issued 11,641 (000) shares (valued at $66,826 (000)) for the 9,464 (000) shares outstanding in the Mid-Cap Fund as of the close of business on March 27, 2009. The net assets of the TS&W Mid-Cap Value Fund and Mid-Cap Fund immediately before the acquisition were $60,079 (000) and $66,826 (000), respectively. The Mid-Cap Fund's net unrealized depreciation of $24,323 (000) was combined with that of the TS&W Mid-Cap Value Fund. Immediately after the acquisition, the combined net assets were $126,905 (000).

Effective March 30, 2009, the TS&W Small Cap Value Fund acquired all of the assets and liabilities of the Old Mutual Small Cap Fund (the "Small Cap Fund") pursuant to a Plan of Reorganization approved by shareholders of the Small Cap Fund at a meeting of shareholders held on February 27, 2009. The reclassification of Small Cap Fund shares was accounted for as a tax-free reorganization of investment companies. The TS&W Small Cap Value Fund issued 2,049 (000) shares (valued at $23,460 (000)) for the 1,294 (000) shares outstanding in the Small Cap Fund as of the close of business on March 27, 2009. The net assets of the TS&W Small Cap Value Fund and Small Cap Fund immediately before the acquisition were $37,104 (000) and $23,460 (000), respectively. The Small Cap Fund's net unrealized depreciation of $2,734 (000) was combined with that of the TS&W Small Cap Value Fund. Immediately after the acquisition, the combined net assets were $60,564 (000).

On July 28, 2009, the Board of Trustees of the Trust (the "Board") approved two separate plans of reorganization (the "Plans") pursuant to which the Old Mutual Growth Fund (the "Growth Fund") and the Old Mutual Columbus Circle Technology and Communications Fund (the "Technology and Communications Fund") would be reclassified into the Focused Fund. The Plans provided for the sale of all of the assets of the Growth Fund and Technology and Communications Fund (together, the "Merged Funds") to the Focused Fund (the "Acquiring Fund") and the assumption of the liabilities of the Merged Fund by the Focused Fund. Shareholders approved the Plans at meetings held on November 30, 2009 and the reorganization took place after the close of business on December 4, 2009.

The purpose of the Plans was to enable shareholders of the Merged Funds to remain invested in a mutual fund that seeks capital appreciation, while also benefiting from being invested in a mutual fund that offers a lower management fee, stronger long-term performance and lower expense limitations that extend for a longer period than the expense limitations for the Merged Funds.

The reorganizations were accomplished by tax-free exchanges of the following shares effective December 4, 2009 (000):

Merged Fund	Shares	Acquiring Fund	Shares	Value
Growth Fund	16,759	Focused Fund	24,118	$496,691
Technology and Communications Fund	8,999			

For financial statement purposes, assets received and shares issued by the Focused Fund were recorded at fair value; however, the cost basis of the investments received from the Merged Funds was carried forward to reflect the tax-free status of the reorganizations.

The net assets and net unrealized appreciation/depreciation immediately before the reorganizations were as follows (000):

Merged Fund	Net Assets	Unrealized Appreciation/ Depreciation	Acquiring Fund	Net Assets
Growth Fund	$359,086	$70,227	Focused Fund	$137,154
Technology and Communications Fund	137,605	34,722		

Assuming the reorganizations had been completed on April 1, 2009, the beginning of the annual reporting period for the Focused Fund, the Focused Fund's pro forma results of operations for the year ended March 31, 2010, are as follows (000):

Net Investment Income	$ 1,733[a]
Net realized and unrealized gain on investments	233,782[b]

[a] $1,388, as reported in the Statement of Operations, plus $(896) Net Investment Income from the Merged Funds pre-merger, plus $1,241 of pro-forma eliminated expenses.

[b] $61,277, as reported in the Statement of Operations, plus $172,505 Net Realized and Unrealized Gain on Investments from the Merged Funds pre-merger.

Because the combined investment portfolios have been managed as a single integrated portfolio since the reorganizations were completed, it is not practical to separate the amounts of revenue and earnings of the Merged Funds for the period ending December 4, 2009, that have been included in the Focused Fund's Statement of Operations. Because the Growth Fund, the Technology and Communications Fund and the Focused Fund sold and redeemed shares throughout the period, it is also not practicable to provide pro forma information on a per share basis.

After the close of business on October 23, 2009, Class C shares of the Analytic U.S. Long/Short Fund, Barrow Hanley Value Fund, Focused Fund, Heitman REIT Fund, Large Cap Growth Fund, Strategic Small Company Fund, TS&W Mid-Cap Value Fund, TS&W Small Cap Value Fund and Cash Reserves Fund were liquidated and distributed ratably among the Class C shareholders on that date. Shareholders may purchase shares of the Analytic U.S. Long/Short Fund, Barrow Hanley Value Fund, Focused Fund, Heitman REIT Fund, Large Cap Growth Fund, Strategic Small Company Fund, TS&W Mid-Cap Value Fund, TS&W Small Cap Value Fund, and Cash Reserves Fund through three separate classes, Class A, Institutional Class and Class Z shares. Shareholders may purchase shares of the Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund through four separate classes, Class A, Class C, Institutional Class and Class Z shares. Shareholders may purchase Institutional Class shares of the Barrow Hanley Core Bond Fund and Dwight High Yield Fund. All classes have equal voting rights as to earnings, assets and voting privileges, except that each class may have different distribution costs, dividends, registration costs, transfer agency costs and each class has exclusive voting rights with respect to its distribution plan and service plan, as applicable. Except for these differences, each class share of each Fund represents an equal proportionate interest in that Fund. Each Fund is classified as a diversified management investment company, with the exception of the Barrow Hanley Value Fund, Focused Fund, Large Cap Growth Fund and Cash Reserves Fund, which are classified as non-diversified management investment companies. The Funds' prospectuses provide a description of each Fund's investment objective, policies and investment strategies.

Notes to Financial Statements — continued

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Funds.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of the Funds, including securities sold short, that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m. Eastern Time) (the "4:00 p.m. Valuation Time") on each day that the NYSE is open for trading for all series portfolios of the Funds other than the Old Mutual Cash Reserves Fund. Investment securities of the Cash Reserves Fund are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the NYSE as of 5:00 p.m. Eastern time (the "5:00 p.m. Valuation Time" and together with the 4:00 p.m. Valuation Time, the "Valuation Time") on each day that the NYSE is open for trading. If there is no such reported sale at the Valuation Time, investment securities are valued at the most recent quoted bid price reported by the exchange or the OTC market for long positions and the most recent quoted ask price for short positions.

For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day is used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with the Fair Value Procedures established by the Board. The Funds use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is deemed inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Valuation Committee (the "Committee"). A security may be valued using Fair Value Procedures if, among other things the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to fair valued securities for purposes of calculating a Fund's net asset value ("NAV").

Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over the counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere are valued at the last quoted sales price from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. If quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Board.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Fund's investment adviser, Old Mutual Capital, Inc. ("Old Mutual Capital" or the "Adviser") determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Funds calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Fair Value Disclosure — The Funds are subject to the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification 820-10, *Fair Value Measurements and Disclosures*, ("ASC 820-10"). ASC 820-10 establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. The inputs used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy during the reporting period. The aggregate value by input level, as of March 31, 2010, for each Fund's investments, as well as a reconciliation of assets for which Level 3 inputs were assigned, is included in the Schedule of Investments.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income and dividend expense on securities sold short is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Funds are declared and paid annually, if available, with the exception of the Barrow Hanley Value Fund, Heitman REIT Fund, Barrow Hanley Core Bond Fund, Cash Reserves Fund, Dwight High Yield Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund. Dividends from net investment income for the Barrow Hanley Value Fund are declared and paid on a semi-annual basis. Dividends from net investment income for the Heitman REIT Fund are declared and paid on a quarterly basis. Dividends from net investment income for the Barrow Hanley Core Bond Fund, Cash Reserves Fund, Dwight High Yield Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund are declared daily and paid monthly. Distributions to shareholders are recognized on the ex-dividend date. Distributions from net realized capital gains for each Fund are generally made to shareholders annually, if available.

Foreign Withholding Taxes — The Funds may be subject to taxes imposed by countries in which they invest with respect to their investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Funds accrue such taxes when the related income is earned.

Investments in Real Estate Investment Trusts ("REIT") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third-party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral, including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Fund may be delayed or limited.

TBA Purchase Commitments — The Funds (except the Cash Reserves Fund) may enter into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBA purchase commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in the value of each Fund's other assets. Unsettled TBA purchase commitments are valued at the current market value of the underlying securities, according to the procedures described under "Security Valuation" above.

Mortgage Dollar Rolls — The Funds (except the Cash Reserves Fund) may enter into mortgage dollar rolls (principally using TBAs) in which a Fund sells mortgage securities for delivery in the current month and simultaneously contracts to repurchase substantially similar securities at an agreed-upon price on a fixed date. Each Fund accounts for such dollar rolls under the purchases and sales method and receives compensation as consideration for entering into the commitment to repurchase. Each Fund must maintain liquid securities having a value not less than the repurchase price (including accrued interest) for such dollar rolls. The market value of the securities that each Fund is required to purchase may decline below the agreed upon repurchase price of those securities.

The counterparty receives all principal and interest payments, including prepayments, made on behalf of a security subject to such a contract while it is the holder. Mortgage dollar rolls may be renewed with a new purchase and repurchase price and a cash settlement made on settlement date without physical delivery of the securities subject to the contract.

Foreign Currency Conversion — The books and records of the Funds are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Funds do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Funds report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — The Funds are subject to equity price risk, interest rate risk and foreign currency exchange risk in the normal course of pursuing their objectives. The Funds may utilize futures contracts to enhance investment returns, as an efficient way to gain broad market exposure with reduced transaction costs and to hedge against changes in the value of equity securities, overall equity market volatility, interest rates or foreign currencies. Upon entering into a futures contract, the Funds will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Funds each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Funds record a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Fund's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Funds could lose more than the original margin deposit required to initiate the futures transaction. Finally, the risk exists that losses could exceed amounts disclosed on the Statements of Assets and Liabilities. There is minimal counterparty credit risk involved in entering into futures contracts since they are exchange-traded instruments and the exchange's clearinghouse, as counterparty to all exchange-traded futures, guarantees the futures against default.

Options — The Funds may write or purchase financial options contracts primarily to hedge against changes in the value of equity securities (or securities that the Funds intend to purchase), against fluctuations in fair value caused by changes in prevailing market interest rates or foreign currency exchange rates and against changes in overall equity market volatility. In addition, the Funds may utilize options in an attempt to generate gains from option premiums or to reduce overall portfolio risk. The Funds' option strategy primarily focuses on the use of writing call options on equity indexes. When the Funds write or purchase an option, an amount equal to the premium received or paid by the Funds is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Funds on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Funds have realized a gain or a loss on investment transactions. The Funds, as writers of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Funds, as purchasers of an option, bear the risk that the counterparties to the option may not have the ability to meet the terms of the option contracts. There is minimal counterparty credit risk involved in entering into option contracts since the options utilized by the Funds are exchange-traded instruments and the exchange's clearinghouse, as counterparty to all exchange-traded options, guarantees the options against default.

Short Sales — The Funds (except the Dwight Intermediate Fixed Income Fund) may engage in short sales that are "uncovered". Uncovered short sales are transactions under which a Fund sells a security it does not own. To complete such a transaction, the Fund must borrow the security to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing the security at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to pay the lender amounts equal to dividend or interest that accrue during the period of the loan which is recorded as an expense on the Statement of Operations. To borrow the security, the Fund also may be required to pay a premium, which would decrease proceeds of the security sold. The proceeds of the short sale will be retained by the broker, to the extent necessary to meet margin requirements, until the short position is closed out. A gain, limited to the price at which the Fund sells the security short, or a loss, potentially unlimited in size, will be recognized upon the closing of a short sale.

Until a Fund closes its short position or replaces the borrowed security, it will: (a) maintain a segregated account containing cash or liquid securities at such a level that the amount deposited in the segregated account plus the amount deposited with the broker as margin will equal the current value of the security sold short or (b) otherwise cover the Fund's short positions. The segregated assets are marked to market daily.

Collateralized Mortgage Obligations (CMOs) — CMOs are hybrids between mortgage-backed bonds and mortgage pass-through securities. Similar to a bond, CMOs usually pay interest monthly and have a more focused range of principal payment dates than pass-through securities. While CMOs may be collateralized by whole mortgage loans, CMOs are more typically collateralized by mortgage-backed securities guaranteed by Government National Mortgage Association, Federal Home Loan Mortgage Corporation, or Federal National Mortgage Association and their income streams.

A Real Estate Mortgage Investment Conduit (REMIC) is a CMO that qualifies for special tax treatment under the Internal Revenue Code of 1986, as amended, and invests in certain mortgages primarily secured by interests in real property and other permitted investments.

CMOs are structured into multiple classes, each bearing a different stated maturity. Each class of CMO or REMIC certificate, often referred to as a "tranche," is issued at a specific interest rate and must be fully retired by its final distribution date. Generally, all classes of CMOs or REMIC certificates pay or accrue interest monthly. Investing in the lowest tranche of CMOs and REMIC certificates involves risks similar to those associated with investing in equity securities. CMOs are often highly sensitive to changes in interest rates and any resulting change in the rate at which homeowners sell their properties, refinance, or otherwise pre-pay their loans. Investors in these securities may not only be subject to this prepayment risk, but also may be exposed to significant market and liquidity risks. Investors in privately backed CMOs may be exposed to significant credit risk resulting from delinquencies or defaults in the loans backing the mortgage pool.

Stripped Mortgage-Backed Securities — Stripped mortgage-backed securities are derivative multiple-class mortgage-backed securities. Stripped mortgage-backed securities usually have two classes that receive different proportions of interest and principal distributions on a pool of mortgage assets. Typically, one class will receive some of the interest and most of the principal, while the other class will receive most of the interest and the remaining principal. In extreme cases, one class will receive all of the interest ("interest only" or "IO" class) while the other class will receive the entire principal ("principal only" or "PO" class). The cash flow and yields on IOs and POs are extremely sensitive to the rate of principal payments (including prepayments) on the underlying mortgage loans or mortgage-backed securities. A rapid rate of principal payments may adversely affect the yield to maturity of IOs. Slower than anticipated prepayments of principal may adversely affect the yield to maturity of a PO. The yields and market risk of interest only and principal only stripped mortgage-backed securities, respectively, may be more volatile than those of other fixed income securities, including traditional mortgage-backed securities.

Inflation-Indexed Bond — The Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase in the principal amount of an inflation-indexed bond will be considered interest income in the Statement of Operations, even though investors do not receive the principal amount until maturity.

Corporate Term Loans — The Barrow Hanley Core Bond Fund, Dwight High Yield Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund may invest in corporate term loans in the form of participations in loans and assignments of all or a portion of loans from third parties. Loan assignments and participations are agreements to make money available to a borrower in a specified amount, at a specified rate and within a specified time. Such loan assignments and participations are typically senior, secured and collateralized in nature. The Fund records an investment on trade date and begins to accrue interest when the borrower withdraws money. These loans generally pay interest at rates which are periodically reset by reference to a base lending rate plus a spread.

The loans in which the Funds invest are generally readily marketable, but may be subject to some restrictions on resale. For example, a Fund may be contractually obligated to receive approval from the agent bank and/or borrower prior to the sale of these investments. The Fund assumes the credit risk of the borrower, the selling participant and any other persons interpositioned between the Fund and the borrower ("intermediate participants"). In the event that the borrower, selling participant or intermediate participants become insolvent or enters into bankruptcy, the Fund may incur certain costs and delays in realizing payment, or may suffer a loss of principal and/or interest.

Payments by Affiliates — For the year ended March 31, 2009, the Strategic Small Company Fund was reimbursed $15 (000) by its sub-advisers as a result of a trading errors; Old Mutual Capital reimbursed $3 (000) to the Dwight Intermediate Fixed Income Fund as a result of a shareholder trading error and the TS&W Small Cap Value Fund was reimbursed $2 (000) by its sub-adviser as a result of a trading error. For the year ended March 31, 2010 the Strategic Small Company Fund was reimbursed $46 (000) by a sub-adviser as a result of a trading error.

Other — Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Class specific expenses, such as distribution and service fees, are borne by that class. Income, other non-class specific expenses and realized and unrealized gains and losses of a Fund are allocated to the respective share class on the basis of the relative net assets each day.

The Funds have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent fees shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately. The Funds had no material expense reductions for the year ended March 31, 2010.

Each Fund (except the Cash Reserves Fund) will impose a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemption by exchange) of the Funds within 10 calendar days of their purchase. The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption/exchange fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Funds will retain the redemption/exchange fee for the benefit of the remaining shareholders by crediting Paid-in Capital. For a discussion of the limited exemptions to the redemption/exchange fee, please see the Funds' prospectuses. For the year ended March 31, 2010, redemption fees of $2 (000), $1 (000), $1 (000) and $6 (000) were collected by the Focused Fund (Class A), Heitman REIT Fund (Class Z), TS&W Small Cap Value Fund (Class Z) and Dwight Intermediate Fixed Income Fund (Class A), respectively. There were no other material redemption fee amounts collected by the Funds.

NOTES TO FINANCIAL STATEMENTS — continued

3. INVESTMENT ADVISORY FEES, ADMINISTRATIVE FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Adviser — Old Mutual Capital serves as the investment adviser and administrator to each Fund. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"). OMUSH is a direct wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct wholly owned subsidiary of Old Mutual plc, a London-Exchange listed international financial services firm. The Funds and the Adviser are parties to management agreements (the "Management Agreements"), under which the Adviser is obligated to provide advisory and administrative services to the Trust. Old Mutual Capital is entitled to receive a management fee ("Management Fee"), calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund. The Adviser has agreed to fee breakpoints for each Fund as set forth in the tables below:

	Management Fee Breakpoint Asset Thresholds						
Fund	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Analytic U.S. Long/Short Fund	0.80%	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%
Barrow Hanley Value Fund[1]	0.75%	0.73%	0.72%	0.70%	0.68%	0.67%	0.66%
Focused Fund	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%
Heitman REIT Fund	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%
Large Cap Growth Fund[2]	0.70%	0.685%	0.675%	0.675%	0.625%	0.575%	0.525%
Strategic Small Company Fund	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%
TS&W Small Cap Value Fund	1.00%	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%
Dwight Intermediate Fixed Income Fund	0.45%	0.425%	0.40%	0.375%	0.35%	0.325%	0.30%
Dwight Short Term Fixed Income Fund	0.45%	0.425%	0.40%	0.375%	0.35%	0.325%	0.30%

	Management Fee Breakpoint Asset Thresholds		
	$0 to less than $500 million	$500 million to less than $1.0 billion	$1.0 billion or greater
TS&W Mid-Cap Value Fund	0.95%	0.90%	0.85%
Barrow Hanley Core Bond Fund	0.60%	0.575%	0.55%
Dwight High Yield Fund	0.70%	0.675%	0.65%

[1] Effective following the close of business on July 28, 2009, the Old Mutual Barrow Hanley Value Fund's base management fee was reduced from 0.85% to 0.75%.

[2] Effective August 8, 2009, the Large Cap Growth Fund's base management fee was reduced from 0.85% to 0.70%.

Effective following the close of business on March 12, 2010, the Cash Reserves Fund's base management fee was reduced from 0.40% to 0.18%, with no applicable breakpoint asset thresholds.

Expense Limitation Agreements — In the interests of limiting expenses of the Funds, the Adviser entered into expense limitation agreements ("Expense Limitation Agreements") with respect to the Funds pursuant to which the Adviser contractually agreed to separately waive class level expenses and fund level expenses for the Focused Fund through July 31, 2013 and for all other Funds through December 31, 2011 to the extent necessary to limit the total annual operating expenses to a specified percentage of the Funds' average daily net assets. The expense limitations are as follows:

	Class Expense Limit	Fund Expense Limit	Total Expense Limit		Class Expense Limit	Fund Expense Limit	Total Expense Limit
Analytic U.S. Long/Short Fund				TS&W Mid-Cap Value Fund			
Class Z	0.20%	0.90%	1.10%	Class Z	0.12%	1.00%	1.12%
Class A	0.45%	0.90%	1.35%	Class A	0.40%	1.00%	1.40%
Institutional Class	0.00%	0.90%	0.90%	Institutional Class	0.00%	1.00%	1.00%
Barrow Hanley Value Fund[1]				TS&W Small Cap Value Fund			
Class Z	0.10%	0.85%	0.95%	Class Z	0.15%	1.10%	1.25%
Class A	0.35%	0.85%	1.20%	Class A	0.40%	1.10%	1.50%
Institutional Class	0.00%	0.85%	0.85%	Institutional Class	0.00%	1.10%	1.10%
Focused Fund[1]				Cash Reserves Fund[3]			
Class Z	0.15%	0.80%	0.95%	Class Z	0.10%	0.20%	0.30%
Class A	0.40%	0.80%	1.20%	Class A	0.35%	0.20%	0.55%
Institutional Class	0.00%	0.80%	0.80%	Institutional Class	0.00%	0.20%	0.20%
Heitman REIT Fund				Dwight Intermediate Fixed Income Fund			
Class Z	0.30%	0.95%	1.25%	Class Z	0.08%	0.50%	0.58%
Class A	0.55%	0.95%	1.50%	Class A	0.33%	0.50%	0.83%
Institutional Class	0.00%	0.95%	0.95%	Class C	1.08%	0.50%	1.58%
Large Cap Growth Fund[2]				Institutional Class	0.00%	0.50%	0.50%
Class Z	0.10%	0.90%	1.00%	Dwight Short Term Fixed Income Fund			
Class A	0.35%	0.90%	1.25%	Class Z	0.17%	0.53%	0.70%
Institutional Class	0.00%	0.90%	0.90%	Class A	0.42%	0.53%	0.95%
Strategic Small Company Fund				Class C	0.92%	0.53%	1.45%
Class Z	0.28%	1.02%	1.30%	Institutional Class	0.02%	0.53%	0.55%
Class A	0.53%	1.02%	1.55%				
Institutional Class	0.03%	1.02%	1.05%				

	Total Institutional Class Expense Limit
Barrow Hanley Core Bond Fund	0.70%
Dwight High Yield Fund	0.80%

[1] Prior to July 29, 2009, these Funds had the following expense limitations in place:

	Class Expense Limit	Fund Expense Limit	Total Expense Limit
Focused Fund			
Class Z	0.25%	0.80%	1.05%
Class A	0.50%	0.80%	1.30%
Class C	1.25%	0.80%	2.05%
Institutional Class	0.00%	0.80%	0.80%
Barrow Hanley Value Fund			
Class Z	0.20%	0.90%	1.10%
Class A	0.45%	0.90%	1.35%
Class C	1.20%	0.90%	2.10%
Institutional Class	0.00%	0.90%	0.90%

[2] Prior to August 8, 2009, the Fund had the following expense limitations in place:

	Class Expense Limit	Fund Expense Limit	Total Expense Limit
Large Cap Growth Fund			
Class Z	0.30%	0.95%	1.25%
Class A	0.55%	0.95%	1.50%
Class C	1.30%	0.95%	2.25%
Institutional Class	0.00%	0.95%	0.95%

[3] Prior to March 12, 2010, the Fund had the following expense limitations in place:

	Class Expense Limit	Fund Expense Limit	Total Expense Limit
Cash Reserves Fund			
Class Z	0.28%	0.45%	0.73%
Class A	0.53%	0.45%	0.98%
Institutional Class	0.28%	0.45%	0.73%

Notes to Financial Statements — continued

The Adviser may seek reimbursement for Management Fees waived and other expenses paid by the Adviser pursuant to the Expense Limitation Agreements during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by a Fund of the Management Fees waived and other expenses paid by the Adviser pursuant to the Expense Limitation Agreements may be made when a Fund has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of each Fund to exceed the total operating expense percentage described above. With respect to all Funds (except the Barrow Hanley Core Bond Fund, Dwight High Yield Fund and TS&W Mid-Cap Value Fund), no reimbursement by a Fund will be made for Management Fees waived or other expenses paid prior to December 31, 2008, unless: (i) the Fund's assets exceed $75 million; (ii) the Fund's total operating annual expense ratio is less than the specified percentage of the Fund's average daily net assets, and (iii) the payment of such reimbursement was approved by the Board. As of March 31, 2010, the Adviser may seek reimbursement of previously waived and reimbursed fees as follows (000):

Fund	Expires March 31, 2011	Expires March 31, 2012	Expires March 31, 2013	Total
Analytic U.S. Long/Short Fund	$226	$335	$ 66	$ 627
Barrow Hanley Value Fund	357	250	111	718
Focused Fund	118	320	1,012	1,450
Heitman REIT Fund	216	171	68	455
Large Cap Growth Fund	518	574	726	1,818
Strategic Small Company Fund	177	192	438	807
TS&W Mid-Cap Value Fund	32	186	297	515
TS&W Small Cap Value Fund	131	93	66	290
Barrow Hanley Core Bond Fund	32	37	44	113
Cash Reserves Fund	118	192	152	462
Dwight High Yield Fund	18	32	33	83
Dwight Intermediate Fixed Income Fund	130	229	202	561
Dwight Short Term Fixed Income Fund	363	248	84	695

For the year ended March 31, 2010, the Adviser was reimbursed the following amounts for previously waived fees:

Fund	Total (000)
Analytic U.S. Long/Short Fund	$ 94
Barrow Hanley Value Fund	15
Focused Fund	7
Heitman REIT Fund	17
Large Cap Growth Fund	170
Strategic Small Company Fund	16
TS&W Small Cap Value Fund	23
Cash Reserves Fund	2
Dwight High Yield Fund	3
Dwight Intermediate Fixed Income Fund	8
Dwight Short Term Fixed Income Fund	160

Effective following the close of business on March 12, 2010 the Adviser has voluntarily agreed to reimburse expenses to the extent necessary to assist the Fund in maintaining a minimum yield of 0.00% for each share class. Prior to March 12, 2010, the Adviser reimbursed expenses to maintain a minimum yield of 0.10% for each share class of the Cash Reserves Fund. The agreement to reimburse expenses is voluntary and may be modified or discontinued by the Adviser at any time. The voluntary waiver paid to the Cash Reserves Fund during the year ended March 31, 2010 was $152 (000) and is included within Waiver of Management Fees and Reimbursement of Other Expenses by Adviser on the Statement of Operations.

Sub-Advisory Agreements — The following sub-advisers (the "Sub-Advisers") provide sub-advisory services or co-sub-advisory services to the Funds pursuant to sub-advisory agreements (the "Sub-Advisory Agreements") between the Trust, the Adviser and each Sub-Adviser:

Analytic Investors, LLC — The Trust, on behalf of the Analytic U.S. Long/Short Fund , and the Adviser entered into sub-advisory agreements with Analytic Investors, LLC ("Analytic"). Analytic is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Ashfield Capital Partners, LLC — The Trust, on behalf of the Large Cap Growth Fund and Strategic Small Company Fund, and the Adviser entered into sub-advisory agreements with Ashfield Capital Partners, LLC ("Ashfield"). Ashfield is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Barrow, Hanley, Mewhinney & Strauss, LLC — The Trust, on behalf of the Barrow Hanley Core Bond Fund and Barrow Hanley Value Fund, and the Adviser entered into sub-advisory agreements with Barrow, Hanley, Mewhinney & Strauss, LLC ("Barrow Hanley"). Barrow Hanley is an indirect wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Copper Rock Capital Partners, LLC — The Trust, on behalf of the Strategic Small Company Fund, and the Adviser entered into a sub-advisory agreement with Copper Rock Capital Partners, LLC ("Copper Rock"). Copper Rock is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Dwight Asset Management Company LLC — The Trust, on behalf of the Dwight High Yield Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund, and the Adviser entered into sub-advisory agreements with Dwight Asset Management Company LLC ("Dwight"). Effective following the close of business on March 12, 2010, the Trust, on behalf of the Cash Reserves Fund and the Adviser entered into a sub-advisory agreement with Dwight. Dwight is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Eagle Asset Management, Inc. — The Trust, on behalf of the Strategic Small Company Fund, and the Adviser entered into a sub-advisory agreement with Eagle Asset Management, Inc. ("Eagle").

Heitman Real Estate Securities LLC — The Trust, on behalf of the Heitman REIT Fund, and the Adviser entered into a sub-advisory agreement with Heitman Real Estate Securities LLC ("Heitman"). Heitman is owned 50% by Heitman senior executives and 50% by Old Mutual (HFL) Inc., a wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Thompson, Siegel & Walmsley LLC — The Trust, on behalf of the TS&W Small Cap Value Fund and TS&W Mid-Cap Value Fund, and the Adviser entered into sub-advisory agreements with Thompson, Siegel & Walmsley LLC ("TS&W"). TS&W is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Turner Investment Partners, Inc. — The Trust, on behalf of the Large Cap Growth Fund, and the Adviser entered into a sub-advisory agreement with Turner Investment Partners, Inc. ("Turner"). Effective following the close of business on August 7, 2009, the sub-advisory agreement with Turner was terminated and Turner no longer provides sub-advisory services to the Large Cap Growth Fund.

Wellington Management Company, LLP — The Trust, on behalf of the Cash Reserves Fund, and the Adviser entered into a sub-advisory agreement with Wellington Management Company, LLP ("Wellington"). Effective following the close of business March 12, 2010, the sub-advisory agreement for the Cash Reserves Fund was terminated and Wellington no longer provides sub-advisory services to the Cash Reserves Fund.

For the services provided and expenses incurred pursuant to the Sub-Advisory Agreements, the Sub-Advisers are entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of each portion of the Funds managed, less 50% of any waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Adviser (with the exception of the Dwight Intermediate Fixed Income Fund). The fees are calculated as follows:

	Sub-Advisory Fee Breakpoint Asset Thresholds						
Fund	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Analytic U.S. Long/Short Fund	0.45%	0.40%	0.35%	0.30%	0.25%	0.20%	0.15%
Barrow Hanley Value Fund*	0.40%	0.38%	0.37%	0.35%	0.33%	0.32%	0.31%
Heitman REIT Fund	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%	0.25%
Large Cap Growth Fund**	0.35%	0.335%	0.325%	0.325%	0.275%	0.225%	0.175%
Strategic Small Company Fund	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%
TS&W Small Cap Value Fund	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%	0.40%
Dwight Short Term Fixed Income Fund	0.20%	0.175%	0.15%	0.125%	0.10%	0.075%	0.05%

	Sub-Advisory Fee Breakpoint Asset Thresholds		
	$0 to less than $500 million	$500 million to less than $1.0 billion	$1.0 billion or greater
TS&W Mid-Cap Value Fund	0.50%	0.47%	0.45%
Barrow Hanley Core Bond Fund	0.25%	0.24%	0.229%
Dwight High Yield Fund	0.35%	0.338%	0.325%

	Sub-Advisory Fees without Breakpoints
Cash Reserves Fund	0.09%***
Dwight Intermediate Fixed Income Fund	0.15%

* Effective following the close of business on July 28, 2009, the base sub-advisory fee for the Barrow Hanley Value Fund was reduced from 0.50% to 0.40%.

** Effective August 8, 2009 the base sub-advisory fee for the Large Cap Growth Fund was reduced from 0.475% to 0.35%.

*** Effective following the close of business on March 12, 2010, the sub-advisory fee for the Cash Reserves Fund was reduced from 0.10% to 0.09%.

From time to time, the Adviser may recommend the appointment of additional or replacement sub-advisers to the Board. The Trust and the Adviser have received exemptive relief from the Securities and Exchange Commission ("SEC") that permits the Trust to employ a "manager of managers" structure. Under this structure, the Adviser, with the approval of the Board may hire, terminate or replace unaffiliated sub-advisers without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisers with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, the Adviser has the ultimate responsibility to oversee the sub-advisers and recommend their hiring, termination and replacement. The following funds intend to rely on the exemptive order and operate in the manner described above: Cash Reserves Fund, Large Cap Growth Fund and Strategic Small Company Fund. Shareholders will be notified of any changes in unaffiliated sub-advisers. Shareholders of a Fund have the right to terminate a sub-advisory agreement with an unaffiliated sub-adviser for a Fund at any time by a vote of the majority of the outstanding voting securities of such Fund. The SEC exemptive order also permits the Funds to disclose to shareholders the aggregate fees paid to Old Mutual Capital and unaffiliated sub-adviser(s) by each Fund.

Sub-Administrator — Old Mutual Capital and The Bank of New York Mellon (the "Sub-Administrator") entered into a sub-administration and accounting agreement (the "Sub-Administration Agreement") pursuant to which the Sub-Administrator assists Old Mutual Capital in connection with the administration and business affairs of the Trust. Under the Sub-Administration Agreement, Old Mutual Capital pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust and Old Mutual Funds I (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. For funds within the Old Mutual Complex that are managed as a "fund of funds," these fees apply only at the underlying fund level. In addition, the Adviser and Old Mutual Fund Services (administrator to Old Mutual Funds I) pays the Sub-Administrator the following annual fees: (1) $35 (000) for each fund managed as a "fund of funds"; and (2) $3 (000) per class in excess of three classes for each fund in the Old Mutual Complex. and (3) the greater of .01925% based on the combined average daily gross assets of the Old Mutual Complex or $425 (000). Certain minimum fees apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator except those arising out of the Sub-Administrator's or its delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or willful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to the Adviser or any third party for special, indirect or consequential damages.

Distributor — The Trust entered into a distribution agreement (the "Distribution Agreement") with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Adviser. The Distributor receives no compensation under the Distribution Agreement for serving in such capacity. The Trust has adopted, on behalf of Class A shares of each Fund, separate distribution plans pursuant to Rule 12b-1 under the 1940 Act, which provide for payment of a distribution fee of up to 0.25% of the daily net assets of Class A shares. Currently, the Trust is not paying a distribution fee on Class A shares. The Trust has also adopted, on behalf of Class C shares of the Dwight Intermediate Fixed Income Fund and the Dwight Short Term Fixed Income Fund, a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act, which provides for payment of a distribution fee of up to 0.75% of the average daily net assets of Class C shares. Currently, the Dwight Short Term Fixed Income Fund charges a distribution fee of 0.50% of the average daily net assets of the Class C Shares. The Trust has also adopted a Service Plan on behalf of Class A shares of each Fund and Class C shares of the Dwight Intermediate Fixed Income Fund and the Dwight Short Term Fixed Income Fund which provide for payment of a service fee of up to 0.25% of the average daily net assets of each Class. The Class A service plan on behalf of the TS&W Mid-Cap Value Fund and Cash Reserves Fund were adopted pursuant to Rule 12b-1. Distribution fees are paid to the Distributor for the sale and distribution of shares and service fees are paid to the Distributor, brokers, dealers and/or other financial intermediaries for providing or arranging for others to provide personal services to shareholders and/or the maintenance of shareholder accounts.

Of the service and distribution fees the Distributor received for the year ended March 31, 2010, it retained the following (000):

| | Service Fees | | Distribution Fees |
	Class A	Class C	Class C
Analytic U.S. Long/Short Fund	$ 1	$ 1	$ 2
Barrow Hanley Value Fund	1	1	2
Focused Fund	—	1	4
Heitman REIT Fund	6	—	1
Large Cap Growth Fund	—	1	2
Strategic Small Company Fund	—	—	—
TS&W Mid-Cap Value Fund	1	1	3
TS&W Small Cap Value Fund	2	2	5
Cash Reserves Fund	1	1	4
Dwight Intermediate Fixed Income Fund	12	49	146
Dwight Short Term Fixed Income Fund	6	28	58

Amounts designated as "—" are either $0 or have been rounded to $0.

Other Service Providers — The Bank of New York Mellon serves as the custodian for each of the Funds.

DST Systems, Inc. ("DST") serves as the transfer agent and dividend disbursing agent of the Trust. Pursuant to an agency agreement between the Trust and DST, DST also provides call center, correspondence and other shareholder account-related services to the Funds. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Trust to persons who beneficially own interests in the Trust.

OMUSH receives an offset of certain recordkeeping fees from the plan sponsors of OMUSH's participant directed 401K, profit sharing and/or voluntary deferral plans which invest in the Old Mutual Complex (collectively, the "Deferred Plans"). The amount of the fee offset is based in part on service and/or sub-transfer agency fees received by the plan sponsors from the Old Mutual Funds' Class Z shares within the Deferred Plans. During the year ended March 31, 2010, the amount received by OMUSH for recordkeeping fee offsets attributable to investments by the Deferred Plans in the Old Mutual Complex was approximately $36,000.

Officers of the Trust who are or were officers of the Adviser, Old Mutual Fund Services or the Distributor, as well as the Senior Officer, received no compensation from the Trust.

4. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold and matured, other than short-term investments and securities sold short, for the Funds (excluding the Cash Reserves Fund) for the year ended March 31, 2010, were as follows:

	Purchases (000)		Sales (000)	
	Other	U.S. Government	Other	U.S. Government
Analytic U.S. Long/Short Fund	$403,724	$ —	$535,996	$ —
Barrow Hanley Value Fund	33,484	—	63,928	—
Focused Fund	781,857	—	772,691	—
Heitman REIT Fund	89,393	—	84,862	—
Large Cap Growth Fund	180,197	—	179,594	—
Strategic Small Company Fund	179,501	—	200,041	—
TS&W Mid-Cap Value Fund	308,864	—	245,624	—
TS&W Small Cap Value Fund	100,244	—	78,702	—
Barrow Hanley Core Bond Fund	27,126	38,053	20,025	37,024
Dwight High Yield Fund	34,541	—	38,556	—
Dwight Intermediate Fixed Income Fund	178,097	298,230	154,709	300,840
Dwight Short Term Fixed Income Fund	197,538	192,654	190,056	180,668

Transactions in option contracts written in the Dwight Intermediate Fixed Income Fund for the year ended March 31, 2010, were as follows:

	Number of Contracts	Proceeds Received (000)
Outstanding at March 31, 2009	—	$ —
Options written	21	5
Outstanding at March 31, 2010	21	$ 5

Notes to Financial Statements — continued

5. Capital Share Transactions

	Old Mutual Analytic U.S. Long/Short Fund				Old Mutual Barrow Hanley Value Fund			
	4/1/09 3/31/10		4/1/08 to 3/31/09		4/1/09 3/31/10		4/1/08 to 3/31/09	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
Capital Share Transactions (000):								
Class Z								
Shares Issued	2,193	$ 19,094	23,936	$258,598	2,902	$ 15,819	7,877	$ 40,568
Capital Contribution	—	—	—	—	—	—	—	—
Shares Issued in Merger[2]	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	43	442	21	174	311	1,585	322	1,675
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(9,668)	(91,821)	(8,416)	(76,868)	(5,651)	(29,778)	(4,466)	(24,277)
Total Class Z Capital Share Transactions	(7,432)	(72,285)	15,541	181,904	(2,438)	(12,374)	3,733	17,966
Class A								
Shares Issued	174	1,703	862	10,218	501	2,373	473	2,583
Capital Contribution	—	—	—	—	—	—	—	—
Shares Issued in Merger[2]	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	2	19	2	16	8	43	12	58
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(414)	(3,943)	(1,303)	(13,834)	(735)	(3,576)	(210)	(1,041)
Total Class A Capital Share Transactions	(238)	(2,221)	(439)	(3,600)	(226)	(1,160)	275	1,600
Class C[4]								
Shares Issued	8	72	141	1,614	16	69	106	559
Capital Contribution	—	—	—	—	—	—	—	—
Shares Issued in Merger[2]	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	1	5	2	8	7	36
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(399)	(3,760)	(392)	(3,997)	(331)	(1,735)	(194)	(1,120)
Total Class C Capital Share Transactions	(391)	(3,688)	(250)	(2,378)	(313)	(1,658)	(81)	(525)
Institutional Class								
Shares Issued	105	1,023	953	9,697[1]	3,050	15,592	4,509	22,749[1]
Capital Contribution	—	—	—	—	—	—	—	—
Shares Issued in Merger[2]	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	24	252	11	89	262	1,330	229	1,198
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(1,844)	(18,548)	(1,172)	(13,596)	(6,003)	(32,983)	(1,543)	(7,785)
Total Institutional Class Capital Share Transactions	(1,715)	(17,273)	(208)	(3,810)	(2,691)	(16,061)	3,195	16,162

[1] During the year ended March 31, 2009, the Analytic U.S. Long/Short Fund, Barrow Hanley Value Fund, Focused Fund and Heitman REIT Fund received from new shareholders portfolio securities and cash valued at $732, $904, $477 and $342, respectively, on the date of the subscription.

[2] See Note 1.

[3] During the year ended March 31, 2010 the Focused Fund received a one-time distribution of settlement funds from the Prudential Securities, Inc. Fair Fund.

[4] Class C share for all Funds were closed in 2009. See Note 1 for further details.

n/a — not applicable

Amounts designated as "—" are either $0 or have been rounded to $0.

	Old Mutual Focused Fund				Old Mutual Heitman REIT Fund				Old Mutual Large Cap Growth Fund			
	4/1/09 3/31/10		4/1/08 to 3/31/09		4/1/09 3/31/10		4/1/08 to 3/31/09		4/1/09 3/31/10		4/1/08 to 3/31/09	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	2,488	$ 49,629	284	$ 4,868	466	$ 2,679	380	$ 2,670	333	$ 4,851	148	$ 2,085
	—	261[3]	—	—	—	—	—	—	—	—	—	—
	23,096	475,634	2,774	62,087	—	—	—	—	—	—	8,383	128,062
	27	550	59	902	72	405	98	602	41	614	—	—
	n/a	—	n/a	—	n/a	1	n/a	1	n/a	—	n/a	—
	(2,029)	(41,538)	(984)	(18,993)	(1,085)	(5,782)	(1,693)	(12,615)	(1,573)	(22,669)	(1,281)	(18,762)
	23,582	484,536	2,133	48,864	(547)	(2,697)	(1,215)	(9,342)	(1,199)	(17,204)	7,250	111,385
	1,580	29,578	71	1,372	618	3,302	373	2,643	16	219	75	1,082
	—	15[3]	—	—	—	—	—	—	—	—	—	—
	113	2,298	32	725	—	—	—	—	—	—	44	673
	2	39	2	28	21	116	23	136	—	—	—	—
	n/a	2	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	(254)	(4,994)	(48)	(819)	(487)	(2,942)	(358)	(2,608)	(103)	(1,457)	(71)	(938)
	1,441	26,938	57	1,306	152	476	38	171	(87)	(1,238)	48	817
	70	1,958	43	728	16	78	75	588	8	91	67	985
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	4	82	—	—	—	—	—	—	30	372
	—	—	—	6	—	1	—	2	—	—	—	—
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	—	—
	(115)	(2,185)	(24)	(397)	(100)	(581)	(24)	(156)	(200)	(2,680)	(69)	(917)
	(45)	(227)	23	419	(84)	(502)	51	434	(192)	(2,589)	28	440
	228	4,640	181	3,779[1]	1,641	9,741	173	1,047[1]	2,579	36,439	144	1,594
	—	14[3]	—	—	—	—	—	—	—	—	—	—
	909	18,759	—	—	—	—	—	—	—	—	3	34
	7	148	23	344	26	160	28	201	11	166	—	—
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	(771)	(15,559)	(206)	(3,587)	(488)	(3,144)	(2,253)	(19,085)	(1,079)	(16,428)	(4)	(44)
	373	8,002	(2)	536	1,179	6,757	(2,052)	(17,837)	1,511	20,177	143	1,584

Notes to Financial Statements — continued

As of March 31, 2010

	Old Mutual Strategic Small Company Fund				Old Mutual TS&W Mid-Cap Value Fund			
	4/1/09 3/31/10		4/1/08 to 3/31/09		4/1/09 3/31/10		4/1/08 to 3/31/09	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
Capital Share Transactions (000):								
Class Z								
Shares Issued	439	$ 3,572	1,302	$ 8,694	1,198	$ 8,574	156	$ 907
Capital Contribution	—	1,032[3]	—	—	—	—	—	—
Shares Issued in Merger[2]	—	—	9,095	58,404	—	—	10,696	61,406
Shares Issued upon Reinvestment of Distributions	28	244	—	—	49	370	—	—
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(1,563)	(12,874)	(391)	(3,139)	(2,256)	(15,997)	(130)	(728)
Total Class Z Capital Share Transactions	(1,096)	(8,026)	10,006	63,959	(1,009)	(7,053)	10,722	61,585
Class A								
Shares Issued	13	103	18	149	415	2,830	909	6,479
Capital Contribution	—	10[3]	—	—	—	—	—	—
Shares Issued in Merger[2]	—	—	6	37	—	—	61	349
Shares Issued upon Reinvestment of Distributions	—	1	—	—	1	10	3	16
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(29)	(221)	(40)	(311)	(675)	(4,674)	(296)	(1,921)
Total Class A Capital Share Transactions	(16)	(107)	(16)	(125)	(259)	(1,834)	677	4,923
Class C[4]								
Shares Issued	—	2	3	25	33	208	202	1,555
Capital Contribution	—	—[3]	—	—	—	—	—	—
Shares Issued in Merger[2]	—	—	7	40	—	—	21	118
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	—	2
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(13)	(101)	(1)	(7)	(336)	(2,320)	(144)	(911)
Total Class C Capital Share Transactions	(13)	(99)	9	58	(303)	(2,112)	79	764
Institutional Class								
Shares Issued	22	187	62	404	17,640	119,720	5,058	34,356[1]
Capital Contribution	—	93[3]	—	—	—	—	—	—
Shares Issued in Merger[2]	—	—	1,831	11,787	—	—	863	4,953
Shares Issued upon Reinvestment of Distributions	2	14	—	—	121	906	45	262
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(1,556)	(12,687)	(26)	(168)	(6,241)	(44,321)	(2,274)	(15,816)
Total Institutional Class Capital Share Transactions	(1,532)	(12,393)	1,867	12,023	11,520	76,305	3,692	23,755

[1] During the year ended March 31, 2009, the Barrow Hanley Core Bond Fund and TS&W Mid-Cap Value Fund received from new shareholders portfolio securities and cash valued at $2,095 and $1,704, respectively, on the date of the subscription.

[2] See Note 1.

[3] During the year ended March 31, 2010, the Strategic Small Company Fund and TS&W Small Cap Value Fund received a one-time distribution of settlement funds from the Millenium Partners LP and Prudential Securities, Inc. Fair Fund.

[4] Class C share for all Funds were closed in 2009. See Note 1 for further details.

n/a — not applicable

Amounts designated as "—" are either $0 or have been rounded to $0.

	Old Mutual TS&W Small Cap Value Fund				Old Mutual Barrow Hanley Core Bond Fund				Old Mutual Cash Reserves Fund			
	4/1/09 3/31/10		4/1/08 to 3/31/09		4/1/09 3/31/10		4/1/08 to 3/31/09		4/1/09 3/31/10		4/1/08 to 3/31/09	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	1,328	$ 19,084	912	$ 14,166	—	$ —	—	$ —	7,779	$ 7,779	13,208	$ 13,205
	—	1[3]	—	—	—	—	—	—	—	—	—	—
	—	—	1,995	22,875	—	—	—	—	—	—	—	—
	10	144	338	4,010	—	—	—	—	28	28	520	520
	n/a	1	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	(1,132)	(16,207)	(610)	(9,080)	—	—	—	—	(15,520)	(15,520)	(18,535)	(18,536)
	206	3,023	2,635	31,971	—	—	—	—	(7,713)	(7,713)	(4,807)	(4,811)
	225	2,964	146	2,339	—	—	—	—	2,125	2,125	2,316	2,316
	—	—[3]	—	—	—	—	—	—	—	—	—	—
	—	—	37	409	—	—	—	—	—	—	—	—
	—	—	13	151	—	—	—	—	1	1	8	8
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	(127)	(1,809)	(59)	(847)	—	—	—	—	(2,099)	(2,099)	(2,187)	(2,187)
	98	1,155	137	2,052	—	—	—	—	27	27	137	137
	20	237	99	1,306	—	—	—	—	795	795	4,477	4,477
	—	—[3]	—	—	—	—	—	—	—	—	—	—
	—	—	17	176	—	—	—	—	—	—	—	—
	—	—	7	82	—	—	—	—	1	1	9	9
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	(170)	(2,318)	(18)	(281)	—	—	—	—	(4,024)	(4,024)	(2,947)	(2,947)
	(150)	(2,081)	105	1,283	—	—	—	—	(3,228)	(3,228)	1,539	1,539
	2,540	35,725	—	—	1,758	18,398	1,702	17,030[1]	14,000	14,000	—	—
	—	—[3]	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	5	81	—	—	345	3,611	329	3,245	—	—	—	—
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	(949)	(14,515)	—	—	(948)	(9,972)	(2,322)	(22,799)	—	—	—	—
	1,596	21,291	—	—	1,155	12,037	(291)	(2,524)	14,000	14,000	—	—

Notes to Financial Statements — continued

| | Old Mutual Dwight High Yield Fund | | | |
| | 4/1/09 3/31/10 | | 4/1/08 to 3/31/09 | |
	Shares	Dollars	Shares	Dollars
Capital Share Transactions (000):				
Class Z				
Shares Issued	—	$ —	—	$ —
Shares Issued upon Reinvestment of Distributions	—	—	—	—
Redemption Fees	n/a	—	n/a	—
Shares Redeemed	—	—	—	—
Total Class Z Capital Share Transactions	—	—	—	—
Class A				
Shares Issued	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—
Redemption Fees	n/a	—	n/a	—
Shares Redeemed	—	—	—	—
Total Class A Capital Share Transactions	—	—	—	—
Class C				
Shares Issued	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—
Redemption Fees	n/a	—	n/a	—
Shares Redeemed	—	—	—	—
Total Class C Capital Share Transactions	—	—	—	—
Institutional Class				
Shares Issued	783	7,304	480	4,566[1]
Shares Issued upon Reinvestment of Distributions	181	1,808	136	1,134
Redemption Fees	n/a	—	n/a	—
Shares Redeemed	(1,234)	(12,301)	(335)	(2,664)
Total Institutional Class Capital Share Transactions	(270)	(3,189)	281	3,036

[1] During the year ended March 31, 2009, the Dwight High Yield Fund and Dwight Intermediate Fixed Income Fund received from new shareholders portfolio securities and cash valued at $589 and $3,652, respectively, on the date of the subscription.

n/a — not applicable

Amounts designated as "—" are either $0 or have been rounded to $0.

	Old Mutual Dwight Intermediate Fixed Income Fund				Old Mutual Dwight Short Term Fixed Income Fund			
	4/1/09 3/31/10		4/1/08 to 3/31/09		4/1/09 3/31/10		4/1/08 to 3/31/09	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	888	$ 8,931	672	$ 6,646	2,035	$ 20,198	621	$ 6,085
	45	461	29	285	360	3,590	542	5,310
	n/a	—	n/a	—	n/a	—	n/a	—
	(555)	(5,639)	(306)	(3,023)	(2,405)	(23,960)	(3,541)	(34,528)
	378	3,753	395	3,908	(10)	(172)	(2,378)	(23,133)
	5,629	56,435	3,910	38,680	5,364	53,081	3,151	30,792
	95	962	26	251	55	548	11	108
	n/a	6	n/a	—	n/a	—	n/a	1
	(4,201)	(42,654)	(447)	(4,401)	(4,148)	(41,435)	(480)	(4,682)
	1,523	14,749	3,489	34,530	1,271	12,194	2,682	26,219
	1,688	16,774	1,465	14,319	1,184	11,740	1,141	11,115
	24	246	6	58	9	89	7	64
	n/a	—	n/a	—	n/a	—	n/a	—
	(1,196)	(12,160)	(73)	(717)	(652)	(6,518)	(183)	(1,781)
	516	4,860	1,398	13,660	541	5,311	965	9,398
	1,238	12,590	379	3,852[1]	2,147	21,414	19	188
	80	809	278	2,730	20	202	—	2
	n/a	—	n/a	—	n/a	—	n/a	—
	(1,549)	(15,386)	(5,416)	(53,741)	(500)	(5,015)	(6)	(58)
	(231)	(1,987)	(4,759)	(47,159)	1,667	16,601	13	132

Notes to Financial Statements — continued

As of March 31, 2010

6. Federal Tax Information

Each Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

The Funds are subject to the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), *Income Taxes*. ASC 740-10 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Fund's tax returns to determine whether these positions meet a "more-likely-than-not" standard that, based on the technical merits, have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

ASC 740-10 requires management of the Funds to analyze all open tax years, fiscal years 2007-2010 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the year ended March 31, 2010, the Funds did not have a liability for any unrecognized tax benefits. The Funds have no examination in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of March 31, 2010, primarily attributable to certain losses which, for tax purposes, are not available to offset future income, different treatment for gains and losses on paydowns of mortgage- and asset-backed securities, returns of capital, utilization of net operating losses, fund reorganizations, capital loss carryforwards that expire in the current year due to Internal Revenue Code limitations, REIT reclasses between net investment income and long-term capital, and dividends on short sales. These permanent differences were reclassified to/from the following accounts:

	Increase/ (Decrease) Paid- in Capital (000)	Increase/(Decrease) Undistributed Net Investment Income (000)	Increase/(Decrease) Accumulated Net Realized Gain (000)
Analytic U.S. Long/Short Fund	$ (1)	$ 1	$ —
Focused Fund	1,207,247	290	(1,207,537)
Heitman REIT Fund*	1	(278)	277
Large Cap Growth Fund	(10,890)	118	10,772
Strategic Small Company Fund	(218,048)	1,134	216,914
TS&W Mid-Cap Value Fund	371	(227)	(144)
TS&W Small Cap Value Fund	(1,314)	34	1,280
Barrow Hanley Core Bond Fund	—	12	(12)
Cash Reserves Fund	(3)	—	3
Dwight High Yield Fund	—	(11)	11
Dwight Intermediate Fixed Income Fund	—	97	(97)
Dwight Short Term Fixed Income Fund	(3)	15	(12)

These reclassifications had no effect on net assets or net asset value per share.

* Information reflects fund activity for tax purposes based on the Fund's December 31, 2009 tax reporting year.

Amounts designated as "—" are either $0 or have been rounded to $0.

The tax character of dividends and distributions declared during the years ended March 31, 2010 and 2009 were as follows:

Fund	Ordinary Income (000)	Long-Term Capital Gain (000)	Return of Capital (000)	Total (000)
Analytic U.S. Long/Short Fund				
2010	$1,518	$ —	$—	$1,518
2009	741	—	—	741
Barrow Hanley Value Fund				
2010	3,086	—	—	3,086
2009	3,081	—	—	3,081
Focused Fund				
2010	849	—	—	849
2009	1,038	284	—	1,322
Heitman REIT Fund*				
2010	1,197	—	—	1,197
2009	1,586	—	47	1,633
Large Cap Growth Fund				
2010	679	—	118	797
Strategic Small Company Fund				
2010	265	—	—	265
TS&W Mid-Cap Value Fund				
2010	1,314	—	—	1,314
2009	297	—	—	297
TS&W Small Cap Value Fund				
2010	207	—	28	235
2009	46	4,325	—	4,371
Barrow Hanley Core Bond Fund				
2010	3,383	230	—	3,613
2009	3,042	203	—	3,245
Cash Reserves Fund				
2010	31	—	—	31
2009	549	—	—	549
Dwight High Yield Fund				
2010	1,810	—	—	1,810
2009	1,121	—	13	1,134
Dwight Intermediate Fixed Income Fund				
2010	4,678	—	—	4,678
2009	3,994	508	—	4,502
Dwight Short Term Fixed Income Fund				
2010	5,185	—	—	5,185
2009	5,791	—	—	5,791

* Information reflects fund activity for tax purposes based on the Fund's December 31 tax reporting year.

The Large Cap Growth Fund and Strategic Small Company Fund did not declare dividends or distributions during the year ended March 31, 2009.

Amounts designated as "—" are either $0 or have been rounded to $0.

NOTES TO FINANCIAL STATEMENTS — continued

As of March 31, 2010, the components of Distributable Earnings/(Accumulated Losses) were as follows:

	Undistributed Ordinary Income (000)	Undistributed Long-Term Capital Gains (000)	Capital Loss Carryforwards (000)	Post-October Losses (000)	Unrealized Appreciation (Depreciation) (000)	Other Temporary Differences (000)	Total (000)
Analytic U.S. Long/Short Fund	$ 581	$ —	$ (75,790)	$ —	$11,621	$ —	$ (63,588)
Barrow Hanley Value Fund	595	—	(19,233)	(3,861)	16,398	—	(6,101)
Focused Fund	14,832**	22,255**	(1,244,165)	—	57,585	—	(1,149,493)
Heitman REIT Fund*	19	—	(25,125)	(18)	13,509	—	(11,615)
Large Cap Growth Fund	—	—	(338,191)	—	38,247	—	(299,944)
Strategic Small Company Fund	187	—	(61,219)	—	20,207	—	(40,825)
TS&W Mid-Cap Value Fund	110	—	(55,792)	—	30,254	—	(25,428)
TS&W Small Cap Value Fund	—	—	(15,841)	(190)	27,085	—	11,054
Barrow Hanley Core Bond Fund	1	—	(261)	—	2,386	—	2,126
Cash Reserves Fund	—	—	—	—	—	—	—
Dwight High Yield Fund	784	—	—	(285)	41	—	540
Dwight Intermediate Fixed Income Fund	1,290	278	—	—	2,258	(116)	3,710
Dwight Short Term Fixed Income Fund	50	—	(1,798)	—	1,121	(55)	(682)

  * Information reflects fund activity for tax purposes based on the Fund's December 31, 2009 tax reporting year.

** The Internal Revenue Code of 1986, as amended, (the "Code") limits the ability of the Focused Fund to utilize, in the year of the reorganization, capital losses carried over from the Growth Fund and the Technology and Communications Fund. The undistributed ordinary income and undistributed long-term capital gain amounts as of March 31, 2010, include remaining long-term and short-term capital gains of approximately $36,000 (000) after application of this limitation. To the extent not utilized in the year ended March 31, 2010, the capital loss carryovers are preserved (subject to applicable limitations) to be utilized against future capital gains.

Amounts designated as "—" are either $0 or have been rounded to $0.

Post-October losses represent losses realized on investment transactions from November 1, 2009 through March 31, 2010 that, in accordance with federal income tax regulations the Funds may elect to defer and treat as having arisen in the following fiscal year. For federal income tax purposes, capital loss carryforwards may be carried forward and applied against future capital gains for a period of up to eight years to the extent allowed by the Internal Revenue Code.

As of March 31, 2010, the following Funds had capital loss carryforwards available to offset future realized capital gains through the indicated expiration dates (000):

Fund	2011	2012	2013	2014	2015	2016	2017	2018	Total
Analytic U.S. Long/Short Fund	$ 10,565	$ —	$ —	$—	$ —	$ 4,226	$19,658	$41,341	$ 75,790
Barrow Hanley Value Fund	—	—	—	—	—	—	2,586	16,647	19,233
Focused Fund	—	839,479	312,740	—	—	24,381	67,565	—	1,244,165
Heitman REIT Fund*	—	—	—	—	—	8,564	16,561	—	25,125
Large Cap Growth Fund	180,999	105,397	—	—	—	17,297	20,002	14,496	338,191
Strategic Small Company Fund	—	—	—	—	—	51,812	4,523	4,884	61,219
TS&W Mid-Cap Value Fund	—	—	—	—	—	37,701	3,998	14,093	55,792
TS&W Small Cap Value Fund	—	—	—	—	—	7,317	4,741	3,783	15,841
Barrow Hanley Core Bond Fund	—	—	—	—	—	—	—	261	261
Cash Reserves Fund	—	—	—	—	—	—	—	—	—
Dwight Short Term Fixed Income Fund	—	—	—	—	1,222	—	—	576	1,798

* Information reflects fund activity for tax purposes based on the Fund's December 31, 2009 tax reporting year.

Amounts designated as "—" are either $0 or have been rounded to $0.

During the year ended March 31, 2010, the following capital loss carryforwards were utilized to offset realized capital gains and/or expired (000):

Fund	Amounts
Focused Fund	$501,086
Large Cap Growth Fund	215,777
Strategic Small Company Fund	120,747
TS&W Small Cap Value Fund	1,302
Cash Reserves Fund	3
Dwight High Yield Fund	502

Of the capital loss carryforwards attributable to the Focused Fund, Large Cap Growth Fund, Strategic Small Company Fund, TS&W Mid-Cap Value Fund and TS&W Small Cap Value Fund, the following amounts may be limited as a result of the reorganizations described in Note 1 and to the extent unrealized gains and losses that existed at the time of the reorganization are realized, the capital loss carryforwards may be further limited for up to five years from the date of the reorganization (000):

	Total Capital Loss Carryforwards at 03/31/10	Amounts limited annually due to 12/04/09 reorganization	Amounts limited annually due to 03/27/09 reorganization
Focused Fund	$1,244,165	$25,893	$ —
Large Cap Growth Fund	338,191	—	20,932
Strategic Small Company Fund	61,219	—	9,407
TS&W Mid-Cap Value Fund	55,792	—	13,936
TS&W Small Cap Value Fund	15,841	—	7,317

The federal tax cost, aggregate gross unrealized appreciation and depreciation of investments, excluding securities sold short, futures contracts and written options contracts, held by each Fund excluding the Cash Reserves Fund, at March 31, 2010, were as follows:

Fund	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation/ (Depreciation) (000)
Analytic U.S. Long/Short Fund	$ 154,691	$17,969	$ —	$ 17,969
Barrow Hanley Value Fund	121,362	16,398	—	16,398
Focused Fund	584,357	57,585	—	57,585
Heitman REIT Fund	45,451	13,549	—	13,549
Large Cap Growth Fund	168,975	40,474	(2,227)	38,247
Strategic Small Company Fund	90,807	20,207	—	20,207
TS&W Mid-Cap Value Fund	226,950	30,254	—	30,254
TS&W Small Cap Value Fund	91,738	35,175	(8,090)	27,085
Barrow Hanley Core Bond Fund	53,311	2,482	(96)	2,386
Dwight High Yield Fund	10,201	41	—	41
Dwight Intermediate Fixed Income Fund	102,606	2,489	(235)	2,254
Dwight Short Term Fixed Income Fund	213,094	1,121	—	1,121

7. CONCENTRATIONS/RISKS

The Cash Reserves Fund invests in a portfolio of money market instruments maturing in 397 days or less whose ratings are within one of the two highest ratings categories assigned by a nationally recognized statistical rating agency, or, if not rated, are believed by Dwight to be of comparable quality. The ability of the issuers of the securities held by the Fund to meet their obligations may be affected by economic developments in a specific industry, state or region.

Certain Funds invest a high percentage of their assets in specific sectors of the market, including technology and real estate. As a result, the economic and regulatory developments in a particular sector of the market, positive or negative, have a greater impact on the Fund's net asset value and will cause its shares to fluctuate more than if the Fund did not concentrate its investments in a particular sector. In addition, the Heitman REIT Fund is concentrated, which means it may invest 25% or more of it's net assets in specific industries.

Notes to Financial Statements — concluded

There are risks associated with selling short, including the risk that a Fund engaged in short sales may have to cover its short positions at a higher price than the short price, resulting in a loss. A Fund's loss on a short sale is potentially unlimited as a loss occurs when the value of a security sold short increases.

The Dwight High Yield Fund invests in high yield securities which may be subject to greater levels of interest rate, credit and liquidity risk than investment grade securities. These high yield securities may be considered speculative with respect to the issuer's continuing ability to make principal and interest payments and may be subject to significant price fluctuations.

Certain funds may invest in mortgage related or other asset backed securities. These securities include mortgage pass-through securities, collateralized mortgage obligations ("CMOs"), commercial mortgage-backed securities, CMO residuals, stripped mortgage-backed securities and other securities that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property. The value of some mortgage-related or asset-backed securities may be particularly sensitive to changes in prevailing interest rates, decreases in real estate values and early repayment of principal on some mortgage-related securities may expose a Fund to a lower rate of return upon reinvestment of principal. The value of these securities may also fluctuate in response to the market's perception of the creditworthiness of the issuers. Additionally, although certain mortgages and mortgage-related securities are supported by some form of government or private guarantee and/or insurance, there is no assurance that private guarantors or insurers will meet their obligations.

In the normal course of business, the Funds may enter into various agreements that provide for general indemnifications. Each Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Fund. However, based on experience, the Funds expect the risk of loss to be remote.

8. Interfund Lending

Pursuant to resolutions adopted by the Board of Trustees of each of the Trust and Old Mutual Funds I (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (for the purposes of this Note 8, the "OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the SEC on August 12, 2003 to the Trusts. The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the OM Funds may borrow more than 10% of their assets.

The Funds had no outstanding borrowings or loans related to interfund lending at any time during the year ended March 31, 2010.

9. Litigation

The PBHG Funds (now known as Old Mutual Funds II) and PBHG Fund Distributors (now known as Old Mutual Investment Partners) have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates a number of individual class action suits and derivative suits based on similar claims, which were previously filed against PBHG Funds and PBHG Fund Distributors in other jurisdictions, and were transferred to the U.S. District Court for the District of Maryland. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of PBHG Fund Distributors as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of PBHG Funds' 12b-1 Plan.

Any potential resolution of the Civil Litigation may include, but not be limited to, judgments or settlements for damages against any named defendant. Old Mutual Capital does not believe that the outcome of the Civil Litigation will materially affect the Funds or its ability to carry out its duty as investment adviser to the Funds.

10. Expenses Borne by Adviser

Legal, printing and/or compliance audit expenses relating to the Civil Litigation described in Note 9 and certain regulatory examinations in connection with the market timing allegations were incurred, and the Adviser and/or the former adviser paid these expenses on behalf of the Trust. Had the Adviser and/or the former adviser not paid these expenses, the expenses for the Funds would have been higher than what is reflected in the financial highlights for the years ended March 31, 2010, 2009, 2008, 2007 and 2006.

11. New Accounting Pronouncement

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06 "Improving Disclosures about Fair Value Measurements." ASU 2010-06 will require reporting entities to make new disclosures about amounts and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements and input and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. Also required is information on purchases, sales, issuances and settlements in the reconciliation of activity in Level 3 fair value measurements. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the reconciliation of activity in Level 3 fair value measurements, which are effective for interim and annual reporting periods beginning after December 15, 2010. At this time, the Adviser is evaluating the implications of ASU No. 2010-06 and its impact on the financial statements has not been determined.

12. Subsequent Events

In accordance with the provisions set forth in FASB Accounting Standards Codification 855-10 *Subsequent Events*, the Adviser has evaluated the possibility of subsequent events existing in the Funds' financial statements. At a meeting of shareholders of the Trust held on April 19, 2010, shareholders elected John R. Bartholdson, Robert M. Hamje, Jarrett B. Kling, L. Kent Moore and Thomas M. Turpin to the Board. Leigh A. Wilson, Albert A. Miller and Jettie M. Edwards, former Trustees of the Trust, will serve as Trustees Emeritus through December 31, 2011 and are available to consult with the Board but do not have the power to vote on any Trust matters. Messrs. Wilson and Miller and Ms. Edwards receive compensation from the Funds for acting in such emeritus role, and the Adviser has agreed to reimburse the Funds for these emeritus fees. The Adviser has determined that there are no additional material events that would require disclosure in the Funds' financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders of Old Mutual Funds II:

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets, and of cash flows for the Old Mutual Analytic U.S. Long/Short Fund and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Analytic U.S. Long/Short Fund, Old Mutual Barrow Hanley Value Fund, Old Mutual Focused Fund, Old Mutual Heitman REIT Fund, Old Mutual Large Cap Growth Fund, Old Mutual Strategic Small Company Fund, Old Mutual TS&W Mid-Cap Value, Old Mutual TS&W Small Cap Value Fund, Old Mutual Barrow Hanley Core Bond Fund, Old Mutual Cash Reserves Fund, Old Mutual Dwight High Yield Fund, Old Mutual Dwight Intermediate Fixed Income Fund, and Old Mutual Dwight Short Term Fixed Income Fund (constituting Old Mutual Funds II, hereafter referred to as the "Funds") at March 31, 2010 and the results of each of their operations, the changes in each of their net assets, and of the cash flows for the Old Mutual Analytic U.S. Long/Short Fund and the financial highlights for each of the periods indicated in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at March 31, 2010 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 19, 2010

NOTICE TO SHAREHOLDERS (Unaudited)

For shareholders that do not have a March 31, 2010 tax year end, this notice is for informational purposes only. For shareholders with a March 31, 2010 tax year end, please consult your tax advisor as to the pertinence of this notice. For the fiscal year ended March 31, 2010, each Fund is designating the following items with regard to distributions paid during the year.

Fund	Long Term Capital Gain Distribution*	Qualifying For Corporate Dividends Receivable Deduction[1]	Qualifying Dividend Income[2]	U.S. Government Interest[3]	Qualified Interest Income[4]	Qualified Short Term Capital Gain[5]
Old Mutual Analytic U.S. Long/Short Fund	—	100.00%	100.00%	0.10%	0.00%	0.00%
Old Mutual Barrow Hanley Value Fund	—	100.00%	100.00%	0.00%	0.00%	0.00%
Old Mutual Focused Fund	—	100.00%	100.00%	0.00%	0.00%	0.00%
Old Mutual Heitman REIT	—	0.00%	0.00%	0.00%	0.00%	0.00%
Old Mutual Large Cap Growth Fund	—	100.00%	100.00%	0.00%	0.00%	0.00%
Old Mutual Strategic Small Company Fund	—	100.00%	96.43%	0.00%	0.00%	0.00%
Old Mutual TS&W Mid-Cap Value Fund	—	100.00%	100.00%	0.00%	0.00%	0.00%
Old Mutual TS&W Small Cap Value Fund	—	100.00%	100.00%	0.00%	0.00%	0.00%
Old Mutual Barrow Hanley Core Bond Fund	$229,690	0.00%	0.00%	24.48%	100.00%	0.00%
Old Mutual Cash Reserves Fund	—	0.00%	0.00%	53.24%	100.00%	0.00%
Old Mutual Dwight High Yield Fund	—	0.00%	0.00%	0.00%	100.00%	100.00%
Old Mutual Dwight Intermediate Fixed Income Fund	—	0.00%	0.00%	34.37%	100.00%	100.00%
Old Mutual Dwight Short Term Fixed Income Fund	—	0.00%	0.00%	32.45%	99.96%	0.00%

(1) Qualifying dividends represent dividends which qualify for the corporate dividends received deduction and are reflected as a percentage of ordinary income distributions (the total of short-term capital gain and net investment income distributions).

(2) The percentage in this column represents the amount of "Qualifying Dividend Income" as created by the Jobs and Growth Tax Relief Reconciliation Act of 2003 and is reflected as a percentage of ordinary income distributions (the total of short-term capital gain and net investment income distributions). It is the intention of each of the Funds in the table to designate the maximum amount permitted by law.

(3) "U.S. Government Interest" represents the amount of interest that was derived from direct U.S. Government obligations and distributed during the fiscal year. This amount is reflected as a percentage of total ordinary income distributions (the total of short-term capital gain and net investment income distributions). Generally, interest from direct U.S. Government obligations is exempt from state income tax. However, for residents of California, Connecticut and New York, the statutory threshold requirements were not satisfied to permit exemption of these amounts from state income.

(4) The percentage in this column represents the amount of "Qualifying Interest Income" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of net investment income distributions that is exempt from U.S. withholding tax when paid to foreign investors.

(5) The percentage in this column represents the amount of "Qualifying Short-Term Capital Gain" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of short-term capital gain distributions that is exempt from U.S. withholding tax when paid to foreign investors.

* These amounts may include earnings and profits distributed to shareholders on the redemption of shares as part of the dividends paid deduction.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 888-772-2888 toll-free; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Information regarding how the Funds voted proxies relating to portfolio securities for the 12-month period ended June 30, 2009 is available (i) without charge, upon request, by calling 888-772-2888 toll free; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Old Mutual Funds II Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

Fund Expenses Example (Unaudited)

Six Month Hypothetical Expense Example — March 31, 2010

Example. As a shareholder of a Fund you may pay two types of fees: transaction fees and fund-related fees. The Funds may charge transaction fees, including sales charges (loads) on purchase payments; redemption fees; and exchange fees. The Funds also incur various ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2010.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, administration, custody and transfer agent fees. However, the Example does not include client specific fees, such as the $10.00 fee charged to IRA accounts, or the $10.00 fee charged for wire redemptions. The Example also does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each Fund under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 10/1/2009	Ending Account Value 3/31/2010	Annualized Expense Ratio for the Six Month Period	Expenses Paid During Six Month Period*		Beginning Account Value 10/1/2009	Ending Account Value 3/31/2010	Annualized Expense Ratio for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Analytic U.S Long/Short Fund — Class A					Old Mutual Focused Fund — Class A				
Actual Fund Return	$1,000.00	$1,083.80	1.53%	$7.95	Actual Fund Return	$1,000.00	$1,094.10	1.20%	$6.27
Hypothetical 5% Return	1,000.00	1,017.30	1.53	7.70	Hypothetical 5% Return	1,000.00	1,018.95	1.20	6.04
Old Mutual Analytic U.S Long/Short Fund — Class Z					Old Mutual Focused Fund — Class Z				
Actual Fund Return	1,000.00	1,084.50	1.28	6.65	Actual Fund Return	1,000.00	1,095.10	0.95	4.96
Hypothetical 5% Return	1,000.00	1,018.55	1.28	6.44	Hypothetical 5% Return	1,000.00	1,020.19	0.95	4.78
Old Mutual Analytic U.S Long/Short Fund — Institutional Class					Old Mutual Focused Fund — Institutional Class				
Actual Fund Return	1,000.00	1,086.10	1.09	5.67	Actual Fund Return	1,000.00	1,095.90	0.80	4.18
Hypothetical 5% Return	1,000.00	1,019.50	1.09	5.49	Hypothetical 5% Return	1,000.00	1,020.94	0.80	4.03
Old Mutual Barrow Hanley Value Fund — Class A					Old Mutual Heitman REIT Fund — Class A				
Actual Fund Return	1,000.00	1,145.30	1.26	6.74	Actual Fund Return	1,000.00	1,183.40	1.50	8.17
Hypothetical 5% Return	1,000.00	1,018.65	1.26	6.34	Hypothetical 5% Return	1,000.00	1,017.45	1.50	7.54
Old Mutual Barrow Hanley Value Fund — Class Z					Old Mutual Heitman REIT Fund — Class Z				
Actual Fund Return	1,000.00	1,146.10	1.00	5.35	Actual Fund Return	1,000.00	1,185.40	1.25	6.81
Hypothetical 5% Return	1,000.00	1,019.95	1.00	5.04	Hypothetical 5% Return	1,000.00	1,018.70	1.25	6.29
Old Mutual Barrow Hanley Value Fund — Institutional Class					Old Mutual Heitman REIT Fund — Institutional Class				
Actual Fund Return	1,000.00	1,147.00	0.87	4.66	Actual Fund Return	1,000.00	1,186.30	0.95	5.18
Hypothetical 5% Return	1,000.00	1,020.59	0.87	4.38	Hypothetical 5% Return	1,000.00	1,020.19	0.95	4.78

FUND EXPENSES EXAMPLE (Unaudited) — concluded

	Beginning Account Value 10/1/2009	Ending Account Value 3/31/2010	Annualized Expense Ratio for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Large Cap Growth Fund — Class A				
Actual Fund Return	$1,000.00	$1,111.90	1.36%	$7.16
Hypothetical 5% Return	1,000.00	1,018.15	1.36	6.84
Old Mutual Large Cap Growth Fund — Class Z				
Actual Fund Return	1,000.00	1,112.80	1.08	5.69
Hypothetical 5% Return	1,000.00	1,019.55	1.08	5.44
Old Mutual Large Cap Growth Fund — Institutional Class				
Actual Fund Return	1,000.00	1,114.20	0.90	4.74
Hypothetical 5% Return	1,000.00	1,020.44	0.90	4.53
Old Mutual Strategic Small Company Fund — Class A				
Actual Fund Return	1,000.00	1,106.00	1.55	8.14
Hypothetical 5% Return	1,000.00	1,017.20	1.55	7.80
Old Mutual Strategic Small Company Fund — Class Z				
Actual Fund Return	1,000.00	1,108.10	1.30	6.83
Hypothetical 5% Return	1,000.00	1,018.45	1.30	6.54
Old Mutual Strategic Small Company Fund — Institutional Class				
Actual Fund Return	1,000.00	1,110.10	1.05	5.52
Hypothetical 5% Return	1,000.00	1,019.70	1.05	5.29
Old Mutual TS&W Mid-Cap Value Fund — Class A				
Actual Fund Return	1,000.00	1,074.60	1.40	7.24
Hypothetical 5% Return	1,000.00	1,017.95	1.40	7.04
Old Mutual TS&W Mid-Cap Value Fund — Class Z				
Actual Fund Return	1,000.00	1,074.30	1.12	5.79
Hypothetical 5% Return	1,000.00	1,019.35	1.12	5.64
Old Mutual TS&W Mid-Cap Value Fund — Institutional Class				
Actual Fund Return	1,000.00	1,075.20	1.00	5.17
Hypothetical 5% Return	1,000.00	1,019.95	1.00	5.04
Old Mutual TS&W Small Cap Value Fund — Class A				
Actual Fund Return	1,000.00	1,102.80	1.50	7.86
Hypothetical 5% Return	1,000.00	1,017.45	1.50	7.54
Old Mutual TS&W Small Cap Value Fund — Class Z				
Actual Fund Return	1,000.00	1,103.80	1.25	6.56
Hypothetical 5% Return	1,000.00	1,018.70	1.25	6.29
Old Mutual TS&W Small Cap Value Fund — Institutional Class				
Actual Fund Return	1,000.00	1,105.80	1.10	5.78
Hypothetical 5% Return	1,000.00	1,019.45	1.10	5.54
Old Mutual Barrow Hanley Core Bond Fund — Institutional Class				
Actual Fund Return	1,000.00	1,026.90	0.70	3.54
Hypothetical 5% Return	1,000.00	1,021.44	0.70	3.53

	Beginning Account Value 10/1/2009	Ending Account Value 3/31/2010	Annualized Expense Ratio for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Cash Reserves Fund — Class A				
Actual Fund Return	$1,000.00	$1,000.50	0.25%	$1.25
Hypothetical 5% Return	1,000.00	1,023.68	0.25	1.26
Old Mutual Cash Reserves Fund — Class Z				
Actual Fund Return	1,000.00	1,000.50	0.27	1.35
Hypothetical 5% Return	1,000.00	1,023.59	0.27	1.36
Old Mutual Cash Reserves Fund — Institutional Class				
Actual Fund Return	1,000.00	1,003.20	0.20	1.00
Hypothetical 5% Return	1,000.00	1,023.93	0.20	1.01
Old Mutual Dwight High Yield Fund — Institutional Class				
Actual Fund Return	1,000.00	1,117.90	0.80	4.22
Hypothetical 5% Return	1,000.00	1,020.94	0.80	4.03
Old Mutual Dwight Intermediate Fixed Income Fund — Class A				
Actual Fund Return	1,000.00	1,027.50	0.83	4.20
Hypothetical 5% Return	1,000.00	1,020.79	0.83	4.18
Old Mutual Dwight Intermediate Fixed Income Fund — Class C				
Actual Fund Return	1,000.00	1,023.60	1.58	7.97
Hypothetical 5% Return	1,000.00	1,017.05	1.58	7.95
Old Mutual Dwight Intermediate Fixed Income Fund — Class Z				
Actual Fund Return	1,000.00	1,029.80	0.58	2.94
Hypothetical 5% Return	1,000.00	1,022.04	0.58	2.92
Old Mutual Dwight Intermediate Fixed Income Fund — Institutional Class				
Actual Fund Return	1,000.00	1,030.20	0.50	2.53
Hypothetical 5% Return	1,000.00	1,022.44	0.50	2.52
Old Mutual Dwight Short Term Fixed Income Fund — Class A				
Actual Fund Return	1,000.00	1,015.20	0.95	4.77
Hypothetical 5% Return	1,000.00	1,020.19	0.95	4.78
Old Mutual Dwight Short Term Fixed Income Fund — Class C				
Actual Fund Return	1,000.00	1,012.70	1.45	7.28
Hypothetical 5% Return	1,000.00	1,017.70	1.45	7.29
Old Mutual Dwight Short Term Fixed Income Fund — Class Z				
Actual Fund Return	1,000.00	1,017.50	0.70	3.52
Hypothetical 5% Return	1,000.00	1,021.44	0.70	3.53
Old Mutual Dwight Short Term Fixed Income Fund — Institutional Class				
Actual Fund Return	1,000.00	1,017.30	0.55	2.77
Hypothetical 5% Return	1,000.00	1,022.19	0.55	2.77

* Expenses are equal to the Funds' annualized expense ratio multiplied by the average account value over the period, multiplied by 182/365 days (to reflect the one-half year period).

Board of Trustees and Officers of the Trust

As of March 31, 2010 (Unaudited)

Trustees

The management and affairs of the Trust are supervised by the Board under the laws of the State of Delaware. The Trustees and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. The Trustees and Officers may be contacted c/o Old Mutual Capital, Inc., 4643 South Ulster Street, Suite 700, Denver, Colorado 80237. The Trust's Statement of Additional Information includes additional information about the Trustees and is available at oldmutualfunds.com or upon request, without charge, by calling 888-772-2888.

The chart below lists the Trustees of the Trust as of March 31, 2010, the end of the reporting period. At a meeting of shareholders of the Trust held on April 19, 2010, shareholders elected John R. Bartholdson, Robert M. Hamje, Jarrett B. Kling, L. Kent Moore and Thomas M. Turpin to the Board and Walter W. Driver was appointed an Advisory Trustee. Effective April 19, 2010, Leigh A. Wilson, Jettie M. Edwards Albert A. Miller resigned their position as Trustees and became Trustees Emeritus; see footnote 12 of the Notes to Financial Statements for additional information.

INDEPENDENT TRUSTEES

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Public Directorships Held by Trustee
Leigh A. Wilson (Born: 1944)	Chairman	Since 2005	Chief Executive Officer, Third Wave Associates, Inc. (older adult housing) since 1992. Director, The Mutual Fund Directors Forum (since 2004).	13	The Victory Portfolios; The Victory Institutional Funds; and The Victory Variable Insurance Funds.
John R. Bartholdson (Born: 1944)	Trustee, Audit Committee Chair and Financial Expert	Since 1995	Retired. Formerly Chief Financial Officer, The Triumph Group, Inc. (manufacturing) from 1992 to 2007.	20	ING Clarion Real Estate Income Fund.
Jettie M. Edwards (Born: 1946)	Trustee	Since 1995	Retired. Consultant, Syrus Associates (business and marketing consulting firm), 1986 to 2002.	13	EQ Advisors Trust.
Albert A. Miller (Born: 1934)	Trustee	Since 1995	Retired. Advisor and Secretary, the Underwoman Shoppes, Inc. (retail clothing stores), 1980 to 2002. Senior Vice President, Cherry & Webb, CWT Specialty Stores, 1995 to 2000.	13	N/A

INTERESTED TRUSTEE

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Public Directorships Held by Trustee
Thomas M. Turpin** (Born: 1960)	Interested Trustee	Since 2007	Chief Executive Officer (June 2008 to present) and Chief Operating Officer (2002 to September 2006), Old Mutual Asset Management. Chief Executive Officer (October 2008 to present), Interim Chief Executive Officer (April 2008 to October 2008) and Chief Operating Officer (October 2006 to April 2008), Old Mutual US Holdings, Inc.	13	N/A

* Trustee of the Trust until his/her successor is duly qualified and elected at the meeting of shareholders, or until his/her earlier resignation, retirement or removal from the Board as provided in the Trust's governing documents.

** Mr. Turpin is a Trustee who is deemed to be an "interested person" of the Trust, as that term is defined in 1940 Act, because he is an officer of the parent company of Old Mutual Capital and a director of Old Mutual Capital.

As of March 31, 2010 (Unaudited)

Trust Officers

The Board elects the Officers of the Trust to actively supervise its day-to-day operations. The Officers of the Trust, all of whom (except Mr. Veilleux) are officers and employees of the Adviser, are responsible for the day-to-day administration of the Trust and the Funds. The Officers of the Trust receive no direct compensation from the Trust or the Funds. Certain Officers also serve as an officer in a similar capacity for Old Mutual Funds I, another registered investment company managed by the Adviser.

The Officers of the Trust and their principal occupation for the last five years are set forth below. Trust Officers are elected annually by the Board and continue to hold office until they resign, are removed, or until their successors are elected.

Officers

Name and Age	Principal Occupation(s) During Past Five Years
Julian F. Sluyters Born 1960 President and Principal Executive Officer	President and Principal Executive Officer, Old Mutual Funds I and Old Mutual Funds II, since September 2006. Chief Executive Officer (since June 2008) and President (since September 2006) Old Mutual Capital, Inc. President and Chief Executive Officer, Scudder family of funds, 2004 to December 2005. Managing Director, UBS Global Asset Management, and President and Chief Executive Officer, UBS Fund Services, 2001 to 2003.
Edward J. Veilleux Born 1943 Senior Vice President	Senior Vice President, Old Mutual Funds II since January 2005. President, EJV Financial Services, LLC, since May 2002. Chief Compliance Officer, The Victory Funds, since October 2005. Vice President and Secretary, Swiss Helvetia Fund, since 1987. Vice President and Chief Compliance Officer, Hilliard Lyons Government Fund, Inc., since September 2004. Vice President (since 1986) and Chief Compliance Officer (since May 2008), ISI Funds. Assistant Vice President and Chief Compliance Officer, PNC Funds, 2004 to 2008.
Robert T. Kelly Born 1969 Treasurer and Principal Financial Officer	Vice President, Treasurer and Principal Financial Officer, Old Mutual Funds I and Old Mutual Funds II, since October 2006. Vice President, Old Mutual Capital, Inc. and Old Mutual Fund Services, since October 2006. Vice President of Portfolio Accounting, Founders Asset Management LLC from 2000 to February 2006.
Andra C. Ozols Born 1961 Vice President and Secretary	Vice President and Secretary, Old Mutual Funds I and Old Mutual Funds II, since 2005. Chief Administrative Officer, Old Mutual Capital, Inc. and Old Mutual Investment Partners, since September 2008. Senior Vice President, Secretary, and General Counsel, Old Mutual Capital, Inc. and Old Mutual Investment Partners, since June 2005. Executive Vice President (2004 to 2005), General Counsel and Secretary (2002 to 2005), and Vice President (2002 to 2004), ICON Advisers, Inc. Director of ICON Management & Research Corporation, 2003 to 2005. Executive Vice President (2004 to 2005), General Counsel and Secretary (2002 to 2005) and Vice President (2002 to 2004), ICON Distributors, Inc. Executive Vice President and Secretary, ICON Insurance Agency, Inc. (2004 to 2005).
Kathryn A. Burns Born 1976 Vice President, Chief Compliance Officer and Assistant Treasurer	Vice President and Chief Compliance Officer, Old Mutual Funds I and Old Mutual Funds II since 2010. Assistant Treasurer, Old Mutual Funds I and Old Mutual Funds II since 2006. Vice President and Chief Compliance Officer, Old Mutual Capital, Inc. and Old Mutual Funds Services, since 2010. Assistant Vice President (2009) and Regulatory Reporting Manager, Old Mutual Fund Services since August 2006. Manager (2004 to July 2006), Senior Associate (2001 to 2004), and Associate (1999 to 2001), PricewaterhouseCoopers LLP.
Kathryn L. Santoro Born 1974 Assistant Secretary	Vice President and Assistant Secretary, Old Mutual Funds I, since 2010. Vice President (since 2010) and Assistant Secretary (since 2007), Old Mutual Funds II. Vice President (since 2009) and Associate Counsel (since 2005), Old Mutual Capital, Inc.. Associate Attorney, Hall & Evans, LLC from 2004 to 2005.

Board Review and Approval of Investment Management and Sub-Advisory Agreements (Unaudited)

Background

On November 18, 2009, the Board of Trustees ("Board" or "Trustees") of Old Mutual Funds II (the "Trust"), including all those who are not "interested persons" of the Trust, approved the continuance of investment management agreements (the "Management Agreement") with Old Mutual Capital, Inc. ("OMCAP") and sub-advisory agreements with each of the Trust's then existing sub-advisers (each a "Sub-Advisory Agreement" and, together with the Management Agreement, the "Advisory Agreements") whose Sub-Advisory Agreements were scheduled to expire December 31, 2009, for a one year period ending December 31, 2010. On November 18, 2009, the Board, including all those Trustees who are not "interested persons" of the Trust, also approved a new investment sub-advisory agreement (the "Dwight Sub-Advisory Agreement") among the Trust, on behalf of the Old Mutual Cash Reserves Fund (the "Cash Reserves Fund"), Old Mutual Capital, Inc. ("Old Mutual Capital"), and Dwight Asset Management Company LLC ("Dwight"), subject to shareholder approval. At a meeting of shareholders of the Cash Reserves Fund held on March 11, 2010, shareholders approved the new Dwight Sub-Advisory Agreement and Dwight commenced portfolio management duties on behalf of the Cash Reserves Fund at the close of business March 12, 2010.

Under the Management Agreement, OMCAP has day-to-day responsibility for overall investment supervision, compliance and administrative functions for each series portfolio of the Trust (each a "Fund" and together, the "Funds"). Portfolio management of the Funds is performed by the sub-advisers, subject to the oversight of OMCAP and the Board.

In reaching its decision to approve the continuance of the Advisory Agreements, the Board, represented by independent legal counsel, considered the reduction in the management fees paid by the Funds and the more significant management fee breakpoints instituted as part of the extensive restructuring of the Funds' portfolio management and expense structure in 2006 (the "2006 Restructuring"). In addition, the Board considered OMCAP's contractual agreement to limit the Funds' expenses through December 31, 2010, to limit the Cash Reserves Fund's expenses through December 31, 2011, and to limit the Old Mutual Focused Fund's expenses through July 31, 2012. In the course of its deliberations, the Board evaluated, among other things, information related to the investment philosophy, strategies and techniques used in managing each Fund; the qualifications of the investment personnel at OMCAP and each of the sub-advisers; the compliance programs of OMCAP and the sub-advisers; brokerage practices, including the extent the sub-advisers obtained research through "soft dollar" arrangements with the Funds' brokerage; and the financial and non-financial resources available to provide services required under the Advisory Agreements. The Board also utilized the services of its Senior Vice President (the "Senior Officer"), who is independent from the Trust's various service providers, including OMCAP and its affiliates, in analyzing the Advisory Agreements and fee structures for each Fund except the Old Mutual TS&W Mid-Cap Value Fund, Old Mutual Barrow Hanley Core Bond Fund and Old Mutual Dwight High Yield Fund (the "Excluded Funds"). The Senior Officer reported to the Board on the reasonableness of the fees and profitability of OMCAP and the sub-advisers (the "Senior Officer's Report"). The Board also received a report prepared by OMCAP on comparative mutual fund performance, advisory fees, and expense levels for each Fund (the "Peer Reports"). The comparative fund peer groups utilized for the reports were compiled by Lipper, Inc. ("Lipper"), an independent mutual fund statistical service.

Senior Officer's Report

The Senior Officer's Report evaluated the proposed management and sub-advisory fees under the Advisory Agreements and considered a number of specific factors applicable to each Fund other than the Excluded Funds. These factors included:

- The nature and quality of the services provided by OMCAP and the sub-advisers, including Fund performance
- Management fees incurred by other mutual funds for like services
- Costs to OMCAP and its affiliates of supplying services pursuant to the Management Agreement, excluding intra-corporate profit
- Profit margins of OMCAP and its affiliates and the sub-advisers from providing the services
- Management fees charged by OMCAP and the sub-advisers to other clients
- Possible economies of scale

The Senior Officer conducted due diligence in connection with his review, including the following:

- Reviewed the materials submitted by OMCAP and the sub-advisers
- Reviewed financial information for the twelve month period ending August 31, 2009 presented by OMCAP and each of the sub-advisers
- Prepared additional spreadsheets and analysis regarding the financial information
- Visited the offices of OMCAP and selected sub-advisers during the course of the year to interview portfolio managers and administrative officers
- Attended all but one of the Trust's regularly scheduled 2009 Board meetings either in-person or telephonically and listened to presentations from OMCAP and the sub-advisers
- Reviewed the Peer Reports which compared the performance of each Fund with the performance of other funds in its investment category for the one year, three year and forty-four month periods ending August 31, 2009
- Reviewed the Peer Reports which compared the advisory fee and expense ratio of each Fund with those of other funds in its investment category for the twelve month period ending March 31, 2009

The Senior Officer recommended that the Board approve the continuance of the Advisory Agreements and the related fees. The discussion under the "Board Considerations" section below explains various factors, including the Senior Officer's Report, considered by the Board which resulted in the Board's approval of the Advisory Agreements.

Board Considerations

In reviewing the Advisory Agreements, the Board considered the following matters:

- *Nature and Extent of Services* — The Board considered the combined investment management and administrative services provided by OMCAP under its single, unified Management Agreement with the Trust. The Board further considered the recent restructuring of OMCAP and outsourcing of certain administrative functions to a third-party service provider. The Board believed that the combined advisory and administrative services provided a single point of contact for these services and a clearer focus on total expenses incurred by the Funds for these services than would otherwise be available through separate advisory and administration agreements.

- *Management Fees* — In reviewing management fees of the Funds, the Board considered the extensive discussions between OMCAP and the Board that took place as part of the 2006 Restructuring regarding the combined investment advisory and administrative fee (the "Management Fee") for each of the Funds. The Board considered that the Management Fee for each Fund had been reduced as part of the 2006 Restructuring. The Board considered the breakpoint schedules and expense limitation agreement (discussed below under Breakpoints for Management Fees, and under Fund Expenses) that were put in place as part of the 2006 Restructuring. The Board also considered further management fee reductions that took effect for the Old Mutual TS&W Small Cap Value Fund on March 28, 2009, the Old Mutual Barrow Hanley Value Fund on July 29, 2009, and the Old Mutual Large Cap Growth Fund on August 8, 2009. The Board further considered the current Management Fee for each Fund as compared to the data contained in the Peer Report as of March 31, 2009. In addition, the Board reviewed the sub-advisory fee paid by OMCAP to the sub-adviser(s) for each Fund pursuant to the Sub-Advisory Agreement(s) (the "Sub-Advisory Fee"). A more detailed discussion of each Fund's Management Fee is contained in the "Advisory Agreements" section below.

- *Breakpoints for Management Fees* — The Board considered the Management Fee breakpoints that had been established to benefit the Funds as part of the 2006 Restructuring. The Trustees considered these breakpoints an acceptable framework of expense savings to pass on to shareholders resulting from economies of scale.

- *Fund Expenses* — The Board considered that as a result of its extensive discussions with OMCAP in connection with the 2006 Restructuring and since that time, OMCAP had provided expense limitations for each Fund that capped expenses borne by the Funds and their shareholders. These expense limitations provided a meaningful reduction to the Funds' expense ratios and brought the total annual operating expense ratios of some Funds to levels at or near the median total expense ratios of unaffiliated funds in a peer group selected by Lipper. The Board considered further expense reductions that took effect for the Old Mutual Strategic Small Company Fund and Old Mutual TS&W Small Cap Value Fund on March 28, 2009, the Old Mutual Barrow Hanley Value Fund and Old Mutual Focused Fund on July 29, 2009, and the Old Mutual Large Cap Growth Fund on August 8, 2009. The Board further considered that OMCAP committed to extend the expense limitations for the Old Mutual Focused Fund through July 31, 2012 and for all other Funds through December 31, 2010. The Board also considered OMCAP's voluntary agreement to reimburse expenses of the Old Mutual Cash Reserves Fund to the extent necessary to assist the Fund in maintaining a minimum yield of 0.10% for each of the Fund's share classes.

- *Performance* — With respect to the sub-advisers, the Board considered the historical investment performance of each sub-adviser in managing the Funds and compared the sub-advisers' performance with that of unaffiliated funds in a peer group selected by Lipper. A more detailed discussion of each Fund's performance is contained in the "Advisory Agreements" section below.

- *Multi-Manager Structure* — With respect to the Old Mutual Strategic Small Company Fund, the Board considered the effectiveness of the Fund's multi-manager approach as a means to reduce risk and moderate the volatility inherent in the market segments in which the Fund invests. The Board also considered the potential advantages of the multi-manager approach of the Fund in creating a unique fund offering that does not directly compete with existing investment products offered by the individual sub-advisers.

- *Compliance Undertakings* — The Board considered that as part of the 2006 Restructuring, OMCAP agreed to operate under additional compliance policies and procedures ("Compliance Undertakings") pursuant to settlements by the Trust's former investment adviser with the Securities and Exchange Commission and separately with the New York Attorney General, many of which are more extensive than that required by current securities regulations. The Board recognized that these Compliance Undertakings represent additional protection to the Funds and their shareholders.

- *Benefits derived by OMCAP from its relationship with the Funds* — The Board considered the fall-out benefits to OMCAP, including OMCAP's increased visibility in the investment community. The Board also reviewed the profitability of OMCAP, its subsidiaries, and the sub-advisers in connection with providing services to the Funds. The Board weighed the benefits to affiliates of OMCAP, namely the Trust's relationship with its distributor, Old Mutual Investment Partners, which, although not profitable, created further visibility for OMCAP and its parent, Old Mutual (US) Holdings Inc.

Advisory Agreements

Discussed below in more detail is the Board's consideration of the Management Fee and expense limitation elements of the Advisory Agreements for each Fund as well as a discussion of the investment performance of each Fund.

Equity Funds

Old Mutual Analytic U.S. Long/Short Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions, and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Analytic Investors, LLC ("Analytic"), the Fund's sub-adviser.

Performance — With respect to performance, the Trustees considered that the Fund's Class Z share performance for the one year period ending August 31, 2009 ranked in the 60th percentile of the Fund's Lipper performance group. The Trustees further considered that the Fund's Class Z share performance for the three year and forty-four month periods ending August 31, 2009 both ranked in the 1st percentile of the Fund's Lipper performance group. The Trustees noted that performance for the one year period ending August 31, 2009 was impacted by significant market volatility during the period.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.80% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was on the low end of the fees OMCAP charged equity funds of which it is the adviser. The Trustees noted that the Fund's contractual Management Fee was the most competitive fee in its Lipper expense group but that the Fund's actual Management Fee ranked in the 60th percentile of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 31, 2010 to no more than 1.10% per year (exclusive of certain expenses such as dividends on short sales, brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes. The Trustees considered that the Fund's net total annual operating expenses for Class Z shares after waivers ranked in the 60th percentile of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund's favorable long-term performance, the competitive contractual Management Fee and expense limitation supported the continuation of the Management Agreement and Sub-Advisory Agreement with Analytic for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the contractual Management Fee being the lowest in the Fund's Lipper expense group, and the Fund's strong long-term performance, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Analytic should be approved.

Old Mutual Barrow Hanley Value Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions, and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Barrow, Hanley, Mewhinney & Strauss, LLC ("Barrow Hanley"), the Fund's sub-adviser.

Performance — With respect to performance, the Trustees considered that the Fund's Class Z share performance for the one year period ending August 31, 2009 ranked in the 30th percentile of the Fund's Lipper performance group. The Trustees further considered that the Fund's Class Z share performance for the three year and forty-four month periods ending August 31, 2009 both ranked in the 67th percentile of the Fund's Lipper performance group. The Trustees considered, however, that the Fund's significant exposure to the financials sector impacted Fund performance during the period preceding the one year period ending August 31, 2009.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.75% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.09%) was on the low end of the fees OMCAP charged equity funds of which it is the adviser. The Trustees noted that OMCAP agreed to reduce the Fund's Management Fee from 0.85% to 0.75% effective July 29, 2009. The Trustees considered that the Fund's contractual Management Fee ranked in the 50th percentile of the Fund's Lipper expense group, but that after OMCAP applied contractual fee waivers for the Fund's Class Z shares, the actual Management Fee ranked in the 40th percentile of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 31, 2010 to no more than 0.95% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes. The Trustees noted that OMCAP agreed to reduce the Fund's Class Z expense limit from 1.10% to 0.95% with corresponding reductions for the Fund's other share classes effective July 29, 2009. The Trustees also noted that the Fund's Class Z net total annual operating expenses after waivers was at the median of the Fund's Lipper expense group.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS (Unaudited) — continued

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund's strong performance for the one year period ending August 31, 2009 combined with OMCAP's decision to lower its contractual Management Fee and reduce the Fund's expense limitations supported the continuation of the Management Agreement and Sub-Advisory Agreement with Barrow Hanley for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and the recent reduction in its Management Fee and the Fund's expense limitations, the favorable historical performance of the Fund's sub-adviser, the favorable performance of the sub-adviser in managing other funds, and competitive net Management Fee for the Fund's Class Z shares, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Barrow Hanley should be approved.

Old Mutual Focused Fund — The Trustees reviewed the services provided by OMCAP, including investment decisions, compliance with prospectus limitations and other investment restrictions, and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by OMCAP Investors, a division of OMCAP ("OMCAP Investors").

Performance — With respect to performance, the Trustees favorably weighed the Fund's strong performance during the one year, three year, and forty-four month periods ending August 31, 2009. Specifically, the Trustees considered that the Fund's Class Z share performance ranked in the 1st percentile of the Fund's Lipper performance group for one year, three year, and forty-four month periods ending August 31, 2009.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.75% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was on the low end of the fees OMCAP charged equity funds of which it is the adviser. The Trustees also considered that the Fund's contractual Management Fee was below the median of the Fund's Lipper expense group and that after OMCAP applied contractual fee waivers for the Fund's Class Z shares, the Fund's actual Management Fee ranked in the 1st percentile of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through July 31, 2012 to no more than 0.95% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes. The Trustees noted that OMCAP agreed to reduce the Fund's Class Z share expense limitation from 1.05% to 0.95% with corresponding reductions for the Fund's Class A and Institutional Class shares effective July 29, 2009. The Trustees also noted that the Fund's Class Z net total annual operating expenses after waivers was below the median of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the strong performance of the Fund's Class Z shares and OMCAP's agreement to lower the Fund's expense limitations, further enhancing the benefits of economies of scale, supported the continuation of the Management Agreement with OMCAP for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP, its recent reduction of the Fund's expense limitations and extension of the expense limitations through July 31, 2012, the strong performance of the Fund's Class Z shares during the one year, three year and forty-four month periods ending August 31, 2009, and the competitive net Management Fees for the Fund's Class Z shares, the Management Fee was appropriate and the Management Agreement with OMCAP should be approved.

Old Mutual Heitman REIT Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions, and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Heitman Real Estate Securities, LLC ("Heitman"), the Fund's sub-adviser.

Performance — With respect to performance, the Trustees noted that the Fund's performance for the one year period ending August 31, 2009 ranked in the 89th percentile, and that the Fund's performance for the three year and the forty-four month periods ending August 31, 2009 both ranked in the 63rd percentile of the Fund's Lipper performance group. The Trustees considered, however, that the Fund's significant exposure to the real estate sector impacted Fund performance during the periods and also considered the favorable historical performance of the Fund's sub-adviser.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.90% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees OMCAP charged to equity funds of which it is the adviser. However, the Trustees considered that the Fund's contractual Management Fee was just above the median of the Fund's Lipper expense group. The Trustees noted that the Fund's actual Management Fee was above the median in its Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 31, 2010 to no more than 1.25% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes. The Trustees noted that the Fund's Class Z net total annual operating expenses after waivers was just above the median of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund's performance over the one year period ending August 31, 2009 was discouraging but that the Fund's performance was indicative of the difficult period for REITs and largely tracked the Fund's benchmark index. The Senior Officer's Report noted further that the contractual Management Fee was nearly at the median of the Fund's Lipper expense group and that the Senior Officer recommended the continuation of the Management Agreement and Sub-Advisory Agreement with Heitman for another year pending clarity of whether performance of the REIT market and the Fund can be improved.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the favorable historical performance of the Fund's sub-adviser, the favorable performance of the sub-adviser in managing other funds, and the contractual Management Fee for the Fund's Class Z shares just above than the median in the Fund's Lipper expense group, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Heitman should be approved.

Old Mutual Large Cap Growth Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions, and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Ashfield Capital Partners, LLC ("Ashfield") the Fund's sub-adviser. The Trustees noted that Ashfield assumed management of a portion of the Fund's assets effective February 10, 2007 and that prior to August 8, 2009, the Fund was co-sub-advised by Ashfield and Turner Investment Partners, Inc.

Performance — With respect to performance, the Trustees noted that the Fund's Class Z shares ranked in the 79th, 64th and 69th percentiles of the Fund's Lipper performance group for the one year, three year and forty-four month periods ending August 31, 2009, respectively.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.70% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.175%) was on the low end of the fees OMCAP charged equity funds of which it is the adviser. The Trustees noted that OMCAP agreed to reduce the Fund's Management Fee from 0.85% to 0.70% effective August 8, 2009. The Trustees also noted that the Fund's contractual Management Fee was below the median of the Fund's Lipper expense group and that after OMCAP applied contractual fee waivers for the Fund's Class Z shares, the Fund's actual Management Fee ranked in the 1st percentile of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 31, 2010 to no more than 1.00% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes. The Trustees noted that OMCAP agreed to reduce the Fund's Class Z share expense limitation from 1.25% to 1.00% with corresponding reductions for the Fund's other share classes effective August 8, 2009. The Trustees also noted that the Fund's Class Z net total annual operating expenses after waivers was just above the median of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that OMCAP's decision to lower the Fund's contractual Management Fee and expense limitations was helpful, as was the Fund's actual Management Fee being in the 1st percentile of the Fund's Lipper expense group, but the Fund's performance over the one year period ending August 31, 2009 was discouraging. The Trustees noted that the Senior Officer's report recommended the renewal of the Management Agreement and Sub-Advisory Agreement with Ashfield, and took under advisement the recommendation that this Fund warrants attention because of its lagging performance.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the recent reductions in the Fund's contractual Management Fee and expense limitations, and the competitive net Management Fee for the Fund's Class Z shares, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Ashfield should be approved.

Old Mutual Strategic Small Company Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisers, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisers. The Trustees further considered the portfolio management services provided by Ashfield, Eagle Asset Management, Inc. ("Eagle"), and Copper Rock Capital Partners, LLC ("Copper Rock"), each a sub-adviser to a portion ("sleeve") of the Fund's assets. The Trustees noted that Ashfield assumed management of a portion of the Fund's assets effective February 28, 2009 and that its sub-advisory agreement was not under consideration for renewal as it was scheduled to expire January 31, 2011.

Performance — With respect to performance, the Trustees considered that the Fund's performance ranked in the 50th percentile of its Lipper performance group for the one year period ending August 31, 2009, and that the Fund's performance ranked in the 55th and 67th percentiles of its Lipper performance group for the three year and forty-four month periods ending August 31, 2009, respectively.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS (Unaudited) — continued

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees OMCAP charged to equity funds of which it is the adviser but that the contractual Management Fee was below the median of the Fund's Lipper expense group. The Trustees also noted that after OMCAP applied contractual fee waivers for the Fund's Class Z shares, the Fund's actual Management Fee ranked in the 17th percentile of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 31, 2010 to no more than 1.30% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes. The Trustees noted that OMCAP agreed to reduce the Fund's Class Z share expense limitation from 1.35% to 1.30% with corresponding reductions for the Fund's other share classes effective March 28, 2009. The Trustees also noted that the Fund's Class Z net total annual operating expenses after waivers was below the median of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that OMCAP's agreement to lower the Fund's expense limitations was helpful, as was the Fund's competitive actual Management Fee, but that the Fund's long-term performance was discouraging. The Trustees noted that the Senior Officer's report recommended allowing the sub-advisory changes, which had been in effect for only six months, more time to have an effect on Fund performance and the renewal of the Management Agreement and Sub-Advisory Agreement with Copper Rock and Eagle. The Trustees took under advisement the recommendation that this Fund warrants attention to improve performance.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, OMCAP's agreement to lower the Fund's expense limitations, the contractual Management Fee level below the median of the Fund's Lipper expense group, and the competitive net Management Fee after contractual waivers for the Fund's Class Z shares, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Copper Rock and Eagle should be approved.

Old Mutual TS&W Mid-Cap Value Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions, and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Thompson Siegel & Walmsley LLC ("TS&W"), the Fund's sub-adviser.

Performance — With respect to performance, the Trustees considered that for the one year period ending August 31, 2009, the Fund's performance ranked in the 90th percentile of its Lipper performance group, but that the Fund's performance for the twenty-six month period ending August 31, 2009 ranked in the 29th percentile of the Fund's Lipper performance group.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.10%) was at the high end of the fees OMCAP charged to equity funds of which it is the adviser but that the contractual Management Fee was below the median of the Fund's Lipper expense group. The Trustees noted that after OMCAP applied contractual fee waivers for the Fund's Class Z shares the entire Management Fee was waived but that after OMCAP applied contractual fee waivers for the Fund's Institutional Class shares the actual Management Fee was above the median of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 31, 2010 to no more than 1.12% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes. The Trustees noted that the Fund's Class Z net total annual operating expenses after waivers was below the median of the Fund's Lipper expense group.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the Fund's strong relative performance for the twenty-six month period ending August 31, 2009, the contractual Management Fee below the median of the Fund's Lipper expense group, and the waiver of the entire Management Fee for the Fund's Class Z shares after contractual fee waivers, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with TS&W should be approved.

Old Mutual TS&W Small Cap Value Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions, and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by TS&W, the Fund's sub-adviser.

Performance — With respect to performance, the Trustees considered that for the one year period ending August 31, 2009, the Fund's performance ranked in the 67th percentile of its Lipper performance group, and that the Fund's performance for the three year and the forty-four month periods ending August 31, 2009 both ranked in the 45th percentile of the Fund's Lipper performance group.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 1.00% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees OMCAP charged to equity funds of which it is the adviser. The Trustees noted that OMCAP agreed to reduce the Fund's Management Fee from 1.10% to 1.00% effective March 28, 2009. The Trustees also noted that the Fund's contractual Management Fee was just above the median of the Fund's Lipper expense group and that after OMCAP applied contractual fee waivers for the Fund's Class Z shares, the Fund's actual Management Fee was at the median of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 31, 2010 to no more than 1.25% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes. The Trustees noted that OMCAP agreed to reduce the Fund's Class Z share expense limitation from 1.30% to 1.25% with corresponding reductions for the Fund's other share classes effective March 28, 2009. The Trustees also noted that the Fund's Class Z net total annual operating expenses after waivers was below the median of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that while the Fund's performance over the one year period ending August 31, 2009 was discouraging, the Fund's long-term returns were competitive. However, the Senior Officer's Report also indicated that despite the recent reduction of the Fund's contractual Management Fee and expense limitations, the Fund's Management Fee and expense limitations were above average. The Trustees noted that the Senior Officer's report recommended the renewal of the Management Agreement and Sub-Advisory Agreement with TS&W, and took under advisement the recommendation that this Fund warrants close attention because of its lagging performance.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, long-term performance that was in the top half of the Fund's Lipper performance group, the recent reduction of the Fund's contractual Management Fee and expense limitations, and the net total annual operating expenses after waivers for the Fund's Class Z shares below the median of the Fund's Lipper expense group, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with TS&W should be approved.

Fixed Income Funds

Old Mutual Barrow Hanley Core Bond Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions, and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Barrow, Hanley, Mewhinney & Strauss, LLC ("Barrow Hanley"), the Fund's sub-adviser.

Performance — With respect to performance, the Trustees considered that the Fund's Institutional Class performance for the one year period ending August 31, 2009 and the twenty-one month period ending August 31, 2009 both ranked in the 1st percentile of the Fund's Lipper performance group.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.60% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.05%) was at the high end of the fees OMCAP charged to fixed income funds of which it is the adviser but that the contractual Management Fee and the net Management Fee charged by OMCAP after its fee waiver for the Fund's Institutional Class shares were both below the median of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 31, 2010 to no more than 0.70% per year (exclusive of certain expenses such as dividends on short sales, brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Institutional Class shares. The Trustees also considered that the Fund's net total annual operating expenses for Institutional Class shares after waivers ranked in the 14th percentile of the Fund's Lipper expense group.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP, its agreement to cap Fund expenses, and the Fund's strong relative performance, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Barrow Hanley should be approved.

Old Mutual Cash Reserves Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions, and providing administrative services to the Fund. In reaching its decision to approve the Dwight Sub-Advisory Agreement, the Board, represented by independent legal counsel, considered the sub-advisory fee that would be paid to Dwight by Old Mutual Capital and contractual expense limits that would limit the Fund's expenses through December 31, 2011. In the course of its deliberations, the Board evaluated, among other things, information related to the investment philosophy, strategies and techniques that would be used in managing the Fund, the qualifications of the investment personnel at Dwight, the compliance programs of Dwight, brokerage practices, including the fact that Dwight does not utilize "soft dollar" arrangements with the Fund's brokerage, and the financial and non-financial resources available to provide services required under the Dwight Sub-Advisory Agreement.

In reviewing the Dwight Sub-Advisory Agreement, the Board considered the following matters with respect to the Fund:

- *Nature and Extent of Services* — The Board considered the portfolio management services to be provided by Dwight under the Dwight Sub-Advisory Agreement. The Board received a presentation by Dwight on its qualifications to manage the Fund, which included a discussion of the experience of the Dwight portfolio managers in managing accounts with investment objectives, strategies, and regulatory structures (specifically Rule 2a-7-eligible money market funds) similar to the investment objectives, strategies and regulatory structures of the Fund. The Board received representations from Dwight and its parent company, Old Mutual Asset Management, that they were cognizant of the risks of managing a Stable NAV fund such as the Fund and considered the steps that Dwight indicated it would take to mitigate those risks. The Board also received written materials from Dwight regarding its qualifications to perform the portfolio management services provided under the Dwight Sub-Advisory Agreement. Based on the presentation and the written materials provided by Dwight, the Board believed Dwight to be capable and qualified to perform the services provided under the Dwight Sub-Advisory Agreement.

- *Profitability/Costs* — The Board also reviewed the projected profitability of Dwight in connection with providing services to the Fund. In connection with this review, the Board reviewed Dwight's projected costs in providing services to the Fund and the basis for allocating those costs.

- *Benefits derived by Dwight from its relationship with the Fund* — The Board considered the fall-out benefits to Dwight, including Dwight's increased visibility in the investment community. The Trustees also weighed the benefits to affiliates of Dwight, including Old Mutual Capital, the Trust's distributor, Old Mutual Investment Partners, and their common parent, Old Mutual (US) Holdings, Inc.

The Board also considered the following matters with respect to the Fund:

Performance — The Trustees favorably viewed the experience of the Dwight portfolio managers who would manage the Fund, the investment characteristics of the investment strategy, and the historical performance of similar money market strategies managed by the Dwight portfolio managers.

Advisory and Sub-Advisory Fees — With respect to sub-advisory fees, the Trustees noted that Old Mutual Capital will pay Dwight's sub-advisory fee of 0.09% (net of 50% of any waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by Old Mutual Capital in respect of the Fund) from the Management Fee. The Trustees considered that Old Mutual Capital would not pay a $50,000 minimum annual sub-advisory fee under the Dwight Sub-Advisory Agreement. The Trustees noted also that Old Mutual Capital intended to reduce the management fee that it receives from the Fund from an annual rate of 0.40% to 0.18%.

Expense Limits — The Trustees considered that Old Mutual Capital was recommending changes to the existing expense limitation arrangement with the Trust pursuant to which Old Mutual Capital agreed to waive its Management Fee or reimburse Fund expenses to limit the total annual operating expenses through December 31, 2011 for each of the Fund's share classes (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses), as follows:

	Old Mutual Cash Reserves Fund - Proposed Expense Limits		
	Class Expense Limit	Fund Expense Limit	Total Expense Limit
Class A	0.35%	0.20%	0.55%
Class Z	0.10%	0.20%	0.30%
Institutional Class	0.00%	0.20%	0.20%

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund's competitive yield and the competitive contractual and net Management Fee levels supported the continuation of the Management Agreement.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the competitive performance of the sub-adviser in managing the Fund, OMCAP's voluntary agreement to assist the Fund in maintaining a minimum yield, and the contractual and net Management Fee levels below the median of the Fund's Lipper expense group, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP should be approved. The Board also concluded that the Dwight Sub-Advisory Agreement should be approved in view of the level of services that Dwight represented it would provide to the Fund, the good relative historical performance of similar money market strategies managed by Dwight portfolio managers, and the proposed changes to the contractual sub-advisory and Management Fee structure and expense limitations currently in place for the Fund.

Old Mutual Dwight High Yield Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions, and providing administrative services to the Fund. The Trustees considered the portfolio management services provided by Dwight Asset Management Company, LLC ("Dwight"), the Fund's sub-adviser.

Performance — With respect to performance, the Trustees considered that the Fund's Institutional Class performance for the one year and twenty-one month periods ending August 31, 2009 both ranked in the 1st percentile of the Fund's Lipper performance group.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.70% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.05%) was the highest of the fees OMCAP charged to fixed income funds of which it is the adviser. The Trustees noted that the Fund's contractual Management Fee was above the median of the Fund's Lipper expense group, but that after OMCAP applied contractual fee waivers for the Fund's Institutional Class shares, the actual Management Fee was below the median of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 31, 2010 to no more than 0.80% per year (exclusive of certain expenses such as dividends on short sales, brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Institutional Class shares. The Trustees also considered that the Fund's net total annual operating expenses for Institutional Class shares after waivers ranked in the 50th percentile of the Fund's Lipper expense group.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the net Management Fee level below the median of the Fund's Lipper expense group, and the strong relative performance of the Fund's Institutional Class shares, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Dwight should be approved.

Old Mutual Dwight Intermediate Fixed Income Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions, and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Dwight, the Fund's sub-adviser.

Performance — With respect to performance, the Trustees considered that for the one year period ending August 31, 2009, the Fund's Class Z share performance ranked in the 54th percentile of the Fund's Lipper performance group, but that the Fund's Class Z share performance for the three year and forty-four month periods ending August 31, 2009 both ranked in the 33rd percentile of the Fund's Lipper performance group.

Management Fees — With respect to management fees, the Trustees considered the Management Fee of 0.45% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.15%) and noted that the Management Fee is consistent with the fees that OMCAP charges other fixed income fund of which it is the adviser. The Trustees noted that the contractual Management Fee was below the median of the Fund's Lipper expense group and that after OMCAP applied contractual fee waivers for Class Z shares, the entire Management Fee was waived.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 31, 2010 to no more than 0.58% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes. The Trustees also considered that the Fund's net total annual operating expenses for Class Z shares after waivers was below the median of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the increase in the Fund's assets combined with the strong long-term relative performance of the Fund's Class Z shares support the continuation of the Management Agreement and Sub-Advisory Agreement with Dwight.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the competitive contractual Management Fee and the waiver of the entire Management Fee for the Fund's Class Z shares after contractual fee waivers, and the strong long-term relative performance of the Fund's Class Z shares, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Dwight should be approved.

Old Mutual Dwight Short Term Fixed Income Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions, and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Dwight, the Fund's sub-adviser.

Performance — With respect to performance, the Trustees considered that the Fund's Class Z share performance for the three year and forty-four month periods ending August 31, 2009 both ranked in the 20th percentile of the Fund's Lipper performance group. The Trustees noted that the Fund's Class Z share performance for the one year period ending August 31, 2009 ranked in the 60th percentile of the Fund's Lipper performance group.

Management Fees — With respect to management fees, the Trustees considered the Management Fee of 0.45% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.15%) and noted that the Management Fee is consistent with the fees that OMCAP charges other fixed income fund of which it is the adviser. The Trustees noted that the contractual Management Fee ranked in the 20th percentile of the Fund's Lipper expense group, but that the net Management Fee after OMCAP applied contractual fee waivers for Class Z shares ranked in the 40th percentile of the Fund's Lipper expense group.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS (Unaudited) — concluded

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 31, 2010 to no more than 0.70% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes. The Trustees noted that the Fund's Class Z net total annual operating expenses after waivers was above the median of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund's competitive expense ratio and competitive performance of the Fund's Class Z shares support the continuation of the Management Agreement and Sub-Advisory Agreement with Dwight.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong long-term relative performance of the Fund's Class Z shares, and competitive contractual Management Fee for the Fund's Class Z shares, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Dwight should be approved.

SHAREHOLDER PROXY RESULTS (Unaudited)

At meetings of shareholders of the Columbus Circle Technology and Communications Fund held on November 30, 2009, shareholders of the Columbus Circle Technology and Communications Fund approved a Plan of Reorganization providing for the sale of assets and liabilities of the Columbus Circle Technology and Communications Fund to the Focused Fund.

The voting results were as follows:

Fund	# Votes For Proposal	# Votes Against Proposal	# of Abstentions	# of Broker Non-Votes
Columbus Circle Technology and Communications Fund	3,429,547	627,496	215,452	605,686

At meetings of shareholders of the Growth Fund held on November 30, 2009, shareholders of the Growth Fund approved a Plan of Reorganization providing for the sale of assets and liabilities of the Growth Fund to the Focused Fund.

The voting results were as follows:

Fund	# Votes For Proposal	# Votes Against Proposal	# of Abstentions	# of Broker Non-Votes
Growth Fund	7,426,839	702,354	462,653	284,350

At a meeting of shareholders of the Cash Reserves Fund held on March 11, 2010, shareholders of the Cash Reserves Fund approved a new investment sub-advisory agreement with Dwight Asset Management Company LLC ("Dwight") and approved a modification to the Cash Reserves Fund's fundamental restriction on industry concentration. Dwight commenced portfolio management duties on behalf of the Cash Reserves Fund as of the close of business March 12, 2010.

The following is a report on the votes cast:

Fund	# Votes For Proposal	# Votes Against Proposal	# of Abstentions	# of Broker Non-Votes
Cash Reserves Fund Dwight Sub-Advisory Agreement	13,107,910	968,033	740,363	n/a

Fund	# Votes For Proposal	# Votes Against Proposal	# of Abstentions	# of Broker Non-Votes
Cash Reserves Fund Change to Fundamental Investment Restriction	12,957,842	1,168,226	690,237	n/a

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FOR MORE INFORMATION

For investors who want more information about Old Mutual Funds II, please contact us at:

By Telephone:

888.772.2888

By Mail:

Old Mutual Funds II
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This annual report is intended for the information of Old Mutual Funds II shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of Old Mutual Funds II, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.

 **OLD MUTUAL**

Funds distributed by Old Mutual Investment Partners

R-10-016 05/2010